EXHIBIT 99.1

Cameco Corporation
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2008
Dated March 27, 2009

Cameco Corporation
Annual Information Form
Table of Contents

REPORTING CURRENCY AND FINANCIAL INFORMATION	2

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS	2

NOTE REGARDING RESERVES AND RESOURCES	3

INCORPORATION AND SUBSIDIARIES	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
Three-Year Highlights	6
2009 Expected Material Developments	7

THE NUCLEAR BUSINESS	8
Overview	8
Uranium Concentrates Business	8
Market Background	8
Marketing	12
Mining Properties	13
McArthur River	13
Rabbit Lake	25
Crow Butte	26
Smith Ranch-Highland	26
Development Projects	26
Cigar Lake	26
Inkai	39
Exploration	44
Reserves and Resources	45
Uranium Reserves	46
Uranium Measured and Indicated Resources	47
Uranium Inferred Resources	48
Uranium Reserves Reconciliation	49
Uranium Resources Reconciliation	50
Uranium Fuel Conversion Services	51
Market Background	51
Marketing of Conversion Services	52
Operations	53
Environmental Matters	55
Overview of Impacts	55
Cameco Policies	57
Cameco Programs	58
Regulatory Compliance	58
US Regulatory Compliance	59
Fuel Services Waste Management	61
Government Regulation	62
Treaty on the Non-Proliferation of Nuclear Weapons (the “NPT”)	62
Canadian Uranium Industry Regulation	62
US Uranium Industry Regulation	64
Land Tenure	64
Canadian Royalties and Certain Taxes	66
Canadian Income Taxes	66
US Taxes	67
Kazakhstan Taxes	67
Employees	67

BRUCE POWER LP – NUCLEAR ELECTRICAL GENERATION	67
Overview	67
The Generating Facilities	70
Cameco Fuel Management	72
OPG Services to Bruce Power	72
Nuclear Waste Management and Decommissioning	72
Federal Regulation	73
Ontario’s Electricity Regulation	74

CENTERRA GOLD INC.	75
Centerra	75
Kumtor Mine	75
Boroo Mine	96
Gatsuurt Development Property	100
Reserves and Resources	100
Centerra Legal Proceedings	102
Centerra Material Contracts	105
Additional Information on Centerra	107

RISK FACTORS	107
Risks Relating to Cameco and Centerra Generally	107
Risks Relating to Nuclear Business	117
Risks Relating to Nuclear Electrical Generation	121
Risks Relating to Centerra	124

DESCRIPTION OF SECURITIES	127
Description of Share Capital	127
Restrictions on Ownership and Voting	128
Ratings of Securities	131
Dividend Policy	131

LEGAL PROCEEDINGS	132

2008 FINANCIAL STATEMENTS	132

MANAGEMENTS’S DISCUSSION AND ANALYSIS	132

MARKET FOR SECURITIES	132
Price Range and Trading Volume of Common Shares	133

DIRECTORS AND OFFICERS	133
Directors	133
Officers	135
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	135
Interest of Management and Others in Material Transactions	136

AUDIT COMMITTEE	136
Audit Committee Charter	136
Composition of the Audit Committee	136
Relevant Education and Experience	136
Fees Paid to External Auditors	137
External Audit Pre-Approval Practices	137

MATERIAL CONTRACTS	138

INTEREST OF EXPERTS	138

ADDITIONAL INFORMATION	139

Appendix “A”	140
2008 Cameco Annual Information Form

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REPORTING CURRENCY AND FINANCIAL INFORMATION

All monetary amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States (“US”) dollars.
Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and the US, as applicable to Cameco Corporation, are explained in the Company’s Form 40-F, filed with the US Securities and Exchange Commission (“SEC”), for the fiscal year ended December 31, 2008, as well as in the reconciliation to US GAAP filed with the Canadian securities authorities on SEDAR.
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this Annual Information Form and in the documents incorporated by reference which are not current statements or historical facts are “forward-looking information” (as defined under applicable Canadian securities laws) and “forward-looking statements” (as defined in the US Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “outlook”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: the target date for the resumption of UF6 production at Port Hope, mineral resource and mineral reserve estimates, and forecasts relating to mining, development and other activities at McArthur River, Rabbit Lake, Cigar Lake, Inkai and Kumtor.
There are risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this Annual Information Form and the information incorporated herein. Factors that could cause such differences include, without limitation: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity and gold; competition; the financial results and operations of Bruce Power LP and Centerra Gold Inc.; the impact of change in foreign currency exchange rates (such as Canadian/US rates) and interest rates; costs of supply critical to production; imprecision in production, cost (including capital costs), decommissioning, reclamation, mineral reserve and tax estimates; the impact of significant cost increases, in particular capital cost increases; litigation or arbitration proceedings (including as the result of disputes with government authorities (including tax authorities), suppliers, customers or joint venture partners); inability to enforce legal rights; defaults or inability to supply by one or more critical suppliers; defects in title; environmental, safety and regulatory risks including increased regulatory burdens, long-term waste disposal and the risk of uranium and production-associated chemicals affecting the soil at Port Hope and other sites; unexpected or challenging geological or hydrological conditions (including at the McArthur River, Cigar Lake, Rabbit Lake and Kumtor deposits); adverse mining conditions; reduction in mineral reserves due to geotechnical or other risks; political risks arising from operating in certain developing countries (including the Kyrgyz Republic, Kazakhstan and Mongolia); nationalization risk; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies (including legislation in Kazakhstan allowing the government to renegotiate previously signed agreements); demand for nuclear power; replacement of production (including through placing Inkai and Cigar Lake into production, transitioning to new mining areas at McArthur River beginning in 2009, and overcoming geotechnical challenges at the Kumtor deposit); failure to maintain or construct sufficient tailings capacity for uranium and gold production; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto (including the HEU Commercial Agreement); failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods (including flooding at McArthur River, Rabbit Lake or Cigar Lake), earthquakes, pit wall failure (including further highwall ground movement at the Kumtor mine), tailings pipeline and dam failures, and cave-ins; ability to maintain and further improve positive labour relations; strikes or
2008 Cameco Annual Information Form

lockouts; operating performance, disruption in the operation of, and life of, the company’s and customers’ facilities; availability of reagents, including at reasonable cost, and supplies critical to production (including the availability of acid at the Company’s operations in Kazakhstan and hydrofluoric acid at the Port Hope UF6 conversion plant); decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success and timely completion of planned development and remediation projects (including the remediation of and return to pre-flood construction and development at Cigar Lake); failure of radiation protection plans; the risk of a significant decline in economic conditions; and other development and operating risks. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the risk factors that could affect Cameco. Additional risks are noted elsewhere in this Annual Information Form under the heading Risk Factors and Cameco’s 2008 MD&A, as defined herein, under the heading “Risks and Risk Management”.
Forward-looking information and statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: the absence of material adverse changes in the ability of Cameco’s business units to supply product and services, other than as disclosed; there being no disruption of supply from third party sources; there being no significant changes in current estimates for sales volume, purchases and prices for uranium, conversion services, electricity, and gold; the expected spot prices and realized prices for uranium; the average gold spot price; Cameco’s effective tax rate; there being no significant adverse change in foreign currency exchange rates, interest rates or tax rates; there being no significant changes in production, cost (including capital costs), decommissioning, reclamation, tax and mineral reserve estimates; there being no significant changes in Cameco’s ability to comply with current environmental, safety and other regulatory requirements, and the absence of any material increase in regulatory compliance requirements; Cameco’s ability to obtain regulatory approvals in a timely manner; the status of geological, hydrological and other conditions at Cameco’s and Centerra’s mines; the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, adverse changes in government legislation, regulations or policies, or litigation or arbitration proceedings; continuing positive labour relations, and that no significant strikes or lockouts will occur; the success and timely completion of planned development and remediation projects and the replacement of production; and that general economic conditions do not deteriorate further. Forward-looking information and statements are also based upon the assumption that none of the identified risk factors that could cause actual results to differ materially from the forward-looking information and statements will occur.
The forward-looking information and statements included in this Annual Information Form and the documents incorporate by reference represent Cameco’s views as of the date of such documents and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Annual Information Form and the documents incorporated by reference about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s securityholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, and actual results and future events could vary or differ materially from those anticipated in them. Accordingly, undue reliance should not be placed on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2009 involve greater risks and require longer term assumptions and estimates than those for 2009, and are consequently subject to greater uncertainty. Therefore, special caution should be taken in terms of placing reliance on such forward-looking information and statements.
NOTE REGARDING RESERVES AND RESOURCES

This Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of US securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining,
2008 Cameco Annual Information Form

Metallurgy and Petroleum (“CIM”) classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Information contained herein concerning mineral deposits may not be comparable with information made public by companies that report in accordance with US standards.
The mineral reserves and resources included or incorporated by reference have been estimated as at December 31, 2008 in accordance with definitions adopted by the CIM and incorporated into NI 43-101. In this Annual Information Form, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve”, and “proven mineral reserve” have the meanings adopted for those terms by the CIM.
Estimates of uranium reserves and resources were prepared by or under the supervision of the qualified persons identified at The Nuclear Business – Reserves and Resources. Estimates of gold reserves and resources were prepared by or under supervision of the qualified person identified at Centerra Gold Inc. – Reserves and Resources. Cameco reports mineral reserves and resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.
Cameco reports its mineral reserves and resources in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For US reporting purposes, the SEC’s Industry Guide 7 under the Securities Exchange Act of 1934 applies different standards in order to classify mineralization as a reserve.
For the purpose of estimating uranium reserves in accordance with NI 43-101, an average uranium price of $47.00 (US) per pound U3O8 was used. For the purpose of estimating uranium reserves in accordance with the SEC’s Industry Guide 7 for US reporting purposes, an average uranium price of $70.00 (US) per pound U3O8 was used. Estimated uranium reserves are the same using either uranium price.
For the purpose of estimating gold reserves in accordance with NI 43-101 and the SEC’s Industry Guide 7 for US reporting purposes, reserves were estimated with cut-off grades based on a gold price of $675 (US) per ounce.
Mineral resources are not mineral reserves and do not have demonstrated economic viability, but they do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category will be upgraded to mineral reserves.
Although Cameco has carefully prepared and verified the mineral reserve figures presented in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated levels of uranium and gold will be produced. Estimated mineral reserves may have to be re-estimated based upon actual production experience. Fluctuations in the price of uranium and gold, production costs or recovery rates may render mineral reserves unprofitable to develop at a particular site or sites for a period of time. See Caution Regarding Forward-Looking Information and Statements and Risk Factors.
INCORPORATION AND SUBSIDIARIES

Incorporation
Cameco Corporation (“Cameco” or the “Company”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 19, 1987 to combine the uranium mining and milling operations of Saskatchewan Mining Development Corporation (“SMDC”) with the uranium mining, refining and conversion operations of Eldorado Nuclear Limited (“ENL”), since renamed Canada Eldor Inc. (“CEI”) (the “Reorganization”). Pursuant to the Reorganization, in October 1988, CEI and SMDC transferred substantially all of their assets to Cameco in exchange for Cameco assuming
2008 Cameco Annual Information Form

substantially all of their current and certain other liabilities and issuing common shares, one Class B Share and promissory notes.
Cameco’s articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada), as amended, and The Saskatchewan Mining Development Corporation Reorganization Act, contain certain constraints and restrictions. For a description of them, please see Description of Securities.
In 2002, Cameco’s articles were amended to increase the individual non-resident maximum share ownership from 5% to 15% and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. The articles were amended in 2003 to permit the board to appoint one or more directors between meetings of shareholders as permitted by the CBCA, subject to certain limitations, and to remove the requirement that the chairman of the board must be ordinarily resident in the province of Saskatchewan.
Cameco’s head office, registered office and principal place of business are located at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada S7M 1J3, telephone: (306) 956-6200.
Subsidiaries
Cameco through subsidiaries owns 100% of Cameco Europe Ltd., a Swiss company which is a party to the HEU Commercial Agreement. Under that agreement, Cameco Europe Ltd. has contractually committed supplies of 36 million pounds of uranium over the period January 1, 2009 to December 31, 2013.
Cameco owns a 31.6% limited partnership interest in Bruce Power Limited Partnership (“Bruce Power” or “BPLP”), an Ontario limited partnership, through its wholly owned Canadian subsidiaries Cameco Bruce Holdings Inc. and Cameco Bruce Holdings II Inc.
Cameco, through subsidiaries, also owns 52.7% of Centerra Gold Inc. (“Centerra”), a Canadian company that is one of the largest western-based gold producers in Central Asia and the former Soviet Union.
No other subsidiaries are individually or collectively material.
GENERAL DEVELOPMENT OF THE BUSINESS

Cameco is one of the world’s largest uranium producers. It is publicly traded on the Toronto and New York stock exchanges. The Company’s competitive position is based upon its large, high-grade mineral reserves and low-cost mining operations, significant market position and access to other supplies of uranium and uranium conversion services. Cameco is also one of the four significant converters of uranium concentrates (“U3O8”) to uranium hexafluoride (“UF6”) in the western world,1 the only commercial supplier of services to convert uranium concentrates to uranium dioxide (“UO2”) in the western world, and, through a subsidiary, one of two Canadian commercial suppliers of fuel fabrication services for CANDU reactors. Through subsidiaries, Cameco has a 31.6% limited partnership interest in Bruce Power, which leases and operates four Bruce B reactors in south western Ontario. The Company continues to explore for uranium in a number of countries.
Cameco, indirectly, owns 52.7% of Centerra, one of the largest western-based gold producers in Central Asia and the former Soviet Union. Centerra, which is publicly traded, operates and has a 100% interest in two producing gold mines, the Kumtor mine in the Kyrgyz Republic and the Boroo mine in Mongolia.

Note:

[1]	In this Annual Information Form when the term “western world” is used, it includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, Hungary, India, Indonesia, Japan, Lithuania, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and United States.
2008 Cameco Annual Information Form

Three-Year Highlights
Major developments in Cameco’s business in each of the fiscal years ended December 31, 2006 to December 31, 2008 were as follows:
2006
•	In January 2006, Cameco announced that the Kumtor mine life has been extended by almost three years and the Boroo mine life has been extended by more than one year.
•	In January 2006, Cameco’s board of directors approved a two-for-one stock split of its outstanding common shares and an increase in the annual dividend from $0.12 to $0.16 beginning in 2006 (both annual dividend amounts adjusted for the stock split).
•	In February 2006, Cameco paid $109 million to acquire Zircatec Precision Industries, Inc., a Canadian supplier of fuel fabrication services for CANDU reactors. Ziractec’s new name is Cameco Fuel Manufacturing Inc.
•	In April 2006, a significant water inflow occurred at the second Cigar Lake shaft. The inflow had no impact on other parts of the mine because the second shaft was not connected to the mine.
•	In July 2006, a pit wall ground movement occurred at Kumtor, involving a significant portion of the northeast wall. The ground movement did not reduce the amount of reserves; however, it did significantly reduce 2006 Kumtor production.
•	In October 2006, a second water inflow occurred at Cigar Lake, filling the underground development areas of the mine with water. Production start up was previously planned for early 2008. Remediation has commenced.
•	In November 2006, unionized employees at Cameco’s McArthur River and Key Lake uranium operations accepted a new contract, which will expire December 31, 2009.
•	In December 2006, Centerra and Kumtor unionized employees agreed on the material terms of a labour agreement. This agreement expired December 31, 2008. A new agreement has been entered into.
•	In December 2006, Cameco’s board of directors approved an increase in the annual dividend from $0.16 to $0.20 beginning in 2007.
2007
•	In March 2007, Cameco provided an update on the Cigar Lake project including that: (i) production start-up was targeted for 2010 (no target is now provided due to the August 2008 Cigar Lake water inflow); (ii) Cameco’s share of capital costs to bring Cigar Lake into production was estimated at $508 million including $234 million spent on construction as of March 2007, leaving $274 million remaining; and (iii) Cameco’s share of flood remediation expenses was estimated at $46 million. These March 2007 estimates are no longer accurate.
•	In July 2007, Zircatec unionized employees accepted a new contract, expiring June 2009, and Cameco Port Hope unionized employees accepted a new contract, expiring June 2010.
•	In July 2007, Centerra’s 2007 forecast of Kumtor gold production was reduced from 450,000 ounces of gold to 300,000 ounces.
•	In July 2007, Cameco discovered contamination of the soil under its UF6 conversion plant in Port Hope and suspended operations to conduct an investigation.
2008 Cameco Annual Information Form

•	In August 2007, Cameco and Centerra signed agreements with the government of the Kyrgyz Republic, which were aimed at providing additional business certainty for Kumtor’s mining operations. The agreements were subject to a number of conditions, including approval by the parliament of the Kyrgyz Republic. In June 2008, these agreements expired as they had not been ratified by parliament within the timeframe agreed to by the parties.
•	In September 2007, Cameco proceeded with a normal course issuer bid to purchase for cancellation up to 17.7 million (5%) of its common shares. 9,575,300 common shares were purchased (none in 2008) at a cost of $429,327,000. The program expired in September 2008.
•	In November 2007, Cameco reduced underground activities at Rabbit Lake due to an increase of water inflow. In late December, Cameco resumed normal mining activities after sealing off the source of the water inflow.
2008
•	In June 2008, Cameco entered an agreement with General Electric (GE) and Hitachi Ltd. subsidiaries, whereby it provided $124 million (US) in cash and issued a $73 million (US) promissory note to acquire a 24% interest in Global Laser Enrichment LLC (GLE), a uranium enrichment development company. The remainder of GLE is owned indirectly by GE (51%) and Hitachi Ltd. (25%).
•	In June 2008, Cameco and its partners agreed with Tenex to a new pricing structure under the HEU Commercial Agreement for the period 2011 to 2013, affecting approximately 7 million pounds during that time frame. The Russian and US governments have approved the new pricing structure.
•	In August 2008, a joint venture of a Cameco subsidiary (70%) and Mitsubishi Development Pty Ltd (30%) acquired the Kintyre uranium exploration project, located in Western Australia, from Rio Tinto for $495.0 million (US) (Cameco’s share $346.5 million (US)).
•	In August 2008, Cameco gave notice of its intention to redeem the 5% $230 million unsecured convertible debentures on October 1, 2008. 21,201,495 common shares were issued to holders who chose to exercise their conversion rights and 3,090 common shares were issued upon redemption of the remaining convertible debentures.
•	In 2008 Cigar Lake rehabilitation continued. The October 2006 water inflow area was sealed and dewatering of the mine began in the summer of 2008. However, in August a new inflow occurred, causing dewatering to be suspended. The main source of this inflow is from a fissure located in the top of a tunnel on the 420 metre level. A remediation plan has been developed to seal the tunnel. Cameco estimates sealing of the August 2008 inflow will take most of 2009.
•	In September 2008, the Port Hope UF6 plant was restarted upon completion of a year-long rehabilitation program. However, in November operations were suspended because Cameco was unable to resolve a contract dispute with its sole supplier of hydrofluoric acid. Because of contract negotiations and logistical issues, Cameco does not expect acid supply arrangements to be established before mid-2009, with production resuming thereafter.
2009 Expected Material Developments
Material developments that, at the date of this Annual Information Form, Cameco expects to occur in 2009, or that have occurred in 2009 prior to this date, relate to:
•	in February 2009, Cameco agreed with the lenders of its $470 million credit facility to increase the limit to $500 million and to extend the maturity date to June 16, 2010;
2008 Cameco Annual Information Form

•	in February 2009, Cameco added $100 million in short-term bank credit, maturing in February 2010, on terms similar to the increased $500 million facility;
•	in March 2009, Cameco issued 26,666,400 common shares for gross proceeds of $460 million in closing a bought deal of its common shares;
•	the expected sealing of the August 2008 Cigar Lake water inflow; and
•	the expected resumption of Port Hope UF6 production.
These material developments are discussed in more detail in this Annual Information Form and in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2008 (“2008 MD&A”), which is incorporated herein by reference. These expected 2009 material developments are not about present or historical facts and are therefore forward-looking information. This forward-looking information is based upon a number of assumptions that may prove to be incorrect, and there are risk factors that may cause actual results to differ materially. See Caution Regarding Forward-Looking Information and Statements, The Nuclear Business – Development Projects - Cigar Lake and Nuclear Fuel Conversion Business – Operations, and Risk Factors for disclosure of the key assumptions and risk factors that could cause actual results to vary materially.
THE NUCLEAR BUSINESS

Overview
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 15% of the world’s electricity. According to the World Nuclear Association, nuclear plant electric generating capacity is expected to grow modestly between now and the year 2018, primarily as a result of new reactor construction, improved reactor operation and reactor life extensions. The rate of growth is expected to be somewhat below that of the total market for electricity.
The major stages in the production of nuclear fuel are: (a) uranium exploration; (b) mining and milling; (c) refining and conversion; (d) enrichment; and (e) fuel fabrication (also known as fuel manufacturing). Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed and uranium ore is extracted and upgraded at a mill to produce uranium concentrate. Mining companies usually sell uranium concentrate to electrical generating companies (“utilities”) around the world on the basis of the U3O8 contained in the uranium concentrate. Utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.
Cameco’s involvement in the nuclear business consists principally of: (a) exploring for, developing, mining and milling uranium ore to produce uranium concentrate; (b) supplying uranium refining and conversion services to produce UO2 and UF6; (c) purchasing uranium, uranium conversion and enrichment services from third parties; (d) supplying fuel manufacturing services for CANDU reactors; (e) selling produced and acquired uranium and uranium conversion services, as well as acquired enrichment services, to utilities; and (f) the generation and sale of electricity through its 31.6% limited partnership interest in Bruce Power.
Uranium Concentrates Business
Market Background
Demand
The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants. World annual uranium fuel consumption has increased from approximately 75 million pounds U3O8 in 1980 to about 172 million pounds in 2008. Cameco estimates that annual uranium fuel consumption in the world will reach 226 million pounds in 2018, reflecting an annual growth rate of almost 3% per year over the period. Demand could be increased slightly by the
2008 Cameco Annual Information Form

current trend toward improving plant operating performance or reduced by the premature closing of some nuclear power plants and the substitution by utilities of more enrichment services for uranium. Please see Cameco’s 2008 MD&A at page 12 under the heading “Uranium Demand” for more information on how enrichment services may be substituted for uranium.
Supply
Uranium supply sources include primary mine production and secondary sources such as excess inventories, uranium made available from defence stockpiles and the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. Russia supplies most of the requirements of the former Soviet Union and Eastern European countries from inventories, reprocessed used reactor fuel, re-enriched depleted uranium tails and primary mine production.
Primary Production
The uranium production industry is international in scope with a small number of companies operating in relatively few countries. Cameco estimates 2008 world mine production was about 115 million pounds U3O8, up 7% from 107 million pounds in 2007. Approximately 93% of estimated world production was sourced from eight countries (in order of production, from greatest to least): Canada (21%), Australia (19%), Kazakhstan (19%), Namibia (10%), Russia (8%), Niger (7%), Uzbekistan (5%), and the US (4%). 81% of estimated 2008 world production was marketed by seven producers; Cameco accounting for about 15% of that production (17 million pounds).
2008 uranium mine production met about 67% of global uranium requirements. Secondary supplies (such as recycling and blended down HEU) continue to bridge the gap and Cameco expects this to continue in the near future.
Subject to the constraints described below, all primary production is available to meet the demand of the nuclear power industry.
Secondary Sources
Each year since 1985, world uranium production has been less than uranium consumption. The resulting shortfall has been covered by a number of secondary sources. Excess inventories held by utilities, producers, other fuel cycle participants and governments (including Russian government inventories) have been and continue to be a significant source of supply. Utilities in Europe also use reprocessed uranium and plutonium derived from used reactor fuel. In addition, in recent years, re-enriched depleted uranium tails have been generated using excess enrichment capacity. Cameco estimates these two recycling sources will meet about 5% of world demand to 2018. As well, uranium derived from the dismantling of Russian nuclear weapons (expected to be available through 2013 when the Russian HEU Agreement, as defined below, ends) has also become a significant source of supply, expected to meet about 6% of world demand to 2018. In parallel, the US has made some of its military inventories available to the market, although in quantities much smaller than those derived from the Russian HEU Agreement. Cameco estimates about 3% of world demand to 2018 will be met from this secondary supply source held by the US Department of Energy (“DOE”).
Uranium from Nuclear Disarmament
In February 1993, the United States and Russia signed an agreement (the “Russian HEU Agreement”) to manage the sale of highly enriched uranium (“HEU”). Under this agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling Russian nuclear weapons, are to be diluted in Russia and delivered to the United States as low enriched uranium (“Disarmament LEU”), suitable for use in nuclear power plants. Disarmament LEU scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U3O8 (“Disarmament Uranium”). Russia plans to annually deliver LEU from 30 tonnes of HEU, about 24 million pounds U3O8 equivalent per year until the entire Disarmament LEU has been delivered. To the end of 2008, about 276 million pounds U3O8 equivalent had been delivered.
2008 Cameco Annual Information Form

The USEC Privatization Act, which became law in 1996, regulates the introduction of Disarmament Uranium into the US market. Under the USEC Privatization Act, Disarmament Uranium delivered after 1996 may be sold into the US market beginning in 1998 subject to an annual quota. The 2008 quota was 19 million pounds. Commencing in 2009 the annual quota will reach its maximum level at 20 million pounds.
The DOE has purchased certain Russian Disarmament Uranium. It currently holds a stockpile of 58 million pounds U3O8 equivalent, containing both this and US material that is to be withheld from the market until 2009, as a condition of the Russian HEU Agreement.
In March 2008, the DOE issued a policy statement, which contains a general framework explaining how it will manage its surplus uranium inventories, including the need to dispose of them without disruption to commercial markets. In December 2008, the DOE released its Excess Uranium Inventory Management Plan. The plan provides for the disposition of uranium based on a combined annual quantity of no more than 10% of the annual US nuclear fuel requirements; however, the DOE may exceed this annual limit for certain special purposes, such as initial core loads for new reactors. The DOE indicates less than 3 million pounds U3O8 would enter the market in 2009 and gradually ramp up to 5 million pounds U3O8 by 2013. 20 million pounds are to be made available for initial cores for new US reactors beginning in 2010.
The DOE’s level of inventory excess to program requirements amounts to 153 million pounds U3O8 equivalent. Cameco expects this uranium, which includes the 58 million pound stockpile related to the Russian HEU Agreement, will be made available to the market over the next 25 years.
HEU Commercial Agreement
On March 24, 1999, a Cameco subsidiary, along with Compagnie Generale des Matieres Nucleaires (now called “AREVA”), RWE Nukem Inc. of the United States and its affiliate RWE Nuklear GmBh of Germany (collectively “the Western Companies”) signed an agreement (such agreement, as subsequently amended, the “HEU Commercial Agreement”) with Joint Stock Company Techsnabexport (“Tenex”), the commercial arm of the Russian Ministry for Atomic Energy, under which the Western Companies were granted options to purchase a majority of the Disarmament Uranium. The Cameco subsidiary that is currently a party to the HEU Agreement is Cameco Europe Ltd.
On November 16, 2001, Tenex and the Western Companies signed an amendment to the HEU Commercial Agreement. Under the terms of the amendment, the Western Companies committed to exercise their options to purchase a quantity of uranium (about 124 million pounds U3O8) equal to their share of the annual quota under the USEC Privatization Act for the period 2002 to 2013. A Cameco subsidiary’s share was 53 million pounds. Tenex retained about 82 million pounds to sell under its share of the US quota. The Western Companies have exclusive options to purchase the balance of the Disarmament Uranium. From 2001 to 2003, a Cameco subsidiary exercised options for an additional 18 million pounds.
A series of related agreements between the US and Russian governments (collectively, the “Bilateral Agreement”), which are integral to the HEU Commercial Agreement, require Tenex to return to Russia the Disarmament Uranium not purchased by the parties to the HEU Commercial Agreement or sold by Tenex, and allows Russia to use about seven million pounds U3O8 equivalent annually for blending down HEU to Disarmament LEU. Pursuant to the Bilateral Agreement, the balance of the returned uranium is to be placed in a monitored stockpile. In the event the monitored stockpile exceeds 58 million pounds U3O8 equivalent, Russia is permitted to sell the excess into supply contracts in existence on March 24, 1999, mainly with utilities in Eastern Europe.
On June 16, 2004, the HEU Commercial Agreement was further amended to provide, among other things, that the Western Companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e., quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down HEU to commercially usable LEU. This amendment was due to Russia’s rising requirements for uranium to fuel its expanding nuclear plant construction program within Russia and abroad. This amendment resulted in the Western Companies exercising most of their options under the HEU Commercial Agreement, giving them firm purchase commitments for almost 163 million pounds of uranium from 2004 through to the end of 2013.
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Due to this further amendment, as well as Tenex’s 2003 decision to end further sales of its share of this material and return it to Russia, the amount of HEU-derived uranium that would have been available to the market in the western world was reduced by about 74 million pounds in the period 2004 through 2013, along with the contained conversion component of some 28 million kilograms of uranium as UF6. The 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia and 44 million pounds that was in the monitored stockpile as of the end of 2003. At the end of 2008, Cameco estimates there were 14 million pounds in the monitored stockpile.
In October 2007, Tenex requested the Western Companies enter into discussions on a pricing structure for the last few years of the remaining six-year term of the HEU Commercial Agreement. In June 2008, the Western Companies agreed with Tenex to a new pricing structure for the period 2011 to 2013, affecting approximately 7 million pounds during that time frame. The Russian and US governments have approved the new pricing structure.
Under the HEU Commercial Agreement, there remains 36 million pounds (about 7 million pounds uranium equivalent annually to 2013) to be delivered to Cameco Europe Ltd.
Trade Restraints and Policies
As a result of anti-dumping proceedings brought in the early 1990s, the US and certain countries entered into suspension agreements to limit access to the US market. Only the suspension agreement with Russia remains in effect. In February 2008, the United States Department of Commerce and Russia signed an amendment to the Russian suspension agreement, which allows for additional Russian supply directly to US utilities. The amendment sets out an annual LEU quota with very limited quantities in 2011 to 2013. Upon completion of the Russian HEU Agreement, in 2014 the annual quota increases to about 13 million pounds U3O8 equivalent through 2020. In addition to this quota, Russian uranium products may be supplied for initial cores in new US reactors.
The US restrictions have no effect on the sale of Russian uranium to other countries. About 70% of world uranium requirements arise from utilities in countries unaffected by the US restrictions. In 2008, approximately 57% of Cameco’s sales volume was to countries unaffected by the US restrictions. Utilities in some of these countries adopt policies that effectively limit the amount of Russian uranium they will purchase. Such policies often relate to security of supply concerns or their country’s bilateral relations with Russia.
The Euratom Supply Agency (“ESA”) in Europe, which must approve all uranium related contracts entered into by members of the EU, limits the use of nuclear fuel supplies from any one source in order to maintain security of supply (historically at an informal level of about 20%). In the 2007 Euratom Annual Report, the ESA stated they will continue to monitor the market to ensure diversity of supply and avoid overdependence on any single source. As well, they noted that in recent years restrictions on imports of natural uranium have not been deemed necessary.
Prices and Spot and Long-Term Volumes
Utilities secure a substantial percentage of their uranium requirements by entering into long-term contracts with uranium producers. Uranium contract terms generally reflect market conditions at the time the contract is negotiated. These contracts usually provide for deliveries to begin two to four years after signing and continue for several years thereafter. In awarding these contracts, utilities consider the commercial terms offered, including price, as well as the producer’s performance record and uranium mineral reserves.
Prices are established by a number of methods including fixed prices adjusted by inflation indices, market referenced prices (spot and/or long term price indicators) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions, such as discounts, that affect the price ultimately paid. For example, ceiling prices limit the upside potential of price movement, while floor prices establish a minimum price that will ultimately be paid. Instead of ceiling prices, some contracts may include a discount off the market price, when the market price reaches a threshold level. Prices under uranium supply contracts are usually confidential.
Utilities and other market participants also acquire uranium through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders and investors or investment funds are active in the market and generally source their uranium from organizations holding excess inventory including utilities, producers,
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governments and others. Spot market volume in 2008 increased to about 43 million pounds U3O8 from 20 million pounds U3O8 in 2007. The 2008 volume set a record. Historically, the volumes traded in the spot market have been smaller ranging from about 10% to 15% of annual consumption.
The industry average spot price (TradeTech and Ux Consulting (UxC)) on December 31, 2008, was $52.50 (US) per pound U3O8, a 41% decrease from the December 31, 2007, price of $89.50 (US). The industry average long-term price (TradeTech and UxC) on December 31, 2008, was $70.00 (US) per pound U3O8, down 26% from $95.00 (US) at December 31, 2007.
Cameco estimates 2008 long-term contracting to be about 130 million pounds U3O8, approximately half the volumes contracted in 2007, but still above the annual average levels prior to 2005.
Marketing
Cameco markets uranium to utilities in direct competition with supplies available from various sources worldwide. Cameco’s marketing strategy is to commit its uranium production under long-term contracts with a diversified mix of pricing mechanisms, as described above.
Sales contracts historically contained some quantity flexibility that enables the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. Recent contracts generally no longer provide such flexibility. In general, utilities purchase from multiple suppliers in order to diversify their sources. Cameco sells uranium concentrates for use by utilities in Argentina, Belgium, Canada, Finland, France, Germany, Japan, Romania, South Korea, Spain, Sweden, Taiwan, and the US.
In 2008, approximately 33% of Cameco’s U3O8 sales were to five customers. Cameco currently has commitments in excess of 300 million pounds U3O8 under long-term contracts with about 50 customers worldwide. Cameco’s five largest customers account for approximately 47% of these commitments. 49% of Cameco’s committed sales volume is to purchasers in the Americas (US, Canada and Latin America), 21% in the Far East and 30% in Europe.
Given Cameco’s multiple sources of supply, generally the Company’s contracts include supply interruption language. This language provides Cameco with the right to reduce, defer or cancel volumes on a pro-rata basis if there is a shortfall in planned mine production or purchases under the HEU Commercial Agreement.
In 2009, for those contracts that are impacted by supply interruption language, Cameco generally plans to defer a portion of deliveries for a five to seven-year period. Contract specific decisions are made in consultation with each of Cameco’s customers. In 2008, no deliveries were deferred as a result of the supply interruption provisions in Cameco’s contracts.
In addition, the baseload contracts put in place to support the development of Cigar Lake contain provisions which allow Cameco to reduce, defer or terminate deliveries in the event of any delay or shortfall in Cigar Lake production. Cameco continues to discuss with its customers the possible effect of the uranium production delay at Cigar Lake. For the Cigar Lake baseload contracts with deliveries in 2009 and 2010, these volumes (as well as 2007 and 2008 delivery volumes) have been deferred to the end of the respective contracts.
While Cameco has historically not sold significant quantities in the spot market, Cameco occasionally buys and sells spot material to take advantage of trading opportunities.
Cameco has purchased uranium under spot and long-term contracts and may make similar purchases in the future. At December 31, 2008, Cameco had firm commitments to purchase approximately 39 million pounds uranium equivalent over the 2009-2013 period, of which 36 million pounds is the result of the exercise of options under the HEU Commercial Agreement by Cameco Europe Ltd.
In 2006, Cameco entered into standby product loan agreements with two of its customers. In 2007, Cameco terminated the loan agreements with one of its customers. In 2008, Cameco terminated the remaining loan agreement and recognized deferred revenue and related costs in earnings. Subsequently, in 2008, Cameco entered in another standby
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U3O8 loan agreement with a customer. Please see Note 9 to Cameco’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008 (“2008 Financial Statements”) for more details of these standby product loan agreements.
Mining Properties
The Company’s uranium production is from two sources in Saskatchewan and two sources in the US. The Saskatchewan sources are the Rabbit Lake mine and mill and the combined McArthur River mine - Key Lake mill. The US sources are Crow Butte and Smith Ranch-Highland in situ recovery (“ISR”) operations. Cameco has two material uranium properties, McArthur River, which is being mined, and Cigar Lake, which is being developed. Cameco also has an ISR uranium development project in Kazakhstan called Inkai. Cameco is targeting commercial production at Inkai for 2009, subject to the availability of sulphuric acid.
The Key Lake mill processes McArthur River ore blended with stockpiled mineralized waste from the McArthur River or Key Lake deposits. Mining at Key Lake ended in 1997.
The following table shows Cameco’s share of uranium production (pounds U3O8) for the past three years. For Cameco’s share of forecast uranium production over the period 2009 to 2013, see page 27 of the Company’s 2008 MD&A at “Cameco’s Uranium Supply Outlook.”

	2006(1)	2007(1)	2008(1)
McArthur River (2) (3)	13,100,000	13,100,000	11,600,000
Rabbit Lake	5,100,000	4,000,000	3,600,000
Smith Ranch-Highland	2,000,000	2,000,000	1,200,000
Crow Butte	700,000	700,000	600,000

Total	20,900,000	19,800,000	17,000,000

Notes:

(1)	This does not include production from Inkai, which is not considered commercial. In 2008, Cameco’s share of Inkai production was 300,000 pounds. Inkai is expected to reach commercial production in 2009.

(2)	Milled at Key Lake.

(3)	McArthur River’s CNSC license limits annual production to 18.7 million pounds (Cameco’s share being 13.1 million pounds).
McArthur River
McArthur River in northern Saskatchewan is an underground uranium mine owned by two joint venture partners: Cameco (69.805%), and AREVA (30.195%). Cameco is the operator. It contains the world’s largest known high-grade uranium deposit. At December 31, 2008, the Company’s share of proven and probable mineral reserves was 509,000 tonnes of ore containing 232.2 million pounds U3O8 with an average grade of 20.7% U3O8, its share of measured and indicated mineral resources was 173,700 tonnes of ore containing 34.7 million pounds U3O8 with an average grade of 9.1% U3O8, and its share of inferred mineral resources was 448,600 tonnes of ore containing 97.0 million pounds U3O8 at an average grade of 9.8% U3O8.
A technical report on the McArthur River mine entitled “McArthur River Operation, Northern Saskatchewan, Canada”, dated February 16, 2009 with an effective date of December 31, 2008, (the “McArthur River Report”), has been prepared for Cameco in accordance with NI 43-101 under the supervision of David Bronkhorst, P. Eng., Charles R. Edwards, P. Eng., Alain G. Mainville, P. Geo., Gregory M. Murdock, P. Eng., and Leslie D. Yesnik, P. Eng., each of whom is a “qualified person”, but not independent of Cameco within the meaning of NI 43-101. The following description of the McArthur River mine is based on the McArthur River Report. A copy of the McArthur River Report is available electronically at www.sedar.com. Conclusions, projections and estimates set out in this Annual Information Form regarding McArthur River are subject to the qualifications, assumptions and exclusions that are detailed in the McArthur River Report. To fully understand the summary information set out below and elsewhere in this Annual Information Form, the McArthur River Report filed on SEDAR should be read in its entirety.
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For a description of royalties payable to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province, such as McArthur River, and taxes, environmental matters and uranium sales, see Canadian Royalties and Certain Taxes, Environmental Matters and Uranium Concentrates Business, respectively.
Property Description and Location
This property is located near Toby Lake in northern Saskatchewan, approximately 620 kilometres north of Saskatoon. The McArthur River mine site is compact, occupying approximately an area of one kilometre in the north/south direction and half a kilometre in the east/west direction.
The McArthur River uranium deposit is located in the area subject to mineral lease ML-5516, totalling 1,380 hectares. Under this mineral lease, Cameco acquired the right to mine this deposit. The current mineral lease expires in March 2014 with the right to renew for successive ten-year terms absent a default by Cameco.
Surrounding the McArthur River uranium deposit are 21 mineral claims, totalling 83,438 hectares. The mineral lease and mineral claims are contiguous. Title to the 21 mineral claims is secured until 2017, as a result of previous assessment work completed by Cameco. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
The surface facilities and mine shafts for the McArthur River operation are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease agreement was signed in April 1999 and has a term of 33 years. Obligations attached to the surface lease relate primarily to annual reporting regarding the status of the environment, land development and progress on northern employment and business development. Upon termination or expiry of the surface lease, a new surface lease can be entered into, if necessary, until further property decommissioning and reclamation has been achieved. The McArthur River surface lease presently covers about 651 hectares.
Site Accessibility, Climate, Local Resources, Infrastructure and Physiography
The means of access to the property is by an all-weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. A 1.6 kilometre unpaved air strip and air terminal is located approximately one kilometre east of the mine site within the surface lease, allowing flights to and from the McArthur River property. McArthur River ore is transported to the Key Lake mill for processing some 80 kilometres to the southwest along a gravel highway. Site operations are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during the winter months using propane-fired burners. There is easy access to and sufficient water from nearby Toby Lake to satisfy all industrial and residential water requirements. The site is connected to the provincial power grid. There are standby generators in case of grid power interruption. Personnel are recruited from the northern area communities and major Saskatchewan population centers such as Saskatoon. Underground development work is tendered to a number of mining contractors. Cameco personnel conduct all production functions.
McArthur River is a developed producing property, with surface right holdings that meet all of its mining operation needs as well as sufficient site facilities and infrastructures. No tailings management facilities are required as McArthur River ore is milled at the Key Lake mill.
The site consists of an underground mine, one full service shaft and two ventilation shafts along with numerous surface facilities, including inert waste rock stockpiles, a large capacity mine water treatment plant and ponds, a freshwater pump house, powerhouse, electrical substations, standby diesel generators as well as maintenance and warehousing facilities. Other major facilities include an ore body freezing plant, a concrete batch plant, an administration and maintenance shops building and an ore load-out building.
Waste rock piles from the excavation of the three shafts and all underground development are confined to a small footprint within the surface lease. Waste piles have been segregated into three separate areas: clean waste, mineralized waste (>0.03% U3O8) and potentially acid generating waste. The latter two stockpiles are contained on engineered lined
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pads. The clean waste piles include piles for mine development waste, crushed waste, and various piles for concrete aggregate and backfill.
The topography and the environment are typical of the taiga-forested lands common to the Athabasca basin area of northern Saskatchewan. The surface facilities are approximately 550 metres above sea level.
History
There have been numerous changes in ownership of participating interests in the joint venture that governs the McArthur River property. The joint venture was formed in 1976 and the original joint venture partners were Canadian Kelvin Resources Ltd. and Asamera Oil Corporation Ltd. In 1977, SMDC, a predecessor company to Cameco, acquired an interest in the joint venture and in 1980, became operator of the joint venture project. In 1988, Eldorado Resources Limited merged with SMDC to form Cameco and Cameco became operator of the joint venture project.
Two of the more recent significant changes in ownership occurred in 1998 and 1999. In 1998, Cameco bought all of the shares of Uranerz Exploration and Mining Ltd. (and changed Uranerz’s name to UEM), thereby increasing its direct and indirect participating interest in the McArthur River joint venture to 83.766%. In 1999, AREVA acquired one-half of the shares of UEM, thereby reducing Cameco’s direct and indirect participating interest in the McArthur River joint venture to 69.805% and increasing AREVA’s direct and indirect participating interest in the McArthur River joint venture to 30.195%.
In mid-March of 2009, the participating interest in the McArthur River joint venture held by UEM (27.922%) was distributed equally to its shareholders, Cameco (13.961%) and AREVA (13.961%). As a result, Cameco (69.805%) and AREVA (30.195%) each now hold their respective interests in the McArthur River joint venture directly.
Surface exploration programs were active from 1980 through to 1992. Significant mineralization of potentially economic uranium grades were first discovered as a result of surface drilling in the 1988 and 1989 exploration seasons. Surface drilling programs delineated a mineralized zone over 1,700 metres in length, occurring at depths ranging between 530 to 640 metres below surface.
Underground exploration began in 1993 and continued until 1997. Following review of the environmental impact statement, public hearings, and receipt of approvals from the governments of Canada and Saskatchewan, the Atomic Energy Control Board (“AECB”) issued construction licences for McArthur River in August 1997 and May 1998. In October 1999, Cameco received an operating licence from federal authorities and operating approval from provincial authorities.
Geological Setting and Mineralization
The McArthur River deposit is located in the south-eastern portion of the Athabasca basin, within the south-west part of the Churchill structural province of the Canadian Shield. The crystalline basement rocks underlying the deposit are members of the Aphebian aged Wollaston Domain, metasedimentary sequence and consist of two distinct parts: a hanging wall pelitic sequence of cordierite and graphite bearing pelitic and psammopelitic gneiss with minor meta-arkose and calc-silicate gneisses; and a sequence consisting of quartzite and silicified meta-arkose and rare pelitic gneisses. These basement rocks are unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Helikian Athabasca Group. These sediments consist of the A, B, C and D units of the Manitou Falls Formation; and a basal conglomerate containing pebbles and cobbles of quartzite. The sandstone is over 500 metres thick in the deposit area.
Uranium mineralization has been delineated from surface drilling over a strike length of 1,700 metres, generally occurring at depths ranging between 500 metres to 640 metres below surface. Underground drilling programs have covered approximately 750 metres of the 1,700 metre strike length delineated from surface. The mineralization is structurally controlled by a northeast-southwest trending reverse fault (the “P2 Fault”) which dips 40-65 degrees to the southeast. The fault has thrust a wedge of basement rock into the overlying sandstone. The vertical displacement of the fault exceeds 80 metres at the northeast end of the deposit decreasing to 60 metres at the southwest end.
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Underground drilling has delineated four distinct mineralization zones with mineral reserves (Zones 1 to 4). Two additional Zones, A and B, are on the northern portion of the deposit and are indicated through surface drill holes only. Ore widths are variable along strike. Five of the six mineralized zones occur in sandstone and basement rock along the faulted edge of the basement wedge. Zone 2 is the exception as it is entirely hosted in structurally disrupted basement rock in a unique area of the deposit where a massive footwall quartzite unit lies in close proximity to the main zone of faulting.
Although all rocks at McArthur River are altered to some degree, alteration is strongest in or near faults, often associated with mineralization. In the pelitic hanging wall basement rocks above the P2 Fault, chloritization is common and most intense within a metre of mineralization. Pervasive silicification is the predominant alteration characteristic of the sandstone. Intensity of silicification increases 375 metres below surface and continues to the unconformity. This brittle sandstone is strongly fractured along the path of the main fault zone, resulting in poor ground conditions and high permeability to water.
In general, the high-grade mineralization, characterized by botryoidal uraninite masses and subhedral uraninite aggregates, constitutes the earliest phase of mineralization in the deposit. Pyrite, chalcopyrite, and galena were also deposited during this initial mineralizing event. Later stage, remobilized uraninite occurs as disseminations, veinlets, and fracture coatings within chlorite breccia zones and along the margins of silt beds in the Athabasca sandstone.
Exploration, Drilling and Estimates
The original McArthur River resource estimates were derived from surface diamond drilling. The drill hole data consists of assay results from 42 drill holes compiled with all relevant geological and technical data. The very high grade encountered in these drill holes justified the development of an underground exploration project.
From 1994 to present, several drilling campaigns from underground levels at 530 metres and 640 metres depth were completed. Diamond drilling was followed by systematic radiometric probing of the holes using a high flux probe adapted to the very high radioactivity encountered. Drill holes intersected mineralized zones on a grid spacing of 10 x 10 metres. Radiometric probing was at 0.10 metre spacing in the radioactive zones. Where core recovery allows it, sampling and assaying of the cores as well as density measurements are performed to confirm correlations.
The data from underground exploration drill holes have been interpreted and estimates of mineral reserves and resources have been made in four mineralized zones (zones 1 to 4). In addition to this drilling, hundreds of freeze holes and raise bore pilot holes have provided data supporting the interpretation. In areas of no underground drill holes, surface exploration drill holes are the basis for the mineral resource estimates for four additional areas labelled MCA South, MCA North, Zones A and B.
Cameco has been undertaking surface exploration drilling since 2004 to test the extension of mineralization previously identified from historical surface drill holes, to test new targets along strike and to evaluate the P2 trend north of McArthur River. As at December 31, 2008, approximately 80 surface drill holes totalling in excess of 42,000 metres were drilled comprising a combination of conventional and directional drilling. The P2 structure has now been tested at approximately 200 metre intervals for a distance of 4.3 kilometres north of McArthur River. Results continue to be encouraging and will require follow-up drilling. For 2009, $3.5 million has been budgeted towards diamond drilling on extension of the P2 Fault both to the north and south of McArthur River.
Underground exploration drilling and development continued in 2008. Since 1993, over 630 underground drill holes, totalling in excess of 56,000 metres, have provided detailed information for 750 metres of strike length. Over 1,400 additional underground drill holes, totalling in excess of 85,000 metres, were drilled for geotechnical information, probe and grout covers, service and drain holes and freeze holes. Activity for 2009 focuses on evaluation of mineral resources, both to the north and to the south of the current mineral reserves. In 2008, mineral resources to the south of McArthur River were considered to have greater near term development potential for future mining due to established infrastructure and were made a higher priority exploration target. Tunnelling of a north exploration drift was initiated in 2007 and will be followed up with underground exploration once sufficient access has been established. Mineral resources to the north of McArthur River are planned for further evaluation in either late 2009 or 2010, depending on the progress made in the south.
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Cameco is satisfied with the quality of data obtained from the surface exploration and underground drilling at McArthur River and considers it valid for use in the estimate of mineral resources and mineral reserves at McArthur River. This is supported by the annual reconciliation of the mine production to within 5% of the estimate of pounds of uranium for the last five years.
Mine Operations and Development
Construction and development of the McArthur River mine began in 1997 and was completed on schedule and mining commenced in December 1999. Upon completion of mine commissioning, commercial production was achieved on November 1, 2000.
At present, the site includes three shafts. The first shaft is used to move workers, material and waste rock. The second shaft is used for mine exhaust air ventilation. The third shaft is equipped as an emergency means of egress. The first and third shafts are also used for fresh air ventilation.
Three permits must be maintained to operate the mine at McArthur River. Cameco holds a “Uranium Mine Facility Operating Licence” from the Canadian Nuclear Safety Commission (“CNSC”) and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” both from the Saskatchewan Ministry of Environment (“SMOE”). These permits are current. The CNSC licence was renewed for a five-year term in 2008 and expires on October 31, 2013. The SMOE permits will require renewal in 2009 as they expire on October 31, 2009. The renewal process for those permits has been commenced.
Cameco is working on the transition to new mining areas at McArthur River, including mine planning, development and freeze hole drilling. Underground drilling in McArthur River has delineated four mineralization zones with mineral reserves (Zones 1 to 4). Since mine start-up in 1999, only Zone 2 has been mined. Zone 2 is divided into four panels (Panels 1, 2, 3 and 5).
The McArthur River mine schematic above illustrates the location of six mineralized zones. The four described above and mineralized zones A and B, which are drilled from surface only and are currently categorized as inferred mineral resources.
As extraction of Zone 2 (Panels 1, 2 and 3) progresses, Cameco expects to place Zone 1, Zone 2 (Panel 5) and the lower mining area of Zone 4 into production in stages between 2009 and late 2010, subject to regulatory approval.
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Freeze drilling and raisebore access for lower Zone 1 has been developed on the 530 metre level. As a precautionary measure, the 560 metre level extraction chamber development will not be initiated until the production freeze wall has been established. Freeze drilling for lower Zone 1 is scheduled to begin in the second quarter of 2009.
At Zone 2 (Panel 5), the brine system to form the new freeze wall was activated in the fourth quarter of 2008. Approximately six months of freeze time are required before the raise bore chamber can be safely developed. Cameco intends to produce over 85 million pounds of U3O8 from this area, and initial production is anticipated in the second half of 2009.
In November 2008, the extraction area for lower Zone 4 development on the 590 metre level encountered a small inflow of water that was captured and controlled. The inflow has not caused Cameco to alter any planned mining on the 590 metre level, but full grouting of the inflow area is required before development resumes. Overall, lower Zone 4 is classified as higher risk development and Cameco has adjusted its development and production schedules to recognize and mitigate these risks. In 2009, development of this lower zone will continue and freeze hole drilling is expected to take place. Production from this area is now scheduled for 2010.
During the fourth quarter of 2008, access was successfully re-established along the previously backfilled Zone 2 (Panel 3) freeze wall on the 530 metre level. This mining area will be used to extend the life of Panel 3 and is part of the revised production plan for 2009 to address delays associated with the transition to new mining areas.
The mining of the McArthur River deposit faces a number of challenges, including groundwater control, weak rock formations and radiation. Based on these challenges, non-entry mining methods — including the raise boring method — will be required to mine the majority of the deposit.
The sandstones that overlay the ore zones and basement rocks contain significant amounts of water, which is at hydrostatic pressure that will flow into the underground workings unless they are controlled. Ground freezing is used to form an impermeable freeze wall, to prevent water from the sandstones entering into the active ore zones, and to help stabilize highly fractured footwall rocks during mining operations.
Ore extraction is performed by the raise boring method, with broken ore falling to the extraction level. A line-of-sight remote controlled loader transports the ore to a grinding circuit. This circuit grinds the ore to a size that is acceptable for the Key Lake leaching circuit. From the grinding circuit, ore is pumped 680 metres to surface for storage in four ore slurry-holding tanks. Ore is drawn out of the ore slurry holding tanks and pumped into containers on a transport truck for shipment to the Key Lake mill over an 80 kilometre all-weather road. Once a raise has been bored through the ore zone, it is backfilled with concrete. After all the rows of raises are complete in a chamber, equipment is removed from the area and the chamber is backfilled with concrete. A new chamber is excavated to allow for the next area to be mined and the cycle is repeated.
Cameco plans to continue using the current raise boring mining method to extract ore from lower Zone 1, Zone 2 (Panels 1, 2, 3 and 5) and the lower mining area of Zone 4. Alternate mining methods planned for other Zones of the ore body include boxhole boring and blasthole stoping.
In 2005, Cameco determined that the boxhole boring mining method will be better suited for the upper mining area of Zones 1, 3 and 4. Cameco plans to use this mining method for production from upper Zone 4 beginning in 2013. Boxhole boring is a vertical development technique used at a few mines around the world; however, this will represent its first application to uranium mining as a production method. Cameco has some experience with boxhole boring, as it previously tested this method at Rabbit Lake and Cigar Lake. Additional testing at McArthur River will be required to evaluate the productivity of this method and will require additional operational development during test work and initial mining phases.
Technical challenges associated with boxhole boring include reaming through frozen ground, raise stability, controlling raise deviation, material handling and control of radiation exposure. Accordingly, Cameco has scheduled a long lead-time for implementation to ensure the technical challenges are understood and risks mitigated. Until Cameco has fully developed and tested the boxhole boring method at McArthur River, there is uncertainty as to future estimated productivity. The first boxhole test raise at McArthur River was set up at the end of 2008, and pilot hole drilling
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commenced in early January 2009. Three raises in waste are planned for 2009 as is completion of freeze drilling for a boxhole boring ore extraction test area. The brine distribution system for this area will be installed in 2009 to permit test raise excavation in 2010. Cameco has CNSC approval for the boxhole test program in waste and expects to provide the CNSC with a second submission for boxhole boring in ore for 2010.
Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area, located just above the 530-metre level, began to flood portions of the mine. Remedial work to return the mine to safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in July 2003 for mine production to resume. The excess water inflow was sealed off in July 2004.
Following the water inflow incident in 2003, and as a result of a series of subsequent capacity improvements, Cameco has increased pumping capacity at the McArthur River mine to 1,650 cubic metres per hour, with the potential to add additional capacity. Cameco has the ability to treat between 750 and 800 cubic metres per hour through its conventional water treatment plant. In addition, another 750 cubic metres per hour contingency water treatment capacity is available which requires regulatory approval to use. Beyond that, Cameco has water storage capability of 50,000 cubic metres in a surface pond which could provide several weeks of storage for any inflows in excess of hourly treatment capacity.
Current discharge rates are limited by the SMOE, with approvals in place to release up to 360 cubic metres per hour during the period of April 15 to June 15 to allow passage of spawning fish through the downstream Read Creek culvert and up to 833 cubic metres per hour for the remainder of the year.
In 2009, Cameco plans to upgrade the Read Creek culvert to allow fish passage during high flow conditions, apply to the SMOE for removal of the 360 cubic metres per hour flow restriction, and submit an application to the CNSC and the SMOE for formal approval of the McArthur Contingency Water Management Plan that would allow it to operate the contingency water treatment plant and discharge at rates up to 1,500 cubic metres per hour during mine inflow conditions.
Milling
The Key Lake joint venture has two joint venture partners: Cameco (83 1/3%) and AREVA (16 2/3%). In mid-March of 2009, a 33 1/3% participating interest in the Key Lake joint venture, which up to that time had been held by UEM, was distributed equally to its shareholders, Cameco (16 2/3%) and AREVA (16 2/3%). As a result, Cameco and AREVA each now hold their respective interests in the Key Lake joint venture directly. The Key Lake joint venture is operated by Cameco.
The Key Lake joint venture entered into a toll milling agreement with AREVA in June of 1999, as amended in January 2001 (the “Original Toll Milling Agreement”), to process all of AREVA’s share of McArthur River ore at the Key Lake mill. The terms of the Original Toll Milling Agreement include a provision for processing at cost plus a toll milling fee and provide that the Key Lake joint venture owners are responsible for decommissioning the Key Lake mill and certain capital costs, including the costs of any tailings management associated with milling AREVA’s share of McArthur River ore. The Original Toll Milling Agreement further provides that after June 1, 2009, the agreement will automatically be extended for one-year periods unless six months notice is given by AREVA stating its desire to terminate the agreement effective at the end of any operating year.
As a result of the distribution by UEM of its interests in the Key Lake and McArthur River joint ventures to its shareholders (the “UEM Distribution”), the Original Toll Milling Agreement has been amended (the “Amended Toll Milling Agreement”) to reflect that with respect to AREVA’s entitlement to its pro-rata share of ore produced from the McArthur River joint venture which it held directly prior to the UEM Distribution (16.234%) (the “First Ore Stream”), the fees and expenses under the Original Toll Milling Agreement will not change. Further, AREVA will continue to not be responsible (as a Key Lake owner) for any pro-rata proportion of costs of the decommissioning the Key Lake mill and capital costs in connection with the First Ore Stream. The Amended Toll Milling Agreement provides that with respect to AREVA’s pro-rata share of ore produced from the McArthur River joint venture which it received as a result of the UEM Distribution (13.961%) (the “Second Ore Stream”), the fees and expenses and the responsibility for decommissioning the Key Lake mill and capital costs will be the same as those for a Key Lake joint venture owner under
2008 Cameco Annual Information Form

the Original Toll Milling Agreement. The termination rights of AREVA under the Amended Toll Mill Agreement remain the same as those in the Original Toll Milling Agreement described above except that the Second Ore Stream must be milled at the Key Lake mill for the entire life of the McArthur River project regardless of any termination rights of AREVA. Cameco has not entered into a formal toll milling agreement with the Key Lake joint venture, but its share of McArthur River ore is milled at Key Lake.
At the Key Lake mill, McArthur River ore is blended with low grade mineralized material down to approximately 4% U3O8. The uranium in the blended ore is then dissolved in a leaching circuit. The resulting uranium bearing solution is separated from the barren ore solids in a counter current decantation circuit and is further concentrated in a solvent extraction circuit. The uranium is precipitated out of solution by the addition of ammonia, producing ammonium diuranate that is thickened and centrifuged before the uranium is transferred to a calciner. The calciner dries and calcines the uranium before it is packed into 200 litre drums. The final product is about 98% U3O8.
Three permits must be maintained to operate the Key Lake mill, where ore from McArthur River is processed. Cameco holds a “Uranium Mill Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” both from the SMOE. These permits are current. The CNSC operating licence was renewed for a five-year term in 2008 and expires on October 31, 2013. The SMOE permits will require renewal in 2009, as they expire on November 30, 2009. The renewal process for those permits has been commenced.
Cameco has applied to increase the annual licence capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 per year (compared to the current 18.7 million pounds of U3O8). This application has been undergoing a screening level environmental assessment (an “EA”) under the Canadian Environmental Assessment Act (“CEAA”) with the CNSC as the responsible authority. The EA has been delayed due to discussions with the CNSC regarding how to address the local accumulation of molybdenum and trace amounts of selenium in the Key Lake downstream environment.
Cameco has developed an action plan to modify Key Lake’s effluent treatment process to reduce concentrations of molybdenum and selenium discharged into the environment. The CNSC operating licence includes a condition for the Key Lake mill to implement this action plan.
The action plan to modify the mill effluent treatment process was originally planned to be completed in the first part of 2008, but experienced difficulties in commissioning that subsequently required further project changes. Cameco expects the project to be complete and the new process changes optimized in the first half of 2009. The project includes completing mechanical modifications and equipment conditioning necessary to increase a molybdenum and selenium removal circuit’s availability to greater than 80%. Depending on the relative success of this project in reducing molybdenum and selenium concentrations in the Key Lake mill effluent, further work identified in the action plan referred to in the license condition may or may not be required.
In addition to obtaining approval for the EA (which will be required to be re-submitted at the appropriate time) and license approval to operate at higher production levels, Cameco will need to move to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning development and freeze hole drilling for the McArthur River zone transition is ongoing and only after this transition is complete will Cameco be in a position to fully assess the production rate capacity of the new mining zones. See Mining Operations and Development.
If Cameco receives approval for the increased production limit, Cameco expects that annual production will range between current forecast production of 18.7 million pounds and 20 million pounds of U3O8 until such time as revitalization is completed at Key Lake. Annual production levels after the mill revitalization is complete are expected to be largely dependent on mine production. Accordingly, Cameco anticipates it will be a number of years before it can achieve a sustainable increased production rate at these operations.
A revitalization assessment of the Key Lake mill was completed in the first part of 2008. Subsequently, detailed engineering commenced and further assessment of alternative options began. The revitalization plan includes upgrading circuits to new technology for simplified operation, increased nominal production capacity, and improved environmental performance. The first aspects of the plan involve construction of a new acid plant and oxygen plant. Engineering and
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project planning for these replacement plants was advanced in 2008 and construction is planned to start in 2009, subject to regulatory approvals.
There are two tailings management facilities at the Key Lake site. One is an above ground impoundment with tailings stored with compacted till embankments. This facility has not received tailings since 1996. Cameco is reviewing several decommissioning options regarding this facility. The other tailings management facility is located within the Deilmann pit (the “Deilmann TMF”), which was mined out in the 1990s. At present, tailings from processing McArthur River ore are deposited in the Deilmann TMF.
In February 2009, Cameco received regulatory approval for the deposition of tailings to a higher elevation in the Deilmann TMF. At current production rates, the approved capacity of the Deilmann TMF increases from five years to approximately eight years, assuming only minor storage capacity losses due to sloughing (or erosion) from the pit walls. Sloughing has occurred in the past, resulting in the loss of approved capacity.
Cameco has also initiated technical pre-feasibility work to secure long-term tailings capacity at Key Lake that will be sufficient to hold all tailings generated from processing of McArthur River mineral reserves as well as substantial additional capacity to allow for other potential sources of production. This tailings option study is considering the feasibility of further extending the capacity of the Deilmann TMF and options for new tailings management facilities. Cameco expects to submit a project description to regulatory agencies in 2009 that will initiate the environmental assessment process for securing long-term tailings capacity at Key Lake.
With respect to the ongoing operation of the Deilmann TMF, Cameco has performed several studies to better understand the pitwall sloughing mechanism and initiated engineering work to design and build mitigation measures for prevention of sloughing. Sloughing has occurred in the past at the Deilmann TMF resulting in the loss of approved capacity. Although the situation has recently stabilized as a result of stabilizing the water level in the pit, there is a risk of further sloughing at the Deilmann TMF.
There are five large rock stockpiles at the Key Lake site. Three of the stockpiles contain non-mineralized waste rock and two contain low-grade mineralized material. The latter are currently used to lower the grade of McArthur River ore to approximately 4% U3O8 before entering the milling circuit. The dilution of the high-grade ore serves three purposes: recovery of uranium from the low-grade material, reduced radiation exposures in the mill, and final disposal of the low- grade waste. The remaining non-mineralized waste rock stockpiles will require decommissioning upon site closure.
Decommissioning Key Lake and McArthur River
In 2003, Preliminary Decommissioning Plans (“PDPs”) for both the Key Lake and McArthur River operations were prepared by Cameco and approved by both the CNSC and the SMOE. The estimated cost of implementing these PDPs and addressing known environmental liabilities are reflected in two other associated documents called preliminary decommissioning cost estimates (“PDCEs”). These documents were revised in 2008 in support of the federal licence renewal process. Financial assurances to cover the 2008 PDCEs for McArthur River and for Key Lake operations were posted with the SMOE in the form of irrevocable standby letters of credit. Based on the total estimated decommissioning costs presented and approved in these PDCEs, Cameco will be increasing the financial assurance posted with the province of Saskatchewan to $120.7 million and $36.1 million for decommissioning the Key Lake and McArthur River operations, respectively.
Production Forecast, Mine Life and Payback
Annual production from McArthur River is forecast at a rate of 18.7 million pounds of U3O8 per year until 2016, and declines thereafter until 2033. Cameco estimates that McArthur River will have a mine life of at least 25 years with an expected pay back of capital invested by 2010.
In 2008, 16.6 million pounds of U3O8 was produced by toll milling McArthur River ore at Key Lake (Cameco’s share was 11.6 million pounds). This was 2.1 million pounds less than the licensed annual production limit of 18.7 million pounds and represents the only time in the past five years that McArthur River’s annual production target was not achieved. The production shortfall resulted from various process and equipment problems experienced throughout the
2008 Cameco Annual Information Form

year. Cameco believes that these problems have been corrected. Average mill metallurgical recovery for 2008 was 98.3%.
Sampling and Analysis
Surface drill hole locations at McArthur River are verified in the field by differential GPS or mine site surveyors. Holes are generally drilled on sections spaced at between 50 and 200 metres with 12 to 25 metres between holes on a section where necessary. Drilled depths averaged 670 metres. Vertical holes generally intersect mineralization at angles of 25 to 45 degrees, resulting in true widths being about 40% to 70% of the drilled width. Angled holes usually intercept the mineralized material perpendicularly, giving true width. All holes are radiometrically probed. A geologist examines the surface drill hole core in the field and determines and logs its overall characteristics including lithology, alteration, structure and mineralization. Any stratigraphy exhibiting noteworthy alteration, structures and radiometric anomalies are sampled for assay. Specific basement sampling procedures were based on the length of the interval to be sampled, and attempts were made to avoid having samples cross lithological boundaries. In addition, all core with radioactivity greater than 1000 counts per second is split and sampled for assay.
Detailed delineation drilling has been performed from underground drill bays over a strike length of 750 metres in the southern portion of the McArthur River deposit. Underground development has begun on the northern portion of the deposit, which will allow for future delineation drilling. Drilling is done from 30 metre spaced drilled stations with three fans of holes from each station and provides coverage of about 10 metres across the deposit which is considered to be adequate for mineral resource estimation. Underground drill samples are rarely analyzed because each hole is gamma logged with a downhole radiometric probe. The drill hole fans provide representative access for the gamma probes across the entire deposit. Radiometric probing is performed at 0.1 metre spacing in the radioactive zones and 0.5 metre spacing in unmineralized zones.
For surface drill holes, all uranium grade data is obtained from assaying core. Core recovery is generally considered excellent with local exceptions. The sample quality and representativeness of the surface drill holes is adequate for mineral resource estimation and mine planning. This has been validated on a number of occasions with underground drilling results in the vicinity of mineralized intervals drilled from the surface.
For underground drill holes, a small portion of the assay data used for mineral resource estimation is generated by assaying core to ascertain the U3O8 content past the probe limit of a hole or to provide correlation samples to compare against a probed interval. In these circumstances, the core is logged, photographed and then sampled for uranium analysis. The entire interval is sampled rather than splitting the core. This provides very high-quality samples in these areas. Core recovery in these areas can be excellent to poor. The sample quality and representativeness of the underground drill holes is adequate for mineral resource estimation and mine planning.
The following information is recorded for each sample: (a) hole number, date and name; (b) sample number; (c) from and to intervals and length; (d) recovered length; (e) SPP2 range of radioactivity; (f) weight; (g) core diameter; and (h) rock type, alteration, and mineralization. The sample number is written on a plastic bag and the sample is placed within. The bags are placed in a metal or plastic shipping drum, scanned by the radiation department and shipped to the Saskatchewan Research Council (“SRC”) in Saskatoon for analysis in accordance with the Transportation of Dangerous Goods regulations.
Sample information is verified by SRC personnel and samples are sorted according to radioactivity level. All samples are dried and further crushed and ground in secure radioactive facilities or in the main laboratory if determined to have minimal radioactivity. Samples are diluted and undergo ICP-OES analysis. A quality control sample is prepared and analyzed with each batch of samples. One of every 40 samples is analyzed in duplicate.
A number of quality control measures and data verification procedures are taken. Surveyed drill hole collar coordinates and hole deviations are entered in the database, displayed in plan views and sections and visually compared to the planned location of the holes. Core logging information is visually validated on plan views and sections and verified against photographs of the core or the core itself. Downhole radiometric probing results are compared with radioactivity measurements made on the core and drilling depth measurements. The uranium grade based on radiometric probing is validated with sample assay results when available. Comparisons of the information in the database against the original
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data are done, namely paper logs, deviation survey films, assay certificates and original probing data files. Since 2000, information collected from production activities, such as freeze holes, raise bore pilot hole probing, radiometric scanning of scooptram buckets and mill feed sampling, have been regularly compared to the drill hole data.
Quality assurance/quality control for underground drill hole information is focused on quality probing results. This is ensured by checks of the calibration of probes prior to use, by visually monitoring the radiometric measurements and by duplicating probe runs on occasions. Additional quality control is obtained through comparisons of the probing results with the core measurements and by visual inspection of the radiometric profile of each hole by an experienced geologist at the mine site or in Saskatoon. Reconciliation of the model to production is a very good indicator that grades estimated in the block model accurately reflect the mined grades.
Cameco employs a data and quality assurance coordinator (“DQAC”) who is responsible for reviewing the quality of geochemical data received from laboratory contractors. The DQAC reviews the analyses provided by the lab using the results of standard reference materials as a benchmark. The DQAC together with project geologists determine whether reassaying should be completed.
Security of Samples
All samples collected from McArthur River for determining uranium content by chemical analysis are prepared and analyzed under close supervision of a qualified geoscientist at the SRC which is a restricted access laboratory licensed by the CNSC for possession, transfer, import, export, use and storage of designation nuclear substances. Sample security is largely defined by regulation and all samples are stored and shipped in compliance with regulations. Tampering of samples is considered unlikely because of the high grades and the fact that core is scanned immediately after it is received at a sample preparation laboratory and grade is estimated at that point.
McArthur River Resource and Reserve Estimates
The mineral reserve and resource estimates for McArthur River are found below at The Nuclear Business - Uranium Concentrates Business - Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
1.	Key Assumptions
(a)	Uranium mineralization is continuous in quality and quantity between sampled areas.

(b)	Water control measures are effective at preventing water inflow.

(c)	The reported mineral reserves include appropriate provisions for dilution or mining recovery. Mineral reserves have been estimated with an average allowance of 20% dilution and a 95% mining recovery. The reported mineral resources do not include allowances for dilution and mining recovery.

(d)	Mineral reserves are recoverable by the current raise bore mining method and the planned mining methods of boxhole boring, and blasthole stoping.

(e)	Diamond drilling, ground support systems, and mining plans mitigates the risks associated with potentially adverse ground conditions.

(f)	Radiation protection measures in place continue to be effective.

(g)	For the purpose of estimating mineral reserves in accordance with NI 43-101, an average uranium price of $47 (US) per pound U3O8 was used. For the purpose of estimating mineral reserves in accordance with the SEC’s Industry Guide 7 for US reporting purposes, an average uranium price of $70 (US) per pound U3O8 was used. Estimated mineral reserves at McArthur River are the same using either uranium price.
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(h)	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the mineral resource and mineral reserve estimates.
2.	Key Parameters
(a)	The geological model employed for McArthur River involves geological interpretations on section and plan derived from surface and underground drill hole information.

(b)	For mineral resources estimated from surface drill holes, the uranium grade is determined from assay sample. For mineral resources and mineral reserves estimated from underground drill holes, grades were obtained from radiometric probing converted to percentage U3O8 on the basis of a correlation between radiometric counts and assay values.

(c)	Densities were determined from regression formulas based on density measurements of drill core and chemical assay grades.

(d)	Limits and continuity of the mineralization are structurally controlled.

(e)	Mineral reserves have been estimated at a cut-off grade of 0.8% U3O8.

(f)	Mineral resources have been estimated at a minimum mineralized thickness of 1.0 metre and at cutoff grade of 0.1% to 0.5% U3O8.

(g)	Mineral reserves at McArthur River were estimated based on the use of the raisebore, boxhole and blasthole stoping methods combined with freeze curtains. All material extracted by mining is radiometrically scanned for grade and that which is greater than 0.8% U3O8 is treated as ore and is fed to an initial processing circuit located underground consisting of grinding to produce an ore slurry which is hoisted hydraulically by pumps to surface. On surface the ore slurry is transported to the Key Lake mill for final processing and production of uranium. The mining rate is planned to vary between 110 and 130 tonnes per day at a full mill production rate of 18.7 million pounds U3O8 per year based on 98.4% mill recovery.

(h)	The key economic parameters underlying the mineral reserves include a conversion from US$ dollars to Cdn$ dollars using a fixed exchange rate of US$1.00 = Cdn$1.22 (reflecting the exchange rate at December 31, 2008).
3.	Key Methods
(a)	Mineral resources, based on pre-1993 surface drilling, were estimated using the two-dimensional cross-sectional method on vertical sections at 50 metre or 100 metre spacing using Autodesk Generic CADD software.

(b)	Mineral resources for Zones A and B, where additional holes were drilled from the surface since 2004, were estimated using 3-dimensional block models. Three-dimensional wire frame models were created from the geological interpretation of mineralization outlines using lithology, structure and uranium grade information interpreted on 25 or 50 metre spacing vertical cross-sections and plan views. Estimates of the grade and density of blocks of 5 metre x 10 metre x 2 metre were obtained from inverse squared distance method.

(c)	Mineral resources and mineral reserves delineated by underground drill holes were estimated using 3-dimensional block models. Three-dimensional wire frame models were created from digitized mineralization boundaries interpreted on 10 metre spacing vertical cross-sections and plan views. Estimates of the grade and density of blocks of 1 metre x 5 metre x 1 metre were obtained from ordinary kriging or inverse squared distance method.
2008 Cameco Annual Information Form

(d)	Mineral reserves are defined as the economically mineable part of the indicated and measured mineral resources. Only mineral reserves have demonstrated economic viability. The amount of reported mineral resources does not include amounts identified as mineral reserves.

(e)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.
There are numerous uncertainties inherent in estimating mineral reserves and resources. The reliability of any mineral reserve and resource estimation is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in uranium prices, subsequent to the date of the estimate, may justify revision of such estimates.
Rabbit Lake
Rabbit Lake, in northern Saskatchewan, is a uranium mining and milling complex, wholly owned by Cameco, which has been in operation since 1975. The Eagle Point mine, located on the Rabbit Lake lease, reopened in 2002, ending a three year care and maintenance period. In 2002, the Rabbit Lake mill also resumed operation, ending a one year care and maintenance period. Based upon the current mine plan, Eagle Point mineral reserves are forecast to be depleted in 2013. The mineral reserve and resource estimates for Rabbit Lake are found below at The Nuclear Business – Uranium Concentrates Business-Reserves and Resources.
There are three permits required to conduct mining and milling at Rabbit Lake. Cameco holds a “Uranium Mine Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” from SMOE. These permits expire on October 31, 2013.
Rabbit Lake achieved expected 2008 production of 3.6 million pounds U3O8. Reduced mill hill head grade was addressed through increased tonnage.
In January 2008, the source of December 2007 increased water inflow to the Eagle Point mine was permanently sealed. In the third quarter of 2008, mining activity resumed in the area affected by the inflow.
In February 2009, Cameco announced the one year extension of the expected Rabbit Lake mine life to 2013. Previously, Cameco extended the mine life at Rabbit Lake by finding additional mineral resources and converting them to mineral reserves.
In 2009, the underground drilling reserve replacement program will continue. In 2008, surface drilling was undertaken in support of Eagle Point as well as to test more regional targets. Encouraging results were obtained east and north-east of the mine that are being tested in the first quarter of 2009.
In early 2008, uranium in groundwater seepage was detected in an excavation for a new effluent treatment circuit adjacent to the Rabbit Lake mill. Concrete repairs and restoration of various containment areas in the mill were carried out. It was determined that the uranium in groundwater seepage was localized to the immediate vicinity of the mill and that the nearby Rabbit Lake in-pit tailings management facility (RLITMF) afforded regional control as groundwater near the mill flows to the RLITMF.
Substantial work has been carried out to renew the Rabbit Lake mill and associated facilities. A full replacement of the mill-distributed control system was completed in 2008. Selected plant equipment and process vessel replacement is ongoing. Extensive projects to reduce mill effluent concentrations of uranium (completed in 2006) and molybdenum and selenium (scheduled to be completed in 2009) are expected to meet or exceed current regulatory requirements.
Subject to regulatory approval, after an initial two-year mine ramp up period, Cameco expects that the Rabbit Lake mill will process just over one-half of the uranium solution resulting from the milling at AREVA’s JEB mill of the current Cigar Lake reserves. An EA relating to this uranium solution processing at Rabbit Lake (including the expansion of the RLITMF as described below) was approved by regulatory authorities in the summer of 2008. Cameco plans to complete
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the majority of the required mill modifications prior to commencement of uranium solution processing at Rabbit Lake. The processing of Cigar Lake uranium solution at Rabbit Lake is governed by a toll milling agreement. (See Cigar Lake – Toll Milling Agreements below).
This EA included expansion of the RLITMF. In September, the expansion of the RLITMF was initiated and completion is planned in the second quarter of 2009. In addition to sufficient capacity to contain all the tailings expected from future processing of Rabbit Lake’s share of Cigar Lake phase 1 uranium solution, Cameco expects that the expanded facility will have sufficient capacity to support continued mine and mill production from Eagle Point ore to 2013 (based upon expected ore grades and milling rates).
Cameco has also undertaken a study to examine adding new tailings management capacity at Rabbit Lake to support longer-term production growth potential. A new tailings management facility would require an EA.
Crow Butte
Crow Butte is an ISR uranium operation located near Crawford, Nebraska. Cameco holds a 100% interest in Crow Butte through its wholly owned subsidiary, Crow Butte Resources Inc. The mineral reserve and resource estimates for Crow Butte are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources.
Smith Ranch-Highland
Smith Ranch – Highland is an ISR uranium operation located near the towns of Glenrock and Douglas, Wyoming. It is owned 100% by Cameco through its wholly owned subsidiary, Power Resources, Inc. (“PRI”). The mineral reserve and resource estimates for Smith Ranch – Highland are found below at The Nuclear Business – Uranium Concentrates Business-Reserves and Resources. The Smith Ranch mill processes all Smith Ranch – Highland ISR mined uranium.
Development Projects
Cameco has one material uranium development project – Cigar Lake – in northern Saskatchewan. In December 2004, the Cigar Lake Joint Venture (“CLJV”) decided to develop the Cigar Lake mine.
Cameco also has a uranium development project in Kazakhstan called Inkai. In April 2004, Joint Venture Inkai decided to develop an ISR mine at the Inkai uranium deposit. Cameco, the joint venture operator, is targeting commercial production at Inkai for 2009, subject to the availability of sulphuric acid.
Continued development and start up of production at these two development projects is subject to the timely receipt of all necessary approvals, permits and licences.
Cigar Lake
Cigar Lake is the world’s second largest known high-grade uranium deposit. Cigar Lake is owned by joint venture partners Cameco (50.025%), AREVA Resources Canada Inc. (“AREVA”) (37.1%), Idemitsu Canada Resources Ltd. (“Idemitsu”) (7.875%) and TEPCO Resources Inc. (“TEPCO”) (5.0%). Cameco is the operator. At December 31, 2008, Cameco’s share of the Cigar Lake proven mineral reserves was 248,500 tonnes of ore containing 113.2 million pounds U3O8 with an average grade of 20.7% U3O8; of the indicated mineral resources was 30,500 tonnes of ore containing 3.3 million pounds U3O8 with an average grade of 4.9% U3O8; and of the inferred mineral resources was 158,500 tonnes of ore containing 59.1 million pounds U3O8 with an average grade of 16.9% U3O8.
In December 2004, the CLJV decided to proceed with development of the Cigar Lake mine. Development of the Cigar Lake project began in January 2005. Development has been delayed due to the two water inflow incidents that occurred in 2006 and an additional water inflow incident that occurred in August 2008 (see Water Inflow Incidents and Remediation below). The first incident in April 2006 resulted in the flooding of the second shaft, which was under construction. The second incident in October 2006 resulted in the flooding of the underground development areas. In November 2006, Cameco commenced work at Cigar Lake to remediate the underground development areas. In August
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2008 this remediation work was interrupted by another inflow that prevented the mine from being dewatered. Cameco estimates that it will take most of 2009 to seal the source of the August 2008 water inflow.
Cameco has incurred $359 million in capital costs to develop Cigar Lake to the end of 2008. Cameco no longer anticipates production startup in 2011 and is assessing the impact of the August 2008 inflow on the planned production date and capital cost estimate. Cameco will provide new estimates after the mine has been dewatered, the condition of the underground has been evaluated, and the resulting information has been incorporated in a new mining plan.
In addition to capital costs, Cameco’s share of remediation expenses is now expected to total $92 million, of which $46 million has been expensed to the end of 2008. In 2009, Cameco expects to spend $21 million on remediation expenses for Cigar Lake.
The CNSC issued a construction licence for Cigar Lake in December 2004, which was amended in 2007. The licence expires December 31, 2009. Cameco will be applying to amend the licence to extend the term to allow for completion of the mine remediation work.
A technical report entitled “Cigar Lake Project, Northern Saskatchewan, Canada” dated March 30, 2007 (the “Cigar Lake Technical Report”) was prepared for Cameco by Cameco qualified persons in compliance with NI 43-101. The following description of the Cigar Lake Project is based on and, in some cases directly extracted from, the Cigar Lake Technical Report, with certain updates to reflect developments since the date of the Cigar Lake Technical Report. A copy of the Cigar Lake Technical Report can be obtained from SEDAR at www.sedar.com. Conclusions, projections and estimates set out in this Annual Information Form regarding Cigar Lake are subject to the qualifications, assumptions and exclusions that are detailed in the Cigar Lake Technical Report. To fully understand the summary information set out below and elsewhere in this Annual Information Form, the Cigar Lake Technical Report filed on SEDAR should be read in its entirety.
For a description of royalties payable to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province, such as Cigar Lake, and taxes, environmental matters and uranium sales, see Canadian Royalties and Certain Taxes, Environmental Matters and Uranium Concentrates Business, respectively.
Property Description and Location
The Cigar Lake mine site is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The Cigar Lake mine site was initially developed for the activities of test mining.
The mineral property consists of one mineral lease (ML-5521) and 25 mineral claims (No. S-106540 to 106564 inclusive), totalling 93,048 hectares. The mineral lease and mineral claims are contiguous. The Cigar Lake deposit is located in the area subject to mineral lease ML-5521, totalling 308 hectares. The right to mine this uranium deposit was acquired under this mineral lease. The current mineral lease ML-5521 expires on December 1, 2011 with the right to renew for successive ten-year terms absent a default by Cameco.
Surrounding the Cigar Lake deposit are 25 mineral claims, totalling 92,740 hectares. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
There is an annual requirement of $2.3 million either in work or cash to retain title to mineral lease ML-5521 and the 25 mineral claims. Based on previous work submitted and approved by the Government of Saskatchewan, title is secure until 2022.
The surface facilities and mine shafts for the Cigar Lake project are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease was signed in May 2004. The term of this surface lease expires in May 2037. Obligations attached to the surface lease agreement primarily relate to annual reporting regarding the status of the environment, land development and progress made on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved and approved by the provincial government. The Cigar Lake surface lease covers a total of 959 hectares of Crown land.
2008 Cameco Annual Information Form

The Cigar Lake airstrip is under a separate surface lease covering a total of 17.2 hectares. There is also a surface lease for roadways covering a total of 24.2 hectares. The airport lease was renewed with the province of Saskatchewan in 2007 and will expire in May 2028. These surface leases are renewable if necessary until full property decommissioning has been achieved and approved by the Government of Saskatchewan.
All current mineral reserves and mineral resources are contained within mineral lease ML-5521. Underground workings are confined to a small portion of the area of the mineral lease where initial test mining was concentrated. A total of 53 tonnes of high-grade mineralization in bulk bags from the test mining is stored on the surface storage pad.
Waste rock generated at the Cigar Lake mine site is currently stored in one of four waste rock piles on site, depending on the nature of the waste rock. The first two of these are the clean waste stockpiles, which will remain at the minesite. The third is mineralized waste, contained on a lined pad (>0.03% U3O8), which will be disposed of underground at the Cigar Lake mine. No mineralized waste has been identified in the development to date. The fourth is potentially acid generating waste rock which will be temporarily stored at site on a lined pad and will be eventually transported to the Sue C pit at the McClean Lake facility for permanent disposal. The costs of the eventual disposal of the Cigar Lake potentially acid generating waste rock in Sue C pit is addressed in the Potentially Reactive Waste Rock Disposal Agreement between the McClean Lake Joint Venture (“MLJV”) and CLJV dated January 1, 2002. In addition, a fifth waste pile contains overburden material that is used during surface construction and will be used during site reclamation.
No tailings will be stored at the Cigar Lake site since all ore mined will be transported to the McClean Lake JEB mill and Rabbit Lake mill for processing. As a result, Cigar Lake project tailings will be generated at both the McClean Lake JEB mill and the Rabbit Lake mill. The toll milling agreements as (described below) cover the generation of tailings at the McClean Lake JEB mill and Rabbit Lake mill and manage the financial liabilities associated with these tailings.
Although there was sufficient capacity for the Cigar Lake tailings in the Rabbit Lake in-pit tailings management facility (“RLITMF”) when the Rabbit Lake Toll Milling Agreement described below was originally signed, additional production, due to mine life extensions, from the Eagle Point mine at Rabbit Lake has consumed a portion of the capacity in the RLITMF. As a result, Cameco is expanding the RLITMF. The cost of doing so has not been included in the Cigar Lake project capital cost estimates described herein.
Site Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the property is by an all weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. Saskatoon is a major population centre located 660 kilometres south of the Cigar Lake deposit with highway and air links to the rest of North America. An unpaved airstrip is located east of the minesite within the airstrip surface lease, allowing flights to the Cigar Lake property. The water for the industrial activities and the camp comes from nearby Waterbury Lake. A lake, called Cigar Lake, overlies part of the inferred mineral resources. The site is connected to the provincial electricity grid with a 138kV overhead power line. There are standby generators in case of grid power interruption.
Personnel are recruited on a preferential basis: initially from the communities of northern Saskatchewan, followed by the province of Saskatchewan, and then outside to other provinces. The development and construction work is tendered to a number of contractors.
The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can reach above 30°Celsius (°C) on occasion. Mean daily maximum temperatures of the warmest months are around 20°C and only three months on average have mean daily temperatures of 10°C or more. The winters are cold and dry with mean daily temperatures for the coldest month below -20°C. Winter daily temperatures can reach below -40°C on occasion. Freezing of surrounding lakes, in most years, begins in November and break-up occurs around the middle of May. The average frost-free period is approximately 90 days.
Average annual total precipitation for the region is approximately 450 millimetres, of which 70% falls as rain. Site activities are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during winter months using propane-fired burners.
2008 Cameco Annual Information Form

The surface leases grant sufficient rights, subject to regulatory approvals, for mining operations for the current mineral reserves and the lands subject to the surface leases are sufficient for personal accommodation, access to water, airport, site roads and other necessary buildings and infrastructure. Tailings management facilities will not be required at Cigar Lake, as ore will not be milled at Cigar Lake.
The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The area is covered with 30 to 50 metres of overburden. Vegetation is dominated by black spruce and jack pine. Occasional small stands of white birches may occur in more productive and well-drained areas. The surface facilities are approximately 490 metres above sea level.
History
The first uranium mineralization discovery at Cigar Lake was in May 1981. Since that time, the deposit has been defined by approximately 247 holes and more than 101,100 metres of core drilling from surface. Cigar Lake Mining Corporation (“CLMC”) was the operator of the project from 1985 to 2001. Effective January 1, 2002, Cameco replaced CLMC as operator.
Public hearings on the project environmental impact were concluded in 1997 and, based on the recommendation of the joint federal-provincial panel, the governments of Canada and Saskatchewan authorized the project to proceed to the regulatory licensing stage.
In June 2001, the CLJV approved a feasibility study and detailed engineering design was initiated. In 2004, the environmental assessment for construction and operation of Cigar Lake was completed and the CNSC issued a construction licence.
In December 2004, the CLJV approved a construction budget for Cigar Lake as well as changes, subject to regulatory approval, to the milling facilities at McClean Lake and Rabbit Lake. See Mining Operations below for the 2007 capital cost estimate.
Geological Setting
The Cigar Lake deposit is located approximately 40 kilometres inside the margin of the eastern part of the Athabasca basin. It occurs at the unconformity contact between rock of the Athabasca Group and underlying lower Proterozoic Wollaston Group metasedimentary rocks, an analogous setting to the Key Lake, the McClean Lake and Collins Bay deposits. Cigar Lake shares many similarities with these deposits, including general structural setting, mineralogy, geochemistry, host rock association and the age of the mineralization. However, the Cigar Lake deposit is distinguished from other similar deposits by its size, its very high grade, and the high degree of associated hydrothermal clay alteration. The geological setting at Cigar Lake is similar to that at the McArthur River mine in that the sandstone overlying the basement rocks of the deposit contains significant water at high hydrostatic pressure.
The deposit is flat lying, approximately 1,950 metres long, 20 to 100 metres wide, and ranges up to 16 metres thick. It occurs at depths ranging between 410 to 450 metres below the surface.
Exploration
Mineral lease ML-5521, which covers the Cigar Lake deposit, is surrounded by 25 mineral claims. AREVA is responsible for all exploration activity on these 25 surrounding claims under the CLJV agreements.
Subsequent to the discovery of the Cigar Lake deposit, the majority of exploration activities over the next few years were concentrated on mineral lease ML-5521, which hosts the Cigar Lake deposit, with only moderate activity on the 25 surrounding mineral claims. All exploration activities ceased after the 1986 field season for a period of 12 years, until exploration work on the 25 surrounding mineral claims recommenced in 1999.
2008 Cameco Annual Information Form

The 1999 work program on these claims started with a period of data compilation and review of all the work conducted to date, following which additional exploration was started focussing upon developing further understanding of the Cigar trend and developing knowledge of the large, unexplored parts of the project. Since the inception of exploration activities to the end of the 2008 drilling program, a total of 102 exploration diamond drillholes (totalling 47,648 metres) and an additional 38 shallow drillholes (totalling 2,140 metres) have been completed on these claims.
During the 2006 exploration drilling program, a drill hole located 700 metres east of the Cigar Lake ore body had an intercept with a radiometric grade of 21% U3O8 over a vertical thickness of 7.7 metres. Following up on this intercept, based upon exploration drilling in 2007 and 2008, AREVA estimates that the mineralized zone is at least 200 metres in length, 30 metres in width and five metres thick. Further drilling is planned for 2009.
The data from the exploration program on the 25 mineral claims is not part of the database used for the estimate of the mineral resources and mineral reserves at Cigar Lake.
Mineralization
Three distinct styles of mineralization occur within the Cigar Lake deposit: high-grade mineralization at the unconformity (“unconformity” mineralization) which includes the ore; fracture controlled, vein-like mineralization higher up in the sandstone (“perched” mineralization); and fracture controlled, vein-like mineralization in the basement rock mass.
The body of high-grade mineralization located at the unconformity contains the bulk of the total uranium metal in the deposit and represents the economically viable style of mineralization, considering the available mining methods and ground conditions. It is characterized by the occurrence of massive clays and high-grade uranium concentrations.
The high-grade, unconformity mineralization consists primarily of three dominant rock and mineral facies occurring in varying proportions. These are quartz, clay (primarily chlorite with lesser illite) and metallic minerals (oxides, arsenides, sulphides). In the two higher-grade eastern lenses, the ore consists of approximately 50% clay matrix, 20% quartz and 30% metallic minerals, visually estimated by volume. In this area, the unconformity mineralization is overlain by a very weakly mineralized contiguous clay cap one to five metres thick. In the lower-grade western lens, the proportion changes to approximately 20% clay, 60% quartz and 20% metallic minerals.
Drilling
The Cigar Lake uranium deposit was discovered in 1981 on mineral lease ML-5521 by drill hole number WQS2-015 of a regional programme of diamond drill testing of geophysical anomalies (electromagnetic conductors) located by airborne and ground geophysical surveys. The deposit was subsequently delineated by a major surface drilling program during the period 1982 to 1986, followed by several small campaigns of drilling for geotechnical and infill holes to 2002 when the last surface hole prior to 2007 was drilled. An additional 36 holes were drilled during 2007 and 2008 for various geotechnical and geophysical programs. In total, 107,921 metres of diamond drilling has been completed in 263 surface holes. Of the 263 surface drillholes and wedged intersections drilled, 112 have been drilled within the geologically interpreted deposit limits and intersected minimum mineralized intervals with grade times thickness (GT) value greater than 3.0 metres % U3O8, equivalent to 2.5 metres at 1.2% U3O8.
In addition to the surface holes, diamond drilling has been done from underground access locations primarily to ascertain rock mass characteristics in advance of development and mining, both in ore and waste rock. In the period from 1989 to 2007, 132 underground diamond drillholes totalling 11,108 metres were drilled. Only seven of these underground holes have intersected the ore body.
A total of 347 freeze and temperature monitoring holes have been drilled to the end of 2008 during the construction phase, of which approximately 150 have been gamma surveyed. The freeze holes are drilled by percussion methods so no core is available for assays and uranium content is estimated by probing the holes with radiometrics. Cameco plans to reconfirm the current conversion factors for estimating uranium grade from the radiometrics by drilling several core holes and using them for calibration purposes.
2008 Cameco Annual Information Form

Cameco is satisfied with the quality of data obtained from the exploration drilling program on mineral lease ML-5521 and considers it valid for use in the estimate of mineral resources and mineral reserves at Cigar Lake.
Sampling and Analysis
Drilling in the eastern part of the deposit, an area 700 metres long by 150 metres wide, labelled Phase 1, has been done at a nominal drill hole grid spacing of 50 metres east-west by 20 metres north-south. On three of these fences, wedging from primary holes generated intersections at 10 metres spacing along the fences. Two fill-in fences were drilled at a spacing of 25 metres, with holes at nominally 20 metres along the fences. As well, along the central east-west axis of the eastern zone, five holes were drilled at 25 metres spacing.
The western part of the deposit, an area of 1,200 metres long by 100 metres wide, labelled Phase 2, has been drilled at a nominal drill hole grid spacing of 200 metres east-west by 20 metres north-south.
All holes were core drilled. All holes were gamma probed. In-hole gamma surveys and hand held scintillometer surveys were used to guide sampling of core for assay purposes.
In the early stages of exploration drilling, sampling of mineralized intervals was done on a geological basis, whereby sample limits were determined based on geological differences in the character of the mineralization. Samples were of various lengths, up to 50 centimetres. Beginning in 1983, sampling intervals for core from the ore body have been fixed at the property standard 50 centimetres. Subsequently, all sample results have been mathematically normalized to the standard interval of 50 centimetres for mineral resource estimation purposes.
On the upper and lower contacts of the mineralized zone, two additional 50 centimetre samples were taken to ensure that the zone was fully sampled at the 1,000 parts per million (0.1%) U3O8 cut-off.
In total, more than 3,550 samples have been assayed from all the surface holes drilled to define and delineate the deposit.
Except for some of the earliest sampling, in 1981 and 1982, the entire core from each sample interval was taken for assay. This practice of sampling the entire core reduces the sample bias inherent when splitting core.
For holes drilled into the deposit, sampling of drill core and gamma probing of underground drillholes was undertaken to the same standards as done for surface holes. However, most of the holes drilled into the deposit were rotary holes for ground freezing, from which no core was recovered. In these holes, reliance will be placed on radiometric assays for grade determinations to be used in future mineral resource and mineral reserve estimations.
Reliance for grade determinations in mineralized rock has been placed primarily on chemical assays of drill core. Core recovery through the ore zone has generally been very good. Where necessary, uranium grade determination has been supplemented by radiometric probing from gamma logs (gamma surveys within the drillholes).
For mineral resource and mineral reserve estimation purposes, where core recovery was less than 75%, radiometric assays were substituted for chemical assays. A total of 32 samples were identified with recoveries less than 75% out of a total of 2,367 assayed samples.
From about 1983 onward, all drilling and sample procedures have been standardized and documented. This has imparted a high degree of confidence in the accuracy and reliability of results of all phases of the work.
Sample composites were calculated by taking the weighted average for the mineralized intercept in each drill hole using a 1.2 % U3O8 cut-off grade with the inclusion of 0.5 metre of waste at the top and bottom of each drill intercept. Vertical surface drillholes generally represent the true thickness of the zone as the mineralization is flat lying. The greatest true width among the drill hole composites is 16.5 metres, and the lowest, 2.5 metres with an average true width of about six metres.
2008 Cameco Annual Information Form

The highest and lowest assay values among the sample are respectively 82.9% U3O8 and 0.0% U3O8. The highest and lowest density values among the samples are respectively 6.38 tonnes per cubic metre and 1.37 tonnes per cubic metre.
The majority of uranium assays in the database were obtained from Loring Laboratories Ltd.
The original database, from which the mineral resource and mineral reserves were estimated, was compiled by previous operators. The original signed assay certificates are available and have been reviewed.
The quality assurance – quality control procedures that were used were typical for the time period of the analyses. Cameco has reviewed the data and is of the opinion that the data is of adequate quality to be used for mineral resource and mineral reserve estimation purposes. Furthermore, the continuity and high grade nature of the ore zone has been confirmed from radiometrics of closely spaced underground freeze hole drilling.
Security of Samples
Cameco is not aware of the security measures in place at the time of the deposit delineation. However, the current core logging area is the same facility as was used during the delineation drilling. It is well removed from the mine site and a locked gate bars road access to anyone not authorized.
Cameco has no reason to doubt that sample security was maintained throughout the process.
Cigar Lake Resource and Reserve Estimates
The mineral reserve and resource estimates for Cigar Lake are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
1.	Key Assumptions
(a)	Mineral resources have been estimated at a minimum mineralized thickness of 2.5 metres. A cut-off grade of 5% U3O8 has been applied to the Phase 1 measured mineral resource. A cut-off grade of 1.2% U3O8 has been applied to the Phase 1 indicated mineral resource. The inferred mineral resources have been estimated by applying a cut-off grade of 5.9% U3O8 to the Phase 2 resource block model.

(b)	Mineral resources have been estimated with an allowance of 0.5 metres of dilution material above and below the deposit at 0% U3O8. No allowance for mining loss is included.

(c)	Mineral reserves have been estimated at a cut-off grade of 5.9% U3O8 applied to the Phase 1 mineral resource block model.

(d)	Mineral reserves have been estimated with an allowance of 0.5 metres of dilution material above and below the deposit, plus 5% external dilution and 5% backfill dilution at 0% U3O8. Mineral reserves have been estimated based on 90% mining recovery.

(e)	For the purpose of estimating mineral reserves in accordance with NI 43-101, an average uranium price of $47.00 (US) per pound U3O8 was used. For the purpose of estimating mineral reserves in accordance with the SEC’s Industry Guide 7 for US reporting purposes, an average uranium price of $70.00 (US) per pound U3O8 was used. Estimated mineral reserves at Cigar Lake are the same at either price.

(f)	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the mineral resource and mineral reserve estimates.
2008 Cameco Annual Information Form

2.	Key Parameters
(a)	Grades (percentage U3O8) were obtained from assaying of drill core and checked against radiometric results. In areas of lost core or poor recovery, reliance was placed on radiometric grade determined from the gamma probing. The grade of a sample was estimated from radiometric results if the core recovery was less than 75%.

(b)	Where density was not directly measured for each sample, a correlation between uranium grade and density was applied.

(c)	Mineral reserves at Cigar Lake are based on estimated quantities of uranium recoverable by a tested mining method.

(d)	The key economic parameters underlying the mineral reserves include a conversion from US$ dollars to Cdn$ dollars using a fixed exchange rate of US $1.00 = Cdn $1.22 (reflecting the exchange rate at December 31, 2008).
3.	Key Methods
(a)	Mineral reserves were estimated based on the use of the jet boring mining method combined with bulk freezing of the ore body. Jet boring produces an ore slurry with initial processing consisting of crushing and grinding underground, leaching at the McClean Lake JEB mill and yellowcake production split between the McClean Lake JEB mill and Rabbit Lake mill.

(b)	Mining rates are assumed to vary between 80 and 140 tonnes per day and a full mill production rate of 18 million pounds of U3O8 per year based on 98.5% mill recovery.

(c)	The geological interpretation of the ore body outline was done on section and plan views derived from core drill hole information. Mineral resources and mineral reserves were estimated using 2-dimension horizontal block models. Except in the case of the inferred mineral resources, the block size of 15 metres x 6 metres was used. For inferred mineral resources, the block size was increased to 40 metres x 10 metres.

(d)	The geological model does not incorporate the results of the underground freeze holes since the conversion of radioactivity measurements to uranium grade has not yet been confirmed by chemical assays.

(e)	Ordinary kriging served to estimate the grade, thickness and density of the blocks.

(f)	Mineral reserves are defined as the economically mineable part of the indicated and measured resources. Only mineral reserves have demonstrated economic viability. Reported mineral resources do not include those amounts identified as mineral reserves.

(g)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.
There are numerous uncertainties inherent in estimating mineral reserves and resources. The reliability of any mineral reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates.
2008 Cameco Annual Information Form

Decommissioning and Reclamation
The Cigar Lake project Preliminary Decommissioning Plan (“PDP”) was revised as part of the relicensing that occurred in 2007. This decommissioning plan considers the environmental liability issues up to the end of the construction of the facility. This PDP was approved by both federal and provincial regulatory agencies and it indicates a preliminary decommissioning cost estimate (“PDCE”) of $25.4 million (100% basis). There is a new PDCE of $27.7 million, which has been approved by the CNSC. Financial assurances to cover this new PDCE will be posted with regulators.
The approved Cigar Lake PDP is valid to the end of construction. Once mining begins, Cameco will need to revise the PDP, as reclamation and remediation liabilities will begin to increase with the production of ore and the associated generation of mining wastes. The Cigar Lake PDP discusses the approach to addressing liabilities associated with mining. The future liabilities will be addressed in subsequent revisions to the Cigar Lake PDP.
The reclamation and remediation activities associated with the Cigar Lake project waste rock and/or tailings at the McClean Lake and Rabbit Lake facilities are covered by the PDP and PDCE prepared for these facilities. Future liabilities associated with expansion of the Rabbit Lake RLITMF will be addressed in future updates to the Rabbit Lake PDP.
Mining Operations
The mining of the Cigar Lake deposit faces many challenges including control of groundwater, weak rock formations, and radiation protection. Based on these challenges, it was identified that a non-entry mining method would be required to mine the deposit.
The jet boring mining method was selected for the mining of the Cigar Lake deposit after many years of exploration and test mining activities. The method consists of cutting approximately 4.5 metre diameter cavities with a high pressure water jet in previously frozen ore. It was developed and adapted specifically for this deposit and one of its primary features is its non-entry approach, whereby personnel are not exposed to the ore body as all mining will be conducted from headings located in the basement rock below it. Through the application of the non-entry mining method, the containment of the ore cuttings within cuttings collection systems, and the application of ground freezing, the amount of radiation exposure to workers has been minimized to acceptable levels that are below regulatory limits. Experience with non-entry mining of high grade uranium ore at Cameco’s McArthur River mine has demonstrated the effectiveness of this mining approach to manage radiation exposures.
Cigar Lake ore will be processed at three locations. Size reduction will be conducted at Cigar Lake, leaching will occur at McClean Lake and final yellowcake production will be split between McClean Lake and Rabbit Lake for a total estimated annual production rate of 18 million pounds U3O8 when the mine is in full operation. The MLJV owns the McClean Lake operation, including the McClean Lake JEB mill, and AREVA is the operator of the MLJV. Cameco owns the Rabbit Lake mill.
The first stage of processing will take place underground at Cigar Lake. The ore slurry produced by the jet boring mining system will be pumped to the underground crushing and grinding facility. The resulting finely ground, high density ore slurry will be pumped to surface storage tanks, thickened and loaded into truck mounted containers, similar to those currently being used at McArthur River mine.
The containers of ore slurry will be trucked to AREVA’s McClean Lake operations, 70 kilometres to the northeast for processing. All the Cigar Lake ore will be leached at the McClean Lake JEB mill and final uranium solution processing is split between the McClean Lake JEB mill and Rabbit Lake mill as described below under Toll Milling Agreements. Both the McClean Lake JEB mill and Rabbit Lake mill require modifications to process the Cigar Lake ore.
The CLJV has entered into toll milling agreements for the processing of the Cigar Lake uranium at the McClean Lake JEB and Rabbit Lake mills.
2008 Cameco Annual Information Form

Toll Milling Agreements
For approximately two years after mining commences, all Cigar Lake ore will be processed at the McClean Lake JEB mill located at AREVA’s McClean Lake operations. Thereafter, as Cigar Lake production ramps up to planned full capacity, a portion of the uranium processing will be completed at Cameco’s Rabbit Lake mill. These milling arrangements are subject to two toll milling agreements described below.
JEB Toll Milling Agreement
The JEB Toll Milling Agreement, made effective January 1, 2002, sets out the terms and conditions by which the MLJV will process Phase 1 ore delivered to the McClean Lake JEB mill into JEB uranium solution, further process the JEB uranium solution into uranium concentrates and process all Phase 2 ore into uranium concentrates at the McClean Lake JEB mill. Phase 1 ore is the current Cigar Lake mineral reserves and Phase 2 ore is part of the current Cigar Lake mineral resources. Mineral resources in Phase 2 are in the inferred category and have been evaluated from a preliminary perspective only. Further drilling and mining studies are needed before these resources can be fully evaluated.
All uranium solution resulting from the mill processing at the McClean Lake JEB mill of Phase 1 ore is allocated for further processing between the McClean Lake JEB mill and the Rabbit Lake mill based upon two categories: Phase 1(a) ore and Phase 1(b) ore. Phase 1 (a) ore represents the first 160 million pounds U3O8 recovered collectively by the McClean Lake JEB and Rabbit Lake mills. Phase 1(b) ore represents the balance of the Phase 1 ore which is equal to approximately 64 million pounds of Cigar Lake mineral reserves.
Generally, for the initial ramp up period of two years, 100% of the uranium solution resulting from the processing of Phase 1 ore is allocated to the McClean Lake JEB mill to process into uranium concentrates. Thereafter, the McClean Lake JEB mill will process 42.7% of the Phase 1(a) uranium solution into uranium concentrates (50% of the Phase 1(b) uranium solution). McClean Lake will send up to 57.3% of the Phase 1(a) uranium solution to the Rabbit Lake mill for further processing into uranium concentrates (50% of the Phase 1(b) uranium solution).
For the toll milling and related services, the CLJV pays the MLJV toll milling charges comprising the CLJV’s share of McClean Lake JEB mill expenses and a toll milling fee based upon the type of Cigar Lake ore being processed (Phase 1(a), Phase 1(b) and, if applicable, Phase 2).
The agreement requires the MLJV to modify the McClean Lake JEB mill to process Phase 1 ore. The main modifications required have been completed other than the construction of the uranium solution off-loading facility. In certain circumstances, standby costs are payable relating to the McClean Lake JEB mill.
The MLJV is responsible for all costs of decommissioning the McClean Lake JEB mill.
Rabbit Lake Toll Milling Agreement
As described above under JEB Toll Milling Agreement, all uranium solution resulting from the processing at the McClean Lake JEB mill of Phase 1 ore is allocated for further processing between the McClean Lake JEB mill and the Rabbit Lake mill. The Rabbit Lake Toll Milling Agreement, made effective January 1, 2002, sets out the terms and conditions by which Cameco will process its allocation of uranium solution from Phase 1 ore into uranium concentrates at the Rabbit Lake mill.
For the toll milling and related services, the CLJV pays Cameco toll milling charges comprising the CLJV’s share of Rabbit Lake mill expenses and a toll milling fee based upon the type of Cigar Lake ore being processed (Phase (1)(a) and Phase 1(b)).
The agreement requires Cameco to modify the Rabbit Lake mill to process its allocation of uranium solution from milled Phase 1 ore and Cameco plans to do so prior to the commencement of processing at Rabbit Lake. The majority of the modification costs are expected to be paid by Cameco. In certain circumstances, standby costs are payable relating to the Rabbit Lake mill.
2008 Cameco Annual Information Form

Cameco is responsible for all costs of decommissioning the Rabbit Lake mill.
Water Inflow Incidents and Remediation
On April 5, 2006, a water inflow occurred at the base of No.2 Shaft, through a failed valve assembly on a grouting standpipe, which led to the flooding of the shaft and cessation of activities in the shaft. As the shaft was not complete and not connected through to the main mine workings, the flooding was limited to No.2 Shaft. In 2007, the CLJV decided to complete the No.2 Shaft to provide an alternative route out of the mine prior to beginning excavation in areas at elevated risk of water inflow and to provide additional underground ventilation.
In 2008, the inflow sources in No.2 Shaft were sealed, the effectiveness of the seal demonstrated, and dewatering of the shaft commenced. The water level was pumped down to the 260 metre level and held there for several weeks. The effectiveness of the seal was further demonstrated when the water level was subsequently lowered to the 380 metre level with no increase in the inflow rate. The inflow measured during this time was very low and stable, confirming that the sources of the inflow have been sealed. Installation of ventilation and water pumping infrastructure began in the shaft after the water level was lowered 100 metres below surface. It is anticipated that the removal of all water in the shaft will be complete in the second quarter of 2009. Shaft sinking is planned to commence after the main mine workings have been dewatered and remediated.
On October 23, 2006, the underground mine at Cigar Lake was flooded following a water inflow, which caused a termination of underground activities. Cameco is proceeding with a phased plan to restore the underground workings at Cigar Lake. This plan consists of five phases. Each phase requires regulatory approval.
Generally, phase one involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement is needed, pumping concrete through the drillholes, sealing off the inflow with grout, drilling dewatering holes and installing pumps to dewater the mine.
The source of the October 2006 water inflow has been sealed. A preliminary test of the effectiveness of the plug and sealed rock fall area was conducted in February 2008 by drawing down the water level in Shaft No.1 to an intermediate stage and measuring the rate of water inflow. The test results showed total mine water inflow was limited to a rate considered safe for mine re-entry. Based upon the test results, the plug and seal are considered effective.
The activities associated with each of the subsequent proposed remediation phases are generally described as follows:

Phase 2	This phase involves dewatering the underground mine openings, conducting inspections of the underground workings, providing temporary services and initiating the installation of surface freezing infrastructure if required.

Phase 3	This phase involves securing areas to prevent a ground fall or water inflow including construction of an engineered bulkhead in the vicinity of the water inflow(s) and completing any additional remedial work identified in Phase 2, such as determining if additional reinforcement is required in higher risk areas. This phase may overlap with all or portions of Phases 2 and 4.

Phase 4	This phase involves completing underground rehabilitation which includes re-establishing mine ventilation, power and communication systems, installing pumping capacity, repairing the rock handling facilities and re-establishing the ground freezing program.

Phase 5	This phase involves resuming underground development and construction activities in order to meet the scheduled mine completion and production commencement target dates. (No new target dates have been forecast.)
2008 Cameco Annual Information Form

In preparation for dewatering, Cameco, in 2008, completed a geotechnical assessment to determine if depressurization, reinforcement or other precautionary measures were necessary in two other areas of the mine. The assessment indicated additional precautionary measures were not required in these two areas.
Cameco hired internationally qualified independent experts to investigate the two 2006 water inflow incidents at the Cigar Lake project and provide corrective action recommendations. These recommendations have been implemented and further follow up for specific activity focused training and actions requiring underground access will be implemented as the phased remediation activities are carried out.
On June 17, 2008, Cameco was granted approval by the CNSC to proceed with Phases 2 and 3 associated with mine dewatering, mine entry, and securing/assessing the underground workings while an engineered permanent bulkhead is installed at the October 2006 inflow area.
Dewatering began in July 2008 and was suspended on August 12, 2008 when the rate of water inflow to the mine increased. No. 1 Shaft had been pumped down to 430 metres below surface when the increase was observed. The mine has a total depth of 500 metres and the mine underground workings are at the 465, 480 and 500 metre levels.
Cameco has confirmed that the main source of the increased water inflow observed on August 12, 2008, is from a fissure located in the top of the tunnel on the 420 metre level. This area was developed many years ago to assess the practicality of developing a working level above the orebody. This proved not to be feasible due to poor ground conditions. A concrete bulkhead was put in place and the remainder of the area used for mine infrastructure and storage.
Cameco has developed a remediation plan to seal the tunnel on the 420 metre level. The plan includes remotely installing bulkheads on either side of the inflow location and then injecting concrete and grout into the tunnel and ultimately into the rock through holes drilled from surface. Remediation has commenced. Cameco estimates that sealing of the August 12, 2008, inflow will take most of 2009.
The underground mine has installed pumping capacity of 1,000 m3/hr. Cameco plans to increase the pumping capacity to 2,300 m3/hr after the mine has been dewatered and secured. Cigar Lake can treat and release 550 m3/hr and has an additional 74,000 m3 of storage capacity at surface. Cameco is early in the process of applying for regulatory approval to increase treatment and release limits to handle future potential inflows (See Regulatory Approvals below).
By the end of 2008, a substantial number of surface facilities were completed. Additional surface facilities necessary to support mining are planned to be constructed.
Prior to the April 2006 water flow incident, sinking of No.2 Shaft was approximately 78% complete, with the shaft furnishing installation still to follow. Prior to the October 2006 water inflow incident, development of the underground workings was approximately 70% complete and surface construction was 60% complete.
Regulatory Approvals
The Cigar Lake project has regulatory obligations to both the federal and provincial governments. Being a nuclear facility, primary regulatory authority resides with the federal government and its agency, the CNSC. The main regulatory agencies that issue permits/approvals and inspect the Cigar Lake project are: the CNSC (federal), Fisheries and Oceans Canada (federal), Environment Canada (federal), Transport Canada (federal), and the SMOE.
In February 2004, an environmental assessment study report for the Cigar Lake mine portion of the project was submitted and subsequently accepted by the CNSC as meeting the requirements of Canadian Environment Assessment Act (“CEAA”) and that the licensing/permitting process for the Cigar Lake project could proceed.
The CNSC issued a construction licence for the Cigar Lake project in December 2004. The term of this licence has since been extended from December 31, 2007 to December 31, 2009. Cameco will be applying to the CNSC to further extend the term of licence.
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In 2007, the construction licence was amended to potentially address emergency water treatment and other new actions or contingencies resulting from the October 2006 water inflow event. The licence was subsequently amended to enable Cameco to proceed with Phase 2 and 3 activities associated with mine dewatering, mine entry, and securing/assessing the underground workings. Additional amendments will be required to complete remediation and resume pre-flood underground construction and development activities.
Concurrent with mine construction, an operating licence application will be prepared for submission to the CNSC. The operating licence process, consisting of document production and two formal hearings, can proceed while construction of the facilities is being completed.
The processing of Cigar Lake ore slurry feed at the McClean Lake JEB mill was approved as part of an environmental impact statement for the Cigar Lake project submitted in 1995 and approved in 1997 by the Joint Federal-Provincial review panel on Uranium Developments in Northern Saskatchewan.
The processing of Cigar Lake uranium solution at the Rabbit Lake mill was approved by the CNSC on June 19, 2008.
Each of the phases of the remediation of the rock fall and water inflows at Cigar Lake requires regulatory approval.
The Cigar Lake water treatment/effluent discharge system has been designed to take into account both the results of metallurgical test work programs and Cameco’s experience at other facilities. The design is intended for both typical and emergency water treatment and effluent discharge scenarios. The current system has been approved and licensed by the CNSC and the SMOE.
In December 2008, Cameco submitted to the CNSC a project description for measures intended to manage the increased quantities of water inflow that can be potentially experienced during the construction and operation of the Cigar Lake project. The project involves modification of water handling and effluent treatment release facilities and may require an environmental assessment under the provisions of CEAA.
Production Forecast, Mine Life and Payback
The mining plan for Cigar Lake has been designed to extract all of the current mineral reserves. The mine life based on current mineral reserves will be 14.8 years with an estimated full production rate of 18 million pounds of U3O8 per year recovered from the mill. Cigar Lake will produce less than the full production rate of 18 million pounds of U3O8 in the early and late years resulting in an average annual production rate of 15.1 million pounds of U3O8 over the current mineral reserve life of 14.8 years. As a result of the three water inflow incidents, the mining plan is under full review.
The following is a general summary of the Cigar Lake production schedule guidelines and parameters:
•	Total mill production of 222.9 million pounds of U3O8 based on an overall milling recovery of 98.5%;

•	Total mine production of 497 thousand tonnes of ore;

•	Average mill feed grade of 20.7 % U3O8;

•	Mining rate is variable to achieve a constant production level of U3O8. The average mine production is 100 tonnes per day, but varies annually from 80 to 140 tonnes per day depending on the grade of ore being mined;

•	Two year ramp up to full production of 18 million pounds of U3O8 per year (recovered after milling); and

•	Mine operating life of 14.8 years.
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In March 2007, Cameco provided the following estimates, which are now no longer accurate:
The projected total remaining cost to complete the Cigar Lake project is estimated to be $624 million, including remediation, completion of the underground development and surface construction at Cigar Lake, and the completion of the mill modifications at Rabbit Lake and McClean Lake. As of December 31, 2006, $478 million had been spent by the CLJV, for a total combined capital and remediation cost estimate of $1.1 billion.
Cameco’s share of the capital cost to develop Cigar Lake, including its share of costs to modify the McClean Lake JEB and Rabbit Lake mill, is estimated at $508 million, including $234 million spent on construction to date, leaving $274 million to be incurred from 2007 to the completion of underground development and construction at the respective sites. This does not include costs associated with the remediation to address the water inflow incidents.
In addition to the capital costs, the costs relating to the remediation plan to address the water inflow incidents are estimated at $92 million. Cameco estimates its share of remediation costs to be $46 million, of which $5 million was expensed in 2006, leaving $41 million to be incurred by Cameco from 2007 through completion of the remediation. Following dewatering, Cameco expects to have more information about the condition of the underground infrastructure that may impact costs and timelines of remediation.
Additional projected sustaining capital expenditures of $69 million at the Cigar Lake and Rabbit Lake sites will be required to be funded by the CLJV throughout the operating life of the Cigar Lake mine.
Payback for the Cigar Lake project has been considered on many different factors. Excluding all 2006 and prior costs as sunk costs, payback for Cameco would be achieved by the end of 2012 on an undiscounted, pre-tax basis.
If the $478 million, including remediation costs, spent by the CLJV on construction prior to 2007 (of which Cameco’s share was $239 million), is included in the calculation, Cameco would achieve payback by the end of 2013 on an undiscounted, pre-tax basis.
Cameco will update the Cigar Lake capital cost estimate and certain other related estimates, such as the estimated payback for the Cigar Lake project, after the mine has been dewatered, the condition of the underground infrastructure and workings has been evaluated, and information from the evaluation has been incorporated into a new mining plan.
Inkai
Inkai is an ISR project in the Central Asian Republic of Kazakhstan. There are two production areas under development (Blocks 1 and 2) and one exploration area (Block 3). These licence blocks are contiguous. The project is owned and operated by Joint Venture Inkai, which is owned by Cameco (60%) and KazAtomProm (40%), a company owned by the Republic of Kazakhstan. The mineral reserve and resource estimates for Inkai are found below at The Nuclear Business - Uranium Concentrates Business - Reserves and Resources. Joint Venture Inkai’s mineral reserves and resources are located at Blocks 1 and 2.
In 2008, Cameco’s share of production at Inkai was 0.3 million pounds U3O8. Production during the year was hampered by a number of operational issues, the most significant of which was a shortage of sulphuric acid, compounded by a slower uranium dissolution rate at Block 1 than was experienced in the test mine conducted in Block 2. Work to accelerate the dissolution rate and increase the production rate in Block 1 continued through the fourth quarter.
Project History
In April 1999, Joint Venture Inkai received from the government of Kazakhstan a mining licence for Block 1 and an exploration licence for Blocks 2 & 3. The associated subsoil use contract (Resource Use Contract), covering both licences, was signed by the government and Joint Venture Inkai in July 2000.
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Test mining operations commenced in April 2002 at Block 2 and an expansion of the test mine was completed in 2006. In 2008, Inkai received an initial approval for the mining licence for Block 2 to replace its exploration licence. Final approval is subject to completion of an amendment to the Resource Use Contract. The mining licence for Block 2, if granted, is expected to expire in 2030.
In September 2005, Joint Venture Inkai approved proceeding with an ISR commercial processing facility at Inkai, located at Block 1, and thereafter construction commenced. During the fourth quarter of 2008, commissioning of the front half of the main processing plant was completed and the processing of solutions from Block 1 was initiated. Cameco expects to complete construction and begin commissioning the full facility in the first half of 2009. Construction of a satellite plant to process solution recovered from Block 2 was also initiated in 2008 and was about 50% complete by the end of the year. Commissioning of this facility is anticipated in the second half of 2009. Once the facilities are commissioned, Cameco expects to declare commercial production, subject to the availability of sulphuric acid. The mining licence for Block 1 expires in 2024.
The availability of sulphuric acid required for ISR mining was restricted due to a fire at one sulphuric acid plant in Kazakhstan in the third quarter of 2007 and delays in the startup of a new plant. As a result, Inkai and other ISR operations in Kazakhstan were subject to reduced acid allotments. This shortage continued throughout 2008. At the end of the year additional supplies became available. With this additional supply the project is currently receiving an adequate supply to acidify the well fields in preparation for commercial production in 2009.
Production from Blocks 1 and 2 is expected to total 5.2 million pounds (Cameco’s share is 60% or 3.1 million pounds) per year by 2012, subject to availability of sulphuric acid and regulatory approval. Inkai mineral reserves are estimated based upon production at an annual rate of 5.2 million pounds of U3O8. (See Legal and Regulatory Environment in the Republic of Kazakhstan below.)
In 2005, Joint Venture Inkai applied for regulatory approval to increase the approved annual production rate from 2.6 million pounds of U3O8 to 5.2 million pounds. Almost two years later, regulators informed Joint Venture Inkai that it would first have to demonstrate that it could produce at an annual rate of 2.6 million pounds of U3O8 and, after that, they would consider Joint Venture Inkai’s application to increase annual production.
A non-binding memorandum of understanding (MOU) signed between Cameco and KazAtomProm (Cameco’s state owned joint venture partner) in May 2007 targets the doubling of future production capacity from the Inkai uranium deposit, raising the total annual production capacity to 10.4 million pounds on a timeframe yet to be confirmed. While the existing project ownership would not change, Cameco’s share of the additional capacity under the MOU would be 50%, raising Cameco’s expected share of the future annual production at Inkai to 5.7 million pounds if the 10.4 million pound production target is achieved. The production increase was approved by both partners at an Inkai board meeting in July 2008. A binding agreement to finalize the terms of the MOU and various government approvals will be required to implement this production increase. This MOU also contemplates studying the feasibility of constructing a uranium conversion facility as well as considering other collaborations in uranium conversion.
The total cost to bring Inkai to commercial production (100% basis) is now projected to be about $271 million (US). The development expenditures for Inkai in 2009 are expected to total about $13 million (US). The production obtained from Inkai is being sold and proceeds from the sales are being used to fund the construction and operation of the project. Including the recoveries related to these sales, the net cost of development at Inkai is expected to be about $128 million (US).
A Cameco subsidiary provides funding to Joint Venture Inkai for project development. In September 2008, the loan facility to Joint Venture Inkai was increased from $250 million (US) to $300 million (US). As of December 31, 2008, $226 million (US) was outstanding on the loan with accrued interest of $31 million (US). In mid-March 2009, the loan facility was increased to $350 million (US). Of the cash available for distribution each year, 80% is used to repay the loan until it is repaid in full.
Joint Venture Inkai applied for and received an initial approval for a two-year extension of its exploration licence for Block 3 to July 2010. The final approval is subject to completion of an amendment to the Resource Use Contract. Under
2008 Cameco Annual Information Form

Kazakh law, in order for a further extension of the licence to be obtained, there must be a commercial discovery. In 2009, Joint Venture Inkai plans to spend $2.5 million (US) for exploration drilling at Block 3.
Legal and Regulatory Environment in the Republic of Kazakhstan
Government and Political Factors
The Republic of Kazakhstan is a vast country of 15.2 million people, situated in the center of the Eurasian land mass. Established as an independent state in 1991 following the break-up of the Soviet Union, Kazakhstan is the ninth largest country in the world by area, and its subsoil yields a huge variety of mineral wealth, including oil, natural gas, coal, iron, copper, zinc, uranium, gold and chromium. The country also has well-developed agricultural and heavy industrial sectors. Kazakhstan borders Russia, Uzbekistan, China, Kyrgyzstan and Turkmenistan.
Kazakhstan is organized as a constitutional republic, with a President as its elected head of state, a prime minister appointed by the President as its head of government and a bicameral parliament, consisting of the Majilis (lower house) and the Senate (upper house). The country is divided into 14 oblasts and two municipal districts, representing its financial center, Almaty, and its capital, Astana, each headed by a governor known as an Akim.
The governmental and political systems in Kazakhstan have been quite stable since independence, although popular elections and democratic freedoms in the country have fallen short of international standards. The government is characterized by a strong presidency, the powers of which have been expanded by successive constitutional referendums. The current president, Nursultan Nazarbayev, has served in that capacity since independence. He was last re-elected to the post in December 2005 for his current 7-year term (with respect to future elections, the term of the President’s mandate has been shortened to 5 years). The parliament is dominated by the Otan party, which is headed by President Nazarbayev.
Relevant Kazakh Laws and Regulations
Following its independence, Kazakhstan embarked upon an ambitious and relatively successful campaign to introduce legal, economic and political reforms and to foster the development of a market-driven economy. Various incentives were made available to foreign investors in the hydrocarbon and mining sectors, and a number of production sharing agreements and other types of subsoil use contracts have been concluded over the years.
Kazakhstan’s legal system is based on European-style codes, which are supported and supplemented by ancillary legislation. Most legal relations are governed by the Civil Code of the Republic of Kazakhstan. The Civil Code broadly recognises, inter alia, the rights of foreign companies and citizens to enter into transactions and to own property in Kazakhstan. These rights are established in the Constitution and may be limited only by those restrictions set forth in the legislation of Kazakhstan.
Although Kazakhstan has well-developed legislation, many provisions are sufficiently vague as to give government officials discretion in their application, interpretation and enforcement. In addition, the regulation of business in Kazakhstan continues to be influenced by historical notions of strong governmental control and regulation. This legacy, coupled with state institutions and a judicial system in which many foreign investors still lack confidence, present a challenging environment in which to do business.
The recent worldwide trend of resource nationalism has also been embraced by Kazakhstan in recent years, as previous benefits accorded foreign investors have been whittled away in the subsoil use sector, changes have been negotiated by the government into existing subsoil use contracts and new laws granting preferences to the state, state enterprises and domestic concerns have been adopted.
The Subsoil Law
The principal legislation governing subsoil exploration and mining activity in Kazakhstan is the Law on the Subsoil and Subsoil Use, dated January 27, 1996, as amended (the “Subsoil Law”). This law defines the framework and the procedures connected with the granting of subsoil rights, and the regulation of the activities of subsoil users. The subsoil,
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including mineral resources in their underground state, are state property, while resources brought to the surface belong to the subsoil user, unless otherwise provided by contract.
Subsoil rights become effective upon conclusion of a contract with the Competent Body (a Kazakh state agency designated as such from time to time (currently the Competent Body is the Ministry of Energy and Mineral Resources)). The subsoil use rights held by Joint Venture Inkai came into effect upon the issuance of its two licenses (1999), the conclusion of its Resource Use Contract (July 2000), and approval by various bodies of the Resource Use Contract.
In August 1999 the Subsoil Law was amended. Based upon the provisions of the August 1999 amendments, Cameco believes licenses held by Joint Venture Inkai are governed by the version of the Subsoil Law in effect at the time of their issuance in April, 1999.
The subsoil user is accorded, inter alia, the exclusive right to conduct mining operations; to erect production and social facilities; to freely dispose of its share of production; and to conduct negotiations for extension of the contract. The subsoil legislation contains guarantees providing that changes to legislation (except legislation involving national defence or security, ecological safety and public health) which worsen the position of the subsoil user are not applicable. The government has gradually weakened this stabilization guarantee, particularly in relation to new projects, and the national security exception is applied broadly to encompass security over strategic national resources. Absent violations of the terms and conditions of the licenses and subsoil use contract, and assuming compliance with applicable law in the ongoing activity of the subsoil user, the underlying subsoil rights should be well-protected under the Subsoil Law.
In October 2007, a development that has caused concern to subsoil users occurred, when the president signed into law amendments to the Subsoil Law, which purported to expand the ability of the Government of Kazakhstan or the Competent Body to unilaterally reopen existing subsoil use contracts under certain circumstances. These amendments are widely perceived to have been directed at the petroleum contractors that are signatories to the November 1997 North Caspian Production Sharing Agreement, with which the government was engaged in a highly-publicized dispute. The amendments have raised the risk profile of natural resource projects in Kazakhstan. Cameco does not have any reason to believe the new law will be applied to uranium projects in Kazakhstan. However, it is a concern going forward and Cameco continues to monitor how the government uses these amendments to the Subsoil Law.
Cameco believes Joint Venture Inkai continues to benefit from the Law “On Foreign Investments” dated December 27, 1994, which prohibited nationalization or expropriation, except for important public purposes, and in such cases prompt, adequate and effective compensation was mandated.
Work Programs
In addition to following its obligations under its licenses and the Resource Use Contract, Joint Venture Inkai, on the same basis as other subsoil users, is required to abide by the work program appended to its Resource Use Contract, which relates to mining operations over the life of the project (the “Work Program”), as well as the annual work programs which it must submit to the Competent Body for approval each year. Such annual work programs cover, inter alia, the introduction of new technologies or processes and define the levels of production volumes anticipated by the subsoil user in the coming year.
Any changes in the Work Program or in annual work programs require application to the Competent Body, generally supported by a technical study and corporate approvals of the subsoil user approving the requested changes.
The Kazakh government has rejected Joint Venture Inkai’s request that the 2009 production targets contemplated by its Resource Use Contract be reduced. Due to lack of sulphuric acid and other operational challenges, Joint Venture Inkai does not believe it will be able to achieve the 2009 production target currently required under the contract. Joint Venture Inkai is in discussions with the government to resolve this and other matters relating to its Resource Use Contract.
Draft Subsoil Law
Currently, the Parliament of the Republic of Kazakhstan is considering a draft of a new Subsoil Law (the “New Subsoil Law”). It is contemplated that this New Subsoil Law will enter into force six months after its adoption by the
2008 Cameco Annual Information Form

Kazakhstan Parliament and signature by the President. While this section of the Annual Information Form describes the principal changes to be introduced based on the latest publicly available draft of the New Subsoil Law, it is possible that the enacted version of the New Subsoil Law would differ from this draft or none would be enacted at all.
The New Subsoil Law will introduce significant changes in terms of the regulation of the activities of subsoil users.
It contemplates the abolition of the existing stabilization regime for all subsoil users, except for those operating under product sharing agreements and subsoil use contracts approved by the Kazakhstan President. The New Subsoil Law does not envisage the concept of combined subsoil use contracts for both production and exploration. Since the Resource Use Contract is a combined contract for exploration and production of uranium, there is a risk that the government may require Joint Venture Inkai to negotiate a new production contract.
The New Subsoil Law stipulates that the exploration period shall not exceed six years and cannot be extended. In view of this provision, as well as taking into account the contemplated abolition of the stabilization regime, the Competent Body may refuse to grant further extensions of an exploration period, even if the relevant subsoil use contracts provide for such extensions.
The dispute resolution procedure according to the New Subsoil Law does not envisage the possibility to submit a dispute for resolution to international arbitration. Joint Venture Inkai’s Resource Use Contract provides for international arbitration.
The New Subsoil Law stipulates the pre-emptive right of the Republic of Kazakhstan, superior to other entities, to purchase mineral resources of the subsoil user at prices not exceeding the prices at which the subsoil user can receive from export transactions involving such mineral resources and which exist on the date of such transactions. It is possible that the Republic of Kazakhstan may insist on applying this provision of New Subsoil Law, as opposed to the provisions of the Resource Use Contract of Joint Venture Inkai stipulating that the Republic of Kazakhstan shall have the pre-emptive right to purchase from Joint Venture Inkai only up to 1% of the planned annual volume of uranium.
Cameco does not know if the President will exercise his right, under the New Subsoil Law, to exempt Joint Venture Inkai from the abolition of its contractual stabilization protection, when the proposed legislation will be adopted or what will be contained in the final provisions of any new law. Cameco is assessing the implications for Joint Venture Inkai, including the stabilization provisions of its Resource Use Contract.
Environmental Requirements
Joint Venture Inkai’s mining activities must comply with the environmental requirements of Kazakhstan legislation and regulations. In addition, in the Resource Use Contract, Joint Venture Inkai has committed to conduct its operations in accordance with good international mining practice.
The environmental protection legislation in Kazakhstan has evolved rapidly, especially in recent years. As the subsoil use sector has evolved, there is presently a trend towards greater regulation, heightened enforcement and increased liability for non-compliance with respect to environmental issues. The most significant development was the adoption of the Environmental Code dated January 9, 2007 (and effective from February 3, 2007), which repealed the three main prior laws on environmental protection.
Both under the prior and the existing legislative regime, a subsoil user, such as Joint Venture Inkai, is obliged to comply with environmental requirements during all stages of the subsoil use project. Kazakhstan environmental legislation requires that a State environmental expert examination precede the making of any legal, organisational and economic decisions with respect to an operation that could impact the environment and public health. One of the documents that the subsoil user must provide in connection with the State environmental expert examination is an environmental impact assessment.
The Environmental Code provides that companies may be granted a “permit for environmental emissions” or an “integral environmental permit.” This permit is a relatively new concept in Kazakhstan environmental legislation and is understood as a single document which certifies the holder’s right to discharge into the environment, provided that it
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introduces the “best available technologies” and complies with specific technical guidelines for the emissions set forth by the environmental legislation. Joint Venture Inkai has applied for and received a permit for environmental emissions.
The Inkai ISR project is subject to decommissioning liabilities. Subsequent to commencement of commercial production, Joint Venture Inkai is required to establish a separate bank account and make contributions to the account as security for decommissioning the property. Contributions to such a bank account are capped at $500,000 (US).
Taxation
The Resource Use Contract lists the taxes, duties, fees, royalties and other governmental charges that are payable by Joint Venture Inkai. The tax law “On Taxes and other Compulsory Payments to the Budget” No. 2235 dated April 24, 1995, as amended and in effect on the date this contract was signed, is the tax code that applies for the purposes of calculating these governmental charges.
However, on January 1, 2009 a new Tax Code of the Republic of Kazakhstan (the “Tax Code”) took effect. Pursuant to this law, a number of changes have been introduced to the taxation regime of subsoil users. Joint Venture Inkai has received a letter from the Ministry of Energy and Mineral Resources (MEMR) requiring that Joint Venture Inkai amend the existing Resource Use Contract to reflect the new tax regime despite the fact that the Resource Use Contract contains provisions stabilizing the tax regime that was in effect at the date the contract was signed (2000).
Some of the more significant changes introduced by the Tax Code are:
•	The abolition of the stabilization of tax regimes provided by subsoil use contracts. The Resource Use Contract contains a tax stabilization provision.

•	The rate of the corporate income tax on aggregate income is 20% during the period January 1, 2009 to January 1, 2010; 17.5% during the period January 1, 2010 to January 1, 2011; and 15% commencing January 1, 2011. Under the Resource Use Contract the income tax rate is 30%. In 2007, Joint Venture Inkai became subject to income tax.

•	The Tax Code has replaced the royalty regime with a new kind of tax – the Tax on Production of Useful Minerals (“TPUM”). TPUM must be paid on each type of mineral and certain other substances extracted. Under the prior law, Joint Venture Inkai would pay royalties, calculated on a graduated scale, based on the sales price of production in each year

•	Under the Resource Use Contract, a one-time payment of a commercial discovery bonus is payable when confirmation is received of Kazakh-defined recoverable reserves located in a particular licensed area. The bonus is calculated as 0.05% of the value of Kazakh-defined recoverable reserves. Joint Venture Inkai paid a bonus of $14 million (US) in 2008 in relation to reserves at Block 2. The Tax Code establishes the rate of the commercial discovery bonus at 0.1% of the taxable base.

•	The Tax Code changes the calculation of excess profits tax from that contained in the Resource Use Contract.
Joint Venture Inkai is in discussions with the MEMR over this matter and is assessing the impact of the new Tax Code, including on the tax stabilization provisions of the Resource Use Contract, pending the issuance of the detailed calculation of the applicable taxes. Obtaining necessary ongoing government approvals and amendments to the Resource Use Contract may be dependent on Joint Venture Inkai’s acceptance of the new Tax Code.
Exploration
A significant part of Cameco’s future production could result from its global exploration activities. Over the past five years Cameco has been significantly increasing its investment in exploration programs. Cameco invested about $57 million in uranium exploration during 2008 and plans to invest $50 to $55 million in 2009. In 2008, an additional $32 million was invested in three strategic partnerships with junior exploration companies, complementing Cameco’s own
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exploration programs. The nature of mineral exploration is such that discovery of economic deposits on new projects is uncertain and can take many years.
The Company carries out exploration on a large and expanding land position, which, at December 31, 2008, had reached an area of approximately 5.2 million hectares (12.8 million acres). These exploration lands are principally located in Saskatchewan, Nunavut and Northwest Territories, the US, Australia, and Mongolia. Exploration activities include brownfields work in close proximity to operating mines, greenfields exploration in new target areas, and alliances or other agreements with junior exploration companies that own prospective uranium targets.
For more information on the Company’s exploration activities, please see the discussion starting at page 34 under the heading “Uranium Exploration” and ending at page 38 in the 2008 MD&A.
Reserves and Resources
The disclosure in this Annual Information Form of a scientific and technical nature regarding Cameco’s material uranium properties (McArthur River/Key Lake and Cigar Lake), including mineral reserve and resource estimates, was prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties

*Alain G. Mainville, Director, Mineral Resources Management, Cameco	Key Lake
Chuck Edwards, Director Metallurgy, AMEC
Les Yesnik, General Manager, Key Lake, Cameco

*Alain G. Mainville, Director, Mineral Resources Management, Cameco	McArthur River
David Bronkhorst, General Manager, McArthur River, Cameco
Chuck Edwards, Director Metallurgy, AMEC
Greg Murdock, Technical Superintendent, McArthur River, Cameco

*Alain G. Mainville, Director, Mineral Resources Management, Cameco	Cigar Lake
C. Scott Bishop, Chief Mine Engineer, Cigar Lake, Cameco
Chuck Edwards, Director Metallurgy, AMEC
Grant J.H. Goddard, General Manager, Cigar Lake, Cameco
Doug McIlveen, Chief Geologist, Cigar Lake, Cameco

*	As director, mineral resources management at Cameco, Mr. Mainville oversees and coordinates the work performed by Cameco qualified persons on the estimation of mineral reserves and resources and reports to management and Cameco’s reserve oversight committee of the board on matters relating thereto.
NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports mineral reserves and resources separately. (See Note Regarding Reserves and Resources.)
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and provides an estimated metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the mineral reserves “Content” by the “Estimated Metallurgical Recovery Percentage”.
2008 Cameco Annual Information Form

Uranium Reserves
The following table shows the estimated uranium mineral reserves as at December 31, 2008 on a property basis and Cameco’s share.

	PROVEN			PROBABLE			TOTAL RESERVES
	(100% basis)			(100% basis)			(100% basis)			Cameco’s	Estimated
		Grade	Content		Grade	Content		Grade	Content	Share	Metallurgical	Mining
RESERVES	Tonnes	%U3O8	(lbs U3O8)	Tonnes	%U3O8	(lbs U3O8)	Tonnes	%U3O8	(lbs U3O8)	(lbs U3O8)	Recovery %	Method
	(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	497.0	20.67	226.3	—	—	—	497.0	20.67	226.3	113.2	98.5	UG
Crow Butte	780.2	0.13	2.2	703.2	0.18	2.8	1,483.4	0.15	5.0	5.0	85.0	ISR
Gas Hills – Peach	—	—	—	6,859.0	0.13	19.7	6,859.0	0.13	19.7	19.7	65.0	ISR
Highland	246.6	0.14	0.7	410.1	0.11	1.0	656.7	0.12	1.7	1.7	80.0	ISR
Inkai	7,415.0	0.08	13.7	86,080.0	0.07	128.1	93,495.0	0.07	141.8	85.1	80.0	ISR
Key Lake	61.9	0.52	0.7	—	—	—	61.9	0.52	0.7	0.6	98.7	OP
McArthur River	449.2	17.18	170.1	280.0	26.33	162.5	729.2	20.69	332.6	232.2	98.7	UG
North Butte/ Brown Ranch	—	—	—	3,879.1	0.10	8.5	3,879.1	0.10	8.5	8.5	80.0	ISR
Rabbit Lake	35.8	0.99	0.8	776.8	0.98	16.7	812.6	0.98	17.5	17.5	96.7	UG
Reynolds Ranch	—	—	—	757.9	0.08	1.3	757.9	0.08	1.3	1.3	80.0	ISR
Ruby Ranch	—	—	—	2,066.5	0.08	3.8	2,066.5	0.08	3.8	3.8	80.0	ISR
Ruth	—	—	—	855.1	0.09	1.7	855.1	0.09	1.7	1.7	80.0	ISR
Smith Ranch	908.5	0.11	2.3	1,006.6	0.11	2.4	1,915.1	0.11	4.7	4.7	80.0	ISR

Total	10,394.2	—	416.8	103,674.3	—	348.5	114,068.5	—	765.3	495.0	—	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately.

2.	Estimated metallurgical recovery factors must be applied in order to obtain the expected amounts of recovered pounds U3O8. Cameco’s share of U3O8 content is not adjusted for the estimated metallurgical recovery.

3.	Mineral reserves incorporate allowances for dilution and mining losses.

4.	Mining method: OP – Open Pit; UG — Underground; ISR – In situ recovery.

5.	Mineral reserves are estimated using current geological models and current and/or projected operating costs and mine plans. Cameco’s data verification procedures have been employed in connection with the mineral reserve estimations for each property.

6.	For the purpose of estimating mineral reserves in accordance with NI 43-101, an average uranium price of $47 (US)/lb U3O8 was used. For the purpose of estimating mineral reserves in accordance with the SEC’s Industry Guide 7, an average uranium price of $70 (US)/lb U3O8 was used. Estimated mineral reserves are identical at either price.

7.	The key economic parameters underlying the mineral reserves include an exchange rate of $1.00 US=$1.22 Cdn (reflecting the exchange rate at December 31, 2008).

8.	Inkai mineral reserves assume production at an annual rate of 5.2 million pounds of U3O8. Joint Venture Inkai currently has regulatory approval to produce at an annual rate of 2.6 million pounds and an application for regulatory approval to increase annual production to 5.2 million pounds was made in 2005. Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and, based upon its experience to date, Cameco believes that it is reasonably likely that all permits and approvals required for the construction and operation of its ISR mine at Inkai – including approvals for increased annual production to 5.2 million pounds — will be obtained. However, there can be no certainty that permits or approvals will be forthcoming. Failure to obtain approval for increased annual production at Inkai will require Cameco to re-categorize half of the mineral reserves at Inkai as mineral resources.

9.	Environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are not expected to materially affect the above estimates of mineral reserves.

10.	Totals may not add up due to rounding.
2008 Cameco Annual Information Form

In addition to the above reserves, Cameco has contractually committed supplies, including supplies under the HEU Commercial Agreement, of approximately 39 million pounds of uranium from January 1, 2009 until the end of 2013.
Uranium Measured and Indicated Resources
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable reserves.
The following table shows the estimated uranium measured and indicated resources as at December 31, 2008 on a property basis and Cameco’s share.

	MEASURED			INDICATED			MEASURED AND INDICATED
	(100% basis)			(100% basis)			(100% basis)			Cameco’s
		Grade	Content		Grade	Content		Grade	Content	Share	Mining
RESOURCES	Tonnes	% U3O8	(lbsU3O8)	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method
	(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	—	—	—	61.2	4.86	6.6	61.2	4.86	6.6	3.3	UG
Crow Butte	64.4	0.23	0.3	1,316.6	0.23	6.6	1,381.0	0.23	6.9	6.9	ISR
Dawn Lake	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4	OP&UG
Gas Hills — Peach	2,015.3	0.08	3.3	1,550.5	0.07	2.3	3,565.8	0.07	5.6	5.6	ISR
Highland	866.3	0.10	1.8	47.1	0.09	0.1	913.4	0.09	1.9	1.9	ISR
Inkai	—	—	—	10,904.0	0.07	17.8	10,904.0	0.07	17.8	10.7	ISR
McArthur River	209.0	9.20	42.4	39.8	8.37	7.4	248.8	9.08	49.8	34.7	UG
Millennium	—	—	—	468.9	4.53	46.8	468.9	4.53	46.8	19.6	UG
North Butte/ Brown Ranch	995.2	0.09	1.9	4,138.2	0.07	6.3	5,133.4	0.07	8.2	8.2	ISR
Northwest Unit	—	—	—	3,952.7	0.03	2.3	3,952.7	0.03	2.3	2.3	ISR
Rabbit Lake	—	—	—	276.2	0.68	4.1	276.2	0.68	4.1	4.1	UG
Reynolds Ranch	45.7	0.13	0.1	6,395.0	0.06	8.3	6,440.7	0.06	8.4	8.4	ISR
Ruby Ranch	40.0	0.15	0.1	108.8	0.06	0.1	148.8	0.06	0.2	0.2	ISR
Ruth	100.0	0.10	0.2	125.5	0.07	0.2	225.5	0.08	0.4	0.4	ISR
Shirley Basin	89.2	0.16	0.3	1,638.2	0.11	4.1	1,727.4	0.12	4.4	4.4	ISR
Smith Ranch	1,615.6	0.09	3.3	2,776.2	0.10	6.2	4,391.8	0.10	9.5	9.5	ISR

Total	6,040.7	—	53.7	34,145.9	—	132.1	40,186.6	—	185.8	127.6	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.

2.	Mining method: OP – Open Pit; UG – Underground; ISR – In situ recovery.

3.	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4.	Totals may not add up due to rounding.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2008 Cameco Annual Information Form

Uranium Inferred Resources
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
The following table shows the estimated uranium inferred resources as at December 31, 2008 on a property basis and Cameco’s share.

	INFERRED RESOURCES
	(100% basis)
		Grade	Content	Cameco’s Share	Mining
	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method
		(tonnes in thousands; pounds in millions)
PROPERTY
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	2,539.3	0.11	6.3	6.3	ISR
Dawn Lake	—	—	—	—	—
Gas Hills-Peach	812.9	0.06	1.1	1.1	ISR
Highland	108.4	0.20	0.5	0.5	ISR
Inkai	254,696.0	0.05	255.1	153.0	ISR
McArthur River	642.6	9.81	139.0	97.0	UG
Millennium	214.3	2.06	9.7	4.1	UG
North Butte/ Brown Ranch	665.1	0.07	1.0	1.0	ISR
Northwest Unit	627.0	0.04	0.5	0.5	ISR
Rabbit Lake	289.4	0.90	5.7	5.7	UG
Reynolds Ranch	5,036.3	0.04	4.7	4.7	ISR
Ruby Ranch	55.9	0.14	0.2	0.2	ISR
Ruth	210.9	0.08	0.4	0.4	ISR
Shirley Basin	508.0	0.10	1.1	1.1	ISR
Smith Ranch	598.4	0.07	0.9	0.9	ISR

Total	267,321.5	—	544.4	335.6	—

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.

2.	Mining method: OP – Open Pit; UG – Underground; ISR – In situ recovery.

3.	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4.	Totals may not add up due to rounding.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability

6.	Inferred resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.
2008 Cameco Annual Information Form

Uranium Reserves Reconciliation
The following reconciliation of Cameco’s share of uranium mineral reserves reflects the changes in mineral reserves during 2008. The net change to mineral reserves primarily results from the amount of throughput or mill feed during 2008. The more noteworthy of these changes is at Rabbit Lake, where 4.1 million pounds of mineral resources were converted to reserves as a result of new mine development. At Smith Ranch and Highland, 4.0 million pounds of mineral reserves were moved to resources as a result of re-evaluation and reclassification.
Reconciliation of Cameco’s Share of Uranium Reserves
(in thousands of pounds U3O8)

		2008	2008
	December 31 2007	Throughput [1]	Addition (Deletion) [2]	December 31 2008
Reserves — Proven
Cigar Lake	113,222	0	—	113,222
Crow Butte	5,910	(697)	(3,011)	2,202
Highland	1,082	(879)	531	734
Inkai	8,245	(52)	—	8,193
Key Lake	590	0	—	590
McArthur River	130,230	(11,539)	61	118,752
Rabbit Lake	515	0	265	780
Smith Ranch	1,372	(530)	1,448	2,290

Total Proven Reserves	261,166	(13,697)	(706)	246,763

Reserves – Probable
Crow Butte	0	0	2,837	2,837
Gas Hills – Peach	19,684	0	—	19,684
Highland	1,399	0	(400)	999
Inkai	77,260	(386)	—	76,874
McArthur River	113,442	0	—	113,442
North Butte/Brown Ranch	8,524	0	—	8,524
Rabbit Lake	15,697	(3,656)	4,704	16,745
Reynolds Ranch	0	0	1,303	1,303
Ruby Ranch	5,462	0	(1,655)	3,807
Ruth	1,689	0	—	1,689
Smith Ranch	8,099	(112)	(5,588)	2,399

Total Probable Reserves	251,256	(4,154)	1,201	248,303

Total Reserves	512,422	(17,851)	495	495,066

Notes:

1	Corresponds to millfeed. The discrepancy between the 2008 millfeed and Cameco’s share of 2008 pounds U3O8 produced is due to mill recovery, mill inventory and the processing of low-grade material.

2	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.
2008 Cameco Annual Information Form

Uranium Resources Reconciliation
The following reconciliation of Cameco’s share of uranium mineral resources reflects the changes in mineral resources during 2008. The more noteworthy changes in Cameco’s share of uranium mineral resources in 2008 are:
•	At McArthur River, 19.8 million pounds of U3O8 were added to the measured resources due to re-interpretation of zone 4 south. Inferred resources increased by 30.9 million pounds due to the remodelling of zones A and B.

•	At Rabbit Lake, following underground development, 4.1 million pounds of measured and indicated resources were converted to mineral reserves.

•	At Smith Ranch and Highland, measured and indicated resources increased by 4.6 million pounds due to re-evaluation of mine unit 10 and reclassification from mineral reserves to resources where production patterns are not yet designed.
Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8)

		2008
	December 31, 2007	Addition (Deletion)[1]	December 31, 2008
Resources – Measured
Crow Butte	322	—	322
Gas Hills – Peach	3,346	—	3,346
Highland	1,663	163	1,826
McArthur River	9,827	19,751	29,578
North Butte/Brown Ranch	1,857	—	1,857
Rabbit Lake	2,224	(2,224)	0
Reynolds Ranch	4,493	(4,365)	128
Ruby Ranch	585	(457)	128
Ruth	216	—	216
Shirley Basin	304	—	304
Smith Ranch	138	3,200	3,338

Total Measured Resources	24,975	16,068	41,043

Resources-Indicated
Cigar Lake	3,282	—	3,282
Crow Butte	8,244	(1,689)	6,555
Dawn Lake	7,436	—	7,436
Gas Hills – Peach	2,310	—	2,310
Highland	92	—	92
Inkai	10,698	—	10,698
McArthur River	5,136	—	5,136
Millennium	19,643	—	19,643
North Butte/Brown Ranch	6,303	—	6,303
Northwest Unit	2,341	—	2,341
Rabbit Lake	6,050	(1,918)	4,132
Reynolds Ranch	6,960	1,388	8,348
Ruby Ranch	143	—	143
Ruth	192	—	192
Shirley Basin	4,085	—	4,085
Smith Ranch	4,984	1,197	6,181

Total Indicated Resources	87,899	(1,022)	86,877

Total Measured & Indicated	112,874	15,046	127,920

Note:

1	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.
2008 Cameco Annual Information Form

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8) (Continued)

		2008
	December 31, 2007	Addition (Deletion) [1]	December 31, 2008
Resources – Inferred
Cigar Lake	59,105	—	59,105
Crow Butte	8,654	(2,307)	6,347
Gas Hills – Peach	845	245	1,090
Highland	1,977	(1,497)	480
Inkai	153,049	—	153,049
McArthur River	66,151	30,887	97,038
Millennium	4,089	—	4,089
North Butte/Brown Ranch	966	—	966
Northwest Unit	508	—	508
Rabbit Lake	6,139	(422)	5,717
Reynolds Ranch	4,912	(239)	4,673
Ruby Ranch	184	(17)	167
Ruth	365	—	365
Shirley Basin	1,132	—	1,132
Smith Ranch	896	3	899

Total Inferred Resources	308,972	26,653	335,625

Note:

1	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.
Uranium Fuel Conversion Services
Market Background
Demand
The demand for UF6 conversion services is directly linked to the level of electricity generated by light water moderated nuclear power plants. The demand for UO2 conversion services is linked to the level of electricity generated by heavy water moderated nuclear power plants such as CANDU reactors.
Cameco estimates world demand for UF6 and natural UO2 conversion services to be about 66 million kgU in 2008. Western world demand accounted for about 58 million kgU, with the remaining 8 million kgU coming from the non-western world (Russia, China and Eastern Europe). Over the next 10 years, Cameco expects world demand to increase by 32% to about 87 million kgU. In 2009, total world conversion services demand is expected to increase by 5%.
Most utilities operating nuclear reactors purchase their uranium requirements in the form of concentrates directly from mining and milling operators. The uranium contained in the concentrates is refined and converted to fuel grade UO2 or to UF6 for enrichment. The enriched UF6 is then converted to enriched UO2. The natural UO2 and enriched UO2 are fabricated into pellets and loaded into fuel bundles for eventual use in nuclear reactors.
Supply
The western world UF6 conversion industry consists of Cameco and three other significant producers with an annual conversion nameplate capacity of about 51 million kilograms of uranium. Cameco is the only commercial supplier of conversion for natural UO2 customers in the western world.
In March 2005, Cameco entered into a 10-year toll-conversion agreement with BNFL (now Springfields Fuels Ltd. (“SFL”)). Under the agreement, a base quantity of 5 million kilograms of uranium as UO3, supplied by Cameco’s Blind River operation, is to be converted annually into UF6 by SFL’s U.K. plant. Due to this agreement, the plant, which has a nameplate capacity of 6 million kilograms of uranium, is expected to remain in operation through 2016. Cameco entered
2008 Cameco Annual Information Form

into a number of long-term contracts for significant volumes of conversion services to base load this agreement. SFL, coupled with Cameco’s Port Hope UF6 conversion plant, accounts for about 35% of western world UF6 nameplate conversion capacity.
Supplies of UF6 are also available from secondary sources including excess western inventories, Russian inventory sales in the form of LEU, re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons. These sources are discussed in more detail in Uranium Concentrates Business.
Russia supplies most of the UF6 conversion requirements of the former Soviet Union and Eastern Europe in the form of LEU. Russia has not been a significant supplier of toll conversion services to the western world due to the level of integration in the Russian nuclear fuel cycle.
Prices
Cameco competes on the basis of price, location and service with two other full-scale commercial suppliers of conversion services in the western world and with the secondary supplies mentioned above.
Similar to their procurement of uranium requirements, utilities secure a substantial percentage of their conversion service requirements by entering into long-term contracts with primary conversion service providers. Prices are established by a number of methods, including fixed prices adjusted by inflation indices, market referenced prices (spot or long term price indicators) and annual price negotiations. Contracts can also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid. Fixed price contracts with adjustment for inflation are by far the most common.
Marketing of Conversion Services
UF6
Cameco’s marketing strategy for UF6 conversion services is similar to that for uranium concentrates. Cameco sells its services directly to utilities located in many parts of the world primarily through long-term contracts. Cameco currently has UF6 conversion services commitments of about 90 million kilograms of uranium with about 50 customers worldwide under long-term contracts. Cameco’s five largest customers account for approximately 37% of these commitments. 52% of Cameco’s committed UF6 conversion services volume is to purchasers in the Americas, 21% in the Far East and 27% in Europe.
At December 31, 2008, most UF6 conversion services commitments are under contracts that contain fixed prices with inflation escalators. Therefore, in the short term Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. Newer fixed price contracts being secured by Cameco generally reflect the improved market conditions at the time of contract award. In the coming years, Cameco’s contract portfolio will be positively impacted by these higher fixed priced contracts.
UO2
Cameco is the only commercial supplier of UO2 for CANDU reactors operated in Canada by Bruce Power, OPG, NB Power and Hydro Quebec. Cameco also exports UO2 to South Korea and, occasionally, to Romania for its CANDU reactors and to the United States and Japan for use as blanket fuel in boiling water reactors.
Volumes of UO2 sales may increase slightly in the next several years if shut-in Canadian owned CANDU reactors are put back into service. In addition, Ontario has announced nuclear expansion plans and Bruce Power is investigating the potential for new reactors in Alberta and Saskatchewan. If a CANDU reactor design is selected, Canadian UO2 requirements may increase.
2008 Cameco Annual Information Form

Operations
Cameco owns and operates Canada’s only uranium refinery and conversion facilities. Cameco has a uranium refining facility within close proximity to Lake Huron and approximately eight kilometres west of Blind River, Ontario (approximately 600 kilometres north-west of Toronto, Ontario). Blind River has a population of about 4,000. Cameco also has two conversion plants within the Municipality of Port Hope, Ontario (pop. approx. 16,000) approximately 100 kilometres east of Toronto, on the shore of Lake Ontario.
Cameco Fuel Manufacturing Inc. is one of two Canadian commercial suppliers of fuel manufacturing services for CANDU reactors. CFM’s plants are located in Port Hope for the manufacture of fuel bundles and in Cobourg, Ontario, for the manufacture of zirconium parts for fuel bundles and various reactors parts. CFM’s Cobourg plant is 10 kilometres east of its Port Hope plant.
Cameco’s Blind River refinery and Port Hope conversion facilities and CFM’s plants were re-licensed by the CNSC for a five-year period that commenced on March 1, 2007.
Blind River — Refining
The Blind River facility has an annual licensed capacity of 18 million kilograms of uranium as UO3. It includes a uranium refinery, a large storage area for uranium concentrates, and weighing and sampling facilities. The Blind River facility refines uranium concentrates into nuclear grade UO3. Nearly all of the UO3 is shipped to Port Hope for conversion into either UF6 or UO2 or to Springfields, UK for conversion into UF6 (see Uranium Fuel Conversion Services – Market Background – Supply above for details of the Springfields arrangement). A small quantity of UO3 is supplied to others for blending with enriched uranium to produce reactor fuel.
Blind River produced 10.6 million kgU of UO3 in 2008 compared to 9.5 million kgU in 2007. As in 2007, Cameco continued to limit production of UO3 in 2008 because of the suspension of UF6 production at Port Hope. Production in the first half of 2008 was also impacted by the limited supply of uranium feed.
The uranium concentrate inventory stored at Blind River has been declining over the past several years and is now causing changes to the refinery’s customary operating schedule. In the past, many customers stored large inventories at the Blind River facility, providing ample feedstock. Customers now hold virtually no inventory as concentrates and provide the feedstock on a just-in-time basis. Accordingly, the Blind River refinery may be subject to more shutdowns as Cameco manages production to match the delivery of uranium feed. This, in turn, could impact the supply of UO3 feed for the conversion facilities at Port Hope and impacts those operations as well.
The EA for the proposed increase in the Blind River licensed production capacity from 18 to 24 million kgU per year was approved by the CNSC in the fall of 2008. A written request for a licence amendment was submitted to the regulators in December 2008.
Port Hope — Conversion
The Port Hope conversion plants produce natural UO2 and natural UF6. In 2008, the plants, together with SFL and CFM, produced 8.3 million kilograms of uranium. The UO2 plant is licensed for 2.8 million kilograms of uranium per year and produces UO2 used as fuel in Canadian and other CANDU reactors, as well as blanket fuel for light water nuclear reactors. The UF6 plant, licensed for 12.5 million kilograms of uranium per year, converts UO3 to UF6. The UF6 is then shipped to enrichment plants in the United States, Europe and Japan for further processing to low enriched UF6 prior to conversion to enriched UO2, which is used as reactor fuel for light water nuclear reactors.
In July 2007, contamination of the soil under the Port Hope UF6 plant was discovered. After initial localized investigations, production of UF6 was suspended to allow a comprehensive investigation. Relevant regulatory agencies, along with the local community, were notified and continue to receive updates. Production of UO2 and other activities at the site have not been affected.
2008 Cameco Annual Information Form

Cameco received regulatory approval and restarted the UF6 plant in late September 2008 after making significant upgrades to structures and equipment related to liquid management practices. Cameco believes that the combination of upgrades inside the plant and installation of a groundwater management system outside the plant will ensure no further sub-surface leaks occur as well as to contain, recover and treat affected groundwater. In late November 2008, Cameco once again suspended UF6 production because it was unable to resolve a contract dispute and obtain commercially viable supplies of hydrofluoric acid (HF) from its sole supplier. Also because of logistical issues, alternative supplies could not be quickly established. Cameco continues discussions to broaden its sources of supply at competitive prices and plans to resume UF6 production in the second half of 2009. Suspending production resulted in temporary layoffs for about 50 employees.
Cameco has completed a site-wide environmental investigation of subsurface contamination and is in the process of conducting a site-wide risk assessment that will identify contaminants that could pose a potential risk to the environment. The assessment is expected to be complete in the second quarter of 2009. It will be used to guide the completion of an environmental management plan that is intended to assure that corrective actions, largely in place already, mitigate potential risks. The findings of a preliminary risk assessment and the low concentrations of contaminants in the soil and groundwater outside the footprint of the UF6 plant, indicate that the health and safety of employees and the public have not been and will not be adversely affected.
The UO2 plant restarted in mid-January 2009 after being shut down for an extended planned maintenance period. Floors and in-floor structures have been brought up to the new standards of the UF6 plant.
The statements above regarding the resumption of Port Hope UF6 production and certain other statements regarding future events, are forward-looking information and are based upon the following key assumptions and subject to the following material risks that could cause results to differ materially: we have assumed that the UF6 plant can be brought back into production without unforeseen difficulty or delay and that we will be able to obtain adequate supplies including HF and at a reasonable cost, but that is subject to a number of risks including the risk of unusual difficulties arising from the extended length of time that the UF6 plant will be shut down, the risk that there will be a delay in or failure to procure the required contractors, equipment and suppliers (including of HF), regulatory risk, the risk of adverse finding in the site wide assessment, the risk of equipment failure, the risk of natural phenomena including inclement weather conditions and fire, and the risk of delay or ultimate lack of success.
Cameco’s Port Hope conversion facility project proposes to remediate and modernize the Port Hope conversion facility site. The CNSC held a one-day public hearing to consider the proposed environmental assessment guidelines for this project and concluded the proposed guidelines were suitable. They recommended to the federal Minister of Environment that the guidelines be accepted and a comprehensive environmental assessment was the appropriate process for the project. Subject to the Minister’s approval, the environmental assessment will proceed as per the guidelines. A licence amendment would be required following acceptance of the environmental assessment. Design and preliminary engineering for the project are continuing.
Cameco Fuel Manufacturing Inc. (renamed from Zircatec) — Fuel Fabrication
Cameco purchased Zircatec on February 1, 2006 for $109 million and has since changed its name to Cameco Fuel Manufacturing Inc. (CFM). Its primary business is to fabricate fuel bundles for sale to companies that generate electricity from CANDU reactors.
In Port Hope, Ontario, CFM’s plant presses UO2 powder into pellets that are loaded into tubes and then assembled into fuel bundles. These bundles are ready to insert into a CANDU reactor core. The fuel bundles are supplied to customers who operate CANDU reactors. The plant’s annual capacity is approximately 1,200 tonnes uranium as finished fuel.
CFM has signed two fuel manufacturing services agreements covering all of BPLP’s and BALP’s fuel manufacturing requirements until 2018 for BPLP and until 2030 for BALP. Under these agreements, CFM will manufacture UO2 provided by Cameco into fuel bundles for the Bruce A and B units.
CFM is modifying its fuel manufacturing plant in Port Hope to produce fuel bundles containing slightly enriched uranium (SEU). An agreement has been reached with BALP for supply of these bundles and BALP is paying most of the
2008 Cameco Annual Information Form

costs to modify CFM’s fuel manufacturing plant. CFM received approval of both its environmental assessment and licence amendment to produce these SEU fuel bundles, known as Low Void Reactivity Fuel (“LVRF”). LVRF bundles are designed to improve the performance of the reactors and use mixed natural UO2 and dysprosium oxide in the centre element of each bundle and SEU in all other elements. Construction of the SEU production line has restarted. The line will be in place in ample time to meet BALP’s requirements.
In Cobourg, Ontario, CFM operates a facility where the primary product is zirconium tubing, an integral part of nuclear fuel bundles. The plant also manufactures various CANDU components and monitoring equipment.
Environmental Matters
Overview of Impacts
By their nature, Cameco’s mining and uranium refining and conversion operations impact the environment. The Company’s objective is to minimize that impact. In its operations, Cameco seeks to protect the environment by limiting emissions and managing wastes to attain levels as low as reasonably achievable, social and economic factors taken into account. This is commonly called the ALARA principle. Cameco monitors and measures the key characteristics of its operations and identifies those aspects that have or may have a significant impact upon the environment. Cameco’s operations are subject to stringent government regulation relating to the protection of the environment, including requirements for reclamation and decommissioning of its operating sites.
Cameco’s ten mining, milling and processing facilities disturb approximately 30 square kilometres of land. Considering the energy potential of the products of these sites, Cameco’s operations affect a small fraction of land that would be required to generate the same amount of energy using other technologies. Cameco’s mining operations in northern Saskatchewan are underground mines and therefore the surface land impact is minimized. In the US and Kazakhstan, Cameco uses ISR mining to extract uranium from underground non-potable, brackish aquifers and therefore surface impact is minimal. Conceptual decommissioning plans, which incorporate environmental evaluation, are in place for all of the Company’s operating sites.
The Company also seeks to maximize the lifespan of its operating sites to minimize environmental impacts. To that end, Cameco is planning to invest in the revitalization of its Key Lake and Rabbit Lake mills, which have been in operation for 26 and 34 years respectively.
The Company seeks to continue its efforts to improve the management of process water and the impact upon receiving water bodies by upgrading its operating processes and adopting new technologies. Cameco intends to reduce the concentrations of molybdenum and selenium in the effluent released from Cameco’s northern Saskatchewan operations. Historical accumulation and continued release of molybdenum and selenium has been identified as having the potential to cause adverse impacts to the environment.
At Key Lake, to address these concerns of potential impact, Cameco proposed an action plan to the CNSC to reduce molybdenum and selenium discharges in the mill effluent. The action plan was agreed to by the CNSC and subsequently included as a condition in the Key Lake facility operating licence since January 2007. Cameco has been modifying the mill effluent treatment process in order to reduce molybdenum and selenium levels to very low concentrations. Cameco expects this project to be completed and the new process changes optimized in the first half of 2009. Cameco will update the CNSC in April 2009 with respect to the indicative performance of the molybdenum and selenium removal circuit. Depending on the relative success of this project, further work identified in the action plan referred to in the licence condition may or may not be required. Total capital expenditures to add the molybdenum and selenium removal circuit are forecast at $30 million. The remainder of these capital expenditures, approximately $5 million, are expected to be incurred in 2009. Annual operating costs are anticipated to increase by as much as $2 million for additional reagents to ensure removal of selenium to extremely low concentrations in the effluent.
At McArthur River, the Company is taking proactive steps to reduce molybdenum that is discharged to the environment ahead of regulatory limits that may be imposed. Early in the start up of the McArthur River operation, Cameco recognized that the three shafts at the site produced quantities of water that would exceed the needs of the underground operations. Capture of the shaft seepage eliminated the need to pipe surface water down for underground mining
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activities. The shafts produce water of good quality, and at shaft three, the water quality has been assessed and approved for discharge to the environment, without treatment.
By mid-2009, Cameco expects direct discharge to the environment will be achieved at shaft three, thereby preventing that source of water from contacting underground processes. Accordingly, molybdenum loadings should be reduced. In addition, Cameco is targeting to have excess water from the other shafts sent in a more direct manner to the surface effluent treatment plant. These two actions are expected to reduce effluent treatment volume by approximately 5% to 10% and reduce the molybdenum concentration in the effluent by an additional 5% to 10%. Combined, reduced loadings to the environment in the second half of 2009 could see a 10% to 20% overall reduction.
At Rabbit Lake, a $41 million project is currently under construction to reduce discharges of molybdenum and selenium, which is scheduled to be completed in 2009. In addition, in 2006, Cameco installed a $5 million water treatment circuit to reduce uranium in its discharges at Rabbit Lake, which has been very successful in reducing uranium concentrations beginning in 2007. Uranium loadings were reduced by a factor of 10 in 2007 compared to pre-2004 levels. An environment monitoring program has been developed with provincial and federal regulators to verify that improvements made in the mill effluent treatment process will result in improvements in the receiving environment.
In July 2007, contamination of the soil under the Port Hope UF6 plant was discovered and Cameco suspended operation of the plant to conduct an investigation. See Nuclear Business - Uranium Fuel Conversion Services – Operations for a discussion of the environmental impact of the incident and the actions Cameco has taken in response to this incident and to resume operation of the Port Hope UF6 conversion plant.
The UO2 plant was restarted in mid-January 2009 after being shut down for an extended planned maintenance period. Floors and in-floor structures have been brought up to the new standards of the UF6 plant. During the work, it was found that a sump had been leaking and appeared to be the source of some localized contaminated ground water that a previous assessment identified. A new groundwater collection well has been installed adjacent to the UO2 plant and its effectiveness in controlling contaminated groundwater is being assessed.
It cost about $14 million to remediate the contaminated soil and ground water contamination from the Port Hope UF6 plant. As well, Cameco spent $50 million on improvements to the UF6 and UO2 plants.
At Rabbit Lake, in early 2008, uranium in groundwater seepage was detected in an excavation for a new effluent treatment circuit adjacent to the mill. Concrete repairs and restoration of various containment areas in the mill were carried out. It was determined that the uranium in groundwater seepage was localized to the immediate vicinity of the mill where it was detected, and that the nearby Rabbit Lake in-pit tailings management facility (RLITMF) afforded regional control as groundwater near the mill flows to the facility.
The ISR method employed in the US involves extraction of uranium from underground non-potable aquifers by dissolving the uranium with a carbonate-based water solution and pumping it to a processing facility on the surface. The ISR method employed in Kazakhstan by Joint Venture Inkai uses an acid in the mining solution. The injection and recovery system at Inkai is engineered to prevent migration of the mining solution to the higher purity water aquifer above the ore body.
Cameco seeks to reduce its emissions to the air. At Port Hope, emissions of uranium and hydrofluoric acid to the air have been reduced through installation of new equipment and changes to operating procedures. McArthur River has a large refrigeration plant to control groundwater and stabilize fractured rock in mining areas underground. This plant uses refrigerants other than ozone-depleting chemicals that harm the earth’s atmosphere.
The most current data (2007) indicates Cameco’s greenhouse gas (GHG) emissions of CO2 equivalent (CO2e) were about 387,000 tonnes compared to 405,000 tonnes in 2006. GHGs include carbon dioxide, methane, nitrous oxide, sulphur hexafluoride, hydrofluorocarbons (HFCs), and perfluorocarbons (PFCs). To quantify GHGs, Cameco follows the general guidelines as outlined by the Intergovernmental Panel on Climate Change.
GHG emissions decreased somewhat in 2007 due to substantially reduced activities at Cigar Lake and at Port Hope with cessation of UF6 production activities and the remediation of the UF6 plant. GHG emissions may increase in the next few
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years, as remediation activities progress at Cigar Lake and as the UF6 plant is back in operation. A significant portion of the Company’s calculated GHG emissions is due to electricity consumption that is provided by third-party generators.
The greatest volume of solid waste produced on a routine basis is tailings from Cameco’s mills in northern Saskatchewan. Mill tailings at Rabbit Lake and Key Lake are treated to stabilize contaminants and then deposited in engineered tailings management facilities. These facilities are constructed within mined-out open pits near the mills. To ensure that tailings are isolated from the surrounding environment, during production, groundwater and surface water are diverted around the facilities, monitored, and treated if necessary. Once the facilities are decommissioned, the ground water is monitored to ensure that the designed low environmental impact is assured.
The 2008 reportable environmental events were 29, higher than the 23 in 2007, but within the range of the long-term annual average. The most significant 2008 events were the discovery of soil and groundwater contamination in the vicinity of the Rabbit Lake mill and under the Port Hope UO2 plant. These events had very limited environmental impact, as was the case with the 2007 Port Hope UF6 plant issue, but did reinforce the need for more vigilance in operating older facilities – through more effective inspections and better maintenance of liquid retaining structures. Regulatory follow-up to 2007 reportable events at the Smith Ranch/Highland operation brought more focus to the issue of mine site reclamation – resulting in plans to give higher priority to progressive remediation of mined-out areas of the operation. All other incidents were deemed to have lower significance.
Like other large industrial organizations, Cameco utilizes chemicals in its operations that could be hazardous to health and the environment if handled incorrectly. Employees are trained in the proper use of hazardous substances and in emergency response techniques.
Cameco seeks to improve communication, on environmental and other matters, with communities in northern Saskatchewan and Ontario who are impacted by its activities. The Company organized the Athabasca Working Group in 1993. The Company also cooperates with the northern community environmental quality committees organized by the province of Saskatchewan. At its fuel services sites in Ontario, Cameco also conducts regular environment-focused community liaison activities.
Cameco Policies
The Company has a safety, health and environment committee of the board of directors, which oversees Cameco’s environmental policies and programs and environmental performance.
In 2005, Cameco revised its safety, health, environment, and quality policy. It is on Cameco’s website. The policy contains a statement of Cameco’s environmental principles and a description of how these principles are to be implemented, including through seven corporate safety, health, environment and quality (SHEQ) programs under Cameco’s management system. This policy was developed in order to address changing regulatory and industry standards. In early 2009, the policy was revised to reflect Cameco’s commitment to environmental leadership (EL). Cameco has had environmental, safety and health policies in place since 1991 and has continued to refine its approach to ensure policies, programs and procedures are in place and appropriate as part of an overall integrated management system. To further enhance this direction, Cameco has been benchmarking its management system against those used in the nuclear power generation sector.
Among other things, this policy provides that Cameco is striving to be a leading performer through a strong safety culture and through the commitment to the following principles: keeping risks at levels as low as reasonably achievable; preventing pollution; complying with and moving beyond legal compliance requirements; ensuring quality of processes, products and services; and continually improving Cameco’s overall performance.
Cameco reinforced its commitment to EL in 2008 with the establishment of EL as one of four strategic priorities in its operations group. A team of specialists was assembled to implement its long-term environmental performance improvement plan. The Company’s plan is to reduce the environmental impacts in all aspects of its business, including those related to air, water, waste, land use, energy and greenhouse gases. Nine EL key performance indicators (KPIs) were approved and a system developed and implemented to track, monitor and report performance. The Company’s performance profile was prepared for the past three years and communicated in its sustainable development report, which
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was posted on Cameco’s web site in late 2008. EL was also integrated into the company’s SHEQ management system and major project planning process.
Cameco Programs
Cameco’s SHEQ management system for implementing its safety, health, environment, and quality policy includes seven programs that articulate what is expected from Cameco sites when undertaking actions to fulfill commitments contained in this policy and set out a course of activities to be undertaken to implement this policy. These seven programs are: quality management program; safety and health management program; radiation protection program; environment management program; management system audit program; emergency preparedness and response program; and contractor management program. For 2008, $137 million was invested in environmental protection, monitoring and assessment programs while $24 million was directed to health and safety programs.
This system reinforces the Company’s commitment to ongoing management of environmental risks and is structured to be compatible with the requirements of ISO 14001. The ISO 14000 series provides a set of internationally accepted standards that assist companies in the development of environmental management systems, which in turn enhance environmental and corporate performance through quality and process improvements. Port Hope, Blind River, Key Lake, McArthur River, Smith Ranch-Highland, Crow Butte and Inkai operations have been ISO 14001 certified.
Cameco’s environment, safety and health efforts are both corporate and site-based. There is divisional level support for the Mining, Fuel Services and Cameco Resources divisions in SHEQ and related technical support matters. Operational SHEQ activity is designed to further enhance consistent application of SHEQ policies and procedures, focusing on divisional-level consistency. The corporate SHEQ function integrates all aspects of the SHEQ management system under one group and provides additional support to manage and coordinate the Company’s environmental assessment function. The SHEQ audit function is integrated with other internal audit functions within the organization.
Under Cameco’s management system audit program, sites perform internal audits of their SHEQ management system to ensure conformance to policies, programs and standards and compliance with regulatory requirements. In addition, Cameco conducts regular SHEQ audits of its sites through the corporate internal audit department. In practice, this typically results in corporate audits at each operating site every 18-24 months and audits at every construction or developmental site every 12 months. The purpose of the corporate audit program is to assess compliance with applicable laws, regulations, permit requirements, and with the Company’s environmental (SHEQ) related policies and programs and site performance in reducing risk and managing requirements.
Regulatory Compliance
Cameco’s business is subject to a wide variety of laws and regulations regarding environmental matters and the management of hazardous wastes and materials, including those of general application to environmental matters and those specifically associated with the nuclear sector. Changes in environmental laws and regulations or more stringent application of existing standards often occur, promoting continual improvement in the SHEQ aspects of the Company’s business. This can result in additional expense, capital expenditures, limitations or delays in the exploration, development, operation or decommissioning of the Company’s properties, which could have a material adverse impact upon Cameco.
Governmental controls and regulations address, among other things, the environmental impact of mining and uranium processing operations. Legislation and regulation in various jurisdictions establish system performance standards, air and water quality emission standards and guidelines, and other design or operational requirements for various SHEQ components of operations. Legislation and regulations also establish requirements for decommissioning and reclamation following the cessation of operations and may require that some former mining properties be actively managed for a long time.
Below is a discussion of the environmental regulation of Cameco’s Canadian and US operations. Please see the Inkai, Centerra and Bruce Power sections of this Annual Information Form for a discussion of the environmental regulation of their respective operations.
2008 Cameco Annual Information Form

Canadian Regulatory Compliance
In Canada, environmental matters related to Cameco’s operations are the subject of ongoing public scrutiny and regulatory review by the CNSC, the SMOE, the Ontario Ministry of the Environment (“MOE”), Environment Canada, and the federal Department of Fisheries and Oceans.
Potentially significant environmental performance improvement challenges relate to the application of more stringent controls on fugitive uranium emissions from ventilation systems at fuel services facilities and reduced effluent chemical loadings from Cameco’s Saskatchewan mine and mill sites. In the case of effluent chemical loadings, the current focus centers on reducing molybdenum and selenium loadings through additional chemical treatment techniques and evaluation of the application of membrane filtration technology. Other current performance improvement areas are associated with improved control of groundwater migration from facilities, firefighting and emergency response requirements, and decisions arising from the evaluation of substances carried out under the Canadian Environmental Protection Act, 1999 (“CEPA”). Ongoing changes to the regulatory framework may also require additional response and expenditures by Cameco.
New initiatives have and likely will continue to generate additional environmental studies in the vicinity of these operations. This is particularly evident in the area of pre-licensing environmental assessment, where studies typically set the stage for future regulatory obligations on the Company. Regulatory expectations of the CNSC and of other federal and provincial regulators continue to evolve, and this can reasonably be expected to continue in pursuit of improved SHEQ performance.
Cameco is subject to stringent regulatory oversight by its main regulator, the CNSC, an independent commission established by the federal government under the Nuclear Safety and Control Act (“NSCA”). The CNSC’s regulates Cameco’s compliance with the requirements of the NSCA, as well ensuring that necessary assessment work is completed under the CEAA. Obtaining regulatory approvals, including for licence renewals and changes in operating practices, can take significant time due to the nature of the approval process, which at times can require an environmental assessment or extensive review of supporting technical data as well as supporting management programs and procedures. Cameco strives to improve both the quality and effectiveness of its regulatory approval proposals and submissions. This, coupled with programs and initiatives to ensure compliance with regulatory requirements, has resulted in significant capital expenditures and increases in operating costs.
In recent years, when auditing Cameco operations, the CNSC has put a priority on assessment of specific SHEQ programs. These have included such aspects as: radiation protection programs; environmental monitoring; fire protection; operational quality assurance; organization and management systems effectiveness; transportation systems; geotechnical monitoring; training; and ventilation systems. Regulatory assessments of program implementation effectiveness, as well as evaluation of safety culture and related human factors, are becoming more prevalent as the SHEQ systems mature. These system effectiveness and program-specific audits and regular site inspections by regulatory project officers have generated, and are intended to continue to generate, actions to improve SHEQ performance. The resulting program modifications are typically procedural and do not incur large capital costs; however, they are significant in terms of how these systems are applied and do result in increases in operating costs.
     US Regulatory Compliance
Cameco US subsidiaries’ ISR operations are subject to a wide variety of federal, state and local regulations, governing among other things, air emissions, water discharges, hazardous materials handling and disposal, and site reclamation.
Through the US Nuclear Regulatory Commission (“NRC”) and state environmental agencies, Cameco’s US ISR subsidiaries mine permitting and licensing activities are subject to comprehensive environmental regulation. The mine permitting and licensing process typically takes several years to complete and requires the completion of environmental assessment reports. Public hearings and public comments are included in the process. In the past, they have been successful in obtaining the necessary permits and licenses to ensure sufficient mineral reserves are available to meet production plans.
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After mining has been completed, an ISR well field must be restored in accordance with regulatory requirements. Generally, this involves restoring the groundwater to its pre-mining use or equivalent class of use water standard. Restoration of Crow Butte well fields is regulated by the Nebraska Department of Environmental Quality (“NDEQ”) and the NRC and restoration of Smith Ranch-Highland well fields is regulated by the Wyoming Department of Environmental Quality (“WDEQ”) and NRC.
Crow Butte has four well fields under restoration. At mine unit #1, the groundwater has been restored to pre-mining quality standards and all of the wells plugged and piping removed. The other three well fields are in active restoration. $27.9 million (US) is the estimated cost of decommissioning the property. Crow Butte has provided a $25.2 million (US) letter of credit to the State of Nebraska as security for decommissioning the property. The amount of the letter of credit will be increased to $27.9 million (US) in order to match the decommissioning estimate.
Smith Ranch-Highland has two well fields under restoration (Mine Unit 1 and C-Well field) and two well fields (A and B Well fields) that have been restored. At the A-Well field, the groundwater has been restored to pre-mining quality standards and the area continues to be monitored for post-restoration environmental performance. At the B-Well field, groundwater has been restored. This restoration has been approved by the WDEQ. Regulatory approval has not yet been received from the NRC. $82.8 million (US) is the estimated cost of decommissioning the property. Letters of credit totalling $80 million (US) have been provided to the State of Wyoming as security for decommissioning Smith Ranch-Highland. The amount of the letters of credit will be increased to $82.8 million (US) in order to match the decommissioning estimate.
The NRC had previously considered adopting an alternate process whereby a state government (in non-agreement states such as Wyoming and Nebraska) could regulate groundwater issues through a memorandum of understanding entered into with the NRC. The NRC has not made a final decision regarding the use of such memoranda. Discussions continue with regulators to establish clear jurisdiction and criteria for well field restoration.
The time to acceptance for restoration of the remaining well fields is an important issue for Cameco subsidiaries’ US ISR operations, since it remains uncertain when, and at what cost, these operations will be able to complete restoration of mined out ISR well fields to the required performance standard.
     Decommissioning and Reclamation
Once the Company’s reserves of a deposit have been exhausted or after processing activities have been permanently suspended, Cameco and its partners are required to decommission operating sites, including waste rock and tailings management facilities, and reclaim those areas affected by their activities, to the satisfaction of regulatory authorities.
Cameco’s estimation of the future costs of decommissioning and reclamation costs is based upon the application of reclamation techniques, which are believed to be capable of generating reasonable environmental and radiological performance. The Company reviews these estimates for accounting purposes, as well as for licence renewal applications as required by regulatory agencies. Beginning in 1996, the Company has conducted regulatory-required reviews of its conceptual decommissioning plans for all Canadian sites. These periodic reviews are typically done on a five-year basis, or at the time of an amendment to or renewal of an operating licence.
Decommissioning plans are accepted by regulators in terms of “conceptual approval”. This involves acceptance by the regulators that the Company has proposed a reasonable decommissioning concept upon which cost estimates can be prepared for financial assurance obligations. As Cameco properties approach or go into decommissioning, further regulatory review of the detailed decommissioning plans may result in additional requirements, associated costs and financial assurances.
At the end of 2008, Cameco’s estimate of the total decommissioning and reclamation costs, based on current operations to date, for its operating assets was $556 million, which is the undiscounted value of the obligation. At the end of 2008, Cameco’s accounting provision for these costs totalled $353 million, which represents the present value of the $556 million mentioned above. The provision increased by $68 million in 2008 due to higher estimates for decommissioning of the US ISR mine sites and accretion expense. The revised estimates for these operations were approximately double prior amounts, which were based on studies completed about five years earlier. The increase is largely due to higher
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expected costs for labour and equipment. Most of these expenditures are expected to be incurred at the end of the useful lives of the operations to which they relate. Therefore, the decommissioning and reclamation costs expected to be incurred over the next five years are not material.
Cameco provides financial assurances in the form of letters of credit (LCs), where required to regulatory authorities, for decommissioning and reclamation costs. Cameco’s LCs issued in support of reclamation liabilities totalled $429 million at the end of 2008. Since 2001, all of Cameco’s North American operations have had in place LCs providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. More specifically:
Saskatchewan — The decommissioning estimates (100% basis) for Rabbit Lake ($105.2 million), McArthur River ($36.1 million) and Key Lake ($120.7 million) were reviewed during relicensing proceedings in 2008 and were accepted by the CNSC. The amount of the LCs filed with the Saskatchewan government as financial assurances for decommissioning the properties have been increased to match the decommissioning estimates for both Key Lake and Rabbit Lake with McArthur River to be increased in the second quarter of 2009.
In addition, the decommissioning estimate for Cigar Lake is $27.7 million (100% basis). The amount of the LCs filed with the regulators as financial assurances for decommissioning Cigar Lake will be increased to match the decommissioning estimate.
Ontario — Financial assurances for decommissioning in the form of LCs have been filed with the CNSC for Port Hope in the amount of $96 million, for Blind River in the amount of $36 million, and for CFM facilities in the amount of $18 million. The decommissioning estimates for these facilities were reviewed as part of the renewal of their CNSC licences in 2007.
Cameco’s US operations - Please see US Regulatory Compliance above for the reclamation and decommissioning arrangements and LCs pertaining to their operations.
Please see the Inkai, Bruce Power and Centerra sections of this Annual Information Form for a discussion of the reclamation and decommissioning arrangements pertaining to their operations.
Please also see Note 10 to the 2008 Financial Statements regarding Cameco’s estimate of decommissioning and reclamation costs and related LCs.
Fuel Services Waste Management
Pursuant to the Reorganization of SMDC and ENL (now CEI), Cameco assumed the ownership and primary responsibility for the management of wastes existing at the time of the Reorganization (“Historical Waste”) at the Port Hope Conversion Facility, the Blind River Refinery, the Port Granby Waste Site and the Welcome Waste Site (“Historical Facilities”), all located in Ontario. The Company assumed liability for the first $2 million of all costs in respect of any claim arising out of or related to the Historical Waste and all decommissioning and reclamation costs at the Historical Facilities and 23/98ths of the next $98 million of such costs. CEI retained liability for the balance of the costs up to $100 million and for all the costs in excess of $100 million, effectively capping Cameco’s liability at $25 million.
On October 6, 2000, the government of Canada and certain Port Hope and area communities announced the signing of a “Principles of Understanding”, establishing the framework for development of an agreement for the clean up, storage and long-term management of certain of the Historical Wastes. On June 19, 2001, the government of Canada announced that an agreement had been signed and that it would invest about $260 million over ten years to carry out the work. In July 2002, the government of Canada released the scope document for the environmental assessment of the project to manage low-level radioactive waste for the long term in the Port Hope area. Part of the project remains in the environmental assessment process. At a January 2007 hearing, the CNSC considered an environmental assessment screening report for this project. With respect to the Port Hope and Welcome Waste portion of the project, the CNSC has accepted the screening report and concluded the project, taking into account mitigation measures identified in the screening report, is not likely to cause significant adverse environmental effects.
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Pursuant to the Principles of Understanding, in March 2004, Cameco reached an agreement to transfer the Port Granby Waste Site and Welcome Waste Site to the government of Canada, which through its ownership of ENL indirectly owned these waste sites prior to 1988. The transfer will occur after the government receives a licence to construct a long-term waste management facility at these sites. As part of the transaction, the government has agreed to accept, without charge, 150,000 cubic metres of Cameco owned low-level radioactive waste.
The government has also agreed to assume all liability for wastes located at these sites after taking ownership, subject to Cameco’s obligation to complete its maximum contribution of $25 million towards management and decommissioning of Historical Wastes. Cameco had previously recognized this liability for its maximum contribution of $25 million toward the cost of managing this material, of which about $5 million has actually been spent to the end of 2008.
Cameco has an agreement with Denison Mines Corporation for the processing of certain uranium-bearing by-products from Blind River and Port Hope at the White Mesa mill in Blanding, Utah. While this arrangement has addressed the accumulated inventory of by-products and is addressing current recycling requirements for these by-products, other outlets are being considered. More specifically, in 2001, a mill scale pilot test program of recycling these by-products at Cameco’s Key Lake mill was completed and, in 2002, Cameco submitted a proposal to federal and provincial regulatory authorities for approval to recycle these by-products at the Key Lake mill. Provincial regulatory approval was received on February 21, 2003. Federal regulatory approval is still pending. Cameco must show progress in the reduction of the concentrations of molybdenum and selenium in the effluent released at the Key Lake mill before the CNSC can complete its evaluation of this proposal. If good progress is made, Cameco plans to submit an updated EA to move this project forward.
Government Regulation
Cameco’s business is subject to various levels of extensive governmental controls and regulations that are amended from time to time. The Company is unable to predict what additional legislation or amendments may be proposed that might affect its business or when any proposals, if enacted, might become effective.
Outlined below are some of the more significant government controls and regulations that materially affect the Company’s uranium business.
Treaty on the Non-Proliferation of Nuclear Weapons (the “NPT”)
The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the IAEA. Almost all countries are signatories to the NPT, including Canada, the US, the United Kingdom and France. As Canada, the US and other jurisdictions signed the NPT, Cameco is subject to it and complies with IAEA requirements.
Canadian Uranium Industry Regulation
The Canadian federal government has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through legislation, regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada that the CNSC may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The legislation and regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.
     Mine Ownership Restriction
The latest expression of Canadian government policy on non-resident ownership of uranium mining properties is contained in a letter dated December 23, 1987 from the Minister of State (Forestry and Mines) to the Canadian uranium industry. The basic limit for non-resident ownership of uranium properties at the stage of first production is 49%. Resident ownership levels of less than 51% will be permitted if the property is in fact Canadian-controlled. Exceptions to the policy may be granted subject to Cabinet approval and will be provided only in cases where it is demonstrated that Canadian partners cannot be found. The federal government is proposing to allow majority non-resident ownership
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where, on a bilateral basis, Canadian companies can obtain majority ownership of properties in the counterpart foreign country.
     Cameco Ownership Restriction
As part of the Canadian government regulation of the Canadian uranium mining industry, the Eldorado Nuclear Limited Reorganization and Divestiture Act imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of shares. Please see Description of Securities — Restrictions on Ownership and Voting for a description of the constraints imposed by this act.
     Canadian Nuclear Safety and Control Act
In Canada, control of the mining, extraction, use and export of uranium is governed by the NSCA, a federal statute. The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion, fabrication and transportation. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms and conditions of a CNSC licence. The licence specifies conditions that the licensees must satisfy in order to maintain the right to operate their nuclear facilities.
A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee’s performance against the objectives. The regulations made under the NSCA include provisions dealing with facilities licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.
The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers, and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also emphasizes environmental matters, including a requirement that licence applicants and licensees make adequate provision for the protection of the environment.
All of Cameco’s Canadian operations are governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued, which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. The Company may also be subject to prosecution (including criminal prosecution in some circumstances) if it fails to comply with such applicable statutes and regulations. Environmental regulation of the uranium mining industry in Saskatchewan and the uranium processing industry in Ontario are also regulated under provincial legislation in addition to federal legislation of general application.
     Uranium Export Regulation
The export of uranium is regulated by the Canadian federal government, which establishes nuclear energy policy. Cameco’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade, respectively, and such licences and permits are obtained by Cameco for all such exports.
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US Uranium Industry Regulation
Uranium recovery in the US is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”). The NRC issues Domestic Source Material Licences pursuant to 10 CFR, Part 40. The review of a licence application is governed by the National Environmental Policy Act (“NEPA”) which is implemented through 10 CFR, Part 51.
The uranium recovery industry in Wyoming is also regulated by the WDEQ, Land Quality Division (“LQD”) pursuant to the Wyoming Environmental Quality Act (“WEQA”) and the LQD Non-Coal Rules and Regulations arising from the WEQA. Pursuant to WEQA, the WDEQ issues a permit to mine which is administered by the LQD. In addition, the state administers a number of Environmental Protection Agency (“EPA”) programs under the Clean Air Act and the Clean Water Act, some of which are incorporated into the LQD Non-Coal Rules and Regulations (for example the Underground Injection Control regulations under the Clean Water Act). Currently well field decommissioning is required to the pre-mining use standard in Wyoming.
Similarly, the uranium recovery industry in Nebraska is regulated by the NRC and the NDEQ pursuant to the Nebraska Environmental Protection Act. Pursuant to this act and the regulations made thereunder, the NDEQ issues a permit to mine. In Nebraska, well field groundwater restoration is required to the class of use water standard.
In all cases, failure to comply with NRC licence and/or state permit-to-mine conditions, or a failure to comply with other applicable rules and regulations, can bring enforcement action, which could result in an order to cease operations and other regulatory actions. NRC enforcement policy describes a progression of enforcement starting with a notice of violation and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.
At Smith Ranch-Highland and Crow Butte, safety is regulated by the federal Occupational Safety and Health Administration.
Other agencies are involved in the regulation of the uranium recovery industry, either directly or indirectly, including the EPA, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the US Fish and Wildlife Service, Nebraska Department of Health and Nebraska Department of Water Resources.
The export of uranium from the US and the movement of nuclear materials within the US are also regulated by the NRC. While specific sales contracts are not reviewed or approved, export licences for shipment of uranium outside the US are granted by the NRC.
Land Tenure
     Saskatchewan Operations
Most of the Company’s uranium reserves and resources are located in Saskatchewan. The right to explore for minerals is acquired by the Company in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The term of a Mineral Claim is two years, with the right to renew for successive one year periods. To maintain a Mineral Claim in good standing, generally, the holder must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a crown lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.
The right to mine minerals is acquired by the Company as a lessee under a mineral lease from the province of Saskatchewan (a “Crown Lease”). A Crown Lease is for a term of ten years, with a right to renew for successive ten-
2008 Cameco Annual Information Form

year terms in the absence of default by the lessee. The lessee is required to expend certain amounts for work during each year of a Crown Lease. A Crown Lease cannot be terminated except in the event of default or default under any of the provisions of The Crown Minerals Act (Saskatchewan) or regulations thereunder, including for prescribed environmental concerns. However, Crown Leases may be amended unilaterally by the lessor by an amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).
The Company’s surface facilities and mine shafts are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands is acquired under a surface lease (a “Surface Lease”) from the province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socioeconomic objectives and as a result contain certain undertakings in this regard.
The Company’s Saskatchewan uranium mining, milling and exploration properties are located on traditional lands of First Nations. Cameco has received formal demands from the English River First Nation (the “ERFN”) and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands.
In February 2004, Cameco received correspondence from the ERFN asserting a right to be consulted with respect to the use of its traditional lands, which includes the McArthur River operations. In December 2006, Cameco received a copy of correspondence sent by the ERFN’s legal counsel to various provincial government Ministers. In the correspondence, the ERFN indicated that if the government issued any further permits without appropriate consultation and notification, the ERFN would “take appropriate actions to prevent the permit holders from intruding on their property.”
In January 2005, the Métis Nation of Saskatchewan made an assertion similar to that made by the ERFN. The Métis Nation also threatened non-violent civil disobedience that could have had a negative impact on Cameco’s operations. In February 2005, the Métis Nation of Saskatchewan stated that, in order to pressure the Province of Saskatchewan to meet its demands, it would establish road blockades at junctions of certain provincial highways near Key Lake. As the threatened road blockades could have resulted in Cameco ceasing milling and mining operations at Key Lake and McArthur River, Cameco obtained an injunction from the Saskatchewan Court of Queen’s Bench, prohibiting the Métis Nation of Saskatchewan from proceeding with the road blockade.
In addition, the ERFN has selected claims for Treaty Land Entitlement (TLE) designation that include the surface lands covering the Millennium uranium deposit. The Saskatchewan government recently rejected this selection (December 2008). However, the ERFN has challenged that rejection in the courts. Similarly, the Peter Ballantyne Cree Nation has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of Cameco’s mining joint ventures. However, it may have an impact on the surface rights and benefits ultimately negotiated as part of the development of Millennium and Dawn Lake. Cameco, as operator of both affected joint ventures, is investigating the potential implications of the TLE land issue.
It is generally acknowledged that First Nation bands in northern Saskatchewan ceded title to most traditional lands in northern Saskatchewan in exchange for treaty benefits and reserve lands. However, First Nations in Saskatchewan continue to assert that their treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to their traditional lands. Some First Nations dispute the fact that their ancestors ceded any title to the land at all. First Nations have launched a lawsuit in Alberta making a similar claim that they did not cede title to the oil and natural gas rights when they ceded title to their traditional lands. A similar lawsuit could be brought by First Nations in Saskatchewan.
Awareness of aboriginal claims and the legal issues associated with them is an integral part of exploration, development and mining in Canada and Cameco is committed to managing these issues effectively. While Cameco cannot by itself wholly fulfil the governments’ duty to consult, Cameco expects that at least some of its initiatives vis-à-vis First Nations will be regarded as delegated ‘procedural aspects’ of the Province’s duty to consult. However, in view of the legal and factual uncertainties, no assurance can be given that material adverse consequences will not arise in connection with First Nation and Métis title claims and related consultation issues.
2008 Cameco Annual Information Form

     US Operations
The Company’s uranium reserves and resources in the US are held by subsidiaries and are located in Wyoming and Nebraska. The right to mine or develop minerals is acquired either by leases from the fee simple owners (private parties or the state) or mining claims located on property owned by the US Federal Government. In addition, the Company’s subsidiaries acquire surface leases that allow well field installation and operation to permit the mining of the uranium reserves by ISR methods.
Canadian Royalties and Certain Taxes
Cameco pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Schedule”), as amended. Royalties include both a basic royalty and a tiered royalty. The basic royalty is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit equal to 1% of the gross sales of uranium.
The tiered royalty is an additional levy on the gross sales of uranium that applies only when the sales price of uranium exceeds levels prescribed by the Schedule. Uranium sales subject to the tiered royalty are first reduced by capital allowances as permitted by the Schedule for new mine or mill construction and certain mill expansion. Tiered royalties become payable when these capital allowances are reduced to zero. Both the prices and the capital allowances as defined in the Schedule are adjusted annually to reflect changes in the Canadian gross domestic product.
The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

		Canadian Dollar
	Royalty Rate	Sales Price in Excess of:
	6%	$17.16
Plus	4%	$25.74
Plus	5%	$34.33
The above prices are applicable to 2008 and are in Canadian dollars. The index value required to calculate 2009 rates is expected to be published in April 2009.
For example, if the sales price realized by Cameco was $35 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):
[6% x ($35.00 – $17.16) x pounds sold] + [4% x ($35.00 – $25.74) x pounds sold] + [5% x ($35.00 – $34.33) x pounds sold]
In 2007, Cameco’s cumulative capital allowances were fully exhausted. Therefore, Cameco paid tiered royalties in 2007 and 2008. Cameco estimates that tiered royalties will reduce 2009 net earnings between $25 million and $35 million. Cameco will be eligible for additional capital allowances once Cigar Lake commences production, at which time Cameco expects to not pay tiered royalties until the additional allowances are fully exhausted.
Cameco is no longer subject to capital taxes on paid-up capital on its Saskatchewan and Ontario operations. These taxes were eliminated on July 1, 2008 for Saskatchewan and retroactive to January 1, 2007 for eligible Ontario companies. As a resource corporation in Saskatchewan, Cameco pays a corporate resource surcharge of 3.0% (reduced from 3.1% prior to July 1, 2008) of the value of resource sales.
Canadian Income Taxes
Cameco, certain subsidiaries, and UEM are subject to federal and provincial income tax in Canada. Current income tax expense for 2008 was $45 million.
2008 Cameco Annual Information Form

For federal income tax purposes, 100% of royalties are deductible in 2008. Cameco’s Ontario fuel services operations and Bruce Power are eligible for the manufacturing and processing tax credit.
In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly-owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products for the year 2003. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2004 through 2008 on a similar basis. Cameco’s view is that CRA is incorrect and it intends to contest its position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $15 million in 2008 for the years 2003 through 2008. See Note 16 to the 2008 Financial Statements.
US Taxes
In Wyoming, Cameco subsidiaries pay severance taxes, property taxes and ad valorem taxes. In Nebraska, Cameco subsidiaries pay severance taxes and property taxes. The total of these taxes paid in 2008 was $4.5 million (US).
The Company’s US subsidiaries are subject to US federal and state income tax. They may also be subject to Alternative Minimum Tax (AMT) at a rate of 20%. AMT paid in prior years may be carried forward indefinitely to be applied as a credit against future regular income taxes. Current income tax expense for 2008 was $1.5 million (US).
Kazakhstan Taxes
(See Development Projects – Inkai above)
Employees
At December 31, 2008, Cameco and its subsidiaries had 3077 employees (this number does not include Centerra and Joint Venture Inkai employees). Of this total, 889 employees are represented by four separate locals of the United Steelworkers trade union. The collective agreement for the bargaining unit employees at CFM expires on June 1, 2009. The collective agreement for the bargaining unit employees at the McArthur River and Key Lake operations expires on December 31, 2009. The collective agreements for each of the two bargaining unit employees at the Port Hope conversion facility expire on June 30, 2010.
BRUCE POWER LP – NUCLEAR ELECTRICAL GENERATION

Overview
     Business
Cameco, through subsidiaries, owns a 31.6% limited partnership interest in BPLP. BPLP’s business is the generation and sale of electricity into the Ontario wholesale market. Electricity from the Bruce site is currently generated by four Bruce B and two Bruce A nuclear-powered units. The Bruce B nuclear units and two Bruce A units have capacity to supply about 20% of Ontario’s electricity needs. As of October 31, 2005, BPLP was restructured and a new Bruce Power A Limited Partnership (“BALP”) was formed to hold a sublease for the two Bruce A nuclear-powered units that have been operating and two additional Bruce A units that are presently undergoing refurbishment. Cameco no longer holds an interest in the four Bruce A units and does not have any ownership interest in BALP.
Nuclear generation harnesses the energy released during controlled nuclear fission reactions to produce steam that is used to drive turbines to generate electricity. Nuclear generation has two main advantages: it is a relatively low marginal-cost production technology and it produces virtually no SOx, NOx, CO2 or mercury. The latter advantage is increasing in significance as governments implement stricter air emission standards.
Nuclear stations have greater operational, maintenance, waste and decommissioning costs and have greater initial capital development costs than other generation technologies. This reflects the complexity of the technical processes that
2008 Cameco Annual Information Form

underlie nuclear power generation and additional design, security and safety precautions that are taken to protect the public from potential risks associated with nuclear operations. Offsetting these cost factors is the relatively low cost of nuclear fuel compared with fossil fuel costs. In general, BPLP’s nuclear stations have a lower operating cost per megawatt-hour of electricity produced than fossil fuelled facilities.
     Acquisition of Interest
In 2001, Cameco, through a subsidiary, acquired an initial 15% limited partnership interest in BPLP, an Ontario limited partnership, and directly acquired a 15% shareholding interest in Bruce Power Inc., the general partner of BPLP. BPLP concurrently entered into agreements with Ontario Power Generation Inc. (“OPG”) and certain of its subsidiaries to lease and operate the Bruce A and B nuclear-powered units and related facilities located in south-western Ontario.
Subsequently, in February 2003, British Energy plc (“BE”) sold a 79.8% limited partnership interest in BPLP to a consortium of Cameco, TransCanada PipeLines Limited (“TransCanada”), and BPC Generation Infrastructure Trust (“BPC”), a trust established by the Ontario Municipal Employees Retirement System. This brought Cameco’s total indirect limited partnership interest in BPLP to 31.6%. Cameco concurrently increased its shareholding interest in Bruce Power Inc. from 15% to 33.3%. Cameco acquired these interests from an affiliate of BE and paid approximately $204 million.
Concurrently, TransCanada, through a subsidiary, and BPC each acquired a 31.6% limited partnership interest in BPLP and a 33 1/3% shareholding interest in Bruce Power Inc. from the same BE affiliate. The Power Workers’ Union and The Society of Energy Professionals increased their collective limited partnership interest in BPLP to 5.2%, by acquiring BE’s remaining 2.6% limited partnership interest in BPLP as part of the same transaction.
As part of the closing of this transaction, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to BPLP. BPLP used these funds to pay $225 million in deferred rent that it owed to OPG (see Overview-Bruce Power-OPG Lease below). BPLP repaid the loan in 2008 as part of the excess cash distributions made to its limited partners, including Cameco.
Following closing, Cameco continued as BPLP’s fuel manager (see Cameco Fuel Management below).
     2005 Bruce Power Restructuring
In October 2005, BPLP was restructured and concurrently announced a new arrangement with the Ontario government including a $4.25 billion program to increase output of the four Bruce A reactors. Under the restructuring agreements, BALP was formed and the four Bruce A reactors were subleased by BPLP to BALP.
In August 2007, BALP amended its agreement with the Ontario government to include the complete refurbishment, subject to certain conditions, of unit A4 at an estimated cost of $1 billion. Cameco is not part of BALP and will not invest in the $5.25 billion refurbishment program, which will involve refurbishing and restarting units A1 and A2 and refurbishing units A3 and A4.
Cameco maintained its 31.6% interest in BPLP, which is responsible for the overall management of the Bruce site and leases the four Bruce B reactors. BPLP received certain payments in consideration for entering into the sublease with BALP, for the assets transferred to BALP and for refurbishing and unit costs already incurred by BPLP. As a result, BPLP paid a special distribution to its limited partners of which Cameco received $200 million. Day to day operations at the Bruce Power site were unaffected by this reorganization.
Under the new restructuring agreements, the electricity output from the Bruce B units will continue to be sold primarily either into the Ontario spot market or directly to various customers under long-term, fixed price contracts, at the discretion of BPLP.
As part of the restructuring, Cameco no longer had an obligation to procure or supply uranium concentrates to the Bruce A reactors, but will continue to be the fuel procurement manager for the Bruce A and B units. Subsequently, Cameco and BALP have agreed to terms whereby Cameco will supply uranium concentrates to BALP.
2008 Cameco Annual Information Form

Under an arrangement with the Ontario government, as part of the restructuring, BPLP receives electricity floor price protection for sales into the spot market, transmission unavailability protection, and protection against governmental discriminatory actions. The floor price is set at an average monthly price of $45/MWh in 2005 escalated for inflation. The floor price has a true-up mechanism, which is settled on a monthly basis with a contingent support payment. The aggregate of contingent support payments is tracked, as any payments received are subject to a recapture payment dependent on the annual spot prices.
Cameco’s total commitment for financial assurances given on behalf of BPLP is estimated to be $230 million at December 31, 2008. These financial assurances include financial assurances given to the CNSC in support of BPLP’s operating licence, guarantees in favour of OPG under the Lease (as defined below), and guarantees in support of BPLP’s power purchase agreements with customers. This last commitment is subject to adjustment as the actual amounts of financial assurances in support of power purchase agreements will fluctuate in response to wholesale electricity market price changes. As at December 31, 2008, the actual exposure was $82 million. See Note 24 to the Financial Statements.
The BPLP partners have also agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
     Bruce Power-OPG Lease
In May 2001, BPLP signed agreements with OPG to lease and operate the Bruce A and B nuclear powered units and related facilities in south western Ontario. The initial lease period expires in 2018. BPLP has the right to extend the lease and certain related agreements for up to an additional 25 years. The lease was amended in January 2002, in 2003 as part of the 2003 acquisition from BE described above, and again in 2005 as part of the 2005 BPLP restructuring described above (as amended, the “Lease”).
BPLP paid OPG an initial rental payment of about $552 million, comprised of about $327 million in cash and a $225 million note receivable as deferred rent. As part of the 2003 acquisition, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to Bruce Power. Bruce Power used these funds to pay the $225 million OPG note receivable. Subsequently, Bruce Power repaid Cameco, TransCanada and BPC.
Under the Lease, decommissioning liabilities are the responsibility of OPG and are covered by the Lease payments. During the initial term, the Lease provides for limited adjustments to the base rent every five years. These limited adjustments are based on a maximum of 50% of the present value of any increase of the anticipated cost of decommissioning the Bruce Power facility discounted to January 1, 2001, determined using predetermined principles and assumptions.
In 2006, OPG completed its first five year review of the anticipated cost of decommissioning and proposed an increase to the annual base rate of $14.8 million over the remaining initial term of the Lease. BPLP disagreed with the proposal. In October 2008 the matter was resolved with no increase in the base rent payable unless one of the following events occurs: (i) a material event of default under the Lease prior to June 30, 2007; (ii) BPLP fails to renew the Lease past 2027; or (iii) BPLP terminates the Lease prematurely upon 12 months notice to OPG because it determines that the continued operation is no longer economically viable. If one of the events occurs, BPLP would be required to pay the increase in the annual base rent requested by OPG, including from prior years.
In addition to the base rent, annual supplemental rent, which is subject to escalation by inflation, per operating reactor is payable. For each year in the period 2004 to 2008, the aggregate of the base rent and supplemental rent, subject to limited exceptions, cannot be less than $190 million. In 2008, the aggregate of these rent payments was approximately $246 million. There are no adjustments to either base rent or supplemental rent with respect to used nuclear fuel liabilities during the initial term of the Lease. Commencing in 2008, BPLP also has the right to terminate the Lease if the continuing operation of the facility is no longer economically viable, subject to a Lease termination fee of $175 million, certain ongoing operational requirements during handover and certain shut-down conditions prior to handover. Cameco has severally guaranteed BPLP’s performance of these obligations.
2008 Cameco Annual Information Form

The Generating Facilities
     Overview
The Bruce nuclear generating stations, located approximately 250 kilometres northwest of Toronto on Lake Huron, consist of eight CANDU reactors. The four Bruce B reactors, with a combined net generating capacity of about 3,360 megawatts, were commissioned between 1984 and 1987. The four Bruce A reactors, with a combined generating capacity of about 3,000 megawatts, were commissioned between 1977 and 1979 and removed from service by OPG between 1995 and 1998. BPLP returned two of the Bruce A reactors to service, with a combined net generating capacity of 1,500 megawatts. As described above, in October 2005 BPLP was restructured and the four Bruce A reactors were subleased to BALP. Cameco does not have any ownership interest in BALP. An average capacity factor of 87% was achieved by BPLP during 2008 compared to 89% achieved in 2007.
In 2008, BPLP’s capital expenditures were about $85 million. In 2009, this capital expenditure program is expected to total $119 million.
     New Fuel Program
As part of its Bruce B power uprate project, BPLP had initiated plans to refuel the Bruce B units with modified fuel containing SEU and Blended Dysprosium Uranium (“BDU”). This refuelling was planned to commence in 2008, but now has been delayed, as outlined below. Prior to 2004, all of the four Bruce B units were operating at 90% of maximum power, based upon an operating limitation imposed by the CNSC. This limitation was placed on the reactors when studies revealed that emergency shutdown systems may not provide sufficient safety margins for certain low probability events. The operating limitation ensures that the necessary safety margin is maintained. The use of the modified fuel was intended to restore the safety margins of the reactors and allow them to operate at their design capacity. Currently, the Bruce B units are operating safely with reduced operating margins. In 2007, the operator of the A and B units revised its fuel deployment strategy and is now developing plans to load the modified fuel into refurbished reactors (commencing with Bruce A) prior to loading any modified fuel into the Bruce B reactors. This revised strategy, while subject to finalization of all commercial arrangements, will effectively delay the power uprate program at Bruce B. A similar safety margin issue exists at the Bruce A units and regulatory approval of the Bruce A refurbishment program is dependent on the modified fuel being deployed in the refurbished reactors. This strategy change recognizes the time required to complete the extended regulatory process to approve the manufacture of the modified fuel and loading the Bruce A units. The Bruce A1 and A2 units are scheduled to be restarted in 2010 and the initial fuel cores will be comprised entirely of fuel bundles containing natural uranium. Once the reactor cores approach an equilibrium state, the new modified fuel, containing SEU and BDU, will be loaded as part of the normal refuelling operations.
BPLP has successfully taken other steps to partially restore power rating at the Bruce B units. In 2004, the CNSC approved the operation of the Bruce B units at up to 93% maximum power on the basis of improved safety margins attributed to completion of the fuel core reordering program. Bruce B units 5, 6 and 7 have achieved this power uprate with Bruce B unit 8 scheduled for the second half of 2009.
While the delay of the deployment of the modified fuel at Bruce B is not expected to result in any derating due to the low probability event margins, it remains possible that the units could experience significant derating in the future due to this issue. However, some small, marginal deratings are also possible to maintain the operating safety margins as the units continue to age.
     Operating Life Assessment
The initial estimated operating life for Bruce’s nuclear units was 30 years. OPG undertook a comprehensive inspection and testing program in order to ascertain the physical condition of its nuclear generating assets, including the Bruce units, and BPLP has continued that program, partially by way of contract with OPG. BPLP’s current operating life estimates for the Bruce B units are based on the results of this program to date and on the previous operating history of the units. BPLP estimates that the operating life of Bruce B unit 8 will end about mid-2020. The operating life for the other three B units is expected to end during 2017 to 2018.
2008 Cameco Annual Information Form

BPLP has been assessing the condition of key components of the Bruce B units including its steam generators, fuel channels and feeder pipes. As of December 31, 2006, 100% of BPLP’s steam generators (with 100% of the areas of the inner tubes likely to experience degradation) had been inspected and the present condition of these components has been ascertained with a reasonable degree of certainty. On the basis of the steam generator program inspection results, periodic cleaning, repairs and internal modifications have been deemed necessary to slow down the degradation rates and restore unit reliability. BPLP is implementing comprehensive operation and maintenance life cycle management plans for its units aimed at enabling the steam generators to operate for the expected life of the units. Current estimates of the steam generator life are within the estimated operating lives of the units. In 2003, inspections on Bruce B Unit 8 identified some erosion on support plates in three of the eight steam generators. Repairs were made and no damage to the boiler tubes was detected. Inspections on the other units have found no similar conditions and follow-up inspections on Unit 8 did not show any further significant degradation. However, further inspections are planned for the spring of 2009 to confirm boiler life expectancy for the three steam generators at Unit 8 where erosion was found in 2003.
Current inspections support the engineering assessment of the fuel channels lasting until the end of the estimated operating lives for the Bruce B units. In 2001, maintenance activities commenced to reposition the support springs in the fuel channels in order to ensure end of life projections are achieved. This corrective measure is also required for Bruce Unit 8. Because this unit has tight fitting garter springs, new tooling to locate and move these springs is currently in development and targeted for implementation in 2011.
Feeder pipes are part of the piping system that carries hot water between the reactor and the steam generators. Thinning of feeder pipes occurs to varying degrees in all Bruce’s reactors. Extensive inspections have been carried out to establish the current condition of the feeder pipes of the Bruce units. Feeder pipe thinning and degradation are phenomena common to CANDU reactors and is the subject of industry studies and monitoring. However, compared to other CANDU units, they have occurred to a lesser extent at Bruce B due to a combination of lower operating stresses and, to a limited extent, the derating of the units. The feeder pipes are not expected to limit the life of the units, although it is expected that some feeder pipes will require replacement. In addition, in order to extend the units operating lives, some feeder pipes may have to be replaced and upgraded.
Cracking of feeder pipes has been experienced at two CANDU plants located outside Ontario. The affected sections of pipe were replaced and the units were returned to service. BPLP has not experienced any feeder pipe cracking at any of its reactors but is carrying out inspections during planned outages. The scale of these inspections has been increased in response to these external events. BPLP is also participating in research and development with other CANDU operators to establish the degradation mechanisms.
     CANDU Technology
The Bruce A and B units are CANDU reactors. CANDU is a pressurized-heavy-water, natural-uranium power reactor first designed in the 1960s by a consortium of Canadian government agencies and private industry. All commercial nuclear reactors in Canada use the CANDU technology. It is also the power-reactor product marketed by Canada abroad. CANDUs are currently operating in Ontario, Quebec, New Brunswick, Argentina, Romania, South Korea and China.
CANDU reactors are unique in their use of natural-uranium as fuel and deuterium oxide, or heavy water, as both a moderator to slow down the fission process and a heat transfer medium within the reactor. The refuelling system is also unique compared to light water reactors in that the CANDU reactors can be refuelled at full power. Notwithstanding that CANDU reactors can be refuelled without being shut down, the number of outage days per year for Bruce’s CANDU reactors currently tends to be greater than the average number of outage days per year for light water reactors, primarily due to maintenance and repair work required for pressure tubes and feeders, which are not used in light water reactors.
All of the Bruce reactors have two physically separate and independent systems designed to shut down the reactor within two seconds of being activated. Each of these systems is independent of the primary control systems and includes multiple sensors for detecting emergency conditions. The Bruce reactors also have an emergency core coolant injection system, which would be activated in the event of a pipe break in the reactor coolant system. In addition, all of Bruce reactors have a negative pressure containment system designed to keep radioactive material safely contained.
2008 Cameco Annual Information Form

     Employees
BPLP has approximately 3,700 employees. Most of them are unionized. The PWU and the Society of Energy Professionals Collective Agreements expire December 2009. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and BALP.
Cameco Fuel Management
Cameco is BPLP’s fuel manager. This includes the supply by Cameco of all uranium concentrates and UO2 conversion services required for the Bruce B nuclear generating stations, making BPLP a significant customer for Cameco’s core products. Cameco is also responsible to procure nuclear fuel for BALP. This includes the procurement or supply to BALP of a portion of its uranium concentrates.
CFM has signed two fuel manufacturing services agreements covering all of BPLP’s and BALP’s fuel manufacturing requirements until 2018 for BPLP and until 2030 for BALP. Under these agreements, CFM will manufacture UO2 provided by Cameco into fuel bundles for the Bruce A and B units.
BALP is also pursuing the use of SEU as part of its refurbishment project for two Bruce A units. Cameco is working with BALP, CFM and others in the development of SEU. Cameco expects BALP’s use of SEU will not significantly reduce natural UO2 conversion services sold to BALP.
CFM’s Port Hope plant is being modified to produce fuel bundles containing SEU. (see Uranium Fuel Conversion Services – Operations above).
OPG Services to Bruce Power
As part of the 2001 OPG-BPLP transaction, OPG agreed to provide certain services to BPLP. Some of these services are required in order for BPLP to comply with CNSC operating licences. The material short-term OPG services include fuel channel inspection and maintenance services. These services may be terminated upon 24 months prior notice by either BPLP or OPG. The material long-term OPG services include services relating to the supply, delivery and processing of heavy water for use in the Bruce nuclear units, low level and intermediate waste storage and disposal services, and collection and storage of used fuel bundles generated from the operation of the Bruce nuclear units as further described below in Nuclear Waste Management and Decommissioning.
Nuclear Waste Management and Decommissioning
As they operate, the Bruce nuclear units generate:
•	used nuclear fuel bundles (“high-level radioactive waste”);
•	other material that has come in close contact with reactors but is less radioactive than used nuclear fuel bundles, such as ion exchange resins and other structural material and reactor equipment, including pressure tubes (“intermediate-level radioactive waste”); and
•	material used in connection with station operation that is not highly radioactive (“low-level radioactive waste”).
Used nuclear fuel bundles from the Bruce reactors are temporarily stored in water-filled pools (“wet bays”) at the Bruce nuclear stations for a cooling off period of at least ten years during which their radioactivity substantially decreases. OPG has constructed a dry storage facility on a part of the Bruce site not leased to BPLP. After the cooling off period, used nuclear fuel bundles will be transferred to above ground concrete canisters at OPG’s dry storage facility. In-station modifications to the Bruce B wet bays to support the loading of used nuclear fuel bundles into dry storage containers were completed in 2002. When originally constructed, the wet bays at Bruce A and B had sufficient capacity to store used nuclear fuel bundles for up to 15 to 20 years of operation. The Bruce B wet bays are at or near full capacity, but in 2003, OPG started transferring the used fuel bundles to its dry storage facility.
2008 Cameco Annual Information Form

OPG assumes title to the used nuclear fuel bundles discharged from the Bruce reactors during the term of the Lease. At its expense, OPG is responsible for the disposal of these nuclear fuel bundles for which it receives a fee paid as supplemental rent under the Lease. OPG retains title to all used nuclear fuel bundles stored in the wet bays before May 11, 2001. While used nuclear fuel bundles are contained in the Bruce B wet bay, BPLP is responsible for their management. As noted in the above paragraph, in 2003 OPG started transferring the used fuel bundles to its dry storage facility.
During the term of the Lease, OPG has also agreed to take title to, store and dispose of all of BPLP’s low and intermediate-level radioactive waste at OPG’s radioactive waste management facility at the Bruce site. OPG retains title to all low and intermediate-level radioactive waste generated before May 11, 2001.
Under the Lease, OPG, as the owner of the Bruce nuclear plants, is responsible for decommissioning of the eight Bruce nuclear units and for funding and meeting other requirements relating thereto that the CNSC may require of Bruce Power as licensed operator of the Bruce nuclear plants. OPG is also responsible for managing radioactive waste associated with decommissioning of the Bruce nuclear plants.
There is no facility in Canada for the permanent disposal of used nuclear fuel. The Nuclear Fuel Waste Act, implementing the federal government’s nuclear fuel waste management strategy, came into force in November 2002. As required by this legislation, owners of used nuclear fuel in Canada established the Nuclear Waste Management Organization (“NWMO”) with a mandate to manage and co-ordinate the full range of activities relating to the long-term management of used nuclear fuel. In late 2005, after a three year study, the NWMO presented its report and recommendations to the federal government on the long-term management of used nuclear fuel. The NWMO recommended adaptive phased management with the objective of centralizing all of Canada’s used nuclear fuel in one location, and isolating and containing it deep underground in a suitable rock formation. In June 2007, the federal government announced it had accepted the NWMO’s report and recommendations. The NWNO is commencing the design of a site-selection process. Throughout this process, the federal government will continue to provide oversight as required by the Nuclear Fuel Waste Act. In addition, this legislation also required the owners of used nuclear fuel, including OPG, to establish a trust fund with a Canadian financial institution and make specified deposits. As OPG is the owner of the used nuclear fuel bundles discharged from the Bruce units, it, not BPLP, is subject to these financial contribution requirements.
Federal Regulation
BPLP’s operations are heavily regulated. The CNSC, an agency of the federal government, regulates construction, equipment, safety systems and operating limits for the Bruce nuclear generation stations through its powers under the NSCA (see Government Regulation – Canadian Uranium Industry Regulation above). Under licences issued by the CNSC, BPLP is required to report regularly on operations to the CNSC, which monitors the safety performance of the Bruce nuclear generating stations. In addition, BPLP is subject to the Nuclear Liability Act (“NLA”), as well as other legislation associated with labour and environmental matters.
On May 9, 2001, BPLP received a licence to operate the Bruce B nuclear units and a licence to operate the Bruce A nuclear units, which were effective May 11, 2001.
On March 12, 2004, BPLP received a five-year operating licence to operate the “A” and “B” reactors through March 31, 2009. Financial assurances required by the CNSC in respect of this licence were determined to be $71 million. Under the 2005 Bruce Power restructuring agreements, Cameco is indemnified by BALP for any calls on the assurances resulting from operation of the Bruce A units.
BPLP has commenced the process to obtain a new CNSC operating licence. After completion of day-one hearings in December 2008, the CNSC extended the licence to October 31, 2009 to allow for completion of day-two hearings.
The NLA requires operators of nuclear generating facilities to purchase nuclear liability insurance from the Nuclear Liability Association of Canada in amounts specified in the NLA. Currently, the NLA requires the operator of nuclear stations to maintain, for each of its nuclear stations, insurance of $75 million for liability imposed under the NLA. Under Part I of the NLA, an operator is strictly liable for any damage to property of, or personal injury to, the public arising
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from a nuclear incident (as defined in the NLA), other than damage resulting from sabotage or acts of war. If, in the opinion of the Governor in Council, an operator’s liability could exceed $75 million in respect of a nuclear incident, or it would be in the public interest to do so, the Governor in Council may proclaim Part II of the NLA in effect. Under Part II of the NLA, an operator’s liability is effectively limited to the amount of such insurance and the Governor in Council may authorize funds to be paid by the federal government for claims in excess of that amount. In October 2007, the federal government introduced legislation in the House of Commons that would significantly amend the NLA, including by requiring the operator to maintain, for each of its nuclear stations, $650 million of insurance for liability imposed under the NLA. Before this legislation was approved, Parliament was dissolved because of the federal election. BPLP expects this legislation will be reintroduced for Parliamentary approval. If the legislation becomes law, this would result in a significant increase in the insurance coverage that BPLP must obtain as well as the cost of that insurance coverage.
Ontario’s Electricity Regulation
This section summarizes the key impacts of the Ontario regulatory framework that applies to BPLP’s marketing of electricity. BPLP sells electricity into the wholesale spot market and contract market. In Ontario, political risk results from uncertainty over the future direction of government energy policies.
The actions of the Ontario government have impacted the wholesale market where BPLP sells most of its production. The Ontario government took steps in 2005 and in February 2006 to mitigate the impact of increases in electricity price on the approximately 55,000 large industrial and commercial customers in Ontario who consume more than 250,000 kilowatt hours per year. These actions involve regulating the price of electricity produced by OPG’s base load nuclear and hydro assets and establishing revenue limits on the output of certain of OPG’s other assets. Bruce Power expects these actions to depress the wholesale contract market, which remains unregulated.
BPLP engages in risk management activities, including trading of electricity and related contracts, to mitigate these risks. BPLP receives a reliable stream of revenue from fixed-price contracts. Approximately 67% of BPLP’s output was sold under fixed-price contracts in 2008. BPLP also sells electricity on the open spot market. Prices are determined by bids from suppliers and buyers that reflect changes in supply and demand by the hour. In addition, the 2005 Bruce Power refurbishment implementation agreement provides for a floor price of $45 per MWh (escalated by inflation) for the electricity generated by the Bruce B reactors sold into the spot market.
Demand erosion continues to dominate Ontario, driven by declining economic conditions in Ontario and in North America, which has resulted in partial loss of industrial and wholesale demand. Since 2004 wholesale load has decreased by 35% (700GWh) and in 2008 Ontario demand is down by approximately 2% or 2 TWh in comparison to 2007. BPLP continues to implement a diversified contracting strategy that hedges output against exposure to Ontario low spot prices by sales into the retail contract market and into neighbouring jurisdictions such as the NYISO market place.
There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the need to replace or augment generating capacity in Ontario, the need to attract new investment and market structure changes made by the government, Cameco believes the risk of the government regulating the wholesale market is low.
Reinforcement of the transmission system from the Bruce Power site is necessary once all eight Bruce units are back in service and the expected wind powered facilities in the Bruce area are operational. This reinforcement is to be achieved by the addition of a new 500KV line between Bruce and Milton, essentially doubling the current transmission capacity. Hydro One has obtained approval to construct this line from the Ontario Energy Board. A condition of this approval is that Hydro One is required to successfully complete the environmental assessment process prior to beginning any construction activity on the new line. The transmission reinforcement is planned to be in-service by 2012.
In February 2001, the OEB issued a generation licence for Bruce Power Units 1 to 8, which expires in February 2019. The licence includes authorization for Bruce Power to act as a wholesaler of electric power.
2008 Cameco Annual Information Form

CENTERRA GOLD INC.

Centerra
Cameco indirectly owns 52.7% of Centerra, a company listed and publicly traded on the TSX. Centerra is focused on acquiring, exploring, developing and operating gold properties primarily in Asia, the former Soviet Union and other emerging markets. Centerra is one of the largest western-based gold producers in Central Asia and the former Soviet Union. Centerra subsidiaries have a 100% interest in and operate two producing gold mines: the Kumtor mine in the Kyrgyz Republic and the Boroo mine in Mongolia. Centerra subsidiaries also have a 100% interest in the Gatsuurt development property in Mongolia, located 35 kilometres from the Boroo mine, and a 63% interest in the REN exploration property in Nevada.
In 2008, the Kumtor mine produced approximately 556,250 ounces of gold and the Boroo mine produced about 192,640 ounces of gold. Centerra’s gold production is completely unhedged.
As at December 31, 2008, Cameco’s interest in the Kumtor and Boroo mines amounted to total proven and probable reserves of 2,530,000 ounces of contained gold, with a further 1,636,000 ounces of contained gold in measured and indicated resources and 1,378,000 ounces of contained gold in inferred resources. As at December 31, 2008, Cameco’s interest in the Gatsuurt property amounted to 529,000 ounces of contained gold in probable reserves, 320,000 ounces of contained gold in indicated resources and 135,000 ounces of contained gold in inferred resources. Detailed estimates of gold reserves and resources are reported at Centerra – Kumtor Mine – Reserves and Resources below.
Production continued uninterrupted in and around Centerra’s two mine sites in the Kyrgyz Republic and Mongolia. This occurred despite the expiry of the August 30, 2007 framework agreements entered into among Centerra, Cameco and the Government of the Kyrgyz Republic (the “Government”) (the “Agreement on New Terms”) in relation to the Kumtor property as a result of these agreements not being ratified by the Parliament of Kyrgyz Republic. Consequently, on June 4, 2008 Centerra resumed its international arbitration against the Government with respect to a number of ongoing disputes in accordance with its investment agreement entered into in 2004 among Centerra, Kumtor Gold Company (“KGC”) and the Government (the “Investment Agreement”). However, Centerra suspended the arbitration proceedings in September 2008 to allow for the continuation of discussions with Cameco and the Government regarding outstanding issues related to the Kumtor project. See Centerra Legal Proceedings.
Centerra has made a substantial commitment to exploration activities focused on growing the reserves and resources at its properties, including $23.5 million (US) of exploration expenditures in 2008. Centerra has budgeted approximately $25 million (US) on exploration in 2009. Expenditures in respect of the underground project at the Kumtor mine were $15 million (US) in 2008.
Despite Kumtor being owned and operated by Centerra through its wholly owned subsidiaries, under Canadian securities law, Kumtor is considered a material gold mining property to Cameco. Cameco has no other material gold mining properties.
Kumtor Mine
The Kumtor mine, located in the Kyrgyz Republic, is the largest gold mine in Central Asia operated by a western-based producer. The Kumtor gold mine, which commenced operation in 1997, has produced approximately 6.71 million ounces of gold during the 12-year period from 1997 to 2008.
Centerra’s wholly-owned subsidiary, KGC, is the holder of the rights to the Kumtor gold deposit and Centerra’s wholly-owned subsidiary Kumtor Operating Company (“KOC”) is the operator of the Kumtor mine.
The disclosure in this Annual Information Form of a scientific or technical nature for Kumtor is based on a technical report on the Kumtor mine dated as of March 28, 2008 (the “Kumtor Technical Report”) prepared in accordance with NI 43-101. The technical information has been updated with current information where applicable. The Kumtor Technical Report was prepared under the supervision of Strathcona Mineral Services Limited (“Strathcona”) and was written by
2008 Cameco Annual Information Form

Henrik Thalenhorst, P.Geo. of Strathcona and Iain Bruce, P. Eng. of BGC Engineering Inc., each of whom is independent of Cameco and a “qualified person” for purposes of NI 43-101, and Dan Redmond, P. Geo., a qualified person and an employee of Centerra. The mineral reserve and resource estimates for the Kumtor mineral property were prepared under the supervision of Ian Atkinson, Certified Professional Geologist, Centerra’s Vice President of Exploration, who is a qualified person. A copy of the Kumtor Technical Report can be obtained from SEDAR at www.sedar.com.
The Kumtor mine plays a particularly important role in the economic and political life of the Kyrgyz Republic. It is the largest private sector employer of Kyrgyz citizens, is the largest foreign investment in the country and represents a significant portion of the country’s gross domestic product, export earnings and total industrial production. The importance of the Kumtor mine to the Kyrgyz economy means that it has a very high profile within the country. Accordingly, the Kumtor mine continues to be at the centre of political and public attention in the Kyrgyz Republic.
The Kumtor mine has been the subject of numerous disputes, including lawsuits and draft legislation that challenge the validity of the decrees, agreements and licences that govern the title, operation and taxation of the Kumtor mine. If these disputes are not resolved to the mutual satisfaction of the various parties thereto, the risks to Centerra will increase. See Centerra Legal Proceedings and Risk Factors.
     Property Description, Location and Concession
The Kumtor mine is located in the Tien Shan Mountains, some 350 kilometres to the southeast of the national capital Bishkek and about 60 kilometres to the north of the international boundary with the People’s Republic of China.
Pursuant to an Amended and Restated Concession Agreement (the “Concession Agreement”) between KGC and the Government of the Kyrgyz Republic that became effective on June 22, 2004, Centerra has been granted a concession giving Centerra the exclusive rights to all minerals within an area of approximately 750 hectares of land centred on the Kumtor gold deposits (the “Concession Area”). Centerra’s mineral and surface rights for the Kumtor deposit extend until May 10, 2043. KGC has applied for an expanded mining concession covering the original Concession Area, the Northeast target, the Southwest deposit, Sarytor and adjacent areas to the southwest. The Investment Agreement provides that the Government of the Kyrgyz Republic shall grant any necessary additional mining concessions for the Centerra Exploration License (defined below) on substantially the same terms and conditions as those specified for the Concession Area. Pending the grant of the expanded concession, KGC applied for, and on January 30, 2006, was granted a mining license comprising 56.5 hectares and covering the Southwest deposit. In November 2006, KGC applied for and was granted a geological allotment for the Sarytor deposit. The allotment was replaced with a mining license on November 30, 2007. On June 17, 2008, the Bishkek Inter District Court issued an order invalidating the Southwest and Sarytor mining licenses. See Centerra Legal Proceedings.
The Concession Agreement confirms Centerra’s right to use sufficient additional surface lands for the purposes of the construction and occupation of all mining and milling superstructure and facilities, work camp and other infrastructure facilities necessary to carry out work at the Kumtor mine. The Investment Agreement further specifies that Centerra is guaranteed such access to the Kumtor site, including all necessary surface lands, together with access to water, power and other infrastructure, as is necessary or convenient for the operation of the Kumtor mine. The area currently in use for such purposes amounts to approximately 7,000 hectares. This provides sufficient surface area for the plant, tailings disposal area and all other facilities supporting the mining operation, ore processing and waste rock disposal and includes the western part of Petrov Lake, the fresh-water source for the operation.
KGC must make a concession payment of $4 (US) for each ounce of gold sold from the Kumtor deposit, with such payments to be made quarterly within 90 days of the end of each calendar quarter based on that quarter’s gold sales by KGC. In addition, KGC must pay 2% of its net profits into a social development fund until its senior and subordinated loans outstanding as of December 31, 2003 are repaid ($5 million (US) outstanding at December 31, 2008) and thereafter at 4% of its net profits until the end of the Kumtor operations.
Under a Master Agreement entered into in 1992 among Cameco, Kyrgyzaltyn JSC (a Kyrgyz joint stock company whose shares are 100% owned by the Government of the Kyrgyz Republic) and the Government of the Kyrgyz Republic (the “Master Agreement”) and under Section 10 of the law of July 2, 1997, On Subsoil, KGC was granted the exclusive right
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to develop any mineral resources within a 7.5 kilometre radius from the perimeter of the Concession Area, an area covering approximately 26,660 hectares (the “Exploration License”). This right was continued by the Investment Agreement. The license granting the Exploration License was first issued on December 18, 1997. It was initially renewed on December 31, 2002, and again on December 31, 2005. The shape of the license was changed during the last renewal to coincide with the Kyrgyz national coordinate system, and its size reduced to 26,300 hectares. This area includes all of the Concession Area, the Northeast target, the Southwest deposit, Sarytor and adjacent areas to the southwest, as well as the surface rights area. The Exploration License cannot be renewed again, but a new license may be applied for. Although the expiry date of the Exploration License is December 18, 2009, the Bishkek Inter District Court issued an order on June 17, 2008 invalidating the Exploration License. See Centerra Legal Proceedings.
The Kumtor mine includes waste and ore stockpile areas as well as an area to dispose of ice removed during operations. Ore is processed at a crusher and mill with a nominal capacity of approximately 5.6 million tonnes per year or 15,500 tonnes per day. Other major facilities include a fresh-water system, a camp/residence for the employees on-site, a warehouse, workshops, offices, a batch plant, two standby diesel generator installations and a tailings management facility. In February 2006, Centerra also commenced open pit mining at a satellite gold deposit located at the Southwest deposit. Mining of the Southwest deposit was completed at the end of March 2008.
The tailings management facility is located in the Kumtor River valley and consists of twin tailings pipelines, a tailings dam, an effluent treatment plant and two diversion ditches around the area to prevent runoff and natural watercourses from entering the tailings basin. These facilities received approval from the Government in 1999. Each tailings pipeline is approximately six kilometres in length. The tailings dam was designed and constructed to address the permafrost conditions at the mine site. The dam wall is approximately 2.7 kilometres in length and the tailings dam consists of a compacted fill. The dam crest is ten metres wide and the side slopes are approximately 3 horizontal to 1 vertical. The dam is currently 31 metres high at its central part. The dam fill consists of alluvial sands and gravels. A geomembrane
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liner has been placed on the upstream face and extends one hundred metres upstream of the dam toe on natural ground into the impoundment.
The tailings dam height was raised three metres in 2008 and now has capacity to store tailings until the end of 2010. An additional nine metres of dam height, scheduled for construction between 2009 and 2012, is expected to extend the life of the tailings facility to the end of the current mineral reserves. Raising the dam to its final elevation is estimated to require an investment of $27.6 million (US). The ultimate dam and the stabilizing toe berm have been designed to store up to 101 million tonnes (87 million cubic metres) of tailings.
As part of Centerra’s management of environmental issues, Centerra actively assesses the physical characteristics of its tailings storage facilities. In 2003, in order to proactively deal with an ice-rich silt layer beneath the tailings dam that has been the cause of some minor horizontal movement of the tailings dam, a shear key and toe berm were built to reduce the rate of movement. Additional construction work completed in 2007 and 2008 has deepened and expanded the initial shear key. The new shear key has been excavated to depths of ten to twelve metres, and ice-rich silt and clay has been removed to expose the underlying dense granular moraine foundation fill with little to no ice. Test pits one to two metres deep were excavated to confirm that sound foundations had been reached.
The levels of movement encountered in the Kumtor dam foundation to date are not excessive and fall within the range of movements experienced by other such dams around the world. The Kumtor dam material is strain tolerant and shows little effect of the minor horizontal movement.
All material permits and licences required for the current mining operations at the Kumtor central pit are in good standing. See Centerra Legal Proceedings.
     Site Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the Kumtor mine site is by a main road that runs between Bishkek and Balykchy, on the western shore of Lake Issyk-Kul. After traveling along this road for a distance of 178 kilometres, and then along a secondary road running along the south shore of the lake to the town of Barskaun for another 150 kilometres, a final 100 kilometres must be traversed on a narrow, winding road leading into the Tien Shan Mountains that climbs to an elevation of 3,700 metres through 32 switch backs to reach the deposit. Centerra has done considerable work to maintain this access road and despite occasional avalanches and movements of gravel and till down steep slopes during heavy rains, there has not been any extended period during which the road has been out of service.
The Kumtor mill is situated in alpine terrain at an elevation of approximately 4,016 metres, while the highest mining excavations exceed an elevation of 4,400 metres. The main camp, administration and maintenance facilities are at about 3,600 metres. Local valleys are occupied by active glaciers that extend down to elevations of 3,800 to 3,900 metres and permafrost in the area can reach a depth of 250 metres. As the area is seismically active, all facilities at Kumtor, including the process plant and tailings storage dam, have been designed in accordance with recommended seismic standards for the area.
The climate is continental with a mean annual temperature of minus eight degrees Celsius. Extreme recorded temperatures vary from plus 23 to minus 49 degrees Celsius, with short summers that last from June to September. Precipitation is low at 300 millimetres per annum, with the majority falling in the summer months, and annual snow accumulation of 600 millimetres. Kumtor operates 365 days per year.
Reflecting the harsh climate and high elevation, sparse, low vegetation is restricted to the valley floors and lower mountain slopes, with a total absence of trees or shrubs.
The mine site is connected to the Kyrgyz national power grid with a 110 kilovolt overhead power line running parallel to the access road. Fresh water is taken from Petrov Lake, situated five kilometres northeast of the mill site. The minimum water inflow into the lake is estimated to be in excess of 1,000 cubic metres per hour or approximately twice the average project demand.
2008 Cameco Annual Information Form

     History
The Kumtor area has a history of intermittent exploration dating to the late 1920s. Debris from the Sarytor deposit was discovered in 1978 by a geophysical expedition of the state Kyrgyz Geology department sampling float from the frontal moraine of the Sarytor Glacier. The sole outcrop of what is now called the Central deposit was found during follow-up prospecting. From 1979 to 1989, a systematic evaluation of the Central deposit, and to a lesser extent of the Southwest deposit, was carried out consisting of several phases of surface trenching and geological mapping, diamond drilling and underground development on three levels culminating in a detailed sampling program of the central upper part of the Central deposit. An initial reserve statement was issued by the USSR State Committee on Reserves in March 1990.
Cameco was presented the opportunity to become involved with the Kumtor project in 1992 while pursuing uranium prospects in the Kyrgyz Republic. An initial agreement with the Government of the Kyrgyz Republic was signed in December 1992 giving Cameco the exclusive right to evaluate and develop the Kumtor project. A feasibility study was completed in December 1993 by Kilborn Western Inc. (“Kilborn”) and was amended in 1994 and 1995 (the “Kilborn Feasibility Study”). In 1999, Kilborn Western Inc. was amalgamated with Kilborn Inc. and continued as SNC-Lavalin Engineers & Constructors Inc.
A project development agreement was finalized with the Government of the Kyrgyz Republic in May 1994. Pursuant to this agreement, a Cameco subsidiary held an indirect one-third interest in KGC, a Kyrgyz joint stock company that owns the concession giving it exclusive rights to develop the Kumtor mine. Kyrgyzaltyn JSC (“Kyrgyzaltyn”), a Kyrgyz joint stock company wholly-owned by the Government of the Kyrgyz Republic, held the remaining two-thirds interest. Another Cameco subsidiary, KOC, acted as operator of the joint venture for which it received a management fee.
Project construction began in late 1994 and commercial production at Kumtor commenced in the second quarter of 1997. The Kumtor mine has produced approximately 6.71 million ounces of gold during the 12-year period from 1997 to 2008.
On December 31, 2003, Centerra entered into a restructuring agreement with Cameco, Cameco Gold Inc. (“Cameco Gold”) and Kyrgyzaltyn. Pursuant to this agreement, Kyrgyzaltyn and Cameco Gold sold Centerra all of their shares in KGC effective June 22, 2004 in exchange for, among other consideration, shares in Centerra.
     Geological Setting
The Kumtor gold deposit occurs in the southern Tien Shan metallogenic belt, a Hercynian fault and thrust belt that traverses Central Asia from Uzbekistan in the west through Tajikistan and the Kyrgyz Republic into north-western China, a distance of more than 1,500 kilometres. This belt hosts a number of important mesothermal-type gold deposits including Muruntau, one of the world’s largest gold deposits, as well as Zarmitan, Jilau and Centerra’s Kumtor mine.
There are four major thrust slices comprising the mine geology, with an inverted age relationship. Each thrust sheet contains older rocks than the sheet it structurally overlies. The slice hosting the Kumtor gold mineralization is composed of Vendian (youngest Proterozoic or oldest Paleozoic) meta-sediments, grey carbonaceous quartz-sericite-chlorite schists or phyllites that are strongly folded and schistose. The fault forming the footwall contact of this structural segment is the Kumtor Fault Zone, a dark-grey to black, graphitic gouge zone. The fault zone strikes north-easterly, dips to the southeast at moderate angles and has a width of up to 30 metres. The adjacent rocks in its hanging wall are strongly affected by shearing and faulting for a distance of up to several hundred metres. The rocks in the structural footwall of the fault zone are Cambro-Ordovician limestone and phyllite, thrust over Tertiary sediments of possible continental derivation that in turn rest, with apparent profound unconformity, on Carboniferous clastic sediments.
The Kumtor gold deposit is structurally controlled on a major fault of regional importance and is a member of the class of structurally controlled mesothermal gold replacement deposits. The Kumtor gold deposit occurs where the Vendian sediments have been hydrothermally altered and mineralized based on structural controls. Gold mineralization has been observed over a distance of more than 12 kilometres, with the Kumtor deposit itself located in what is called the Center Block, with a length of 1,900 metres, a vertical range of 1,000 metres and a width of up to 300 metres. A buried intrusive body is inferred by geophysical methods to occur some five kilometres to the northwest of the deposit and may be the source of the mineralization process at Kumtor.
2008 Cameco Annual Information Form

     Mineralization
Within the Kumtor deposit, four zones of gold mineralization have been delineated:
•	Two parallel zones of alteration and gold mineralization strike north-easterly and dip to the southeast at 45° to 60°, separated by 30 to 50 metres of barren or poorly mineralized rock. The South Zone, with a length of 700 to 1,000 metres and a horizontal width of 40 to 80 metres, is reasonably well mineralized throughout its entire length, with an average gold grade of 3 to 4 grams of gold per tonne. The North Zone, somewhat more extensive along strike but with a similar width, has lesser gold grade continuity and splits into a number of individual lenses that have average gold grades in the range of 2 to 3.5 grams of gold per tonne.
•	At their north-eastern end, the North and South Zones coalesce into the Stockwork Zone, which has higher gold grades and good grade continuity. Its dimensions in plan are 400 to 500 metres long by 50 to 200 metres wide, with an average gold grade of 5 to 6 grams of gold per tonne, depending on the cut-off grade. The Stockwork Zone plunges north-easterly at 40° to 50°, and diminishes in size below elevation 3,900 metres. Its down-plunge continuation below elevation 3,900 is known as the NB Zone. Geographically, the Stockwork Zone is located closest to the pit highwall and thus has a larger effect on the overall strip ratio of the pit.
•	In the south-western part of the deposit, the SB Zone (structurally a part of the South Zone) tops out at an elevation of 3,900 metres. Drilling to date has defined the SB Zone along strike for 700 metres, for a vertical extent of 650 metres, and a width that ranges from 6 to 75 metres, overall somewhat smaller than the Stockwork Zone, but of excellent grade, in the range of 5 grams of gold per tonne. The SB Zone gave rise to a large increase in the mineral reserves and resources (including inferred resources) of the Kumtor deposit in 2005 and 2006.
Mineralization took place in four main pulses. An initial pulse resulted primarily in pervasive quartz- carbonate-albite-chlorite-sericite-pyrite alteration, with little gold of economic consequence being deposited. The next two pulses deposited all of the economically significant gold at Kumtor. Feldspar makes up nearly 20% of the ore, carbonates (calcite, dolomite, ankerite and siderite) collectively 25% to 30%, pyrite 15% to 20%, quartz 5% to 10% and the remainder are host rock inclusions.
The mineralization is most intense, and the gold grade is the highest, where metasomatic activity was continuous through mineralization phases two and three. This is the case for the Stockwork and SB Zones, to a lesser extent for the South Zone, and explains their higher-than-average gold grades. The last pulse created planar carbonate-pyrite metasomatic rocks that are associated with zones of intense deformation of previously altered phyllites and hydrothermal rocks.
The gold and the gold-bearing minerals occur as very fine inclusions in the pyrite, with an average size of only 10 microns. This, together with the poor cyanide leach response of the gold tellurides, accounts for the partly refractory nature of the Kumtor ore. The refractory characteristics are reflected in the relatively low historic and forecasted gold recovery of around 80%, despite the very fine grind applied to the pyrite flotation concentrate from which most of the gold at Kumtor is recovered by leaching. The fine grain size of the gold also renders assaying of this mineralization relatively reliable, with only a small nugget effect.
Most of the mineralization takes the form of veins, veinlets and breccia bodies in which the mineralization forms the matrix. In the more intensely mineralized areas, the surrounding host rock has also been altered. Post-ore faulting is generally parallel to, or at low angles with, the mineralized sequence. These faults often carry significant quantities of graphite, which constitute the sources for the preg-robbing character of some of the mineralization.
The Southwest deposit is located three kilometres to the southwest of the Central deposit across the Davidov glacier, along the Kumtor fault. To the southwest, the Southwest deposit is covered by the Sarytor glacier, beyond which additional mineralization is known as the Sarytor deposit.
2008 Cameco Annual Information Form

The structural/lithological framework of the Southwest and Sarytor deposits is identical to those of the Kumtor deposit with the gold mineralization being controlled by the Kumtor thrust zone. The structural dips are generally shallower than at Kumtor at an angle of 20° to 50°.
The mineral reserves of the Southwest deposit were mined out by March 2008.
The Sarytor deposit is located further southwest from the Southwest deposit. The drill results indicate that mineralized horizon at the Sarytor area strikes east-west and dips south at 20° to 30°. The thickness of the mineralized envelope is relatively consistent and varies from 80 to 120 metres, with the strike length of the known mineralization being approximately 800 metres.
Host rocks are tectonized slates and phyllites with lenses of till-like conglomerates and dolomitic slates. Development of background alteration is weak and represented mainly by vein-type silicification. Host rocks do not carry any elevated gold values. The mineralized zone has been traced by drilling for 200 to 300 metres down dip.
The mineralized envelope hosts three mineralized zones separated by zones of strongly faulted host rocks. Alteration intensity and zone thickness increase southward. Metasomatism is represented by banded albite-carbonate-quartz alteration with 3% to 5% pyrite. Barite and siderite are well developed in the southern part of Sarytor. As a rule, pyrite content is positively correlated with the gold grade.
     Historical Exploration and Drilling
The principal exploration data acquisition method at Kumtor is diamond drilling. There is a large historical drill-hole database (augmented by underground exploration results) dating back to Soviet times. To a large extent, this information is no longer relevant to the current reserve estimate, since the upper parts of the Central deposit, to which the historical information pertained, has now been mined out. There are only small areas in the current mineral reserves that rely on any Soviet data, and this old data is successively being verified by in-fill or replacement drilling.
As a result of the lack of sufficiently detailed information below an elevation of 3,950 metres, about 28% of the Kilborn Feasibility Study open-pit reserves containing one-quarter of the total gold to be mined had been substantially less well documented than the upper part of the deposit. To fill this information gap, and to explore for extensions to the known mineralization, KOC has undertaken a large in-fill diamond drill program in the years 1998 to 2008, comprised of 556 holes in the Central deposit totaling 186,628 metres and 426 holes on other targets totaling 69,503 metres. Drilling was undertaken from various pit benches and setups outside of the pit, including setups on the waste piles. This has now increased the density of the drill pattern in the lower part of the deposit to that available at the time of the Kilborn Feasibility Study for the upper part.
In the Central and Sarytor deposits, the drill holes are generally spaced 40 metres along strike and 40 to 80 metres down-dip in geologically complex areas, and at 80 metres along strike and 60 to 80 metres down-dip in other areas. The entire project assay data base consists of 192,367 KOC assays (123,126 for the Central deposit, 34,378 for the Southwest deposit and 31,284 for the Sarytor deposit and 3,579 in other areas) in addition to 75,064 assay results originating from Soviet times.
All of the KOC diamond drill holes are steeply inclined and recover HQ-size core, except when ground conditions necessitate a reduction in core size to NQ. For all of the holes, drill collars are surveyed and down-hole deviations are measured using either a Sperry-Sun single shot camera or a Reflex single shot camera. Limitations on set-ups dictate that a certain number of off-section holes are drilled, particularly within the Kumtor pit. Drill cores are logged for geological and geotechnical information, and are photographed prior to sampling. Drill collar coordinates, down-hole deviation surveys, assay results, and information on lithology, alteration and mineralization are recorded in the mine or exploration drilling databases.
Drill core recovery typically varies from 80% to 100%, averaging greater than 95%. In certain cases where the core recovery from mineralized intervals is low, the hole is stopped and re-drilled to achieve better core recovery. The angle of intersections between the drill holes and the mineralization is generally such that the true width of the mineralization is equivalent to 80% to 100% of the length of mineralized drill-hole intervals.
2008 Cameco Annual Information Form

     Sampling and Analysis
In preparing the Kumtor Technical Report in 2008, Strathcona reviewed the database generated by KOC drilling programs from 1998 to 2008 and concluded that the sample collection, sample preparation and assaying protocols in place at the Kumtor operation are in accordance with normal industry operating practises.
The sampling protocol employed in the years prior to 1989 was typical of many projects of the Soviet era. The entire core was removed for sampling, in intervals of an average length of 1.4 metres. Core recovery averaged only 75%. Trench samples were generally one metre long, presumably taken horizontally, but the sampling method is not described. Channel samples were collected from the extensive underground openings approximately one metre above the floor and varied from 0.5 to 2 metres long. The channels are reported to have measured 10 centimetres wide by 5 centimetres deep. The analytical work was carried out at the Central Scientific Research Laboratory of Kyrgyz Geology. The gold assay method was fire assay for all samples prior to 1989 (a total of 44,580 determinations) and a more productive atomic absorption (“AA”) method in 1989 (12,612 determinations). Internal and external duplicate assaying was undertaken.
For the drilling completed by KOC from 1998-2008, the drill core length is measured and checked against the depth blocks inserted by the drillers in the core boxes. The core is logged and photographed. Sample intervals are chosen to be representative of geological features such as veining, alteration and mineralization. Individual samples are normally one metre long, but the interval may be increased to two metres in unaltered rocks. Other than geotechnical holes and the unaltered portions of drill holes spaced less than 100 metres from other drill holes which had already intersected the same unaltered hanging wall stratigraphy, drill holes are sampled over their entire lengths.
Competent drill core selected for sampling is cut by a diamond saw into two halves. One half is placed into a numbered bag and sent to the laboratory for assaying. The other half is placed back in the core box and retained in permanent storage. Incompetent core intervals are sampled with a scoop that fits snugly into the individual rows, removing one-half of the material at the discretion of the sampling technician.
Blasthole cuttings are sampled with a device that is placed radially away from the collar of the hole. It collects about ten kilograms for an eight-metre bench height.
All sample collection, preparation and assaying from the 1998-2007 drilling programs were performed by KOC personnel at the KOC-owned site laboratory, which is not certified but is subjected to periodic calibration and operations checks by the Kyrgyz National Accreditations agency. Sample collection protocols are monitored by KOC’s exploration manager and the QA/QC geologist. Preparation and assay protocols are supervised by KOC’s chief assayer at the Kumtor mine. Samples are delivered to and from the laboratory at the mine site by KOC personnel.
The internal quality control measures at the KOC mine laboratory consist of the routine insertion of internally prepared standards and a blank at a combined rate of one standard/blank per 30 samples. An original set of standards was certified by four independent laboratories, but subsequent standards are not. The standards are prepared from Kumtor mineralization and reflect three grade ranges – tailings grade (approximately 0.4 grams of gold per tonne), a head sample that has varied from 3.7 grams of gold per tonne to 7.3 grams of gold per tonne, and a concentrate sample that has varied from 29.5 to 33.8 grams of gold per tonne.
In addition, the KOC mine laboratory routinely re-assays duplicate pulps at a rate of 20% as an internal check on assay precision. Prior to 2008, the KOC geological staff did not submit external blanks and standards as blind samples with their drill core sample batches. However, bench composites are created from drill-hole intersections for check assaying and metallurgical test work, and this data provides a further check for the initial assay results.
Prior to 2008, the quality control checks on reject duplicates were routinely performed by the CSRL laboratory at Kara Balta which is certified by the United Kingdom Accreditation Service under ISO 17025:2006. A minimum of 20% of the total samples from the KOC drill programs have been re-assayed using the fire assay method with a gravimetric finish. During 1998 and 1999, KOC geological staff periodically re-assayed second splits of the coarse rejects for entire mineralized intervals to compare against the initial assays. This has been standard practice since 1999 for all mineralized
2008 Cameco Annual Information Form

intervals that are intersected by drilling. The re-split samples retain the original sample number and are re-assayed at both the mine and the CSRL.
Beginning in 2008, KOC geological staff began routinely submitting external blanks as blind samples with their drill core sample batches and 5-10% external blanks and standards from Geostats Pty. Ltd. as blind samples with their duplicate sample batches.
Beginning in 2008, routine check assaying, including use of internal blind blanks and standards have also been undertaken on 5-10% of all exploration samples with more than 1.0 gram per tonne of gold at the local laboratory of Alex Stewart Assayers and Environmental Laboratory also located in Kara Balta, which is not accredited but participates in an international laboratory round-robin organized by Geostats Pty. Ltd.
     Kumtor Reserve and Resource Estimates
The mineral reserves and resources of the Kumtor project, which include the Central and Sarytor deposits, were most recently estimated as of December 31, 2008 by KOC’s and Centerra’s mining resource groups under the supervision of Ian Atkinson, P. Geo, Centerra’s Vice President, Exploration, who is a qualified person, following procedures in accordance with Canadian reporting standards as required by NI 43-101.
The cut-off grade used to report the open pit reserves and resources is 1.0 gram of gold per tonne, while the cut-off grade used to report the underground resources below the updated open pit designs is 7.0 grams of gold per tonne. These values reflect a $675 (US) gold price assumption and current and estimated future operating costs and production parameters.
     Central Deposit Block Model
The Central deposit block model was developed in 2007 and updated in 2008 and is based upon the most recent exploration drilling information, including the results of in-fill drilling completed to November 31, 2008, and uses blocks measuring 10 metres by 10 metres by 8 metres, with the vertical dimension matching the mining bench height.
Limits of gold mineralization were defined utilizing 3D solid geological modeling of vein and alteration intensities together with gold grade information which results in the subdividing of higher grade inner cores in the SB and Stockwork Zones surrounded by a lower grade gold mineralization halo. Each block or part of a block is then assigned to a particular mineralized zone and a gold grade is interpolated into the block from the surrounding assay data within that zone only.
All individual assay results for a particular sample interval are averaged, and this average assay value is used for mineral resource estimation. Prior to compositing assay data into two-metre downhole intervals, individual assays were “capped” or “top cut” to values of 70 grams of gold per tonne in the SB high-grade core, 45 grams of gold per tonne in the Stockwork high grade core and 35 grams of gold per tonne in the surrounding lower grade halo. This updated capping strategy differs from the 100 grams of gold per tonne capping in the SB high-grade core and 60 grams of gold per tonne capping in the remaining surrounding lower grade mineralization used for the 2007 year-end reserve and resource estimate, and results in lower overall contained gold.
Grade interpolation was by ordinary kriging of the gold assay information residing in the two-metre composites using a three pass search strategy with a maximum search of 90 meters along strike and down dip and 30 meters across the zones. A minimum of four and a maximum of 12 composites are required from a minimum of two different drill holes to interpolate a block. Preliminary resource classification of individual blocks into measured, indicated and inferred categories of resources considered for open-pit mining is based upon the distance to the nearest composite. If the nearest composite is within 30 metres, then a block is placed in the measured category. If the nearest composite is at a distance larger than 30 metres but shorter than 60 metres, then the block is placed in the indicated category. All blocks having the nearest composite at a distance greater than 60 metres are placed in the inferred category. To account for the tighter drill spacing generally required to accurately define underground resources, all mineralized blocks within the SB and Stockwork high grade cores, outside of the current ultimate pit design, were classified as inferred resources regardless of the distance of that block from surrounding exploration data used to interpolate the grade of that block.
2008 Cameco Annual Information Form

     Sarytor and Southwest Deposit Block Models
As a result of the order invalidating the Sarytor mining license, only limited exploration work was completed near the Sarytor deposit during 2008. See Centerra Legal Proceedings. Therefore, the same block model identified as SR-2 created for the year-end 2006 estimate was used again for the 2008 year-end estimate of reserves and resources at Sarytor. The model was constructed around 10 metre by 10 metre by 4 metre blocks, with the vertical dimension matching the mining bench height.
Limits of gold mineralization were defined utilizing 3D solid geological modeling of vein and alteration intensities together with gold grade information which results in the subdividing into ten mineralized zones, with two of the zones containing the majority of the resources and reserves at Sarytor.
After capping the individual assays at 30 grams of gold per tonne, grade interpolation, using two-metre composites within the two main shells was accomplished using ordinary kriging utilizing a 2-pass search strategy, while the smaller less defined zones were interpolated using anisotropic inverse distance squared methods because of the lower overall drilling density. A minimum of two and a maximum of 12 composites are required to interpolate a block.
For preliminary resource classification, the distances used at Sarytor are smaller than used for the Central deposit, from 20 to 50 metres for the indicated category (first pass interpolation), depending on the size and grade continuity of the individual zones. The inferred category was assigned to those blocks at twice the distance of the first pass. There are no measured resources at Sarytor, reflecting the lack of actual mining experience for this deposit.
The mineral reserves of the Southwest deposit were exhausted in March 2008, and the remaining resources outside of the final pit were estimated using the block model originally established in 2004.
     Mineral Reserve Estimate
The following table sets out the Kumtor proven and probable mineral reserves estimate as of December 31, 2008:
Kumtor Mineral Reserves (100% Basis) as of December 31, 2008

		Cutoff Grade	Tonnes	Gold Grade	Contained Gold
			(thousands)	(g/t)	(thousands of ounces)
Proven	Stockpiles	Greater than 1.0 g/t	3,412	1.4	150

Probable (Central Pit)	In situ	Greater than 1.0 g/t	29,173	3.8	3,564
Probable (Sarytor Pit)	In situ	Greater than 1.0 g/t	2,835	3.4	311

Total Probable Mineral Reserves			32,008	3.8	3,875

Total Proven and Probable Mineral Reserves			35,420	3.5	4,025

Open pit mineral reserves were estimated using industry accepted open pit optimization methods which assumed average mining costs ranging from $0.98 to $1.20 (US) per tonne of material mined, processing and administrative costs ranging from $18 to $21 (US) per tonne milled, and current royalty and gold refining costs. Metallurgical recoveries used in the pit optimization follow a variable recovery equation and range from 47% to 87%. Allowances were also made in the models for internal and external dilution and mining losses.
A complex geotechnical model, which defines the maximum pit slope limitations and can significantly impact the size of the optimum pit design, was further refined in 2008 for both the highwall in the Stockwork Zone and southeast to southwest bedrock walls and till/waste dump sections of the SB Zone. Geotechnical uncertainties however still remain at Kumtor and constitute a certain risk for the annual production and possible eventual recovery of these reserves.
The current pit design at Kumtor assumes that the glacial till and bedrock will be hydrologically depressurized to permit mining at the planned pitwall slope angles. Geotechnical work to date has indicated that the till is amenable to
2008 Cameco Annual Information Form

depressurization. A program to hydrologically depressurize the till and bedrock was implemented in 2008. Therefore, to reflect the technical risks associated with implementing the depressurization program, all remaining mineral reserves in the Central pit at Kumtor have been reclassified to probable mineral reserves. All ore in stockpile inventory as of December 31, 2008, has been placed in the proven mineral reserve category.
Except for the potential risks posed by the geotechnical issues described under the heading Centerra – Kumtor Mine – Geotechnical Issues Affecting the Kumtor Open Pit, political risks described under Risk Factors and the claims described under Centerra Legal Proceedings, there are currently no known environmental, permitting, legal, title, taxation socio-economic, marketing, political or other relevant issues that might materially affect the estimate of Kumtor mineral reserves.
     Mineral Resources Estimate
Additional mineral resources have been estimated outside the ultimate pit designs of the Central and Sarytor deposits and the completed pit of the Southwest deposit. The open pit mineral resources are not mineral reserves and do not have demonstrated economic viability but occur in the space between the current ultimate pit design that is based on the economic, geotechnical and gold price assumptions used to define the updated mineral reserves and optimized larger pit shells (resource shells) that are uneconomic under these same parameters yet have a reasonable expectation of economic extraction as required under NI 43-101 guidelines.
Kumtor Mineral Resources (100% Basis) as of December 31, 2008

	Cutoff Grade	Tonnes	Gold Grade	Contained Gold
		(thousands)	(g/t)	(thousands of ounces)
Measured (Kumtor Central Deposit)	Open Pit (> 1.0 g/t)	18,966	2.8	1,689
Indicated (Kumtor Central Deposit)	Open Pit (> 1.0 g/t)	6,468	2.8	578
Indicated (Kumtor Sarytor Deposit)	Open Pit (> 1.0 g/t)	5,846	2.1	386
Indicated (Kumtor Southwest Deposit)	Open Pit (> 1.0 g/t)	2,675	2.5	212

Total Measured and Indicated Mineral Resources		33,955	2.6	2,865

Inferred (Central Deposit)	Open Pit (> 1.0 g/t)	80	2.0	5
Inferred Stock Work Zone Underground	Underground (> 7.0 g/t)	2,089	11.3	757
Inferred SB Zone Underground	Underground (> 7.0 g/t)	2,671	18.6	1,593
Inferred (Kumtor Sarytor Zone)	Open Pit (> 1.0 g/t)	520	1.7	29

Total Inferred Mineral Resources		5,360	13.8	2,384

     SB Zone Underground
In 2006, SRK Consulting (Canada) Inc. (“SRK Canada”) conducted a scoping study (the “2006 SRK Study”) with respect to mining the SB Zone by underground mining methods below the ultimate Central pit. Diamond drilling to date in the SB Zone has outlined a high-grade inferred resource below the current pit design, estimated to be 1.6 million ounces of contained gold at an average grade of 18.6 grams of gold per tonne.
Based on the results the 2006 SRK Study on December 7, 2006, Centerra announced a $36 million (US) underground program to upgrade the SB Zone inferred mineral resources considered for underground mining to a higher classification. The underground exploration program will include delineation drilling from the exploration decline, level development, test mining and a subsequent detailed technical and economic study. Excavation of the box cut for the decline portal was complete at the end of 2007, and the first round of the decline was taken in February 2008. The physical underground exploration and delineation program is scheduled to be completed at the end of 2010.
In 2007, the designs for the portal, surface facilities and decline to access the SB Zone were completed, and three permit applications, which are required under applicable mining law, were submitted to the relevant authorities for approval. The permit applications were approved in the second half of 2007, and construction of the portal and surface support structures commenced. The portal to the decline required an extensive excavation of colluvium to access a secure rock
2008 Cameco Annual Information Form

face and protect the portal entrance. A 100 metre long culvert was designed as the primary portal entrance. The first rock blast occurred on February 29, 2008. All equipment required for this phase has been purchased.
A decision to commence underground mining of the SB Zone deposit will be considered as additional resource delineation drilling results become available in 2010. Planning for the future underground development was initiated in 2008. A second study was undertaken by SRK Canada in 2008 (the “2008 SRK Study”) to review the available technical information and site-specific facilities and infrastructure that would be required to develop the proposed underground mining operations to exploit the SB Zone inferred resources. The 2008 SRK Study reviewed in detail geological and geotechnical information to evaluate a proposal to construct a second access to the underground SB Zone inferred resources. Included in the study were various mining method options, the related ventilation requirements and mining equipment, as well as metallurgical characteristics and surface plant requirements. Socio-economic and environmental studies are on-going and are expected to be concluded in the middle of 2009. A $5.5 million (US) drilling program to delineate the underground SB Zone inferred resource is planned as part of the 2010 program. In 2009, a further $12 million (US) has been allocated to phase 2 of the underground development for long lead time items for mining and infrastructure. The second portal is expected to be located in the region known as the Saddle Zone within the Kumtor pit. The Saddle Zone is an area located between the Stockwork Zone in the north and the SB Zone in the south. This hanging wall portal is expected to allow ramping to an elevation that accesses the upper portion of the SB underground Zone. Additional horizontal and vertical development to properly ventilate and access the resources is included.
Additions to the local electrical grid and the water supply system are expected to provide the necessary power and water requirements. Mine site facilities are expected to provide the necessary support infrastructure for the development.
     Mining Operations
Mining operations at Kumtor are carried on using conventional open-pit truck and shovel mining methods. The Central deposit is mined in a large open pit where total material mined in 2008 was nearly 112.1 million tonnes, or 307,000 tonnes per day. Additionally, 3.4 million tonnes were mined up to March 2008 from the Southwest pit, or 29,000 tonnes per day. The overall waste to ore ratio from the open pits in 2008 was 22.3 to 1. Total mining in 2008 thus amounted to 13,600 tonnes per day of ore including low-grade material to stockpiles, and more than 302,000 tonnes per day of waste.
The initial stripping of the Kumtor orebody in 1995 mined a portion of the Lysii glacier that covered the northeastern area of the planned open pit, and lesser quantities of ice have been removed in subsequent years as the northeast highwall of the open pit is pushed back. Additional mining of the Lysii glacier is planned as part of the highwall push-back in the coming years.
The top mining elevation in the Central deposit’s current ultimate pit design is at about 4,460 metres, and the very deepest part of the final pit excavation will be at 3,650 metres in the SB Zone part of the deposit. The crushing plant to which ore is delivered is at about 4,050 metres and ore transport was thus downhill for the upper portion of the orebody, and will have a maximum uphill haul of 400 metres for the lower portion. The ore haulage distance from the Sarytor deposit, scheduled to be mined starting in 2010, will be 7.8 kilometers while the waste haulage distance will be considerably shorter.
Waste disposal continues to be on the upper and lower parts of the Davidov glacier. The waste does not have any acid generation potential because of its high carbonate content and neutralization capacity. As the waste is being deposited, the glacier reacts as a result of the increasing load. The ice movement is measured and monitored on a constant basis. In 2008, a section of the east high-wall in the SB Pit containing waste dump materials and ice inclusions was observed to accelerate. The higher rate exceeded historical rates. Third party consultants reviewed the data and recommended a mining approach. Sufficient mining capacity is available to maintain the upper highwall as planned. Mining to offload the waste material and the ice in this section of the highwall is planned.
Mining is based on average eight-metre benches in the Central pits, and is expected to include some split-bench mining of four metres in the Sarytor pits in areas of lower ore thickness. Charging the holes is undertaken by special bulk explosives trucks delivering either ammonium nitrate with fuel oil (ANFO), or the use of emulsion explosives for wet holes.
2008 Cameco Annual Information Form

The main loading fleet includes nine hydraulic excavators (eight of which are configured as shovels and the other as a backhoe), four shovels and three front-end loaders. Typically, the shovels are used for production and the loaders for ore blending, cleanup and support during shovel maintenance.
During 2008, total capital expenditures at Kumtor amounted to $57.1 million (US), including $34.4 million (US) to sustain current operations and $22.7 million (US) for growth capital, mainly for the SB Zone underground development.
Grade control in the pit is based on the sampling of blast hole cuttings, the grade and metallurgical character of which are determined at the site laboratories. This information is entered into the ore grade control model, based on which the various ore blocks are staked in the field for digging. The ore is then delivered to the crusher or the appropriate stockpile depending on the daily blending requirements. Kumtor has an active and dynamic blending program in close contact with the mill that adjusts the ore blend as required to maximize the gold recovery.
Hydrological conditions are controlled by the presence of up to 250 metres of permafrost that has, however, become more discontinuous in the area affected by mining due to the seepage of seasonal surface waters into the ground. Groundwater volumes from this source are relatively small and are included with the water volumes handled as surface runoff and glacial meltwater. Surface waters are partly diverted away from the pit using diversion ditches, sumps and gravity pipelines. Water within the pit is channeled to sumps and is pumped outside the pit limits. The original permafrost boundary was between elevations 3,900 metres and 3,950 metres. Parts of the pit are in frozen ground. The consequences for pit wall stability are described below in Centerra – Kumtor Mine – Geotechnical Issues Affecting the Kumtor Open Pit.
As of December 31, 2008, Kumtor had approximately 2,328 employees (excluding long-term contractors), of which approximately 95% are Kyrgyz citizens. The number of Kyrgyz citizens represents an increase from 82% at the beginning of the operation as a result of Centerra’s training programs and reflects a policy of increasing the percentage of Centerra’s employees who are citizens of the Kyrgyz Republic. The Kumtor mine is unionized and all of Centerra’s national employees in the Kyrgyz Republic are subject to a collective agreement between KOC and the Trade Union Committee. The prior collective bargaining agreement expired upon the entering into of a new collective bargaining agreement which has retroactive effect from July 1, 2008 and expires on December 31, 2010.
     Milling
The Kumtor flowsheet for ore processing is a standard layout that consists of crushing, grinding, flotation, cyanide leaching and gold recovery in a carbon-in-leach (“CIL”) circuit. The milling process reflects the fine-grained nature of the gold and its intimate association with pyrite and consists of crushing, grinding, pyrite flotation and double re-grinding the flotation concentrate. Two separate CIL circuits recover the gold from the re-ground concentrate and from the flotation tails, with final gold recovery accomplished by electrowinning and refining. The mill was originally designed with a capacity to process 4.8 million tonnes of ore per year, but the actual mill throughput is currently approximately 5.6 million tonnes per year.
The ore to be milled is managed through a number of stockpiles that receive ore of different metallurgical character and of different grade ranges and thus allow blending of the mill feed. A gyratory crusher reduces the ore to 100% minus 30 centimetres. The ore is then fed to a coarse ore stockpile from which it is reclaimed for grinding, first to a semi-autogenous (“SAG”) mill and then to a ball mill, which together reduce the grain size to 80% passing 140 microns. A bulk sulphide concentrate representing 7% to 11% of the original mill feed is then produced with a grade of 30 to 50 grams of gold per tonne and a gold recovery of 87% to 92% into the concentrate.
In late February 2008, Kumtor temporarily shut down the ball mill in order to repair the ring gear. The ring gear was repaired in mid-March 2008, and replacement of the ball mill shell, a defect in which is believed to have contributed to the failure of the ring gear, was completed in April 2008. The shutdown did not affect forecasted 2008 gold production. On February 16, 2009, monitoring of the Kumtor SAG mill drive train indicated an increase in vibration. A subsequent inspection determined that a tooth of the gear had been damaged. After a 12-hour shut down for minor repairs, the gear was tested and the mill restarted. It continued to operate at full capacity; however, it required replacing. On February 24, 2009, Centerra shut down the Kumtor SAG mill for approximately 7 days to replace the SAG mill girth gear with an on-site spare unit. This temporary unplanned shutdown of the SAG mill is not expected to affect Centerra’s 2009
2008 Cameco Annual Information Form

guidance on gold production. The impact on first quarter production is expected to be minimal. Centerra expects that it will achieve its gold production guidance by processing higher grade ore over the balance of 2009 to make up for the approximately 110,000 tonnes of low-grade material (about 2,500 ounces recovered) not processed during the shut down.
The flotation concentrate is re-ground to 90% passing 20 microns. After thickening to 60% solids, it is once more re-ground to 95% to 98% passing 20 microns in an ultra-fine grinding (“ISA”) mill, re-pulped to 45% solids, pre-aerated for 40 hours and leached for 80 hours in the CIL circuit consisting of four agitated tanks in series. Centerra commissioned the ISA mill at a cost of $6.8 million (US) in October 2005. Application of this new technology has resulted in increased recoveries in excess of 2%.
The flotation tailings with an average grade of 0.45 grams of gold per tonne are thickened to 50% solids and subjected to cyanidation for ten hours in a CIL circuit similar to the circuit used for the sulphide concentrate. The carbon in both CIL circuits is moved forward counter-current to the slurry flow, and the loaded carbon from the first flotation tailings CIL tank is pumped to the third concentrate CIL tank to continue loading. Loaded carbon from the first concentrate CIL tank is pumped to the gold recovery plant. The loaded carbon is stripped and the gold subsequently recovered by electro-winning. Gold recovery in the CIL circuits is 30% for the flotation tailings and 90% for the sulphide concentrate.
Gold recovery, particularly during the early phase of operations, was affected by the preg-robbing character of some of the ore due to active graphite. These effects have been moderated by adding diesel fuel and sodium laurel sulphate (“SLS”) as masking agents to the ore feeding the SAG and re-grind mills. Historically, the overall metallurgical recovery rate has averaged 79.4%.
Concentrate CIL tailings and flotation CIL tailings are combined and discharged by gravity to the tailings disposal area through a slurry pipeline system.
     Geotechnical Issues Affecting the Kumtor Open Pit
     The Northeast Wall (Highwall)
Operations of the Kumtor pit have been negatively affected as a result of two substantial failures of the highwall that forms the northeastern limit of the Kumtor pit. While some ground movement is common, on July 8, 2002 a very significant and unexpected movement occurred (the “2002 highwall ground movement”) that affected the pit wall over a vertical distance of 280 metres, caused one fatality, resulted in the temporary suspension of mining operations and led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible to mining.
A second pit wall failure occurred on July 13, 2006 (the “2006 highwall ground movement”) encompassing about two million cubic metres of waste rock in approximately the same location as the 2002 failure, above the Stockwork Zone that was planned to be mined in 2006 and 2007. An automated prism monitoring system, installed by Centerra as a result of the 2002 highwall ground movement, provided sufficient warning to remove all personnel and most equipment from the area affected by the failure. A diamond drill rig, however, was destroyed by the new slide. Due to safety concerns, mining from the area was deferred, and mill feed from this area was partly replaced with low-grade ore stockpiles resulting in a significant and negative impact on production. Mining of the highwall affected by the failure was again postponed and has not yet resumed. As a result, mill feed planned from this area was replaced with low-grade ore stockpiles. Production in 2006 totaled 303,582 ounces of gold compared to a projection of 410,000 to 420,000 ounces of gold. Mining of the north wall affected by the ground movement was postponed. Mine production equipment from this area was moved to the SB Zone to accelerate stripping in order to access higher-grade ore in mid-2008.
Following the 2006 highwall ground movement, Centerra began an expanded program of structural mapping, and independent consultants continued to assess causes of the pit wall failure and provided guidance with respect to remedial and long-term pit slope design criteria that would reduce the possibility of recurrence. Large shallow wedges are interpreted to have formed the failure plane, and sub-glacial water seeping from the overlying Lysii glacier into the pit wall, reducing the extent of the original permafrost regime, exacerbated by a dysfunctional drainage ditch above the slide, have been recognized as contributing factors to the 2006 highwall ground movement.
2008 Cameco Annual Information Form

Based on recommendations by independent consultants, the highwall slope, used for the year-end 2007 mineral reserves estimate and life-of-mine plan, were designed with slope angles of 30 degrees (compared to an original overall slope design angle of 42 degrees and a redesigned slope angle of 36 degrees following the 2002 highwall ground movement). The slope has been flattened to excavate any deeper wedges that might exist to prevent further similar failures.
The factor of safety for the slope as planned can only be determined with additional work to identify the geometry and distribution of the remaining but diminished permafrost, and the degree of water saturation in areas where the permafrost has receded or was never present. The necessity of depressurizing the highwall by horizontal drains, considered to be technically possible, requires the investigation of the ground water and permafrost regimes to allow an assessment of the need for relief wells. Moreover, surface waters need to be reliably diverted from the wall.
Since mining of ore requiring the push-back of the highwall is not planned before 2011, there is time available to complete these investigations. Centerra will undertake additional studies to confirm the structural geology, investigate the groundwater regime and determine whether rock dewatering of the highwall is required and how it may be achieved, and has included affected ore tonnage in the current statement of mineral reserves. There is, however, a risk that some or all of the reserves in question, being 7.8 million tonnes with an average grade of 3.7 grams of gold per tonne and an incremental strip ratio of 29 to 1, may not be recoverable without a further substantial flattening of the highwall. No mining was undertaken at the Northeast pit highwall in 2008. Further geotechnical drilling and structural geology studies continue in order to better understand the nature of the basement rock in the Kumtor pit.
During 2008, vertical and horizontal drilling established dewatering and depressurization of the till lithography. The dewatering program was established, in consultation with a third-party consultant, to extract perched water and melt waters from the pit. The resulting higher strengths in the unfrozen till structure and the dewatered rock structures will improve the geotechnical characteristics in the pit walls as the mine is further developed. Additional geotechnical drilling of the northeast wall was conducted in 2008 where two deep drill holes were drilled. Hydrological tests were performed by Kumtor in one of the geotechnical holes, which determined low water pressure and suggested that groundwater pressures do not exist deep in the slope. Hydrological test work indicated that shallow groundwater pressures due to run-off and saturation of near surface rock caused the previous slope instabilities. It was recommended that additional hydrological testing be performed on the other rock walls in selected drain holes so that an understanding of hydraulic pressures and hydraulic conductivity in the rock walls can be developed. An additional four deep geotechnical drill holes are planned to be drilled in the northeast wall area to further delineate the structural geology, once the decision is made to proceed with mining the northeast wall.
     The Southeast Wall
The southeast wall of the Kumtor pit has a number of geotechnical challenges that have a significant effect on the amount of high-grade ore from the SB Zone that can be recovered by open-pit mining.
The excavation of the SB Zone takes place below the former location of the Davidov glacier in the south-western part of the Kumtor deposit. Prior to the identification of the SB Zone, waste rock had been dumped in this area. This has resulted in the gradual displacement of the glacier away from the pit, so that the waste, originally lying on glacier ice, now rests for the most part on the original substratum, the basal moraine (“till”) of the glacier. The Kumtor life-of-mine plan continues this practice.
The till onto which the waste was dumped is loose, granular and heterogeneous with respect to fines content and permeability. The initial design of the south east wall assumed a 36 degrees slope in the lower bedrock, an 18 degrees face in the glacial till and a 36 degrees slope in waste rock overlying the till with an overall slope of 29 degrees to 31 degrees as recommended by Centerra’s independent consultant.
In the first quarter of 2007, minor slope movement was detected in the waste dump above the SB Zone highwall in the Central pit. Deformation cracks in the waste rock above the till focused the mine staff’s attention on wall instability seated in the glacial till between the waste dumps and the underlying bedrock. Drilling has indicated that further push backs of the Kumtor pit will encounter unfrozen, water-saturated till. The outer face of the till is frozen and hence the water behind the slope face is pressurized. The till appears to be pressurized by water derived from the base of the Davidov glacier as well as by water flowing through unfrozen bedrock in the pit walls. A geotechnical drilling and
2008 Cameco Annual Information Form

analysis program, installation of piezometers (devices installed in drill holes that allow the direct measurement of pore water pressure in the surrounding rock) and dewatering tests (a pump test utilizing a pumping well and two observation holes) undertaken since 2007 have led to a better understanding of the water pressure distribution in the till. The dewatering tests undertaken to date indicate that the till can be depressurized to allow push back of the overall slope at an approximate angle of 30 degrees — near to the original design. Recent interpretation of the geological structures in the south east corner of the Central pit has indicated the need to flatten the rock slope beneath the till where foliations interact unfavourably with steeply dipping cleavage, foliations and north-westerly dipping thrust faults. This work indicates that there are likely several parallel thrust structures behind the slope so that failure modes would include a combination of cleavage, foliation attitude and faults. Subsequent work by Centerra’s independent consultant has confirmed that a slope angle of 20 degrees is required in these areas where these structures are oriented poorly with respect to the pit geometry. However, Centerra’s independent consultant notes that the rock slope angle can be steepened substantially to about 30 degrees if depressurization is undertaken.
The depressurization and dewatering program was established in consultation with an independent consultant and implemented in 2008. The equipment required to perform the program was purchased and the plan implemented. Depressurization tests of the rock below the till were undertaken in 2008. A series of horizontal drill holes were established to better understand the hydraulic characteristics in the structures identified by the structural geology studies. Drilling results indicate that some of the fracture structures are amenable to depressurization and dewatering, while other structures are barren of water. Water volumes drained from these holes were observed to be variable. The de-pressurization of the till has been tested using vertical drill holes. Wells have been developed where water was intersected. Water extracted from the strata was variable in volume. If depressurization of the till and of the underlying rocks cannot be achieved, however, a flatter slope angle would be required and could lead to a reduction of the mineral reserves mineable by open pit by approximately ten million tonnes with an average grade of 4.9 grams of gold per tonne. Approximately 1.4 million tonnes with an undiluted grade of 21 grams of gold per tonne, which are part of this tonnage in question, would be added to the inferred resources scheduled for underground exploration and possible later mining by underground mining methods. The pit design, on which the December 31, 2008 mineral reserves are based, uses the steeper set of design angles which anticipate successful depressurization of both the till and the underlying rocks.
     Conclusion
The aggregate mineral reserves with exposure to production and geotechnical risk total nearly 29.2 million tonnes with an average grade of 3.8 grams of gold per tonne. To reflect the additional risk in this part of the Kumtor reserve, the entire tonnage in question has been included in the probable reserve class, even if some of their resource counterpart was originally in the measured category.
     Production Forecast and Mine Life
Over the approximately six years of the remaining life of the mine between 2009 and 2014, approximately 35.0 million tonnes of ore at an average grade of 3.5 grams of gold per tonne is scheduled to be processed through the Kumtor mill. Approximately 3.2 million ounces of gold is expected to be produced. This production estimate excludes resources, including the high-grade underground inferred resource in the SB Zone.
In 2009, approximately 5.9 million tonnes of ore at an average grade of 4.0 grams of gold per tonne will be processed through the Kumtor mill. Gold production for the full year 2009 at the Kumtor mine is expected to be in the 560,000 to 600,000 ounce range, which excludes any production from the nearby Sarytor satellite deposit. The 2009 forecast gold production is lower than the 697,000 ounce forecast outlined in the life-of-mine plan in the March 2008 Technical Report due to the necessity to accelerate the pre-stripping of the waste dump and glacial till in the SB Zone contributing to a lower overall head grade and the deferral of mining the Sarytor starter pit until 2010.
On a quarterly basis, Kumtor’s 2009 gold production profile will be similar to 2008. The planned mining sequence for the year has approximately 10-15% of gold production being recovered in the first quarter and 40% in the fourth quarter. Mining activity is expected to expose the unfrozen glacial tills in the second quarter of 2009. The depressurization and dewatering programs will need to be fully functional to allow for the geotechnical consolidation of the tills and to mine at the planned pitwall angles in 2009 and thereafter. In the third quarter of 2009, Centerra anticipates a 2-week shutdown to replace the ball mill ring gear and SAG mill liner.
2008 Cameco Annual Information Form

The 2009 Kumtor production forecast has been revised from the data shown in the Technical Report to reflect developments since the 2008 Kumtor Technical Report was filed in March 2008. Adjustments have been made to reflect the following: (1) the delayed access to the Sarytor deposit due to the invalidation of the Sarytor mining license (See Centerra Legal Proceedings); (2) the decrease in reserves resulting from the changes made to the resource/reserve model primarily the lowering the “top cut”, or “capping” assays (See Centerra – Kumtor Mine – Kumtor Reserve and Resource Estimates - Central Deposit Block Model); and (3) changes in mine sequencing to incorporate new geotechnical information into the pit design (See Centerra – Kumtor Mine – Mining Operations).
A new life-of-mine plan is being developed for the KS- 9 pit design which will incorporate the changes described above. The reduction in the amount of gold expected to be recovered in 2009 compared to the amount provided in the 2008 Kumtor Technical Report is expected by Centerra to be recovered in subsequent years.
The foregoing production estimate and certain statements of Centerra’s plans and expectations for production at Kumtor, including cost estimates, under the heading Centerra – Kumtor Mine and elsewhere in this Annual Information Form are forward-looking information and are based upon the following key assumptions and subject to the following risks that could cause results to differ materially:
•	grades and recoveries at Kumtor will increase through the fourth quarter of 2009 in accordance with the Kumtor mine plan and the block model;

•	the planned 2-week shutdown of the Kumtor mill in the third quarter of 2009 to change the ball mill ring gear and SAG mill liner is successfully completed on time;

•	the dewatering and depressurization programs at Kumtor continues to function properly and the water management system works as planned;

•	prices for reagents and other consumables will remain consistent with Centerra’s estimates;

•	that the Sarytor mining license is reinstated in 2009;

•	that Centerra receives all necessary permits and authorizations, including environmental permits and authorizations from governmental authorities of the Kyrgyz Republic, in a timely fashion and on acceptable terms to maintain scheduled production; and

•	the Kumtor mine’s remaining six year mine life does not take into account any underground development or mining of the SB Zone, which lies below the current pit design. A decision to commence mining SB Zone resources will be considered as further resource delineation drilling results become available in 2010. See Centerra – Kumtor Mine – Kumtor Reserve and Resource Estimates – SB Zone Underground.
Centerra has also assumed there will be no material unexpected disruptions to its planned production schedule, but Centerra’s operations at Kumtor are subject to the risk of delays associated with: further ground movements of the pit walls, waste dump or tailings dam; fires, seismic activities, weather and other natural phenomenon; the occurrence of water inflows; unexpected geological or hydrological conditions; employee relations, litigation or arbitration proceedings; blockades or opposition by local communities; equipment failure; procurement of required capital equipment, operating parts and supplies; environmental and safety risks including increased regulatory burden; and political instability and political unrest in the Kyrgyz Republic.
Other risks that could cause actual results or events to differ materially from current expectations include, among other things: volatility and sensitivity to market prices for gold; replacement of reserves; increases in production and capital costs; inability to enforce legal rights; defects in title; imprecision in reserve estimates; success of future exploration and development initiatives; competition; operating performance of the facilities; seismic activity, weather and other natural phenomena; the speculative nature of exploration and development, including the risks of obtaining necessary permits and approvals from government authorities; changes in national and local government legislation, taxation, controls, regulations, policies and political or economic developments in Kyrgyzstan; and other development and operating risks.
2008 Cameco Annual Information Form

If actual results differ materially from the assumptions set out above or any of the risks identified above or elsewhere in this Annual Information Form, including under the headings “Caution Regarding Forward-Looking Information and Statements” and “Risk Factors”, occur, production from Kumtor may differ materially from the foregoing production estimate and Centerra’s plans and expectations for production at Kumtor.
     Gold Sales
Gold produced by the Kumtor mine is purchased at the mine site by Kyrgyzaltyn for processing at its refinery in the Kyrgyz Republic pursuant to a Gold and Silver Sale Agreement entered into between KOC, Kyrgyzaltyn and the Government. Under these arrangements, Kyrgyzaltyn is required to prepay for all gold delivered to it, based on the price of gold on the London Bullion Market on the same day on which KOC provides notice that a consignment is available for purchase. If Kyrgyzaltyn does not purchase any gold produced, the Investment Agreement provides that KGC may export and sell the gold outside the Kyrgyz Republic without restriction.
Pursuant to an amendment to the Gold and Silver Sale Agreement, effective from December 22, 2005, as amended from time to time since then, Kyrgyzaltyn is permitted, until June 30, 2009, to defer payments for gold for up to 12 calendar days. The obligations of Kyrgyzaltyn are secured by a pledge of 2,850,000 Centerra shares owned by Kyrgyzaltyn. As at December 31, 2008, $24.1 million (US) was outstanding under these arrangements.
     Kyrgyzaltyn Management Fee
KOC entered into an amended and restated agreement with Kyrgyzaltyn for its participation in the operation of the Kumtor gold project (the “Management Services Agreement”). This agreement came into effect together with the Investment Agreement in June 2004.
In recognition of the substantial experience Kyrgyzaltyn has accumulated in the course of operations of Kyrgyz Republic-based mining projects, the Management Services Agreement provides for payment of a management fee to Kyrgyzaltyn in return for its continuing assistance in the management of the Kumtor operations. Kyrgyzaltyn received an initial payment of $1 million (US) and receives subsequent payments calculated on the basis of $1.50 (US) per ounce of gold sold. The total amount of such subsequent payments is expected to be less than $1.5 million (US) annually. The management fees paid to Kyrgyzaltyn in 2008 were $0.8 million (US).
     Taxes
The following is a summary of the taxes that are applied against the operations of the Kumtor mine under the laws of the Kyrgyz Republic. Because the Agreement on New Terms expired without approval of the Parliament of the Kyrgyz Republic, the tax-related provisions of the Investment Agreement continue to apply to KGC and KOC, and tax expense for KGC and KOC is determined by reference to the terms of the Investment Agreement. Should the tax-related terms of the Agreement on New Terms be incorporated in a new agreement with the Kyrgyz Republic (with retroactive effect to 2008), a substantial component of the 2008 taxes payable by KGC and KOC, as well as those for subsequent years, would be computed by reference to proceeds from products sold. In that event, the 2008 taxes paid pursuant to the Investment Agreement would be credited to the revised tax liability.
     Corporate Profit Tax
As KGC and KOC are companies resident in the Kyrgyz Republic, income tax is imposed at a rate of 10%. KGC is also obligated to annually pay 2% of its net profits into a social development fund for the benefit of the residents of the Issyk-Kul area until its subordinated loans are repaid in full, and thereafter 4% of its net profits.
     Value Added Tax
While value-added tax (“VAT”) is imposed on goods and services produced in, as well as goods imported into, the Kyrgyz Republic, the Investment Agreement includes an exemption from VAT on capital equipment, operating supplies, raw materials and management fees paid by KGC to KOC.
2008 Cameco Annual Information Form

     Other Taxes
Other significant taxes imposed on Kumtor’s operations in 2008 included road tax of 0.8%, emergency fund tax of 1.5% and mineral resource tax of 5%, each levied on the value of products sold. Road tax and emergency fund tax payments are made quarterly within 90 days of the end of the calendar quarter, based upon gold sales in that quarter, and mineral resource tax is paid monthly within 15 days after the end of month. KGC also makes a concession payment of $4 (US) per troy ounce of gold sold. Total payments on account of these taxes in 2008 amounted to $33.6 million (US).
Additional taxes payable by KGC, including excise tax, payroll tax, environmental protection tax, customs fees and duties, withholding taxes on insurance premiums and services, and local taxes amounted to $10.4 million (US) in 2008.
     Investment Agreement
Pursuant to the Investment Agreement, Kumtor has the right to elect whether to be subject to any change in tax laws or regulations that modifies the amount or timing of tax, or the manner in which the tax liability is determined or calculated (whether or not the tax change increases or decreases the tax liability), or instead to remain subject to the tax in effect prior to the change for a term of ten years from the date of the change. However, if a change in tax laws eliminates any specified tax in its entirety (as opposed to merely reducing a specified tax), Kumtor will remain subject to that tax as it existed prior to its elimination. If Kumtor elects to be subject to a tax law change that imposes an additional burden equivalent to that imposed by the eliminated tax, then it will cease to be subject to the eliminated tax. Kumtor will also continue to benefit from an exemption from certain value-added taxes, as provided by the Concession Law.
In accordance with provisions of the Investment Agreement, KGC and KOC have filed elections with the Government of the Kyrgyz Republic to not be subject to certain changes in Kyrgyz tax laws that became effective January 1, 2009. Some of the provisions that would have been applicable had they not so elected, include: i) the imposition of a new property tax, ii) the removal of the road tax, the emergency fund tax, as well as some local taxes, and iii) the conversion of the mineral resource tax to a tax on subsoil.
     Environmental Matters
     Applicable Standards
Centerra’s operations at the Kumtor mine are subject to environmental and safety requirements arising from the legislation and other legal requirements applicable in the Kyrgyz Republic, supplemented by Centerra’s binding contractual commitments to conduct operations in accordance with mine and operating plans that seek to limit the environmental impact of the project and protect human health and safety in accordance with good international mining practice and in material compliance with the standards applicable under the Environmental Management Action Plan (the “EMAP”) for the Kumtor mine, which includes operation in material compliance with federal Canadian, Saskatchewan and World Bank environmental, health and safety laws, regulations, policies and guidelines. As a consequence, Centerra devotes considerable resources to managing environmental, health and safety matters in order to meet or exceed these standards. Centerra believes it is in material compliance with all applicable standards.
The Kumtor mine site’s ecological passport (the “Passport”) was approved by the Kyrgyz Ministry of Ecology and Emergency Situations on November 18, 1999 and was renewed for an additional five-year period on November 24, 2004 by the Kyrgyz State Agency of Environmental Protection. In 2005, Centerra also developed and obtained approval by the Kyrgyz State Agency of Environmental Protection for an Ecological Passport for the Balykchy marshalling yard, and this passport is valid until March 9, 2010.
The Passport identifies certain permits and approvals required for Centerra’s operations, including annual permits for maximum allowable emission (“MAE”) and maximum allowable discharge (“MAD”) levels. The MAE permit regulates the release of emissions into the air. There are two MAD permits regulating the discharge of effluents into surface water bodies: one applies to the tailings area treatment plant; and the other applies to the sewage treatment plant. The MAE and MAD permits must be renewed annually within the first quarter of each year and are designed to ensure that the water quality standards for communal use streams are met at the end of the mine site mixing zone in the Kumtor River.
2008 Cameco Annual Information Form

Centerra received the latest MAE permit on January 21, 2008, and the permit is valid until KOC updates the 2009 annual mine development plan (“MDP”) and receives approval for the MDP from the Kyrgyz Mines Inspectorate and the State Agency of Geology. Centerra uses the approved MDP to develop the MAE for the following year. The current MAD permits were obtained on July 14, 2008, and are valid for one year until July 1, 2009. Discharge of treated tailings and sewage effluent commenced after receiving the permits in July 2008. KGC has also been paying an environmental protection tax since May 2002. This tax, the rate and method of determination of which are set by the Government of the Kyrgyz Republic as approved by the Kyrgyz Parliament, relates to the discharge and emission of hazardous substances and disposal of tailings and is applied towards a state environmental protection fund. The amount of this tax and related required payments are capped at $310,000 (US) per year. The environmental protection tax for 2008 was $0.3 million (US).
In addition to the MAE and MAD permits, in May 2008, KOC received license renewals relating to the disposal tailings and the disposal of toxic waste into the tailings disposal area of the Kumtor site. Both licenses are valid until March 23, 2011. A number of other certificates, permits and licenses are required by various departments of the Government of the Kyrgyz Republic with respect to the use of potentially toxic chemicals, transportation of dangerous goods, importing of blasting materials and sodium cyanide and water usage. All such approvals are currently valid and in good standing.
As set out above, Centerra’s environmental and safety commitments are outlined in the EMAP, which includes the regulations applicable to the Kumtor mine. The EMAP was updated in 1999 and again in 2003 to reflect the maturing operations.
     Environmental Management System
In 2000, KOC developed a formal Environmental Management System (“EMS”) following the ISO-14001 standards for determining and managing environmental aspects associated with its activities. The EMS addresses all impacts of the operation on the environment and monitors compliance with the various permits issued by the Kyrgyz authorities. The system provides scheduled monitoring, engineering controls and reporting on the following areas:
•	Effluent treatment plant.

•	Tailings management facility.

•	Mill site and mine waste dumps runoff effluents.

•	Acid generation potential testing and recommendations.

•	Dust control.

•	Hazardous materials handling.

•	Environment impact monitoring.

•	Planning for site decommissioning and rehabilitation.

•	Potable water treatment system.

•	Sewage operation.

•	Landfill operation and inventory.
In addition to internal monitoring, several external audits have been undertaken since 2004:
•	An EMS audit was conducted by the Quality Management Centre (QMC)/Pragma/USAID (Almaty, Kazakhstan) in November 2004 to confirm conformity with ISO 14001:1996. Based on the audit of the five elements selected, it was demonstrated that the EMS had been implemented and maintained.

•	An assessment of the tailings management system was undertaken by an independent consultant in 2005 using Mining Association of Canada (“MAC”) guidelines. The results of the audit showed that KOC conformed to the MAC guidelines and that the KOC tailings management facility is being managed comprehensively and effectively, but the audit identified a few items where improvements are possible.

•	In November 2006, KOC underwent a systems assessment by independent auditors that covered environmental as well as health and safety issues. The assessment found that the general condition of the mine and health, safety and environmental awareness of the site personnel were excellent, and that the site and buildings were
2008 Cameco Annual Information Form

neat, with materials and wastes well organized. No evidence of spills or environmental damage was observed during the assessment. The assessment outlined areas of particular strength as well as opportunities for improvement.

•	In September 2008, independent audits were conducted of the camp’s kitchen/food handling, and of the site’s storage, transportation and usage of explosives. The assessments outlined areas of strength and provided recommendations for improvement, the majority of which have been incorporated.
     Cyanide Spill
In May 1998, a truck traveling to the Kumtor gold mine accidentally overturned and spilled approximately 1,760 kilograms of sodium cyanide into the Barskaun River, which in turn drains into Lake Issyk-Kul. Following the accident, an independent scientific commission of international experts was assembled to assess the impact. The commission released its report to the public in September 1998 and, among other things, concluded that no fatalities resulted from the spill and that, based on reported cases where humans may have been affected within the first 72 hours, up to 16 cases of cyanide exposure may have occurred. However, the commission concluded that none of these exposure cases was confirmed, that no medical evidence had been supplied to support these cases as being cyanide-related, and that none of these potential cases was likely to involve long-term effects. Despite the findings of an independent scientific commission of international experts, in 1998 a separate commission established by the then Prime Minister of the Kyrgyz Republic determined that damages as a result of the accident amounted to $4.6 million (US). Subsequently, KGC reached a formal settlement agreement with the Government of the Kyrgyz Republic. In January 1999, the settlement agreement was submitted to a tribunal of the American Arbitration Association, which reviewed the terms of settlement and confirmed them as fair and reasonable. This represents a final settlement of all claims or potential claims arising from the accident. Mine operations were not disrupted by the accident.
In July 2005, protesters illegally blocked access to the Kumtor mine alleging, among other things, a lack of compensation from the Government. In response to the roadblock, the Government created a state committee to inquire into various aspects of the Kumtor operation and the consequences of the spill. Based on the inquiries of the state committee, the Government issued a decree in September 2005 requesting, among other things, that certain government agencies enter into negotiations with KOC and ask that KOC provide new funds to compensate local residents. Throughout these negotiations KGC’s position continued to be that the settlement agreement was a final settlement of all claims and that any new compensation was the responsibility of the Government. In November 2005, there was a further illegal roadblock by protesters that was lifted after further negotiations among the protesters, the Government and KGC. As a result of these negotiations, the Government acknowledged its responsibility for any new compensation relating to the spill. To assist the Government in fulfilling its responsibilities, on December 7, 2006, an agreement was signed among KGC, the Government, Kyrgyzaltyn and Centerra under which KGC agreed to make interest-free advances of $4.4 million (US) to the Government. As of March 10, 2009, the entire $4.4 million (US) has been advanced to the Government. This money has been distributed to members of the local communities by a committee created by the Government to administer the distribution of compensation. Half of the loan ($2.2 million (US)) is repayable not later than 2010 and is secured by shares in the capital of Centerra held by Kyrgyzaltyn. The balance will be forgiven in 2012, provided that the Government does not default on its obligations in the Investment Agreement. Under the now expired Agreement on New Terms, KGC had agreed to consider forgiving the entire amount of the advances.
     Workplace Safety
On November 12, 2008, a fatality occurred at the Kumtor mine when a contract diamond drill helper received crushing injuries to his chest. The contract worker was caught between a mud mixing shack and a water tank while the water tank sled was being moved into position by a bulldozer. All required actions resulting from the Kumtor mine’s internal investigation and the Kyrgyz legislative investigation have been implemented at the Kumtor mine site.
     Decommissioning and Reclamation
Upon the completion of mining and milling at Kumtor (subject to extending Centerra’s rights to mine other areas as provided under the Concession Agreement), all immovable infrastructure will become the property of the Government of
2008 Cameco Annual Information Form

the Kyrgyz Republic. This includes the roads, buildings, accommodations and any other related facilities but does not include operating machinery.
A decommissioning plan was developed as required by the EMAP and by the International Finance Corporation and the European Bank for Reconstruction and Development. The decommissioning plan covers all aspects of the mining project including the open pit, mill complex, tailings basin, stockpiles and other surface facilities. Equipment, buildings and other structures will be salvaged to the extent possible. All areas will be contoured to fit the natural terrain. The open pit will be left to fill with water and the tailings will be covered.
Under EMAP, Centerra is required to update a Conceptual Closure Plan (“CCP”) every three years, most recently in 2008. This approach allows for the development and adaptation of the CCP, provides a period for testing and monitoring of several years to evaluate the various options contemplated by the CCP, and is followed by the development of a Final Closure Plan closer to the end of mine life that will consider the results of the testing and monitoring as well as any changes to the environmental, regulatory and social environment that may have occurred over the life of the mine.
In 1998, a reclamation trust fund was established for the future costs of reclamation, net of estimated salvage values of $8.4 million (US) In order to fund this amount, contributions are made to the fund over the life of the mine based on ounces of gold sold. At December 31, 2008, the balance in the fund was $4.9 million (US).
     Exploration Activities
Exploration expenditures at Kumtor were $13.7 million (US) during 2008. Drilling programs were carried out in the vicinity of the open pit area to further evaluate the Kumtor orebody and consisted of 99 holes totalling 40,883 metres. A drilling program consisting of eight holes totalling 1,083 metres was also completed at the Sarytor deposit, which is a satellite deposit located about five kilometres from the Kumtor mill.
The 2008 exploration drilling program continued with widespread drilling to test the strike and dip extensions of the Kumtor mineralized structure to the north of the highwall of the Central pit. Drilling was also carried out to test for potential high-grade underground mineable mineralization in the Stockwork Zone below the current planned open pit. Drilling was also completed to test the Saddle Zone area between the SB Zone and the Stockwork Zone of the Central Pit. Additional drilling was also carried out to test the down-dip extensions of the Sarytor and Southwest Zone deposits in 2008.
Regional drilling programs were also carried out, consisting of one hole of 314 metres on the Bordoo target, seven holes totalling 972 metres on the Northeast target, and three holes totalling 450 metres on the Akbel target.
All regional exploration activities were suspended in June 2008 when the Exploration License and the Southwest and Sarytor mining licenses were invalidated. See Centerra Legal Proceedings.
Further exploration programs are planned for 2009, with a budget of $11.3 million (US) (not including $3.0 million (US) allocated to underground exploration and development for 2009). Additional drilling programs will be completed in the vicinity of the Central pit with a focus on testing strike and dip extensions to the mineralized horizons to the north of the Central pit, the down-dip extension of the potential high grade underground Stockwork Zone mineralization and the Saddle Zone. Exploration programs will resume in other target areas such as Bordoo, Akbel, Petrov and the Northeast target if the Exploration License and the Southwest and Sarytor mining licenses are reinstated.
Boroo Mine
Centerra’s wholly-owned subsidiary, AGR Limited (“AGR”) indirectly owns 100% of Boroo Gold Company (“BGC”), the holder of the rights to the Boroo gold deposit.
The Boroo open pit gold mine is located in Mongolia. The Boroo mine was brought into commercial production on March 1, 2004, producing approximately 1.2 million ounces of gold in its first five years of operation. The mineral reserve and resource estimates for Boroo are found below at Centerra – Boroo Mine – Reserves and Resources.
2008 Cameco Annual Information Form

     Property Description and Location
The Boroo gold mine is located in the Republic of Mongolia some 110 kilometres to the northwest of the capital city of Ulaanbaatar and about 230 kilometres to the south of the international boundary with Russia.
The Mineral Resources and Petroleum Authority of Mongolia (“MRPAM”) has granted BGC the exclusive rights to all hard-rock minerals and placer deposits under nine contiguous mining licenses, which cover 6,354 hectares of land centered on and surrounding the Boroo mine. The licenses expire between 2055 and 2064.
Surface rights have been obtained providing sufficient surface area for the mill, and for tailings and waste rock disposal. Contracts are in place for the operation of the permanent camp, reagent storage, mining of aggregate materials, fuel storage, operation of a fuel dispensing station and building of the tailings dam.
The 2006 Mongolian Minerals Law (the “Minerals Law”) and the Boroo Stability Agreement, as amended from time to time, between BGC and the Mongolian Government (the “Boroo Stability Agreement”) provide that the royalty for gold shall be equal to 5% of its sales value. In addition, the Minerals Law provides that in respect of any future gold production from alluvial operations BGC must pay a 5% royalty to the Mongolian Government on alluvial gold sales.
The Boroo mine site includes an open pit mine with waste and ore stockpile areas. Ore is processed at a crusher and mill with a capacity of 6,900 tonnes per day. There is a camp/residence for employees, a warehouse, maintenance shops and offices.
A permanent tailings facility in the Ikh Dashir valley is connected to the process plant by a five-kilometre pipeline. The tailings storage facility is designed for water being reclaimed for re-use in the mill. This facility received government approval in 2003. The bottom of the tailings facility was sealed with a compacted clay liner and a high-density polyethylene liner on all embankments. The design of the tailings facility provides an ultimate storage capacity of 11 million cubic metres of tailings, sufficient for the tonnage to be mined for the entire life of the mine. In 2007, Centerra constructed an extension to the original tailings dam. The tailings dam walls are at final design for the existing Boroo reserves. Lateral dykes were constructed in 2008 for water management purposes.
The mining plan for 2009 was submitted and approved by the State Special Inspectorate Agency, Mining Division and MPRAM. Centerra must submit a mining plan in the first quarter of every year for approval by the agencies noted above. All permits and licenses required for the conduct of mining operations at Boroo are currently in good standing. Some of these permits are with Mongolian state agencies and some are with the other local agencies and authorities. The Mongolian authorities have been cooperative in providing permits as required and it is anticipated that this cooperation will continue given the importance of the Boroo mine to the local economy.
     Mining Operations
The Boroo deposit is mined using conventional open pit mining methods and in 2008 mined approximately 16,500 tonnes per day of ore and approximately 42,100 tonnes per day of waste. The strip ratio for the year ended December 31, 2008 was 2.5 to 1. The remaining life-of-mine strip ratio is expected to be 2.5 to 1. The mine operates two 12-hour shifts each day. Four crews work a seven-day rotation at the site.
During 2008, mining occurred in Pits 3 and 6. Mining is done with bench heights of five metres, with ore mined on half-benches for improved grade control in the flat lying ore. Three to four benches are under development at any given time. Blast hole drilling is carried out with three rotary-percussion drill rigs.
Boroo has a total of approximately 614 employees (excluding long-term contractors). In the first quarter of 2008, BGC negotiated a collective agreement, effective February 1, 2008, with the newly formed union representing Boroo employees. The collective agreement expires January 31, 2010. During the first quarter of 2009, Centerra has been in negotiations with the Boroo worker’s union regarding redundancy pay in layoff situations and how this would apply to the future closure of the Boroo mine. These matters are covered by the collective agreement; however, the union is asserting that they have the right to re-open the matter. The union requested the appointment of a mediator, which has been appointed, and subsequently requested an arbitrator be appointed in accordance with applicable Mongolian law, in
2008 Cameco Annual Information Form

order to settle the issues. The arbitrator has made non-binding recommendations to Centerra and the union. If the union accepts the recommendations, negotiations will resume. If the union rejects them, they will be in a position to proceed with a legal strike vote.
     Milling
The mill is a standard layout that consists of crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIL circuit. The mill was designed with a capacity to process 1.8 million tonnes of ore per year but the actual mill throughput is currently 2.5 million tonnes per year. The gravity circuit recovers about 30% to 50% of the gold contained in the ore and the overall gold recovery has been 92% in the first two years in accordance with the expectations based on the metallurgical test work, but it decreased to 77.7% in 2008 as the proportions of refractory ore continues to increase.
The tailings after processing of the ore have an average grade of 0.60 gram of gold per tonne and are detoxified to meet a target cyanide level of one part per million using an air-sulphur-dioxide process. Heavy metals are removed by treatment with ferric sulphate. The tailings are discharged by gravity to the permanent tailings management facility five kilometres down gradient from the process plant.
Provided Centerra is able to negotiate a satisfactory investment agreement for the Gatsuurt project, Gatsuurt ores are expected to be processed at Boroo. The processing of the refractory ores from Gatsuurt at Boroo will require modifications and additions to the Boroo facility.
     Heap Leach
In June 2008, Centerra completed construction and commissioned a three million tonne per year heap leach facility at Boroo for a capital investment of $20 million (US). A feasibility study was completed in September 2006 to support the project.
The heap leach project is now expected by Centerra to process ore containing approximately 390,000 ounces of contained gold over the 5-year life of the heap leach project from 15.5 million tonnes of ore with an estimated average grade of 0.8 gram of gold per tonne.
The heap leach project will provide for strategic growth by creating an opportunity to process nearby low-grade deposits using heap leach technology. Opportunities for adding value to the project lie in increasing the heap leach reserve by expanding Pit 3, improving the operating plan by reducing the amount of material that needs to be crushed or increasing the annual throughput, and reducing the capital cost of construction.
The heap leach operated under a temporary permit until October 2008, which was extended by the Government of Mongolia. A final permit is expected by Centerra to be issued in 2009. The heap leach facility produced 25,000 ounces of gold in 2008.
     Gold Sales
Gold doré produced by the Boroo mine is currently exported and refined under a contract with Johnson Matthey Limited (“JM”). To date BGC has elected to sell all gold doré to JM. However, Mongol bank, the Mongolian central bank, has indicated a desire to purchase BGC’s gold doré. BGC is in discussions with Mongol bank with a view to exploring this option.
     Taxes and Royalties
     Corporate Profit Tax
The Boroo Stability Agreement, entered into by BGC and the Mongolian Government in 1998 and first amended in 2000, guaranteed that Mongolian tax laws in effect in 1998 would apply to BGC’s income from the project unless more
2008 Cameco Annual Information Form

favourable laws took effect and the Minister of Finance confirmed that the more favourable laws apply. In accordance with the law at the time, the Boroo Stability Agreement provided that BGC was exempt from income tax for a period of three years following commencement of commercial production and was entitled to 50% tax relief for the subsequent three-year period. BGC began commercial production on March 1, 2004.
In September 2006, at the request of the Mongolian Government, Centerra and BGC entered into discussions with the Government regarding amendments to the Boroo Stability Agreement, including its tax stabilization provisions.
On August 3, 2007, Centerra and the Government of Mongolia agreed to an amendment to the Boroo Stability Agreement pursuant to which, effective January 1, 2007, Boroo is subject to a 10% rate for taxable income up to 3.0 billion tugriks and a 25% rate for taxable income above that amount, until the termination of the Boroo Stability Agreement in July 2013. Prior to the amendment, Centerra was subject to income tax at the rate of 20% for the three-year period commencing March 1, 2007 and 40% thereafter. In addition, effective August 3, 2007, the mineral royalty payable is 5% rather than the 2.5% previously applicable.
The Boroo Stability Agreement currently applies only to the Boroo mine and does not apply to the Gatsuurt property.
     Windfall Profits Tax
On May 14, 2006, the Mongolian Parliament passed a new law that imposes a windfall profits tax of 68% in respect of gold sales at a price in excess of $500 (US) per ounce. On November 25, 2008, the Parliament enacted a change to the windfall profits tax in respect to gold sales raising the threshold price to $850 (US) per ounce. The Mongolian Parliament continues to debate recent changes to mining legislation and State participation in various mining projects. The Government has acknowledged that the windfall profits tax does not apply to Boroo’s operations pertaining to the mining license covered by the Boroo Stability Agreement for so long as the Boroo Stability Agreement remains in effect.
     Other Taxes
A variety of other taxes are imposed, and payments in respect of them amounting to about $9.3 million (US) were made in 2008.
     Environmental Matters
BGC has obtained the necessary environmental permits and licenses for the Boroo mine. Some of the permits issued for the Boroo mine are for the forecast mine life; others are for three years; while others are renewed annually.
Boroo’s Environmental Impact Assessment has been amended to reflect changes to operations, and its Environmental Monitoring and Protection Plans have been approved by the Mongolian Government as required on an annual basis. Licenses for the import, storage, use and disposal of reagents and chemicals are in place and include permits for the import, transport, use and on-site storage of cyanide.
BGC is updating its Environment Management System to address the impacts of the Boroo operation on the environment and to monitor compliance with all legal requirements. The system documents scheduled monitoring, engineering controls and reporting on the tailings management facility, the mill, the mine and waste rock stockpiles. Specific programs that monitor environmental impacts include testing for acid generation potential, dust control, investigating and reporting spill incidents on-site and off-site, hazardous materials handling, planning for site decommissioning and rehabilitation, monitoring the potable water treatment system and sewage treatment and operation of the landfill.
     Decommissioning and Reclamation
In 2008, work began on a detailed mine closure plan (“DMCP”), as required by Mongolian regulations and which is expected to be submitted to the relevant government authorities in March 2009. In addition to meeting the Mongolian regulatory requirements, the DMCP includes reference to international practices pertaining to closure of mining operations. The estimated undiscounted cost of decommissioning and reclamation for the Boroo mine as of December
2008 Cameco Annual Information Form

31, 2008 was $22.1 million (US). Funds for mine closure are accrued on an ongoing basis, and a portion of the annual environmental management budget has been deposited with the relevant authorities in accordance with prevailing laws.
Gatsuurt Development Property
Centerra has a 100% indirect interest in the mining and exploration licences for the Gatsuurt development property, situated 35 kilometres from the Boroo project. The Gatsuurt Exploration property covers 2,236 hectares. The mineral reserve and resource estimates for Gatsuurt are found below at Centerra – Reserves and Resources.
The Gatsuurt project is not protected by the Boroo Stability Agreement and as such could be subject to all current Mongolian taxation laws, including the windfall profits tax. See Centerra – Boroo Mine – Taxes and Royalties and Risk Factors. Centerra has resumed negotiations with the Government of Mongolia with respect to an investment agreement for the Gatsuurt project. In February 2009, Centerra authorized the expenditure of $20 million (US) for the construction of the 55 kilometre road to the Gatsuurt property and other site and infrastructure development in order to advance the mining of oxide ores in the Central Zone and Main Zone of the Gatsuurt project. Upon obtaining a satisfactory investment agreement with the Government of Mongolia, Centerra expects to begin the next stage of development of Gatsuurt, including the construction of a plant at the Boroo mine to process refractory Gatsuurt ore.
Reserves and Resources
The reserve and resource estimates for Kumtor, Boroo, Gatsuurt and REN were prepared under the supervision of Ian Atkinson, Certified Professional Geologist, Centerra’s Vice President of Exploration, who is a qualified person. Although Centerra has prepared and verified the mineral reserve figures set out below and elsewhere in this Annual Information Form, such figures are estimates which are, in part, based on forward-looking information. Estimated reserves may have to be re-estimated based upon actual production experience. Fluctuations in the price of gold, production costs or recovery rates may render the reserves unprofitable to develop at a particular site or sites for periods of time. See Risk Factors and Caution Regarding Forward-Looking Information and Statements.
The following table shows the estimated gold reserves and resources as at December 31, 2008 on a property basis and Cameco’s share, which is referred to as Cameco’s equity. Cameco’s equity or share amounts to 52.7% of Centerra’s share of the mineral reserves and resources of the properties.
A gold price of $675 (US) per ounce was used for all of the mineral reserve and resource estimates. The mineral reserve estimates as of December 31, 2007 used a gold price of $550 (US) per ounce.
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven and probable reserves.
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
2008 Cameco Annual Information Form

2008 Year-End Mineral Reserve and Resource Summary
(as of December 31, 2008)

	(Tonnes and ounces in thousands)(11)(12)
Reserves(1)	Proven (100% Basis)			Probable (100% Basis)			Total Proven and Probable Mineral Reserves
										Cameco’s
		Grade	Contained		Grade	Contained		Grade	Contained	Equity	Mining
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	(oz)(3)	Method(4)
Kumtor(1)(6)(13)	3,412	1.4	150	32,008	3.8	3,875	35,420	3.5	4,025	2,120	OP
Boroo(8)	9,015	0.8	232	9,440	1.8	546	18,455	1.3	778	410	OP
Gatsuurt(1)	—	—	—	9,101	3.4	1,005	9,101	3.4	1,005	529	OP

Total	12,427		382	50,549		5,426	62,976		5,808	3,059

	(Tonnes and ounces in thousands)(11)(12)
Measured and Indicated Resources(2)	Measured			Indicated			Total Measured and Indicated Mineral Resources
										Cameco’s
		Grade	Contained		Grade	Contained		Grade	Contained	Equity	Mining
Property	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	Tonnes	(g/t)	Gold (oz)	(oz)(3)	Method(4)
Kumtor(5)(6)(13)	18,966	2.8	1,689	14,989	2.4	1,176	33,955	2.6	2,865	1,509	OP
Boroo(5)(8)	452	2.2	32	4,464	1.5	210	4,916	1.5	242	127	OP
Gatsuurt(9)	—	—	—	6,238	3.0	607	6,238	3.0	607	320	OP
REN(10)	—	—	—	2,991	12.7	1,220	2,991	12.7	1,220	408	UG

Total	19,418		1,721	28,682		3,213	48,100		4,934	2,364

	(Tonnes and ounces in thousands)(11)(12)(14)
Inferred Mineral Resources(2)	Inferred
		Grade	Contained	Cameco’s	Mining
Property	Tonnes	(g/t)	Gold (oz)	Equity (oz)(3)	Method(4)
Kumtor(5)(6)(13)	600	1.8	34	17	OP
Kumtor Stockwork Underground(7)	2,089	11.3	757	399	UG
Kumtor SB Underground(7)	2,671	18.6	1,593	839	UG
Boroo(5)(8)	7,323	1.0	233	123	OP
Gatsuurt(9)	2,437	3.3	256	135	OP
REN(10)	835	16.1	432	144	UG

Total	15,995		3,305	1,657

Notes:

(1)	The mineral reserves have been estimated based on a gold price of $675 (US) per ounce.

(2)	Mineral resources are in addition to reserves. Mineral resources do not have demonstrated economic viability.

(3)	Cameco’s equity interest amounts to 52.7% of Centerra’s equity interest of reserves and resources for the properties. Centerra’s equity interests for the properties are: Kumtor 100%, Gatsuurt 100%, Boroo 100% and REN 63%.

(4)	“OP” means open pit and “UG” means underground.

(5)	Open pit mineral resources occur outside the current ultimate pits which have been designed using a gold price of $675 (US) per ounce.

(6)	The open pit mineral reserves and resources at Kumtor are estimated based on a cutoff grade of 1.0 gram of gold per tonne and includes the Central Pit and the Southwest and Sarytor deposits.

(7)	Underground mineral resources occur below the Central pit and are estimated based on a cutoff grade of 7.0 grams of gold per tonne.

(8)	The mineral reserves and resources at Boroo are estimated based on 0.5 gram of gold per tonne cutoff grade.

(9)	The mineral reserves and resources at Gatsuurt are estimated using either a 1.2 or 1.8 grams of gold per tonne cutoff grade depending on process method and including the Main Zone and the Central Zone deposits.

(10)	The mineral resources at REN are estimated based on a cutoff grade of 8.0 grams of gold per tonne.

(11)	A conversion factor of 31.10348 grams per ounce of gold is used in the mineral reserve and resource estimates.

(12)	Numbers may not add up due to rounding.

(13)	Kumtor mineral reserves and resources include Sarytor reserves of 2.8 million tonnes grading 3.4 g/t for 311,000 contained ounces, Sarytor and Southwest indicated resources of 8.5 million tonnes grading 2.2 g/t for 598,000 contained ounces and Sarytor inferred resources of 0.52 million tonnes grading 1.7 g/t for 29,000 contained ounces. The mining licenses for these deposits were invalidated by the Bishkek Inter District Court on June 17, 2008. That order is under appeal by Centerra. Cameco believes that Centerra’s current negotiations with the Kyrgyz Republic are reasonably likely to lead to the resolution of outstanding issues, and to the reinstatement of the Sarytor and Southwest licenses. Cameco therefore continues to include the Sarytor and Southwest reserves and resources in this statement. See Centerra Legal Proceedings.

(14)	Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
2008 Cameco Annual Information Form

Gold Reserves and Resources Reconciliation
The following reconciliation of Cameco’s share of gold mineral reserves and resources reflects the changes in gold reserves and resources during 2008. Changes in mineral reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the gold price, changes in pit designs, reconciliation between the mill and the resource model and changes to operating costs.
Reconciliation of Cameco’s Share of Gold Reserves and Resources1,7
(in troy ounces of contained gold)

			2008 Addition
	December 31, 2007	2008 Throughput[2]	(Deletion)[3]	December 31, 2008
Reserves — Proven
Boroo	153,000	(160,000)	129,000	122,000
Kumtor[4]	643,000	(367,000)	(197,000)	79,000
Total Proven Reserves	796,000	(527,000)	(68,000)	201,000

Reserves — Probable
Boroo	399,000		(111,000)	288,000
Gatsuurt	529,000		—	529,000
Kumtor[4]	1,939,000		102,000	2,041,000
Total Probable Reserves	2,867,000		(9,000)	2,858,000

Total Proven and Probable Reserves	3,663,000	(527,000)	(77,000)	3,059,000

Resources — Measured
Boroo	15,000		2,000	17,000
Kumtor[5]	1,017,000		(128,000)	889,000
Total Measured Resources	1,032,000		(126,000)	906,000

Resources — Indicated
Boroo	118,000		(7,000)	111,000
Gatsuurt[6]	320,000		—	320,000
Kumtor[5]	917,000		(298,000)	619,000
REN	404,000		4,000	408,000
Total Indicated Resources	1,759,000		(301,000)	1,458,000

Total Measured and Indicated Resources	2,791,000		(427,000)	2,364,000

Resources — Inferred
Boroo	126,000		(3,000)	123,000
Gatsuurt[6]	135,000		—	135,000
Kumtor[5]	971,000		284,000	1,255,000
REN	143,000		1,000	144,000

Total Inferred Resources	1,375,000		282,000	1,657,000

Notes:

1	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves. Mineral resources have no demonstrated economic viability.

2	Corresponds to mill feed and heap leach pad feed. The discrepancy between the 2008 throughput and Cameco’s share of 2008 ounces produced is due to gold recovery in the mill and heap leach pad.

3	Changes in mineral reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of mineral reserves or resources, an increase in the gold price, changes in pit designs, reconciliation between the mill and the resource model, and changes to operating costs.

4	Kumtor mineral reserves include the Central pit and the Southwest and Sarytor satellite deposits.

5	Kumtor mineral resources include the Central pit, the SB underground, and the Southwest and Sarytor satellite deposits.

6	Gatsuurt mineral reserves and resources include the Central Zone and Main Zone deposits.

7	Numbers may not add up due to rounding.
Centerra Legal Proceedings
The following is a description of outstanding or threatened legal proceedings that, if decided adversely, could reasonably be expected to have a material adverse impact on Centerra’s financial position or results of operations, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
2008 Cameco Annual Information Form

Kumtor Related Proceedings
In September 2005, the Prime Minister of the Kyrgyz Republic issued a government decree amending the existing regulation in respect of the high altitude premium for the Kumtor mine site that had the effect of an increase in salaries for national employees. The new high altitude premium became effective January 1, 2006. In the first quarter of 2006, the Kumtor trade union applied to the Prosecutor’s Office claiming that KGC violated labour legislation by not paying the new high altitude premium. The Prosecutor’s Office requested that KGC remedy the alleged violation. KGC took the position that it was entitled under the stabilization provisions of the Investment Agreement (described below under “Centerra Material Contracts — Investment Agreement”) to elect not to be subject to this new law and commenced international arbitration proceedings.
In November 2006, the Government asked KGC to postpone the arbitration and formed a special government commission to review the issue. On December 19, 2006, the mine department and some support services personnel began an illegal work stoppage at the Kumtor mine site. Milling operations, however, continued utilizing stockpiled ore. The illegal action related to Kumtor’s negotiations with trade union representatives with respect to the existing collective agreement, which was due to expire on December 31, 2006. At the centre of the labour dispute was the increase in the high altitude premium. The day after the illegal work stoppage began, the Government commission informed KGC that it did not intend to change its position that the amendment applied to Kumtor and instructed KGC to comply with its decision. In order to mitigate its losses and potential losses for the Kyrgyz Republic, KGC agreed to make the payments required by the amendment under protest and immediately resumed arbitration proceedings with a view to recovering this amount. On December 22, 2006, the illegal work stoppage at Kumtor ended and normal mine operations resumed. KGC entered into a new two-year collective agreement on February 6, 2007. The increased labour costs of complying with the amendment were approximately $6.5 million (US) in 2007.
In December 2005, Kyrgyz authorities issued a notice to KGC for the payment of land tax relating to certain non-agricultural land of low or no value leased by KGC from the district administration. On February 16, 2006, the Inter-District Court of Bishkek ordered KGC to pay approximately $1.15 million (US) in respect of this tax. Centerra and KGC notified the Government on March 8, 2006 that they objected to the court order and that, failing a negotiated resolution of the matter, they intended to commence international arbitration. The arbitration was suspended pending anticipated negotiations with the Government. In December 2006, at the direction of the Government commission, KGC paid the full amount of the tax.
In the first quarter of 2007, Cameco and Centerra entered into negotiations with representatives of the Government of the Kyrgyz Republic to address the Government’s concerns with respect to the agreements governing the Kumtor project.
In late March 2007, the Kyrgyz Parliament began to consider draft legislation that, among other things, challenged the legal validity of the Kumtor agreements with the Government, proposed recovery of additional taxes on amounts relating to past activities, and provided for the transfer of gold deposits (including Kumtor) to a state-owned entity. If enacted, there would have been a substantial risk of harm to Centerra’s rights and, as a result, Cameco’s investment in Centerra. In response to the draft legislation, Centerra notified the Government that it intended to proceed with the international arbitration proceeding previously commenced by Centerra in relation to certain tax disputes with the Government. Centerra initiated the appointment of an arbitrator and notified the Government that the nationalization bill represented an additional dispute in the arbitration. The arbitration was suspended in the summer of 2007 pending completion of the Agreement on New Terms entered into between Centerra, Cameco and the Government in August 2007.
In 2008, a Vice-Speaker of the Kyrgyz Parliament, K.S. Isabekov, filed two lawsuits against the Government of the Kyrgyz Republic seeking to invalidate certain decrees, agreements and licenses pursuant to which the Kumtor mine is operated. Although Centerra and its subsidiary, KGC, the owner of the project, were not parties to those lawsuits, and despite their objections to the court’s jurisdiction on the basis of the Investment Agreement’s arbitration clause and the ongoing international arbitration, they were ordered to appear as third parties by the Kyrgyz court.
The Vice-Speaker’s lawsuits sought to annul: (i) the Government’s decree (the “2003 Decree”) approving the December 31, 2003 agreements implementing the restructuring of the Kumtor project; (ii) the 2003 agreements giving effect to the restructuring, including the Investment Agreement and the Concession Agreement providing for Kumtor’s right to explore and develop the main Kumtor deposit within the Kumtor concession; (iii) the exploration license covering all of
2008 Cameco Annual Information Form

the Kumtor deposits; (iv) the mining license covering the Southwest Zone; (v) the mining license covering the Sarytor area; (vi) the Government’s decree approving the 1993 Concession Agreement (superseded by the 2003 Concession Agreement); and (vii) the 1993 Concession Agreement itself. The Vice-Speaker argued that the 2003 agreements and 1993 Concession Agreement required Parliamentary approval to be effective and that as no such approval was obtained, such agreements are void. He also argued that the licenses were invalid because they were granted without a competition having been held and pursuant to agreements that are themselves invalid for lack of Parliamentary ratification.
On May 12, 2008, the Supreme Court of the Kyrgyz Republic, pending resolutions of the claims before the lower courts, issued an order suspending: the 2003 Decree; the 2003 Concession Agreement; and the mining and exploration licenses. On June 17, 2008, the Bishkek Inter District Court issued an order invalidating the Southwest and Sarytor mining and Kumtor exploration licenses. Acting on these orders, the State Agency on Geology and Mineral Resources Management notified Kumtor that as issues relating to the 2003 Decree and the Concession Agreement are regulated by “international legislation”, operations within the concession area as well as work on the underground decline (to further develop the SB Zone) should be continued but that operations on the licenses should be stopped. In response to the notice, KGC halted activity on the mining and exploration licenses and suspended development of the Sarytor deposit. All Kumtor mining operations take place in the concession area and have continued uninterrupted.
Having been joined involuntarily as third parties, KGC and Centerra defended the validity of the decrees agreements and licenses relating to Kumtor in the Kyrgyz court actions on procedural and substantive grounds. At the same time, KGC and Centerra maintained their position that the Investment Agreement’s arbitration clause confers exclusive jurisdiction over questions surrounding the validity of the agreements and licensees on the international arbitration tribunal.
After reactivating the international arbitration proceedings on June 2, 2008, Centerra and KGC, on June 13, 2008, added claims based on the Vice-Speaker’s lawsuits and their consequences. At the initial conference on June 23, 2008, Centerra filed an application for interim relief in the arbitration, requesting that all parties to the arbitration be directed to maintain the status quo and treat the licenses, agreements and decrees at issue in the Kyrgyz Republic as valid and enforceable. The Kyrgyz Republic has taken the position in its response to such application that, among other things, the 2003 Investment Agreement required but did not receive Parliamentary approval and therefore is not in effect.
On August 26, 2008, the Bishkek Inter-District Court of the Kyrgyz Republic dismissed the Vice Speaker’s lawsuit relating to the Government decrees and the 2003 Kumtor agreements. On December 24, 2008, the Supreme Court of the Kyrgyz Republic upheld the dismissal of the Vice Speaker’s lawsuit. Centerra cautions that the court’s ruling does not resolve the principal matters at issue between Centerra and the Kyrgyz Republic. As well, the ruling had no effect on the previously reported court decision (June 17, 2008) to invalidate the Kumtor exploration licences and the Southwest and Sarytor mining licenses. The dismissal is under appeal by the Vice-Speaker.
In January 2009, the Vice-Speaker filed a further lawsuit against the Government seeking to invalidate the 2003 Decree. Although not parties to the lawsuit, Centerra, Cameco and KGC have been ordered to appear as third parties by the Kyrgyz court. Centerra and Cameco do not believe there is any basis for this claim.
Centerra and Cameco continue to hold discussions with the Kyrgyz Government working group responsible for the negotiations in respect of Kumtor. To allow for such discussions to continue and for the parties to concentrate on resolving outstanding issues related to the project, Centerra agreed to suspend the international arbitration proceedings initiated by it, which had been previously postponed to September 29, 2008.
In 2008, Kumtor was made the subject of several new tax assessments and other proceedings in the Kyrgyz Republic. These include an investigation by the Kyrgyz Republic financial police into alleged tax evasion in relation to the grant of tax exemptions pursuant to the Investment Agreement governing the Kumtor project and an audit by the state tax inspectorate to determine the amount of taxes that Kumtor would have owed for the years 2005 to 2008 had the Investment Agreement and the Concession Agreement relating to the project not been in effect. The financial police requested, and were provided by Kumtor with, information and documents relating to the project and have interviewed senior Kumtor personnel. Kumtor also received assessments from tax authorities relating to value-added taxes, land taxes and customs duties alleged to be owed by Kumtor. Kumtor is continuing to cooperate with the relevant authorities and continues to pay all taxes in accordance with applicable laws and the Investment Agreement and believes that there is no basis for these investigations or assessments.
2008 Cameco Annual Information Form

Gatsuurt Related Proceedings
On December 6, 2006, Gatsuurt LLC commenced arbitration before the Mongolian National Arbitration Court (“MNAC”) alleging non-compliance by CGM in relation to its obligations under an agreement under which CGM acquired Gatsuurt project mining licenses (the “License Agreement”) and seeking: (1) an order terminating the License Agreement and returning to Gatsuurt LLC all mining rights on the licensed property; (2) an order requiring CGM to carry out the environmental rehabilitation of the licensed property; and (3) an order compelling CGM to surrender to Gatsuurt LLC all reports, plans, maps and related information concerning the licenses. In early 2008, Centerra agreed in principal, subject to a definitive agreement, on settlement terms with Gatsuurt LLC. All proceedings in the MNAC have been terminated.
Centerra Material Contracts
Centerra discloses the following are the only material contracts, other than contracts entered into in the ordinary course of business not otherwise required to be disclosed, that have been entered into by Centerra within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect.
Investment Agreement
As part of a restructuring of the ownership of Kumtor, Centerra, Cameco, Kyrgyzaltyn and the Government of the Kyrgyz Republic entered into an agreement pursuant to which, effective simultaneously with the completion of the Kumtor restructuring, the Master Agreement was replaced by an Investment Agreement (the “Investment Agreement”) among Centerra, KGC and the Government of the Kyrgyz Republic. The Investment Agreement and related agreements set out the terms and conditions applicable to Centerra’s ongoing operation and development of the Kumtor mine and have continued the regime established by the Master Agreement. The Investment Agreement has a term lasting until the earlier of 2043 or when the Kumtor deposits are exhausted and mining is completed. See also “Centerra — Kumtor Mine”.
Centerra Shareholders Agreement
Also in connection with the restructuring of the ownership of Kumor, Centerra entered into a shareholders’ agreement with Cameco Gold, a wholly-owned Cameco subsidiary, Kumtor Mountain Corporation and Kyrgyzaltyn (the “Shareholders Agreement”) governing certain matters related to their ownership of common shares of Centerra. The Shareholders Agreement provides for each of Kyrgyzaltyn and Cameco Gold to meet from time to time, not less frequently than annually, to consider the disposition of the common shares held by them. Despite this agreement to consult, each of Kyrgyzaltyn and Cameco Gold may at any time initiate a further distribution of Centerra’s common shares and Centerra has agreed to furnish all reasonable assistance in preparing the required disclosure documents. Centerra is obliged to provide such assistance only once for each of those shareholders in any 12-month period and the costs of this are for the account of the selling shareholder. Also, if Centerra proposes to issue any of its common shares by private placement or public offering, Centerra will provide Cameco Gold and Kyrgyzaltyn with an opportunity to sell their shares as part of the offering provided that Centerra’s reasonable capital needs take priority.
For a period of five years following the date of the closing of the Kumtor restructuring, for so long as Kyrgyzaltyn is controlled, directly or indirectly, by the government of the Kyrgyz Republic, Kyrgyzaltyn or its affiliates have agreed to maintain registered and beneficial ownership of at least 5% of the outstanding common shares at the time of the closing of the Kumtor restructuring, except in the case of certain permitted takeover bids and subject to appropriate anti-dilution adjustments, as determined from time to time by Centerra’s board of directors.
In addition, Kyrgyzaltyn has agreed not to sell, transfer or encumber any of its shares during any period during which the Kyrgyz government is in default of its obligations under the principal agreements relating to the Kumtor restructuring. Kyrgyzaltyn’s shares are held in escrow to ensure compliance with these transfer restrictions. As at March 10, 2009, Kyrgyzaltyn had 33,869,151 common shares held in escrow, representing 15.7% of Centerra’s issued and outstanding common shares.
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The Shareholders Agreement also addresses the voting by Cameco Gold and Kyrgyzaltyn of their shares for their respective nominees to Centerra’s board.
Location Agreement
On April 22, 2004, Cameco entered into an agreement with Centerra which provides that Centerra will not carry on business in Canada by owning, acquiring, exploring, developing or mining mineral properties located in Canada (the “Location Agreement”). The Location Agreement will terminate and the prohibition will end once Centerra ceases to be a subsidiary of Cameco under applicable corporate law.
Administrative Services Agreement
Centerra entered into a services agreement with Cameco on April 1, 2004 pursuant to which Cameco has agreed to provide certain services and expertise to Centerra in return for reimbursement of all its direct or indirect costs relating to such services. This agreement is subject to termination by either party upon notice. Beginning in the 2006 fiscal year, Cameco ceased providing a number of these services to Centerra, including accounting services. No services were provided to Centerra in 2008.
Political Risk Insurance Rights Plan
As a prerequisite to acquiring political risk insurance for Centerra’s Kumtor mining operations, Centerra adopted an insurance risk rights plan. The plan will be applied if an event occurs relating to KGC or its assets or operations at a time when Kyrgyzaltyn is controlled by the government of the Kyrgyz Republic and the event is caused by that government and results in a payment to Centerra under the political risk insurance coverage. In this event, the following will occur:
•	each holder of Centerra common shares will be entitled to exchange its shares for Centerra Class A non-voting shares;

•	Kyrgyzaltyn has irrevocably elected to exchange all of its common shares for Class A non-voting shares and it is expected that no other shareholders would elect to do this;

•	the holders of Centerra common shares (but not Class A non-voting shares) will be entitled to acquire additional common shares for $0.01(US) per share, with the aggregate number of common shares available to be determined by a formula designed to provide for the holders of Class A non-voting shares to be diluted by an amount that approximates the proceeds received under the political risk insurance; and

•	following the exercise of the rights to acquire additional shares by Centerra common shareholders, the Class A non-voting shares will convert back into Centerra common shares.
Kyrgyzaltyn has also agreed that, following the determination by the board of directors of Centerra that an event has occurred that could reasonably result in this plan being triggered and for so long as such event continues or until the process described above has been completed, it will not transfer its shares or exercise any voting rights in respect of its shares or be entitled to receive any dividends or distributions on its shares that can be attributed reasonably to KGC or its assets or operations or distributions from KGC during such period. The plan will continue in effect until terminated by the board of directors of Centerra based on a determination that it is no longer necessary or desirable having regard to, among other things, the extent of Centerra’s operations based in the Kyrgyz Republic.
Amended and Restated Concession Agreement
See description under Centerra – Kumtor Mine – Property, Description and Location.
2008 Cameco Annual Information Form

Additional Information on Centerra
Centerra is listed and publicly traded on the Toronto Stock Exchange. It is required to file with Canadian securities regulators its continuous disclosure documents on SEDAR, which documents are available to the public at www.sedar.com. As such, additional information on Centerra’s properties, operations, financial results, financial positions and the risk factors associated with its operations can be found in its most recent annual and interim financial statements and management’s discussion and analysis, annual information form, material change reports, press releases and technical reports available through SEDAR (www.sedar.com).
RISK FACTORS

The businesses in which Cameco participates are subject to certain risks. The risks described below are not the only risks facing Cameco and other risks now unknown to Cameco may arise or risks now thought to be immaterial may become material and adversely affect Cameco’s business, financial condition, results of operation, cash flows and prospects. Some of the risks described below are only applicable to certain of Cameco’s business interests, while others are generally applicable. No guarantee is provided that other risks will not affect the Company in the future. This discussion of risks should be read in conjunction with the discussion of risks in Cameco’s 2008 MD&A. If any of those risks actually occur, Cameco’s business, financial condition, results of operation, cash flows and prospects could be harmed. In addition, Cameco discloses statements and information which are neither about the present nor historical facts, and therefore are forward-looking. This forward-looking information is based upon a number of assumptions which may prove to be incorrect and there are risks that could cause results to differ materially, including the risks described below. (See Caution Regarding Forward-Looking Information and Statements.) As the context requires for the following information, reference to the Company or Cameco also includes Cameco’s direct and indirect subsidiaries, including Centerra.
Risks Relating to Cameco and Centerra Generally
Cameco and Centerra are subject to a number of operational risks and Cameco and Centerra may not be adequately insured for certain risks
Cameco’s and Centerra’s businesses are subject to a number of risks and hazards, including environmental pollution, accidents or spills (including hazardous emissions from Cameco’s Port Hope conversion facilities such as a UF6 release or a leak of anhydrous hydrogen fluoride used in the UF6 conversion process); industrial and transportation accidents, which may involve radioactive or hazardous materials; unexpected labour shortages, disputes or strikes; cost increases for contracted and/or purchased goods and services; shortages of required materials and supplies (including the availability of acid for Joint Venture Inkai’s operations in Kazakhstan and hydrofluoric acid at the Port Hope UF6 conversion plant); electrical power interruptions; mechanical and electrical equipment failure; catastrophic accidents; fires; blockades or other acts of social or political activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; encountering unusual or unexpected geological or hydrological conditions; and technological failure of mining methods. Cameco also contracts for the transport of its uranium and uranium products to refining, conversion, fuel manufacturing, enrichment and nuclear generation facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the Company to transportation risks.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Centerra’s gold properties and Cameco’s uranium properties and refining, conversion and fuel manufacturing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Centerra’s and Cameco’s mines and mills or from Cameco’s refining, conversion and fuel manufacturing facilities or in Centerra’s and Cameco’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
2008 Cameco Annual Information Form

Although Cameco and Centerra maintain insurance to cover some of these risks and hazards in amounts Cameco and Centerra believe to be reasonable, subject to applicable deductibles, this insurance may not provide adequate coverage in all circumstances. No assurance can be given that Cameco’s and Centerra’s insurance will continue to be available, or that it will continue to be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards, or that Cameco and Centerra will maintain such insurance.
Also, Cameco and Centerra may be subject to liability or sustain losses in relation to certain risks and hazards against which Cameco and Centerra cannot insure or which Cameco and Centerra may elect not to insure. This lack of, or insufficiency of, insurance coverage could have a material adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.
Governmental Regulation and Policy Risks
Cameco’s operations and exploration activities, particularly uranium mining, refining, conversion, fuel manufacturing and transport in Canada and the United States, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, decommissioning and reclamation, safety, toxic substances, transportation, emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and refining and other facilities. It is possible that the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision whether to continue to operate existing mines, ore refining and other facilities or whether to proceed with exploration or development of properties. The Company expends significant financial and managerial resources to comply with such laws and regulations. Cameco anticipates it will have to continue to do so as the historic trend toward stricter government regulation will likely continue. Since legal requirements change frequently, are subject to interpretation, and may be enforced in varying degrees in practice, Cameco is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.
The foregoing uncertainties and changes in governments, regulations and policies and practices could materially and adversely affect the Company’s cash flows, earnings, results of operations and financial condition in a particular period or its long term business prospects.
The development and operation of mines and other facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licences and permits are subject to many variables outside the Company’s control, including potential legal challenges from various stakeholders such as environmental groups, non-government organizations or aboriginal groups claiming certain rights with respect to traditional lands. Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse impact on the Company.
Political Risk
Cameco’s Inkai project is located in the Republic of Kazakhstan. All of Centerra’s current gold production and reserves are derived from assets located in the Kyrgyz Republic and Mongolia. These three countries are developing countries. The Kyrgyz Republic and Mongolia have experienced political and economic difficulties in recent years, including, in the Kyrgyz Republic, a revolution in March 2005 that resulted in the ouster of the long-time incumbent President. Accordingly, there continues to be a risk of future political instability in the Kyrgyz Republic. Also, Cameco conducts, and has investments in companies that conduct, exploration activities in many developing countries around the world.
As such, Cameco’s Inkai project, Centerra’s mining operations, and these exploration activities are subject to the risk normally associated with the conduct of business in foreign countries including: uncertain political and economic environments; war, terrorism and civil disturbances; crime; corruption; changes in laws or policies of a particular country, including those related to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary permits; currency fluctuations; high inflation; restrictions on local operating companies to sell their production offshore, and on the ability of such
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companies to hold US dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of uranium and gold; limitations on the repatriation of earnings; and increased financing costs. The occurrence of one or more of these risks may have a material adverse impact upon Cameco’s financial condition, cash flows, results of operations and future prospects.
With respect to Inkai and Centerra’s mining operations, the relevant governments have entered into contracts with Cameco and Centerra or granted permits or concessions that enable them to conduct operations or development and exploration activities. Notwithstanding these arrangements, their ability to conduct operations or exploration and development activities is subject to renewal of permits or concessions, changes in government regulations or shifts in political attitudes over which they have no control. On June 17, 2008, the Bishkek Inter District Court issued an order invalidating Centerra’s Southwest and Sarytor mining licenses and exploration license in the Kyrgyz Republic. Consequently, Centerra has ceased operations and development and exploration activities on the affected areas. See Centerra Legal Proceedings. While the order is under appeal by Centerra, and although Cameco believes that the current negotiations with the Kyrgyz Republic are reasonably likely to lead to the reinstatement of the licenses, there can be no assurance that operations and development and exploration activities on the licenses will resume. The arbitration proceedings were suspended again in September 2008 to allow for the continuation of discussions among Centerra, Cameco and the Government regarding outstanding issues related to the Kumtor project.
As the largest foreign investment enterprise in the Kyrgyz Republic, the Kumtor project continues to be the subject of significant political debate. In late March 2007, the Kyrgyz Parliament began to consider draft legislation that, among other things, challenged the legal validity of the Kumtor agreements with the Kyrgyz Republic, proposed recovery of additional taxes on amounts relating to past activities, and provided for the transfer of gold deposits (including Kumtor) to a state-owned entity. If enacted, there would have been a substantial risk of harm to Centerra’s rights and, as a result, Cameco’s investment in Centerra. In response to the draft legislation, Centerra notified the Government that it intended to proceed with the international arbitration proceeding previously commenced by Centerra in relation to certain tax disputes with the Government. Centerra initiated the appointment of an arbitrator and notified the Government that the nationalization bill represented an additional dispute in the arbitration. The arbitration has been suspended twice. Initially, arbitration was suspended in the summer of 2007 pending completion of the Agreement on New Terms entered into between Centerra, Cameco and the Government in August 2007. The arbitration was reactivated on June 2, 2008, after the Agreement on New Terms had not been ratified by the Parliament of the Kyrgyz Republic within the time frame agreed by the parties. The arbitration proceedings were suspended again in September 2008 to allow for the continuation of discussions among Centerra, Cameco and the Government regarding outstanding issues related to the Kumtor project. If these disputes are not resolved to the mutual satisfaction of the various parties to the disputes, the risks to Cameco’s investment in Centerra may increase significantly.
The political risk in Kazakhstan is increasing. In 2007, amendments to the Subsoil Law allow the government to reopen subsoil use agreements in certain circumstances. At the end of 2008, the Kazakh Parliament adopted a new tax code and is currently considering a new Subsoil Law, both of which either challenge or abolish the tax stabilization regime contained in contracts previously signed with the Kazakh government. The Kazakh government has requested that Inkai agree to amend its Resource Use Contract to adopt the new tax code. The provision for settlement of disputes with the Kazakh government under the Resource Use Contract pursuant to international arbitration is threatened by the proposed new Subsoil Law which directs disputes to Kazakh courts. In addition, the Kazakh government has rejected Inkai’s request that the 2009 production targets contemplated by its Resource Use Contract be reduced. Due to lack of sulphuric acid and other operational challenges, Joint Venture Inkai does not believe it will be able to achieve the 2009 production target currently required under the contract. Joint Venture Inkai is in discussions with the government to resolve this and other matters relating to its Resource Use Contract and changes to the tax code and the proposed new Subsoil Law, which Cameco believes Joint Venture Inkai will be able to do. If Joint Venture Inkai is unable to satisfactorily resolve these matters, the risks to Cameco’s investment in Kazakhstan may increase significantly.
There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Cameco’s or Centerra’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such
2008 Cameco Annual Information Form

provisions would be effective to restore the value of Cameco’s or Centerra’s original investment or to fully compensate Cameco or Centerra for the loss of the investment. Similarly, Cameco’s and Centerra’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, mine safety and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above. Furthermore, there can be no assurance that the agreements Cameco and Centerra have with the governments of these countries, including the Resource Use Contract, the Investment Agreement and the Boroo Stability Agreement, will prove to be enforceable or provide adequate protection against any or all of the risks described above.
Cameco and Centerra have made an assessment of the political risk associated with each of their foreign investments and currently have political risk insurance to mitigate a portion of the losses. From time to time, Cameco and Centerra assess the costs and benefits of maintaining such insurance and may not continue to purchase the coverage. Centerra’s political risk coverage provides that on a change of control of Centerra the insurers have the right to terminate the coverage. If that were to happen, there can be no assurance that the political risk insurance will continue to be available on reasonable terms. Furthermore, there can be no assurance that the insurance would continue to be available at any time or that particular losses Cameco or Centerra may suffer with respect to its foreign investments will be covered by the insurance. These losses could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition if not adequately covered by insurance.
Cameco and Centerra may experience difficulties with their joint venture partners.
Cameco operates the McArthur River mine and the Cigar Lake and Inkai development projects through joint ventures with other companies. Cameco and Centerra have entered into a number of other joint ventures and may in the future enter into additional joint ventures. Both companies are subject to the risks normally associated with the conduct of joint ventures. These risks include disagreement with a joint venture partner on how to develop, operate and finance a project, and compliance by Cameco and Centerra with the operating requirements in joint venture agreements, and possible litigation between the joint venture partners regarding joint venture matters. These matters may result in material legal liability or may have an adverse effect on Cameco’s and Centerra’s ability to pursue the projects subject to the joint venture, either of which could have a material adverse impact on Cameco’s cash flows, earnings, results of operations and financial condition.
Litigation
Cameco and its subsidiaries are currently subject to litigation or threats of litigation and may be involved in disputes with other parties in the future that may result in litigation. The results of litigation cannot be predicted with certainty. If such disputes cannot be resolved favourably, it may have a material adverse impact on Cameco’s financial condition, cash flows and results of operations. See Legal Proceedings and Centerra Legal Proceedings.
Tailings Capacity Constraints
At the Key Lake mill, tailings from processing McArthur River ore are deposited in the Deilmann tailings management facility (DTMF). In February 2009, Cameco received regulatory approval for the deposition of tailings to a higher elevation at the DTMF. At current approved production rates, the approved capacity of the DTMF increases from five years to approximately eight years, assuming only minor storage capacity losses due to sloughing (or erosion) from the pitwalls. Sloughing has occurred in the past resulting in the loss of approved capacity.
Cameco also initiated technical pre-feasibility work to secure long-term tailings capacity at Key Lake that will be sufficient to hold all tailings generated from processing of McArthur River mineral reserves as well as substantial additional capacity to allow for other potential sources of production. This tailings option study is considering the feasibility of further extending the capacity of the DTMF and options for new tailings management facilities. Cameco expects to submit a project description to regulatory agencies in 2009 that will initiate the environmental assessment process for securing long-term tailings capacity at Key Lake.
2008 Cameco Annual Information Form

With respect to the ongoing operation of the DTMF, Cameco has performed several studies to better understand the pitwall sloughing mechanism and initiated engineering work to design and build mitigation measures for the prevention of sloughing. Sloughing has occurred in the past resulting in the loss of approved capacity. Although the situation has recently stabilized as a result of stabilizing the water level in the pit, there is a risk of further sloughing at the DTMF.
Having received regulatory approval, in September 2008 the expansion of the Rabbit Lake TMF was initiated and completion is planned in the second quarter of 2009. In addition to sufficient capacity to contain all the tailings expected from future processing of Rabbit Lake’s share of Cigar Lake phase 1 uranium solution, Cameco expects that the expanded facility will have sufficient capacity to support continued mine and mill production from Eagle Point ore to 2013 (based upon expected ore grades and milling rates).
In addition, Cameco has undertaken a study to examine adding new tailings management capacity at Rabbit Lake to support longer-term production growth potential. A new tailings management facility would require an environmental assessment.
Failure to maintain existing tailings capacity at the DTMF and Rabbit Lake TMF due to sloughing or other causes or failure to obtain or delay in obtaining regulatory approval for a new tailing management facility or to expand existing tailing capacity at the DTMF or Rabbit Lake TMF could constrain uranium production, which could have a material adverse impact upon Cameco.
The Kumtor tailings dam height was raised three metres in 2008 and now has capacity to store tailings until the end of 2010. An additional nine metres of dam height, scheduled for construction between 2009 and 2012, is expected by Centerra to extend the life of the tailings facility to the end of the current mineral reserves. The Kumtor tailings dam design has been approved by the Kyrgyz authorities to elevation 3,670 metres and is sufficient to contain all the tailings generated in the current life-of-mine plan. Kumtor is required to obtain additional permits in connection with the raising and the operation of the tailings facility. If all necessary permits and authorizations are not obtained, or all work is not completed to further increase the capacity of the tailings dam, delays in, or interruptions or cessation of Centerra’s production from Kumtor may occur, which could have a material adverse impact upon Cameco.
Labour Relations
Cameco has unionized employees at McArthur River, Key Lake and Port Hope and at CFM’s facilities in Port Hope and Cobourg. The collective agreement for McArthur River and Key Lake unionized employees expires on December 31, 2009. A new collective agreement covering Port Hope unionized employees was entered into during 2007, which expires in June 2010. A new collective agreement covering CFM unionized employees was also entered into during 2007 and which expires June 2009. Centerra’s subsidiary, KOC, has a collective agreement covering Kumtor unionized employees, which expires January 2011. Centerra’s subsidiary, BGC, has a collective agreement covering Boroo unionized employees, which expires February 2010. Cameco cannot predict at this time whether new collective agreements will be reached with these or other employees without a work stoppage.
Any lengthy work interruptions could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Imprecision of Reserve and Resource Estimates
The mineral reserves and resources included herein for uranium and gold are estimates, and no assurances can be given that indicated levels of uranium and gold will be produced or that Cameco will receive the uranium price and gold price assumed in estimating these reserves. Such estimates are expressions of judgment based on knowledge, mining experience, success of planned mining methods, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included are well established and reflects management’s best estimates, by their nature mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, fluctuations in the market price of uranium and gold, as well as increased capital or production costs or reduced recovery rates, may render reserves uneconomic and may ultimately result in a reduction of reserves. Estimated mineral reserves may have to be recalculated based upon actual production experience.
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The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The estimation of reserves or resources is always influenced by economic and technological factors, which may change over time, and the experience gained in use of a mining method. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could cause a reduction in mineral reserves.
The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, as Cameco prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains mineral resource estimates, which are required by NI 43-101 as well. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurances can be given that any mineral resource estimate will ultimately be reclassified as proven or probable reserves.
If Cameco’s reserve or resource estimates for its uranium and gold properties are inaccurate or are reduced in the future, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Production Estimates may be inaccurate
Cameco and Centerra prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Expected future production estimates are inherently uncertain, particularly for periods extending beyond one year, and could materially change over time.
Uranium and gold production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; the accuracy of estimated rates and costs of mining and processing; the accuracy of assumptions about the success of mining plans and availability of tailings capacity; and the assumption of ongoing timely regulatory approvals where these are required. In addition, production estimates for McArthur River assumes the successful transition to new mining areas at McArthur River beginning in 2009.
Production estimates for uranium refining, conversion and fuel manufacturing are based on, among other things, the following factors: no disruption or reduction in supply from the Company’s or third party sources; and the accuracy of estimated rates and costs of processing.
Cameco’s and Centerra’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mining and milling losses being greater than planned; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining, milling, uranium refining, conversion and fuel manufacturing; failure of mining methods and plans; lack of tailings capacity; natural phenomena, such as inclement weather conditions, floods, underground floods, earthquakes, pit wall failures, ground movements and cave-ins; unexpected labour shortages or strikes; and interruption or reduction in production due to fires, failure of critical equipment, shortage of supplies or other unforeseen difficulties.
Failure to achieve production estimates could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Exploration and Development activities may not be successful
Exploration for and development of uranium and gold properties involve significant financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major
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expenses may be required to establish mineral reserves, including expenses for drilling, constructing mining and processing facilities at a site, connecting to reliable infrastructure, developing metallurgical processes and extracting uranium and gold from ore. Cameco and Centerra cannot guarantee that their current exploration and development programs will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves. Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically.
Cameco’s and Centerra’s ability to sustain or increase their present levels of uranium and gold production, respectively, is dependent in part on successful projects for the development of new ore bodies and/or expansion of existing mining operations. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects are based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and uranium and gold prices, which are highly volatile. Projects are also subject to the successful completion of feasibility studies, resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights, availability of infrastructure, including for power and water, to support the project and availability of adequate financing to develop it.
Some projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Cameco and Centerra conduct feasibility studies that derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium and gold from the ore; and anticipated environmental and regulatory compliance costs.
The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs and economic returns may differ materially from Cameco’s and Centerra’s best estimates, or that they could fail to obtain satisfactory resolution of fiscal or tax matters or government approvals necessary for the development or operation of the project, in which case the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays, and to require more capital than anticipated. These delays and additional costs could have a material adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.
Environmental, health and safety risk
Cameco and Centerra expend significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of jurisdictions. The historical trend toward stricter laws is likely to continue. The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional radiation risks uniquely associated with uranium mining, processing and fuel manufacturing. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining, conversion and fuel manufacturing sites and other environmental matters, each of which could have a material adverse effect on Cameco’s and Centerra’s operations or the cost or the viability of a particular project.
Cameco’s and Centerra’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Cameco’s and Centerra’s right to continue operating their facilities is, in a number of instances, dependent upon compliance with these conditions. Failure to meet certain of these conditions could result in interruption or closure of Cameco’s and Centerra’s facilities or material fines or penalties, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
In July 2007, contamination of the soil under the Port Hope UF6 plant was discovered, and production of UF6 was suspended to allow an investigation. The findings of a preliminary risk assessment, along with the low concentrations of
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contaminants in the soil and groundwater outside the footprint of the UF6 plant, suggest that the health and safety of employees and the public have not been and will not be adversely affected. However, Cameco is in the process of conducting a site-wide risk assessment that will identify contaminants that could pose a potential risk to the environment. The finding of this site-wide risk assessment, as well potentially contradicting the findings of the preliminary risk assessment, could result in regulatory or other actions that could impact Cameco’s plans to restart UF6 production at Port Hope, which could have a material adverse impact upon Cameco. (For a discussion of this matter and related risks see Uranium Fuel Conversion Services - Operations — Port Hope — Conversion.)
Cameco or Centerra may be unable to enforce its legal rights in certain circumstances
In the event of a dispute arising at Cameco’s or Centerra’s foreign operations, Cameco and Centerra may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cameco and Centerra may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity.
The dispute resolution provision of the Investment Agreement, the Boroo Stability Agreement, the Resource Use Contract, and HEU Commercial Agreement stipulate that any dispute between the parties thereto is to be submitted to international arbitration. However, there can be no assurance that a particular governmental entity or instrumentality will either comply with the provisions of these or any other agreements or voluntarily submit to arbitration. If Cameco and Centerra are unable to enforce their rights under these agreements, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Properties may be subject to defects in title
Cameco and Centerra have investigated their rights to explore and exploit all of their material properties and, to the best of their knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to their detriment. There can also be no assurance that Cameco’s and Centerra’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.
The validity of unpatented mining claims on US public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense involved in obtaining and maintaining mining rights on US public lands, Centerra’s interest in the REN property and Cameco’s interest, held by subsidiaries, in its US ISR properties may be subject to various uncertainties that are common to the industry, with the attendant risk that its title may be defective or challenged.
Although Cameco is not currently aware of any existing title uncertainties, claims or challenges with respect to any of its material properties (McArthur River, Cigar Lake and Kumtor), other than with respect to First Nation and Métis claims in Saskatchewan and with respect to Kumtor as discussed at Centerra Legal Proceedings, there is no assurance that such uncertainties, claims or challenges will not result in future losses or additional expenditures, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Current Global Financial Condition
Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing and bank credit has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These and other factors may affect Cameco’s ability to obtain equity or debt financing in the future on favourable terms. Additionally, these factors, as well as other related factors, may cause decreases in Cameco’s asset values that may be other than temporary, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, or if more extensive disruptions of the global financial markets occur: (a) Cameco’s operations could be adversely impacted and the trading price of Cameco’s common shares may be adversely affected; and (b) investments in new nuclear plants, as well as investments in the refurbishment or replacement of aging nuclear plants, may be delayed, cancelled or not proceed, which could have a material adverse impact on Cameco’s prospects.
2008 Cameco Annual Information Form

Counterparty/Credit Risk
Cameco takes measures that are intended to ensure its customers, suppliers and hedging counterparties can fulfill their contractual obligations. These transactions expose the Company to the risk of default or credit risk by the counterparties to these contracts. Due to the current global economic situation the risk of default by these parties has increased. Default by one or more significant customers, critical suppliers or hedging counterparties could be material to Cameco’s financial condition, liquidity and results of operations. Although Cameco seeks to manage its credit risk and supplier risk exposure, as noted below, there can be no assurance that Cameco will be successful in eliminating the potential material adverse impacts of such risks.
Customers
Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment, another form of credit risk. Cameco manages this risk by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2008, about 3% of Cameco’s forecast revenue under contract for the period 2009 to 2011 is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms. As well, Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement and Springfields toll-conversion agreement, exposes the Company to the risk of the supplier’s failure to fulfill its delivery commitment.
Suppliers
Cameco purchases reagents and other production inputs and supplies from numerous suppliers around the world, and is therefore exposed to risk should any of these suppliers default on their contractual commitments to Cameco. There are a number of instances where Cameco has been reliant on a sole supplier, for example, the supply of hydrofluoric acid to the Port Hope UF6 conversion facility and the supply of sulphuric acid to the Inkai operation.
At Port Hope, Cameco suspended UF6 production in late November 2008 due to a contract dispute with its sole supplier of hydrofluoric acid. For more information, see Nuclear Business-Uranium Fuel Conversion Services-Operations.
At the Inkai project, a fire at one acid plant in Kazakhstan during the third quarter of 2007 and a delay in the startup of a new plant limited the availability of sulphuric acid required for mining. For more information see Nuclear Business- Development Projects- Inkai.
Cameco is examining its entire supply chain, looking to diversify or add inventory where we are vulnerable. There can be no assurance that these efforts will mitigate the risk.
Hedging Counterparties
Cameco employs the use of derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item.
Counterparty risk on hedging arrangements is managed by dealing with financial institutions that meet Cameco’s credit rating standards and by limiting exposures with individual counterparties. At December 31, 2008, as Cameco is in a mark-to-market loss position on its foreign exchange contracts, there is likely no counterparty default risk on Cameco’s hedging arrangements at this time.
If the Canadian dollar decreases significantly against the US dollar, and a counterparty defaults under its contract, there is an increased risk of financial loss to Cameco.
2008 Cameco Annual Information Form

Currency Fluctuations
Cameco’s earnings and cash flow may also be affected by fluctuations in the US/Canadian dollar exchange rate. Cameco’s sales of uranium and conversion services are mostly denominated in US dollars, while the production costs of both are denominated primarily in Canadian dollars. Cameco’s consolidated financial statements are expressed in Canadian dollars.
Centerra’s consolidated financial statements are expressed in US dollars. Its sales of gold are denominated in US dollars. As part of the consolidation by Cameco of Centerra’s financial results, the sales of gold are converted into Canadian dollars at prevailing exchange rates.
Fluctuations in exchange rates between the US dollar and the Canadian dollar may give rise to foreign exchange currency exposures, both favourable and unfavourable, which have materially impacted and may materially impact in the future Cameco’s financial results. Although Cameco utilizes a hedging program to limit any adverse effects of foreign exchange rate fluctuations, there can be no assurance that such hedges have eliminated the potential material adverse impact of such fluctuations.
Decommissioning and Reclamation
Environmental regulators are increasingly requiring financial assurances to assure that the cost of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Cameco has filed decommissioning plans for certain of its properties with regulators. These regulators have accepted the decommissioning plans in concept. Beginning in 1996, Cameco has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to or renewal of an operating licence. As Cameco properties approach or go into decommissioning, further regulatory review of the detailed decommissioning plans may result in additional requirements, associated costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. If Cameco is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Similarly at each of Centerra’s mine sites, Centerra is required to establish a decommissioning and reclamation plan. Provision must be made for the cost of decommissioning and reclamation. These costs can be significant and are subject to change. Centerra cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If Centerra is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.
Key Personnel
The chief executive officer and senior officers of Cameco and Centerra are critical to their success. In the event of the departure of the chief executive officer or a senior officer, each of Cameco and Centerra believe that they will be successful in attracting and retaining qualified successors but there can be no assurance of such success. If either
2008 Cameco Annual Information Form

Cameco or Centerra is not successful in attracting and retaining qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Cameco’s and Centerra’s success depends on their ability to attract and retain qualified personnel
Recruiting and retaining qualified personnel is critical to Cameco’s and Centerra’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties and the operation of uranium, milling, refining, conversion and fuel manufacturing facilities is limited and competition for such persons is intense. As Cameco’s and Centerra’s business activity grows, they will require additional key financial, administrative, technical and operations staff. The Concession Agreement relating to Centerra’s Kumtor operations also requires two thirds of all administrative or technical personnel to be citizens of the Kyrgyz Republic. It has been necessary to engage expatriate workers for Centerra’s operations in Mongolia and, to a lesser extent, the Kyrgyz Republic because of the shortage of locally trained personnel. It is also necessary for Cameco to engage expatriate and local workers for the Inkai project in Kazakhstan. If Cameco or Centerra is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Prospects may suffer due to enhanced competition for mineral acquisition opportunities
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, Cameco and Centerra may be unable to acquire rights to exploit additional attractive mining properties on terms that Cameco and Centerra consider acceptable. Accordingly, there can be no assurance that the Company and Centerra will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If Cameco and Centerra are not able to acquire such interests, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition. Even if they do acquire such interests, the resultant business arrangements may not ultimately prove beneficial to their businesses.
Risks Relating to Nuclear Business
Volatility and Sensitivity to Prices
Because the majority of the Company’s revenues are derived from the sale of uranium and uranium products, the Company’s net earnings and cash flow are closely related and sensitive to fluctuations in the long-term and short-term market price of U3O8 and for uranium conversion services. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; production levels and costs of production; significant production interruptions or delays in expansion plans; and actions of investment and hedge funds in the uranium market.
The fluctuation of the prices of uranium and UF6 conversion services is illustrated by the following tables, which set forth, for the periods indicated, the highs and lows of the spot price for non-CIS origin U3O8 and UF6 conversion services, as published by Trade Tech:
Spot Uranium Prices (1)
(US $/lb of U3O8)

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Spot
High	10.90	9.40	9.50	10.20	14.40	20.50	36.50	72.00	135.00	75.00
Low	9.60	7.10	7.20	9.70	10.10	15.60	21.20	37.50	75.00	46.00

(1)	Source: The Nuexco Exchange Value, published by TradeTech. Spot prices reflect the spot price for all uranium other than of CIS origin.
2008 Cameco Annual Information Form

Range of Nuexco Spot UF6 Conversion Values (1)
(US$/kg U)

	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Spot
High	3.85	3.25	5.25	5.25	6.50	9.00	12.00	11.75	11.75	9.00
Low	2.55	2.35	3.65	5.05	4.90	6.80	11.00	11.00	8.00	8.00

(1)	Source: The Nuexco Conversion Value, published by TradeTech. The conversion value over this period of time is for the provision of conversion services delivered in North America.
Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
Large flood at the McArthur River Mine, Cigar Lake Project, or Rabbit Lake Mine
There is a risk of floods at McArthur River, Cigar Lake and Rabbit Lake. These operations have each been subject to one or more floods (also called water inflows).
On April 6, 2003, production at Cameco’s McArthur River mine was temporarily suspended, as an increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. The sandstone that overlays the basement rocks of the McArthur River deposit contains significant water, which is at hydrostatic pressure. Water flow into the mine area is generally prevented by ground freezing. There are technical challenges at McArthur River involving the groundwater and rock properties.
This incident resulted in a considerable shortfall in 2003 uranium production and a major setback to the development of new mining zones as revised mining plans were subsequently prepared and improved controls put in place to access the zone where the inflow occurred.
The Cigar Lake deposit has hydro-geological characteristics similar to McArthur River and as a result also has technical challenges involving groundwater and rock properties. Starting in 2006, three water inflows have occurred at Cigar Lake. For a discussion of these water inflows, see Cigar Lake – Water Inflows and Remediation.
The Cigar Lake water inflows have had many significant impacts upon Cameco, among others, including a significant delay in Cigar Lake production, an increase in capital costs, and requiring Cameco to give notice to many of its customers that it was declaring an interruption in planned supply. There can be no assurance as to when production will commence or that other occurrences will not further delay production.
In November 2007, Cameco temporarily reduced underground activities at Rabbit Lake due to an increase of water flow from a mining area at the same time as the capacity of the surface water-handling system was limited due to an equipment upgrade. In late December 2007, Rabbit Lake operations resumed normal mining activities, after site crews located and plugged the source of the water inflow.
There can be no guarantee against floods in the future at McArthur River, Cigar Lake or Rabbit Lake. A flood could result in consequences that are material and adverse to Cameco, such consequences include, among others, significant delays in, or interruption or reduction of, production, significant delays in, or interruption of, mine development or remediation activities, a loss of reserves, and a material increase in costs. The consequences of a flood will depend on the magnitude, location, and timing of any such flood. Water inflows and floods are generally not insurable.
Technical Challenges
Due to the unique nature of the deposits at McArthur River and Cigar Lake, there are technical challenges at these deposits involving groundwater, rock properties, radiation protection, mining methods, ore-handling and transport. Failure to resolve any one of these technical challenges at McArthur River or Cigar Lake may have a material adverse impact on the Company.
2008 Cameco Annual Information Form

Beginning in 2009, Cameco is transitioning to new mining areas at McArthur River which involves significant technical challenges. Failure or delay in overcoming these challenges may have a material adverse impact on the Company.
Replacement of Depleted Reserves
The McArthur River and Rabbit Lake mines are currently the Company’s principal sources of mined uranium concentrates. Unless the Cigar Lake and Inkai deposits are successfully developed and achieve commercial levels of production or other reserves are identified, discovered or extensions to existing ore bodies are found, the Company’s sources of mined uranium concentrates will decrease over time as reserves at these two mines are depleted, which could have a material adverse impact on Cameco. The reserves at Rabbit Lake’s Eagle Point mine are expected to be depleted in 2013. Although in the past the Company (or its predecessors) has successfully replenished its reserves through ongoing exploration, development and acquisition programs, there can be no assurance that Cameco’s future exploration, development and acquisition efforts will be successful. In addition, while Cameco believes that the Cigar Lake and Inkai deposits will be put into production, there can be no assurance that they will be.
Aboriginal Title and Consultation Issues
First Nations and Métis title claims, as well as related consultation issues, may affect the ability of Cameco to pursue exploration, development and mining at its Saskatchewan uranium producing properties (McArthur River and Rabbit Lake) and developmental property (Cigar Lake), as well as milling ore at Key Lake. Cameco has received formal demands from the English First River Nation (EFRN) and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all aboriginal groups in Northern Saskatchewan. It is generally acknowledged that, pursuant to historical treaties, First Nation bands in northern Saskatchewan ceded title to most traditional lands in northern Saskatchewan in exchange for treaty benefits and reserves lands. However, generally First Nations in Saskatchewan continue to assert that their treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to their traditional lands. First Nations have launched a lawsuit in Alberta making a similar claim that they did not cede title to the oil and natural gas rights when they ceded title to their traditional lands. A similar lawsuit could be brought by First Nations in Saskatchewan.
In addition, the ERFN has selected lands for Treaty Land Entitlement (TLE) designation that covers the mineral claims for the Millennium uranium deposit. The Saskatchewan government recently rejected this selection (December 2008). However, the ERFN has challenged that rejection in the courts. Similarly, the Peter Ballantyne Cree has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of Cameco’s mining joint ventures; however, it may have an impact on the surface rights and benefits ultimately negotiated as part of the development of the Millennium and Dawn Lake deposits. Cameco, as the operator of both affected joint ventures, is investigating the potential implications of the TLE issue.
Managing these issues is an integral part of exploration, development and mining in Canada and Cameco is committed to managing these issues effectively. However, in view of the legal and factual uncertainties, no assurance can be given that material adverse consequences will not arise in connection with First Nation and Métis title claims and related consultation issues as well as TLE land claims.
Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse impact on Cameco.
2008 Cameco Annual Information Form

Dependence on Limited Number of Customers
The Company’s principal business relates to the production and sale of uranium concentrates and the provision of uranium conversion services. The Company relies heavily on a small number of customers to purchase a significant portion of its production of uranium concentrates and its uranium conversion services. For instance, for the period 2009 through 2011, Cameco’s five largest customers are anticipated to account for approximately 47% of the Company’s contracted supply of U3O8. For the period 2009 through 2011, Cameco’s five largest UF6 conversion customers are anticipated to account for approximately 37% of the Company’s contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian CANDU heavy water reactors with sales to its largest customer accounting for approximately 46% of the Company’s UO2 sales in 2008. In addition, during 2008, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $107 million (7%) of Cameco’s total revenues from those businesses. As well, sales for the Bruce A and B reactors represent a substantial portion of the Company’s fuel manufacturing business. The loss of any of the Company’s largest customers or curtailment of purchases by such customers could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates and the provision of uranium conversion services, is highly competitive. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of world uranium mining and enrichment companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel, and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from Russia is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Cameco and may affect the supply of uranium available in the US and Europe, which are the largest markets for uranium in the world.
With respect to UF6 conversion, the Company competes on the basis of price, location and service with two other full scale commercial suppliers in the western world and with additional supplies available from excess inventories, including inventories made available from decommissioning of nuclear weapons, and the use of excess enrichment capacity to re-enrich depleted uranium tails.
Deregulation of the Electrical Utility Industry
The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the US and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.
Reduced Liquidity and Difficulty in Obtaining Future Financing
The further development and exploration of mineral properties in which Cameco holds an interest may depend upon Cameco’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Cameco will be successful in obtaining required financing as and when needed. Volatile uranium markets, a claim against Cameco, a significant event disrupting Cameco’s business or operations, or other factors may make it difficult or impossible for Cameco to obtain debt financing or equity financing on favourable terms or at all.
     Technical Obsolescence
Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used fuel processing.
2008 Cameco Annual Information Form

Risks Relating to Nuclear Electrical Generation
Generation and Technology Risks
BPLP is exposed to the market impact of uncertain output from its nuclear units known as generation risk. The amount of electricity generated by BPLP is affected by such risks as nuclear fuel supply, equipment malfunction, maintenance requirements, and regulatory and environmental constraints. BPLP is exposed to considerable technology risk because of the age of the Bruce units. Technology risks that could lead to significant impacts on the generating capability or operating life of BPLP’s assets are not fully predictable. BPLP attempts to identify those risks through on-going management review and assessments, internal audits, and from experience of nuclear units around the world.
The occurrence of any events associated with generation risk or technology risk could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Nuclear Operations
Risks of substantial liability, as well as the potential for significant increased costs of operations, arise from the management and operation of nuclear generating stations, including, among other things, from structural problems, increasing security requirements to cover factors such as physical security threats, equipment malfunctions, and the storage, handling and disposal of radioactive materials. BPLP has implemented risk management strategies, including the safety systems that are a part of CANDU technology, but there can be no assurance that such risks can be minimized or eliminated. An accident at a nuclear installation anywhere in the world or other reasons could cause the CNSC to limit the operation or licensing of the Bruce nuclear generation stations. Any such accident could also have an impact on the future prospects for nuclear generation.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, BPLP’s nuclear facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of operations from BPLP’s facilities, costs, monetary losses and potential legal liability and adverse governmental action.
OPG undertook a testing and inspection program to ascertain the physical condition of its nuclear generating stations. BPLP has continued that program for the Bruce nuclear generating stations by contracting with OPG for the supply of fuel channel and other inspection services (see Operating Life Assessment above). As a result of this program, OPG identified equipment life cycle issues, such as steam generator tube corrosion, feeder pipe wall thinning and pressure tube/calandria tube contact. Cameco understands these conditions were anticipated in the design but that experience has shown that the rate of degradation is higher than anticipated. In addition, no nuclear generating station utilizing CANDU technology has yet completed a full life cycle. There can be no assurance that BPLP will not have to incur significant capital expenditures for repairs or replacements in addition to those currently contemplated. To address these issues, BPLP may need to increase preventative maintenance programs and allow for more outage time (a period when a nuclear reactor is not operating) than currently planned. Such additional repairs, replacements and longer outage times could have a material adverse impact on BPLP.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Unplanned or Extended Outages
BPLP’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the amount of electricity generated is less than expected due to extensions of planned outages significantly beyond their scheduled periods, or if there are one or more unplanned outages which, in aggregate, are for an extended period.
Labour Relations
BPLP has approximately 3,700 employees. Most of them are unionized. The PWU Collective Agreement expires December 2009. The Society of Energy Professionals Collective Agreement, which commenced January 2005, expires December 2009. Cameco cannot predict at this time whether new collective agreements will be reached with these or
2008 Cameco Annual Information Form

other employees without a work stoppage. Any lengthy work interruptions could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Government Regulation
BPLP’s operations are subject to extensive government regulation, which regulation may change from time to time. Failure to comply with government regulations could subject BPLP to the revocation of its operating licences for its nuclear generation facilities, the imposition of additional conditions under such licences, and fines or other penalties. Matters that are subject to regulation include nuclear operations, nuclear waste management and decommissioning and environmental matters. These regulations are promulgated pursuant to both federal and provincial law. Operations that are not currently regulated may become subject to regulation. Since legal requirements frequently change and are subject to interpretation, BPLP is not able to predict the ultimate cost of compliance with regulatory requirements or their effect on operations. Some of BPLP’s operations are regulated by government agencies that exercise discretionary powers conferred by statute. Since the scope of such authority is discretionary and may be inconsistently applied, BPLP is not able to predict the ultimate cost of compliance with these requirements or their effect on operations.
BPLP has decided to delay introduction of modified fuel in the Bruce B units. Previously, the plan was to start refuelling the Bruce B units with modified fuel commencing in 2008. The use of the modified fuel was intended to restore the safety margins of the reactors and allow them to operate at their design capacity. Currently, the Bruce B units are operating safely with reduced operating margins. BPLP has successfully taken other steps to partially restore the power rating at the Bruce B units. While the delay of the deployment of the modified fuel at Bruce B is not expected to result in any derating due to the low probability event safety margins, it remains possible that the units could experience significant derating in the future due to this issue. In addition, due to, among other things, inadequate safety margins, the CNSC has the power to limit the output from or order the shutdown of one or more of the Bruce B units and to impose additional onerous licence conditions on BPLP. (See Bruce Power LP – The Generating Facilities – New Fuel Program above.)
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Fuel Fabrication Defects and Product Liability
Cameco Fuel Manufacturing Inc. (CFM) fabricates nuclear fuel bundles, other reactor components and monitoring equipment. CFM’s products are complex and, accordingly, may contain defects that could be detected at any point in their product life cycle. Flaws in these products could materially and adversely affect CFM’s and Cameco’s reputation, result in significant cost to CFM and Cameco and impair CFM’s ability to sell its products in the future. The costs incurred in correcting any product errors may be substantial and could adversely impact CFM’s operating margins. While CFM introduced in 2007 a rigorous new process review and control regime, there is no guarantee that all defects or errors in its products will be found.
Some customers may demand compensation if CFM delivers defective products. In the event of a significant number of product defects, the compensation that may have to be paid could have a significant impact on Cameco’s operating results.
Some CFM agreements with customers contain specific terms which limit its liability to customers and others do not. Even with liability limitations in place, such provisions may not be effective as a result of existing or future laws or unfavourable judicial decisions. CFM has not experienced any material product liability claims to date. However, given the nature of nuclear fuel products, there is a risk that such claims could occur in the future. A successful product liability claim could result in significant monetary liability and could seriously disrupt CFM’s and Cameco’s business.
Nuclear Waste Management and Decommissioning
BPLP is subject to extensive federal regulation with respect to nuclear waste management. Failure to comply with such regulation could lead to prosecution and could subject BPLP to the revocation of its operating licences for its nuclear generation facilities, the imposition of additional conditions under such licences, and fines and other penalties. Any
2008 Cameco Annual Information Form

release of radioactive material beyond prescribed limits from property leased or occupied by BPLP could lead to governmental orders requiring investigation, control and/or remediation of such release and could also lead to claims from third parties for harm caused by such release. BPLP incurs substantial costs for nuclear waste management and changes in federal regulation could result in additional costs that could have a material adverse affect on BPLP.
The wet bays at Bruce B have limited capacity to store used nuclear fuel. As required by contract with BPLP, OPG has commenced the collection of used nuclear fuel bundles stored in the wet bays for transport to and storage at OPG’s dry storage facility at the Bruce site. OPG has title to all used nuclear fuel bundles in the wet bays. Failure of OPG to continue to provide collection services of adequate quality or in a timely manner or problems associated with the in station modifications to the Bruce B wet bays to support the loading of used nuclear fuel bundles into dry storage containers, could have a material adverse effect on BPLP.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Restructuring of Ontario’s Electricity Industry
The government of Ontario has the overall power to regulate Ontario’s electricity industry. Ontario’s electricity market opened to competition on May 1, 2002 with the introduction of competition in both the wholesale and retail markets in Ontario. The Ontario government subsequently announced regulatory changes. It is possible that further changes in the structure of the electricity market may occur based on the experience of the regulatory authorities and market participants. Such changes could be accomplished either through fundamental changes made by the government of Ontario to the structure of the Ontario electricity market, or through changes made to the market rules by the regulators.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Spot Market Electricity Prices
A significant portion of BPLP’s revenue is tied, either directly or indirectly, to the spot market price for electricity in Ontario. The spot market price for electricity will vary depending on, amongst other variables: the availability of generation and transmission systems; economic growth; economic slowdown; seasonal and weather-based variations in electricity demand; the plans and activities of other market participants; the evolution of newly deregulated electricity markets; regulatory decisions in Ontario and neighbouring jurisdictions (including deregulation); the exchange rate for the Canadian dollar; wholesale market trading rules; mechanisms for maintaining adequate generation reserves; and the overall level of competition.
Although BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks, there can be no assurance that these activities will be successful. Electricity prices can be volatile.
Reliance on Single Contractors
BPLP is dependent upon OPG for certain nuclear support services, Cameco for U3O8 supply and UO2 conversion services, and CFM for fuel manufacturing services. Reliance by BPLP on a single contractor for each of these services is a supply security risk. Failure of any of these suppliers to provide services of adequate quality or in a timely manner, or, in the case of OPG, to agree to extend the term of short-term material service agreements, could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Reliance on Transmission Systems
BPLP’s ability to sell electricity depends on the capacity and reliability of the Ontario electricity transmission system operated by Hydro One and the other North American electricity transmission systems that are connected to the Ontario electricity transmission system. Accordingly, the success of BPLP’s business is dependent upon the functioning of interconnected electrical transmission systems in North America, Hydro One’s operating performance and financial stability, as well as the provincial regulation of Ontario’s electricity transmission system. The lack of adequate and
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reliable electricity transmission capacity could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
Effects of Weather and Economic Conditions
By the nature of its business, BPLP’s earnings are sensitive to weather variations from time to time. Variations in winter weather affect the demand for electrical heating requirements. Variations in summer weather affect the demand for electrical cooling requirements.
Demand erosion continues to dominate the Ontario landscape, driven by declining economic conditions in Ontario and in North America, which has resulted in partial loss of industrial and wholesale demand. Since 2004 wholesale load has decreased by 35% (700GWh) and in 2008 Ontario demand is down by approximately 2% or 2 TWh in comparison to 2007. BPLP continues to implement a diversified contracting strategy that hedges output against exposure to Ontario low spot prices by sales into the retail contract market and into neighbouring jurisdictions such as the NYISO market place.
Credit Risk
Credit risk is the risk of non-performance by contractual counterparties with respect to payment for services provided. A significant portion of BPLP’s revenues are derived from sales through the spot market administered by government regulators. Participants in the spot market must meet standards mandated by regulators for creditworthiness with the result that BPLP’s risk for these sales should be effectively managed. To the extent that the credit support provided by purchasers of power to regulators is inadequate, all market participants, including BPLP, could be responsible for any shortfall in proportion to their market activity.
A significant portion of BPLP’s revenues are derived from the sale of electricity under medium-term and long-term power purchase and electricity price hedging agreements. The purchasers and BPLP under such agreements must meet certain standards for creditworthiness and, in certain circumstances, must supply financial assurances as security for non-performance. The requirement of purchasers to provide financial assurances should result in BPLP’s credit risk for these sales being effectively managed. To the extent that financial assurances provided by such purchasers are inadequate, BPLP is subject to credit risk, the occurrence of which could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results. BPLP is likewise obligated, in certain circumstances, to provide financial assurances to such purchasers. Depending on the circumstances, this may burden the credit capacity of BPLP and Cameco. Cameco has committed to provide a certain amount of financial assurances to BPLP.
Risks Relating to Centerra
Centerra’s business is sensitive to the volatility of gold prices
Centerra’s revenue is largely dependent on the world market price of gold. The gold price is subject to volatile movements over time and is affected by numerous factors beyond Centerra’s control. These factors include global supply and demand; central bank lending, sales and purchases; expectations for the future rate of inflation; the level of interest rates; the strength of, and confidence in, the US dollar; market speculative activities; and global or regional political and economic events, including Asia’s economies.
If the market price of gold falls and remains below variable production costs of any of Centerra’s mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Centerra’s mining and exploration activities. Centerra would also have to assess the economic impact of any sustained lower gold prices on recoverability and, therefore, the cut-off grade and level of Centerra’s gold reserves and resources. These factors could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
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Centerra’s reserves may not be replaced
The Kumtor and Boroo mines are currently Centerra’s only sources of gold production and will be depleted by 2014 and 2010 respectively, based upon the current life-of-mine plans. If these reserves are not replaced, this could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Centerra may experience further ground movements at the Kumtor mine
On July 8, 2002, a highwall ground movement at the Kumtor mine resulted in the death of one of Centerra’s employees and the temporary suspension of mining operations. The movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible. Consequently, Centerra milled lower-grade ore and achieved lower recovery rates. In February 2004, movement was also detected in the southeast wall of the open pit and a crack was discovered at the crest of the wall. In February 2006, there was further movement detected in the southeast wall of the open pit. In July 2006, there was ground movement in the northeast wall of the open pit that resulted in a new mining sequence and lower than anticipated gold production in 2006. In the first quarter of 2007, minor slope movement was detected in the waste dump above the SB Zone highwall in the Central Pit. Deformation cracks in the waste rock above the till focused attention on wall instability seated in the glacial till between the waste dumps and the underlying bedrock. Drilling has indicated that further push backs of the Kumtor pit will encounter unfrozen, water-saturated till. The outer face of the till is frozen and hence the water behind the slope face is pressurized. If depressurization of the till and of the underlying rocks cannot be achieved, a flatter slope angle will be required which would lead to a reduction of the mineral reserves mineable by open pit. For a description of these incidents, see Centerra - Kumtor Mine – Geotechnical Issues Affecting the Kumtor Open Pit.
Although extensive efforts are employed by Centerra to prevent further ground movement, there is no guarantee against further ground movements. A future ground movement could result in a significant interruption of operations. Centerra may also experience a loss of reserves or a material increase in costs, if it is necessary to redesign the open pit as a result of a ground movement. The consequences of a ground movement will depend upon the magnitude, location and timing of any such movement. If mining operations are interrupted to a significant magnitude or the mine experiences a significant loss of reserves or materially higher costs of operation, this could have a material adverse impact on Cameco.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Centerra’s business
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Centerra’s decision as to whether to continue to operate existing mines, ore refining and other facilities or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Centerra is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.
In this regard, the Mongolian Parliament has passed a new Minerals Law that, among other things, empowers Parliament to designate mineral deposits that have a potential impact on national security, economic and social development or deposits that have a potential of producing above 5% of the country’s GDP as deposits of strategic importance. The state may take up to a 50% interest in the exploitation of a minerals deposit of strategic importance where state-funded exploration was used to determine proven reserves and up to a 34% interest in an investment to be made by a license holder in a mineral deposit of strategic importance where proven reserves were determined through funding sources other than the state budget. The Mongolian Parliament has also passed a new law that imposes a windfall profits tax of 68% when gold prices are in excess of $850(US) per ounce. While the Boroo Stability Agreement affords Boroo protection against these laws, Centerra’s Gatsuurt project does not yet benefit from such status.
Since there is not yet a stability agreement in place for the Gatsuurt project, there is a risk that the Mongolian Parliament could designate it as a strategic deposit and take up to a 34% interest in it under the new Minerals Law. In addition,
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Gatsuurt may be subject to the windfall profits tax. Accordingly, Centerra has suspended further development of the property pending the completion of negotiations with the Government.
The foregoing uncertainties and changes in governments, regulations and policies and practices could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Centerra’s operations in the Kyrgyz Republic and Mongolia are located in areas of seismic activity
The areas surrounding both the Kumtor mine and Boroo operations are seismically active. While the risks of seismic activity were taken into account when determining the design criteria for Centerra’s Kumtor and Boroo operations, there can be no assurance that Centerra’s operations will not be materially adversely affected by this kind of activity, which could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Centerra’s properties are located in remote locations and require a long lead-time for equipment and supplies
Centerra operates in remote locations and depends on an uninterrupted flow of materials, supplies and services to those locations. In addition, Centerra uses expensive, large equipment that requires a long time to procure, build and install. Any interruptions to the procurement of equipment, or the flow of materials, supplies and services to Centerra’s properties could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results. Access to the Kumtor mine has been restricted on several occasions by illegal roadblocks. (See Centerra Gold – Kumtor Mine – Environmental Matters.)
Illegal mining has occurred on Centerra’s Mongolian properties, is difficult to control, may disrupt Centerra’s operations and may expose Centerra to liability.
Illegal mining is widespread in Mongolia. Illegal miners have and may continue to trespass on Centerra’s properties and engage in very dangerous practices, including climbing inside caves and old exploration shafts without any harnessing or safety devices. Although Centerra has hired security personnel to protect its activities, it is unable to continuously monitor the full extent of its exploration and operating properties. The presence of illegal miners could also lead to project delays and disputes regarding the development or operation of commercial gold deposits. The illegal activities of these miners could cause environmental damage (including environmental damage from the use of mercury by these miners) or other damage to Centerra’s properties or further personal injury or death, for which Centerra could potentially be held responsible, all of which could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Centerra may experience reduced liquidity and difficulty in obtaining future financing
The further development and exploration of mineral properties in which Centerra holds an interest or which Centerra may acquire may depend upon Centerra’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Centerra will be successful in obtaining required financing as and when needed. Volatile gold markets, a claim against Centerra, a significant event disrupting Centerra’s business or operations, or other factors may make it difficult or impossible for Centerra to obtain debt financing or equity financing on favourable terms or at all. Centerra’s principal operations are located in, and Centerra’s strategic focus is on, Asia and the former Soviet Union, developing areas that have experienced past economic and political difficulties and may be perceived as unstable. This may make it more difficult for Centerra to obtain debt financing from project or other lenders. Failure to obtain additional financing on a timely basis may cause Centerra to postpone development plans, forfeit rights in Centerra’s properties or joint ventures or reduce or terminate Centerra’s operations. Reduced liquidity or difficulty in obtaining future financing could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
As a holding company, Centerra’s ability to make payments depends on the cash flows of its subsidiaries.
Centerra is a holding company that conducts substantially all of its operations through subsidiaries, many of which are incorporated outside of North America. Centerra has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, Centerra is dependent on the cash flows of its subsidiaries to meet its obligations,
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including payment of principal and interest on any debt it incurs. The ability of Centerra’s subsidiaries to provide it with payments may be constrained by the following factors:
•	the cash flows generated by operations, investment activities and financing activities;
•	the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate; and
•	the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated.
If Centerra is unable to receive sufficient cash from its subsidiaries, Centerra may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. There can be no assurances that an offering of its debt or equity or refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt, all of which could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
DESCRIPTION OF SECURITIES

Description of Share Capital
The authorized share capital of Cameco consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of common shares without nominal or par value, of which, at March 18, 2009, 392,454,823 common shares were outstanding as fully paid and non-assessable shares and one Class B Share of which one is outstanding as a fully paid and non-assessable share. In addition, as of March 18, 2009 there were 8,404,984 stock options outstanding to acquire common shares of Cameco pursuant to the Company’s stock option plan. The Articles of Incorporation of Cameco (the “Articles”) contain provisions imposing restraints on the issue, transfer and ownership of voting securities of Cameco. (See Restrictions on Ownership and Voting below.) The following is a summary of the material provisions attaching to these classes of shares.
Common Shares
Subject to the limitations described below, the holders of common shares are entitled to one vote per common share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by the board of directors of Cameco. The common shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of liquidation, dissolution or winding up of Cameco or any other distribution of the assets of Cameco among its shareholders for the purpose of winding up its affairs. The holders of the common shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under Description of Share Capital – Restrictions on Ownership and Voting below, non-residents of Canada who hold common shares have the same rights as shareholders who are residents of Canada.
Class B Shares
The holder of the Class B share (the “Class B Share”), the Province of Saskatchewan, is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to: (i) amend Part I of Schedule B of the Articles; (ii) amalgamate that would effect an amendment to Part I of Schedule B of the Articles; or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan (the
2008 Cameco Annual Information Form

“Province”), (B) all of the executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of the Company, except for the chairman of the board, and substantially all of the senior officers (vice presidents) of the Company must be ordinarily resident in the Province, and (C) all annual meetings of shareholders of the Company must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from Cameco for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by the Company. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of common shares with respect to the distribution of assets in the event of liquidation, dissolution or winding up of the Company. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.
First Preferred Shares
The First Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the common shares and the Class B Share with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
Second Preferred Shares
The Second Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the common shares and the Class B Share with respect to the payment of dividends and the distributions of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
Restrictions on Ownership and Voting
Limits on the Holdings of Residents and Non-Residents of Canada
The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of voting securities of Cameco so as to prevent both residents and non-residents from owning or controlling more than a specified percentage of voting securities. The constraints affect the common shares of the Company.
Specifically, no resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes than may ordinarily be cast to elect directors of Cameco. Similarly, no non-resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco. Further, the votes attaching to securities of Cameco held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders of Cameco will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting. In certain prior years, including in 2008, Cameco has limited the counting of votes by non-residents of Canada at its annual shareholders meeting to abide by this restriction, which resulted in non-residents of Canada receiving less than one vote per share.
2008 Cameco Annual Information Form

Enforcement
In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.
The provisions allow Cameco to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.
If Cameco has reason to believe, whether through shareholder declarations filed with it or its books and records or those of its registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, it has the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and Cameco has been so advised.
Definitions
The following definitions apply for the purposes of the restrictions described above:
“non-resident” means:
(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or an agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:
(A)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents; or

(B)	in which non-residents as defined in any of (i) to (iv) above have more than fifty percent of the beneficial interest; or
(vi)	a corporation that is controlled by a trust described in (v) above;
“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident;
“voting security” means a share or other security of Cameco carrying full voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes:
(i)	a security currently convertible into such a share or other security; and

(ii)	currently exercisable options and rights to acquire such a share or other security or such convertible share or other security;
“person” includes any individual, corporation, government or agency thereof, executor, administrator or other legal representative; a person is an associate of another person if:
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(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting securities of Cameco; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person; provided that:
(A)	if a resident who, but for this paragraph, would be an associate of a non-resident submits to Cameco a statutory declaration stating that no voting securities are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(B)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(C)	if any person appears to Cameco to hold voting securities to which are attached not more than the lesser of four one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of Cameco and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting securities;
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of nay body corporate or otherwise; and
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
Other Restrictions
The ENL Reorganization Act places certain other restrictions on Cameco, including prohibition against applying for continuance in another jurisdiction and a prohibition against Cameco enacting articles of incorporation or bylaws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on Cameco including a prohibition against Cameco creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that Cameco maintain its registered office and its head office operations within the Province of Saskatchewan.
The Saskatchewan Mining Development Corporation Reorganization Act also requires Cameco to maintain its registered office and its head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province of Saskatchewan.
The bylaws of the Company provide that a majority of the members of the board of directors of Cameco shall be resident Canadians. The Articles provide that the number of directors will be not less than three and not more than fifteen. The number of directors is presently fixed at thirteen.
2008 Cameco Annual Information Form

Ratings of Securities
Cameco has one series of senior unsecured debentures outstanding and is a frequent issuer of commercial paper. Cameco’s senior unsecured debentures (“Senior Unsecured Debentures”) consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015. $189 million of commercial paper was outstanding at March 1, 2009.
As summarized in the following table, DBRS and Standard & Poor’s (“S&P”) have provided ratings of the Company’s commercial paper and Senior Unsecured Debentures:

Security	DBRS(1)	S&P(2)
Commercial Paper	R-1 (low)	A-1 (low)(3)
Senior Unsecured Debentures	A (low)	BBB+

(1)	Published as of June 26, 2008

(2)	Published as of October 31, 2008

(3)	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
The credit ratings provided by DBRS and S&P (“Rating Agencies”) are not recommendations to buy, hold or sell the securities, as such ratings do not comment on the market price or suitability for an individual investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant. Cameco provides the Rating Agencies with confidential, in-depth information in support of the rating process.
The rating ranges, definitions of the rating categories and the relative rankings assigned within the respective rating classification systems are as follows:
Commercial Paper
Commercial paper rating scales are meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. DBRS rates commercial paper by rating categories ranging from a high of R-1 to a low of D. The rating of R-1 (low) from DBRS is at the lower end of the R-1 category. An R-1 (low) rating is characterized as having “satisfactory credit quality” and is the third highest of ten available credit ratings. S&P rates commercial paper by rating categories ranging from a high of A-1 (high) to a low of D. The rating of A-1 (low) from S&P is characterized as having “satisfactory capacity to meet its financial commitments on the obligation” and is the third highest of eight available credit ratings.
Senior Unsecured Debentures
Long-term debt rating scales are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. DBRS rates senior unsecured debt by rating categories ranging from a high of AAA to a low of D. The rating of A (low) from DBRS is at the lower end of the A category. The A category is characterized as having “satisfactory credit quality” and is the third highest of ten available credit ratings. S&P rates senior unsecured debt by rating categories ranging from a high of AAA to a low of D. The rating of BBB+ from S&P is at the higher end of the BBB category. The BBB category is characterized as exhibiting “adequate protection parameters” and is the fourth highest of ten available credit ratings.
Dividend Policy
At the time of the Company’s initial public offering in 1991, the board of directors of the Company established a policy of paying quarterly dividends.
In December 2004, Cameco’s board of directors approved a three-for-one stock split of its outstanding common shares, to be effected by way of a stock dividend. All shareholders received two additional shares for each share owned on the record date of December 31, 2004. The board of directors also approved an increase in the annual dividend from $0.60 to $0.72 ($0.24 post split) beginning in 2005.
2008 Cameco Annual Information Form

In January 2006, Cameco’s board of directors approved a two-for-one stock split of its outstanding shares, to be effected by way of a stock dividend. All shareholders received one additional share for each share owned on the record date of February 17, 2006. The board of directors also approved an increase in the annual dividend from $0.24 to $0.32 ($0.16 post-split) beginning in 2006.
In December 2006, Cameco’s board of directors approved an increase in the annual dividend from $0.16 to $0.20 beginning in 2007.
In December 2007, Cameco’s board of directors approved an increase in the annual dividend from $0.20 to $0.24 beginning in 2008.
This policy will be reviewed from time to time in light of the Company’s financial position and other factors considered relevant by the board of directors.
The following table sets forth the cash dividends per common share for each of the most recently completed financial years (adjusted for the February 17, 2006 stock split).

	2008	2007	2006
Cash dividends declared per common share	$0.24	$0.20	$0.16
LEGAL PROCEEDINGS

A description of certain legal proceedings to which Cameco or its subsidiaries are a party is included in Notes 16 and 24 to the 2008 Financial Statements.
2008 FINANCIAL STATEMENTS

Cameco’s audited consolidated financial statements and notes thereto for the year ended December 31, 2008 are incorporated herein by reference. This document is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Cameco’s Form 40-F. This document is also referred to in this Annual Information Form as “2008 Financial Statements”.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2008 is incorporated herein by reference. This document (also referred to in this Annual Information Form as the 2008 MD&A) is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Cameco’s Form 40-F.
MARKET FOR SECURITIES

The Company’s common shares are listed and traded on the Toronto Stock Exchange (CCO) and the New York Stock Exchange (CCJ).
The Canadian registrar and transfer agent for the Company’ common shares is CIBC Mellon Trust Company through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6. The US registrar and transfer agent for the Company’s common shares is Mellon Investor Services LLC through its offices at 29 Jersey City, New Jersey, 07310.
2008 Cameco Annual Information Form

Price Range and Trading Volume of Common Shares
The following table sets forth the range of high and low closing prices and trading volume for the common shares of the Company on the TSX for the periods indicated.

	TSX
2008	High ($)	Low ($)	Volume
January	41.69	32.00	51,627,442
February	39.63	31.39	45,733,118
March	40.13	32.28	37,277,827
April	39.26	33.39	31,924,792
May	43.74	34.36	35,587,465
June	44.38	37.07	33,532,707
July	44.20	35.30	33,706,764
August	37.15	29.25	28,250,435
September	31.54	21.21	53,417,388
October	23.96	14.33	57,049,737
November	22.46	15.15	30,957,976
December	22.95	17.55	43,641,376
DIRECTORS AND OFFICERS

Directors

Name, Office held in Corporation and
Municipality of Residence	Principal Occupation or Employment	Director Since(1)
JOHN S. AUSTON (2, 6)	Geologist; Corporate Director, 2000 to present; prior:	1999
West Vancouver, British Columbia, Canada	President, Director and Chief Executive Officer, Ashton Mining of Canada Inc. 1996-2000.

JOHN H. CLAPPISON (2, 3, 4) Toronto, Ontario, Canada	Corporate Director, commencing in 2006; prior: 1990 to December 2005, managing partner of the Toronto office of PricewaterhouseCoopers LLP.	2006

JOE F. COLVIN (4, 6) Kiawah Island, South Carolina, U.S.A.	Corporate Director and President Emeritus of Nuclear Energy Institute, February 16, 2005 to present; prior: President and Chief Executive Officer, Nuclear Energy Institute 1996 to February 15, 2005.	1999

HARRY D. COOK (2, 4, 6) La Ronge, Saskatchewan, Canada	Corporate Director, March 31, 2005 to present; prior: Chief, Lac La Ronge Indian Band from 1987 until March 31, 2005.	1992

JAMES R. CURTISS (4, 5) Brookeville, Maryland, U.S.A.	Corporate Director, April 1, 2008 to present; prior: Lawyer, Partner, Winston & Strawn, 1993 to March 31, 2008	1994

GEORGE S. DEMBROSKI (5, 6) Toronto, Ontario, Canada	Corporate Director, 1998 to present; prior: Vice-Chairman and Director, RBC Dominion Securities Limited (investment dealer) 1981-1998.	1996
2008 Cameco Annual Information Form

Name, Office held in Corporation and
Municipality of Residence	Principal Occupation or Employment	Director Since(1)
GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position 2003; prior: President 2000-2002; Executive Vice-President 1997-2000.	2000

NANCY E. HOPKINS, Q.C. (3, 6) Saskatoon, Saskatchewan, Canada	Lawyer, Partner, McDougall Gauley, 1984 to present. Effective January 2001 Gauley & Company merged with McDougall Ready to form McDougall Gauley.	1992

OYVIND HUSHOVD (2, 3, 5) Kristiansand S, Norway	Corporate Director, June 1, 2005 to present; prior: Chairman and Chief Executive Officer of Gabriel Resources Ltd., May 2003 to May 31, 2005; and President and Chief Executive Officer of Falconbridge Ltd. 1996 to 2002.	2003

J.W. GEORGE IVANY (3, 5, 6) Kelowna, British Columbia, Canada	Corporate Director, 1999 to present; prior: President and Vice-Chancellor, University of Saskatchewan 1989-1999.	1999

A. ANNE McLELLAN (4, 5, 6) Edmonton, Alberta, Canada	Lawyer, Counsel, Bennett Jones LLP June, 2006 to present; prior: 1993 to 2006, served as a cabinet minister in various portfolios with the Canadian government, most recently as Deputy Prime Minister of Canada from 2003 to 2006.	2006

A. NEIL McMILLAN (2, 3, 4) Saskatoon, Saskatchewan, Canada	President and Chief Executive Officer, Claude Resources Inc. March 1, 2004 to present; prior: 1996 to March 1, 2004 President of Claude Resources Inc.	2001

ROBERT W. PETERSON (3, 4, 5) Regina, Saskatchewan, Canada	Member of the Senate of Canada 2005 to present and President and Chief Operating Officer Denro Holdings Ltd. 1994 to present.	1994

VICTOR J. ZALESCHUK (2, 5, 6) Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1, 1997 to June 1, 2001.	2001

Notes:

(1)	Each director will hold office until the next annual meeting unless such director’s office is earlier vacated in accordance with the corporate law requirements applicable to the Company from time to time.

(2)	Member of the reserves oversight committee.

(3)	Member of the audit committee.

(4)	Member of the safety, health and environment committee.

(5)	Member of the human resources and compensation committee.

(6)	Member of the nominating, corporate governance and risk committee.
2008 Cameco Annual Information Form

Officers

Name, Office held in Corporation and Municipality	Principal Occupation or Employment for Past Five
of Residence	Years
VICTOR J. ZALESCHUK Chair Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1997 to June 2001.

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position January 2003; prior: President, 2000-2002; Executive Vice-President 1997-2000.

TIMOTHY S. GITZEL Senior Vice-President and Chief Operating Officer Saskatoon, Saskatchewan, Canada	Assumed current position January 2007; prior: Executive Vice-President, mining business unit, AREVA June 2004 to January 2007; President and Chief Executive Officer, Cogema Resources Inc. September 2001 to June 2004.

GEORGE B. ASSIE Senior Vice-President, Marketing and Business Development Saskatoon, Saskatchewan, Canada	Assumed current position January 2003; prior: President Cameco Inc., Eden Prairie, Minnesota 1999 - 2002.

O. KIM GOHEEN Senior Vice-President and Chief Financial Officer Saskatoon, Saskatchewan, Canada	Assumed current position August 2004; prior Vice-President & Treasurer May 1999 to August 2004.

RITA M. MIRWALD Senior Vice-President, Corporate Services Saskatoon, Saskatchewan, Canada	Assumed current position April 1997.

GARY M.S. CHAD, Q.C. Senior Vice-President, Governance, Law and Corporate Secretary Saskatoon, Saskatchewan, Canada	Assumed current position January 2000; prior: Senior General Counsel and Secretary 1990-1999.
To the knowledge of the Company, the number of common shares of Cameco which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at March 18, 2009, was 426,415 representing less than 1% of the outstanding common shares of Cameco.
To the knowledge of the Company, the number of common shares of Centerra which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at March 18, 2009, was 29,600, representing less than 1% of the outstanding common shares of Centerra.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
None of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, a director or executive officer of another company which, during such individual’s tenure:
(a)	was the subject of a cease trade or similar order or an order that denied that company access to any statutory exemptions for a period exceeding 30 consecutive days;
(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied that issuer access to any statutory exemptions for a period exceeding 30 consecutive days; or
2008 Cameco Annual Information Form

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.
None of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.
None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Interest of Management and Others in Material Transactions
To the best of the Company’s knowledge, none of the directors, executive officers or shareholders exercising control or direction or over 10% of any class of the Company’s outstanding securities, nor their associates or affiliates, have any material interests in material transactions which have affected, or will materially affect, the Company.
AUDIT COMMITTEE

Audit Committee Charter
A copy of the audit committee charter is attached as Appendix “A” and is also available on the Company’s website www.cameco.com under “Governance”.
Composition of the Audit Committee
The members of the audit committee are Nancy Hopkins (chair), Oyvind Hushovd, George Ivany, Neil McMillan, Robert Peterson and John Clappison. Each member of the committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators.
Relevant Education and Experience
John Clappison, a corporate director, is the former managing partner of the Toronto office of PricewaterhouseCoopers LLP. He currently serves on three other publicly traded companies, and the boards of other private and not-for-profit organizations. Mr. Clappison is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clappison will become the audit committee chair following the annual general meeting in May 2009.
Nancy Hopkins is a partner with the law firm of McDougall Gauley, LLP in Saskatoon where she concentrates her practice on corporate and commercial law and taxation. She currently serves on two other publicly traded companies, the board of governors of the University of Saskatchewan, the board of the Saskatoon Airport Authority and the CPP Investment board. She formerly served on the board of the Canadian Institute of Chartered Accountants. Ms. Hopkins has a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Saskatchewan. Ms. Hopkins will cease to be the audit committee chair in May 2009.
2008 Cameco Annual Information Form

Oyvind Hushovd, a corporate director, is the former Chair and Chief Executive Officer of Gabriel Resources Ltd., a Canadian-based precious metals exploration and development company, retiring in 2005. Prior to that he was the President and Chief Executive Officer of Falconbridge Limited from 1996 to 2002. He currently serves on the board of one other publicly traded company and one private company. Mr. Hushovd received a Master of Economics and Business Administration degree from the Norwegian School of Business and a Master of Law degree from the University of Oslo.
George Ivany, a corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in Chemistry and Physics and a diploma in education from Memorial University of Newfoundland. He received a Master of Arts degree in Physics Education from the Teachers College, Columbia University and a Ph.D. in Secondary Education from the University of Alberta.
Neil McMillan is the President and Chief Executive Officer of Claude Resources Inc., a gold mining and oil and gas producing company based in Saskatoon, Saskatchewan. He currently serves on the boards of two other publicly traded companies (including Claude Resources Inc.) and previously sat on the board of Atomic Energy Canada Ltd. Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan.
Robert Peterson, Senator, is a member of the Senate of Canada, having been appointed in 2005. He is also the President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.
Fees Paid to External Auditors
Fees paid to the external auditors during the years ended December 31, 2008 and 2007 were as follows:

		% of		% of
		Total		Total
	2008	Fees	2007	Fees
Audit Fees:
Cameco	$1,062,500	34.1%	$890,000	44.9%
Centerra and other subsidiaries	1,197,276	38.5%	661,400	33.4%

Total Audit Fees	$2,259,776	72.6%	$1,551,400	78.3%

Audit-Related Fees:
Sarbanes-Oxley 404 scoping project	—	—	$41,500	2.1%
Translation services	$170,000	5.5%	—	—
Cameco consulting	98,200	3.1%	31,500	1.5%
Centerra consulting	—	—	153,900	7.8%
Pensions	15,000	0.5%	13,000	0.7%
Potential financing & convertible debentures	326,260	10.5%	—	—

Total Audit-Related Fees	$609,460	19.6%	$239,900	12.1%

Tax Fees:
Compliance	$121,500	3.9%	$130,400	6.6%
Planning and advice	122,300	3.9%	58,800	3.0%

Total Tax Fees	$243,800	7.8%	$189,200	9.6%
All Other Fees:	—	—	—	—

Total Fees:	$3,113,036	100.0%	$1,980,500	100.0%

External Audit Pre-Approval Practices
As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the
2008 Cameco Annual Information Form

delegated authority must be presented by the member(s) who granted the pre-approvals to the full committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.
MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business not otherwise required to be disclosed, that have been entered into by Cameco within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect:
(a)	On September 1, 2005, Cameco entered into an underwriting agreement with RBC Dominion Securities Inc. and Scotia Capital Inc. in connection with the issuance on September 15, 2005 of $300 million principal amount of 4.7% unsecured debentures due in 2015. For more details on these debentures, see Description of Securities-Rating of Securities.
(b)	On September 16, 2005, Cameco entered into the Third Supplemental Indenture with CIBC Mellon Trust Company in connection with the issuance on September 15, 2005 of $300 million principal amount of 4.7% unsecured debentures due in 2015. This Third Supplemental Indenture, together with the July 12, 1999 original indenture, sets out the terms and conditions pertaining to the $300 million principal amount of 4.7% unsecured debentures due in 2015. For more details on these debentures, see Description of Securities-Rating of Securities.
(c)	On December 2, 2005, Cameco entered into an agreement to acquire a 100% interest in Ziractec (now Cameco Fuel Manufacturing Inc.), a Canadian manufacturer of nuclear fuel bundles. The purchase was completed on February 1, 2006 at a purchase price of $109 million. For more details on this purchase, see Uranium Fuel Conversion Services-Operations.
INTEREST OF EXPERTS

Name of Experts
The Company’s auditor is KPMG LLP, independent chartered accountants, who have audited the 2008 Financial Statements.
The qualified persons, as defined by NI 43-101, who have prepared or supervised preparation of the scientific and technical information in this Annual Information Form regarding the Company’s material uranium properties (McArthur River and Cigar Lake), including uranium mineral reserve and resources estimates, are named above at The Nuclear Business – Reserves and Resources. Except for Mr. Edwards, all of the qualified persons are employees of Cameco.
The qualified persons, as defined by NI 43-101, who have prepared or supervised the preparation of scientific and technical information in this Annual Information Form regarding the Company’s material gold property (Kumtor), including mineral reserve and resource estimates, are named above at Centerra Gold Inc. – Centerra – Kumtor Mine. Two qualified persons, Ian Atkinson and Dan Redmond, are employees of Centerra, a subsidiary of Cameco. The other two qualified persons are not employees of Cameco or its subsidiaries.
Interest of Experts
KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Saskatchewan.
To the knowledge of the Company, the qualified persons named or referred above under “Name of Experts” beneficially own, directly or indirectly, less than 1% or more of any class of the Company’s outstanding securities.
2008 Cameco Annual Information Form

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company’s name at www.sedar.com. Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cameco securities, if any, and securities authorized for issuance under equity compensation plans, can be found in Cameco’s April 9, 2008 Management Proxy Circular for its May 2008 annual meeting of shareholders and will be found in Cameco’s Management Proxy Circular for its May 2009 annual meeting of shareholders that is expected to be available in April 2009. Such additional financial information is provided in the 2008 Financial Statements and the 2008 MD&A relating to the same, which are incorporated herein by reference, as well as in the reconciliation to United States GAAP filed with securities regulators on SEDAR.
2008 Cameco Annual Information Form

Appendix “A”

AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

MANDATE
PURPOSE
The primary purpose of the audit committee (committee) is to assist the board of directors (board) in fulfilling its oversight responsibilities for (a) the accounting and financial reporting processes, (b) the internal controls, (c) the external auditors, including performance, qualifications, independence, and their audit of the corporation’s financial statements, (d) the performance of the corporation’s internal audit function, (e) risk management of financial risks as delegated by the board, (f) the corporation’s process for monitoring compliance with laws and regulations (other than environmental and safety laws) and its code of conduct and ethics, and (g) prevention and detection of fraudulent activities. The committee shall also prepare such reports as required to be prepared by it by applicable securities laws.
In addition, the committee provides an avenue for communication between each of the internal auditor, the external auditors, management, and the board. The committee shall have a clear understanding with the external auditors that they must maintain an open and transparent relationship with the committee and that the ultimate accountability of the external auditors is to the board and the committee, as representatives of the shareholders. The committee, in its capacity as a committee of the board, subject to the requirements of applicable law, is directly responsible for the appointment, compensation, retention, and oversight of the external auditors.
The committee has the authority to communicate directly with the external auditors and internal auditor.
The committee shall make regular reports to the board concerning its activities and in particular shall review with the board any issues that arise with respect to the quality or integrity of the corporation’s financial statements, the performance and independence of the external auditors, the performance of the corporation’s internal audit function, or the corporation’s process for monitoring compliance with laws and regulations other than environmental and safety laws.
COMPOSITION
The board shall appoint annually, from among its members, a committee and its chair. The committee shall consist of at least three members and shall not include any director employed by the corporation.
Each committee member will be independent pursuant to the standards for independence adopted by the board.
Each committee member shall be financially literate with at least one member having accounting or related financial expertise, using the terms defined as follows:
“Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the corporation’s financial statements; and
“Accounting or related financial expertise” means the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
In addition, where possible, at least one member of the committee shall qualify as an “audit committee financial expert” within the meaning of applicable securities law.
Members of the committee may not serve on the audit committees of more than two additional public companies without the approval of the board.
2008 Cameco Annual Information Form

MEETINGS
The committee will meet at least four times annually and as many additional times as the committee deems necessary to carry out its duties effectively. The committee will meet separately in private with the external auditors, the internal auditor and management at each regularly scheduled meeting.
A majority of the members of the committee shall constitute a quorum. No business may be transacted by the committee except at a meeting of its members at which a quorum of the committee is present.
The committee may invite such officers, directors and employees of the corporation as it may see fit from time to time to attend at meetings of the committee and assist thereat in the discussion and consideration of any matter.
A meeting of the committee may be convened by the chair of the committee, a member of the committee, the external auditors, the internal auditor, the chief executive officer or the chief financial officer. The secretary, who shall be appointed by the committee, shall, upon direction of any of the foregoing, arrange a meeting of the committee. The committee shall report to the board in a timely manner with respect to each of its meetings.
DUTIES AND RESPONSIBILITIES
To carry out its oversight responsibilities, the committee shall:
Financial Reporting Process
1.	Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.
2.	Consider any matter required to be communicated to the committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the corporation; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.
3.	Require the external auditors to present and discuss with the committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.
4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements, (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law, (c) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement, and (d) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the corporation.
5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.
2008 Cameco Annual Information Form

6.	Review with management and the external auditors (a) any off-balance sheet financing mechanisms being used by the corporation and their effect on the corporation’s financial statements and (b) the effect of regulatory and accounting initiatives on the corporation’s financial statements, including the potential impact of proposed initiatives.
7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.
8.	Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.
9.	Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.
10.	Review and discuss with management and the external auditors the audited annual financial statements and related management discussion and analysis, make recommendations to the board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that the reconciliation of the audited financial statements to U.S. GAAP complies with the requirements of U.S. securities laws.
11.	Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management discussion and analysis and make recommendations to the board with respect to the approval thereof, before being released to the public.
12.	Obtain confirmation from the chief executive officer and the chief financial officer (and considering the external auditors’ comments, if any, thereon) to their knowledge:
(a)	that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings; and

(b)	that the interim financial statements, together with any financial information included in the interim MD&A, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.
13.	Review earnings press releases, before being released to the public. Discuss the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro-forma” or “adjusted” Non-GAAP, information).
14.	Review any news release, before being released to the public, containing earnings guidance or financial information based upon the corporation’s financial statements prior to the release of such statements.
15.	Review the appointment of the chief financial officer and have the chief financial officer report to the committee on the qualifications of new key financial executives involved in the financial reporting process.
16.	Consult with the human resources and compensation committee on the succession plan for the chief financial officer and controller. Review the succession plans in respect of the chief financial officer and controller.
2008 Cameco Annual Information Form

Internal Controls
1.	Receive from management a statement of the corporation’s system of internal controls over accounting and financial reporting.
2.	Consider and review with management, the internal auditor and the external auditors, the adequacy and effectiveness of internal controls over accounting and financial reporting within the corporation and any proposed significant changes in them.
3.	Consider and discuss the scope of the internal auditors and external auditors review of the corporation’s internal controls, and obtain reports on significant findings and recommendations, together with management responses.
4.	Discuss, as appropriate, with management, the external auditors and the internal auditor, any major issues as to the adequacy of the corporation’s internal controls and any special audit steps in light of material internal control deficiencies.
5.	Review annually the disclosure controls and procedures, including (a) the certification timetable and related process and (b) the procedures that are in place for the review of corporation’s disclosure of financial information extracted from corporation’s financial statements and the adequacy of such procedures. Receive confirmation from the chief executive officer and the chief financial officer of the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the corporation’s ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves management or other employees who have a significant role in the corporation’s internal control over financial reporting. In addition, receive confirmation from the chief executive officer and the chief financial officer that they are prepared to sign the annual and quarterly certificates required by applicable securities law.
6.	Review management’s annual report and the external auditors’ report on the assessment of the effectiveness of the corporation’s internal control over financial reporting.
7.	Receive a report, at least annually, from the reserves oversight committee of the board on the corporation’s mineral reserves.
External Auditors
(i) External Auditors’ Qualifications and Selection
1.	Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the external auditors, who must be registered with agencies mandated by applicable law. The committee shall be entitled to adequate funding from the corporation for the purpose of compensating the external auditors for completing an audit and audit report.
2.	Instruct the external auditors that:
(a)	they are ultimately accountable to the board and the committee, as representatives of shareholders; and

(b)	they must report directly to the committee.
3.	Ensure that the external auditors have direct and open communication with the committee and that the external auditors meet regularly with the committee without the presence of management to discuss any matters that the committee or the external auditors believe should be discussed privately.
4.	Evaluate the external auditors’ qualifications, performance, and independence. As part of that evaluation:
2008 Cameco Annual Information Form

(a)	at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external auditors and the corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law; and

(b)	annually review and confirm with management and the external auditors the independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

(c)	annually review and evaluate senior members of the external audit team, including their expertise and qualifications. In making this evaluation, the audit committee should consider the opinions of management and the internal auditor.
Conclusions on the independence of the external auditors should be reported to the board.
5.	Review and approve the corporation’s policies for the corporation’s hiring of employees and former employees of the external auditors. Such policies shall include, at minimum, a one-year hiring “cooling off” period.
(ii) Other Matters
6.	Meet with the external auditors to review and approve the annual audit plan of the corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors shall report to the committee all significant changes to the approved audit plan.
7.	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.
8.	Review and pre-approve all audit and non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to pre-approve any audit or non-audit service engagement fees and terms. At the next committee meeting, the chair shall report to the committee any such pre-approval given. Establish and adopt procedures for such matters.
Internal Auditor
1.	Review and approve the appointment or removal of the internal auditor.
2.	Review and discuss with the external auditors, management, and internal auditor the responsibilities, budget and staffing of the corporation’s internal audit function.
2008 Cameco Annual Information Form

3.	Review and approve the mandate for the internal auditor and the scope of annual work planned by the internal auditor, to receive summary reports of internal audit findings, management’s response thereto, and reports on any subsequent follow-up to any identified weakness.
4.	Ensure that the internal auditor has direct and open communication with the committee and that the internal auditor meets regularly with the committee without the presence of management to discuss any matters that the committee or the internal auditor believe should be discussed privately, such as problems or difficulties which were encountered in the course of internal audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management.
5.	Review and discuss with the internal auditor and management the internal auditor’s ongoing assessments of the corporation’s business processes and system of internal controls.
6.	Review the effectiveness of the internal audit function, including staffing, organizational structure and qualifications of the internal auditor and staff.
Compliance
1.	Monitor compliance by the corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.
2.	The receipt of regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the safety, health and environmental committee of the board. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.
3.	Establish and oversee the procedures in the code of conduct and ethics policy to address:
(a)	the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal accounting or auditing matters; and

(b)	confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters.
Receive periodically a summary report from the senior vice-president law, regulatory affairs and corporate secretary on such matters as required by the code of conduct and ethics policy.
Monitor management’s implementation of the code of conduct and ethics policy and the international business conduct policy and review compliance therewith by, among other things, obtaining an annual report summarising statements of compliance by employees pursuant to such policies and reviewing the findings of any investigations of non-compliance. Periodically review the adequacy and appropriateness of such policies and make recommendations to the board thereon.
Monitor management’s implementation of the anti-fraud policy; and review compliance therewith by, among other things, receiving reports from management on:
(a)	any investigations of fraudulent activity;

(b)	monitoring activities in relation to fraud risks and controls; and

(c)	assessments of fraud risk.
Periodically review the adequacy and appropriateness of the anti-fraud policy and make recommendations to the board thereon.
2008 Cameco Annual Information Form

Review all proposed related party transactions and situations involving a director’s, senior officer’s or an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to review all such transactions and situations. At the next committee meeting, the chair shall report to the results of such review. Ensure that political and charitable donations conform with policies and budgets approved by the board.
Monitor management of hedging, debt and credit, make recommendations to the board respecting policies for management of such risks, and review the corporation’s compliance therewith.
4.	Approve the expenses submitted for reimbursement by the chief executive officer.
Organizational Matters
1.	The procedures governing the committee shall, except as otherwise provided for herein, be those applicable to the board as set forth in Part 7 of the General Bylaws of the corporation.
2.	The members and the chair of the committee shall be entitled to receive remuneration for acting in such capacity as the board may from time to time determine.
3.	The committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to:
(a)	to select, retain, terminate, set and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate; and

(b)	to obtain appropriate funding to pay, or approve the payment of, such approved fees;
without seeking approval of the board or management
4.	Any member of the committee may be removed or replaced at any time by the board and shall cease to be a member of the committee upon ceasing to be a director. The board may fill vacancies on the committee by appointment from among its members. If and whenever a vacancy shall exist on the committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the foregoing, each member of the committee shall remain as such until the next annual meeting of shareholders after that member’s election.
5.	The committee shall annually review and assess the adequacy of its mandate and recommend any proposed changes to the nominating, corporate governance and risk committee for recommendation to the board for approval.
6.	The committee shall participate in an annual performance evaluation by the nominating, corporate governance and risk committee, the results of which will be reviewed by the board.
7.	The committee shall perform any other activities consistent with this mandate, the corporation’s governing laws and the regulations of stock exchanges, as the committee or the board deems necessary or appropriate.
2008 Cameco Annual Information Form